UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2021 (May 16, 2021)

Discovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34177	35-2333914
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(Address of principal executive offices, including zip code)

(240) 662-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Series A Common Stock	DISCA	Nasdaq
Series B Common Stock	DISCB	Nasdaq
Series C Common Stock	DISCK	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 17, 2021, Discovery, Inc., a Delaware corporation (“Discovery” or the “Company”) and Drake Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Discovery (“Merger Sub”), entered into definitive agreements with AT&T Inc., a Delaware corporation (“AT&T”), and Magallanes, Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Spinco”), pursuant to which and subject to the terms and conditions therein (1) AT&T will transfer the business, operations and activities that constitute the WarnerMedia segment of AT&T, subject to certain exceptions as set forth in the Separation Agreement (as defined below) (the “Spinco Business”) to Spinco (the “Separation”), (2) AT&T will distribute to its stockholders the issued and outstanding shares of common stock, par value $0.01 per share of Spinco (“Spinco Common Stock”) held by AT&T by way of either (at AT&T’s option) a pro rata dividend, an exchange offer or a combination of an exchange offer and a pro rata dividend for any shares that are unsubscribed in the exchange offer (the “Distribution”) and (3) Merger Sub will merge with and into Spinco, with Spinco as the surviving entity and wholly owned subsidiary of Discovery (the “Merger”). As a result of the Merger, the existing shares of Spinco will be automatically converted into the right to receive a number of shares of Discovery New Series A Common Stock (as defined below). Upon consummation of the Merger, existing shareholders of Discovery will own approximately 29% of the outstanding shares of Discovery on a fully diluted basis (computed using the treasury stock method). The Distribution and the Merger are a Reverse Morris Trust (“RMT”) and are expected to be tax-free to AT&T stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to AT&T stockholders in lieu of fractional shares in the Distribution or the Merger.

The definitive agreements entered into in connection with the RMT include (1) an Agreement and Plan of Merger, dated as of May 17, 2021, by and among Discovery, AT&T, Spinco and Merger Sub (the “Merger Agreement”), and (2) a Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco (the “Separation Agreement”), (3) an Employee Matters Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco (the “EMA”), (4) a Voting Agreement, dated May 17, 2021 (the “A/N Voting Agreement”), by and among Discovery, AT&T, Spinco, Advance/Newhouse Programming Partnership, a New York Partnership (”ANPP”), and Advance/Newhouse Partnership, a New York partnership (“ANP”), (5) a Consent Agreement, dated May 17, 2021, by and among Discovery, ANPP and ANP (the “A/N Consent Agreement”), (6) a Voting Agreement, dated May 17, 2021, by and among Discovery, AT&T, Spinco, John C. Malone, John C. Malone 1995 Revocable Trust, Malone Discovery 2021 Charitable Remainder Unitrust and Malone CHUB 2017 Charitable Remainder Unitrust (the “Malone Voting Agreement”) and (7) a Tax Matters Agreement, dated as of May 17, 2021, by and among Discovery, AT&T and Spinco (the “Tax Matters Agreement”). Certain additional agreements will be entered into among Discovery, AT&T and Spinco (or, in some instances, only AT&T and Spinco), including, among others:

•	a Transition Services Agreement; and

•	an Intellectual Property Matters Agreement.

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the separation of the Spinco Business from AT&T. The Separation Agreement identifies and provides for the transfer of certain assets by AT&T to Spinco and the assumption of certain liabilities by Spinco from AT&T.

The Separation Agreement also governs the rights and obligations of AT&T and Spinco regarding the Distribution. At AT&T’s election (subject to certain restrictions), pursuant to the Separation Agreement, the Distribution may be effected by means of a pro rata dividend of Spinco Common Stock to AT&T’s stockholders, through an exchange offer of AT&T Common Stock for Spinco Common Stock or a combination of an exchange offer and a pro rata dividend to AT&T’s stockholders of the remaining shares of Spinco Common Stock that were not exchanged in the exchange offer.

In connection with the Separation, Spinco will (1) assume debt of the existing Spinco Business, (2) pay a cash dividend to AT&T (the “Spinco Special Cash Payment”), and (3) in certain circumstances issue to AT&T debt instruments of Spinco (the “Spinco Debt Distribution”), in an aggregate amount of $43 billion, with the Spinco Special Cash Payment and Spinco Debt Distribution being subject to potential adjustments under the terms of the Separation Agreement. AT&T expects to deliver the Spinco debt instruments in exchange for outstanding debt obligations to be identified by AT&T prior to the consummation of the Distribution (the “Debt Exchange”). The Separation Agreement also sets forth other agreements between AT&T, Spinco and Discovery, including adjustments for capital expenditures and the conversion of Spinco assets to cash prior to the Distribution. Each of Discovery and AT&T will use reasonable best efforts to facilitate the Debt Exchange. Other than certain agreed terms, Discovery will determine the terms of the Spinco debt instruments, but AT&T will not be required to accept any Spinco debt instruments that have a fair market value less than their face value (the “Par Exchange Requirement”). If the Par Exchange Requirement is not satisfied immediately prior to the Distribution, Spinco will draw on the Bridge Loan (as defined below) with respect to the amount of the Spinco Debt Distribution.

The Separation Agreement governs certain aspects of the relationship between AT&T and Spinco after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to certain liabilities related to the Spinco Business and the remaining AT&T business, respectively.

Consummation of the Distribution is subject to various conditions, including, among other things, (1) the substantial completion of the Separation and payment by Spinco to AT&T of the Spinco Special Cash Payment, (2) the satisfaction or waiver of all conditions under the Merger Agreement, and (3) the delivery to the board of directors of AT&T of a solvency opinion by an independent appraisal firm in respect of the solvency of Spinco and the solvency and surplus of AT&T (such solvency opinion to be reasonably acceptable to AT&T).

The foregoing description of the Separation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, which is attached as Exhibit 2.2 and is incorporated herein by reference.

The Merger Agreement

The Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub will be merged with and into Spinco, with Spinco surviving as a wholly owned subsidiary of Discovery. On the closing date and prior to the effective time of the Merger, Discovery will amend and restate its certificate of incorporation to provide that, among other things, (1) each issued and outstanding share of Discovery’s Series A Common Stock, par value $0.01 per share, will be reclassified and converted into one share of a single class of common stock designated as Series A Common Stock, par value $0.01 per share, of Discovery (“Discovery New Series A Common Stock”), (2) each issued and outstanding share of Discovery’s Series B Common Stock, par value $0.01 per share, will be reclassified and converted into one share of Discovery New Series A Common Stock, (3) each issued and outstanding share of Discovery’s Series C Common Stock, par value $0.01 per share (“Discovery Series C Common Stock”), will be reclassified and converted into one share of Discovery New Series A Common Stock, (4) each issued and outstanding share of Discovery’s Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, will be reclassified and converted into 13.11346315 shares of Discovery New Series A Common Stock and (5) each issued and outstanding share of Discovery’s Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (“Discovery Series C-1 Preferred Stock”), will be reclassified and converted into such number of shares of Discovery New Series A Common Stock equal to the number of shares of Discovery Series C Common Stock each such share of Discovery Series C-1 Preferred Stock would have been convertible into under Discovery’s Certificate of Incorporation (including as amended by Discovery’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock) (such reclassifications and conversions as described in clauses (1), (2), (3), (4) and (5), the “Reclassification”). In connection with the Reclassification, all outstanding Discovery equity awards will be converted into awards denominated in shares of Discovery New Series A Common Stock on the same terms and conditions (including applicable vesting requirements after giving effect to the Merger) in effect prior to the Reclassification.

As a result of the Merger, each share of Spinco Common Stock then issued and outstanding (other than each share of Spinco Common Stock held by Spinco as treasury stock or by Spinco or its subsidiaries, which will be cancelled without consideration) will automatically be converted into the right to receive a number of shares of Discovery New Series A Common Stock such that the aggregate number of shares of Discovery New Series A Common Stock issued to holders of AT&T’s common stock as a result of the Merger represent approximately 71% of the outstanding shares of Discovery New Series A Common Stock on a fully diluted basis (computed using the treasury method) following the completion of the Merger.

The Merger Agreement also provides that, as of immediately following the effective time of the Merger, Discovery will set the size of its board of directors (the “Discovery Board”) at 13 members, consisting of five directors designated by the Discovery Board, and the Chief Executive Officer of Discovery as of immediately after the effective time, and seven directors designated by AT&T (including the director who will serve as the Chairperson of the Discovery Board). In addition, the Merger Agreement provides that David Zaslav, the current Chief Executive Officer of Discovery will be appointed as Chief Executive Officer of the combined company.

Completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among other things, (1) consummation of the Distribution; (2) approval of the transactions by Discovery’s stockholders, (3) the listing of Discovery New Series A Common Stock issuable to holders of Spinco Common Stock on Nasdaq; (4) receipt of applicable regulatory approvals, including the expiration or early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other required regulatory approvals; (5) the absence of any law or order prohibiting the consummation of the transactions; (6) the effectiveness of the registration statements to be filed by Discovery and Spinco with the Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement; (6) the absence of any material adverse effect (as defined in the Merger Agreement) on either the Spinco Business or Discovery; (7) the receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the Distribution and certain related transactions will qualify for tax-free treatment under the Internal Revenue Code (the “Code”); and (8) AT&T’s receipt of the Spinco Special Cash Payment in accordance with the terms of the Separation Agreement.

Prior to the closing, AT&T will seek to obtain a private letter ruling from the IRS that the transactions (including the Separation and the Distribution) will qualify as a tax-free reorganization under the Code.

Discovery, Merger Sub, AT&T and Spinco each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement.

In addition, Discovery and AT&T have agreed, among other things, that neither they nor any of their subsidiaries will (1) solicit alternative transactions or (2) enter into discussions concerning, or provide information or data in connection with, alternative transactions, except under limited circumstances described in the Merger Agreement. Discovery has agreed that it will be obligated to hold a meeting of its stockholders to vote on the transaction even if the Discovery Board has made an RMT Partner Change of Recommendation (as defined in the Merger Agreement). However, in certain circumstances after the occurrence of a Triggering Event (as defined in the Merger Agreement), Discovery or AT&T may terminate the Merger Agreement to enter into definitive agreements for an RMT Partner Superior Proposal or a Spinco Superior Proposal, respectively (each as defined in the Merger Agreement).

The Merger Agreement also contains covenants relating to obtaining financing for the various payments and issuances that Spinco will be making in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement.

The Merger Agreement contains certain customary termination rights for Discovery and AT&T, including, without limitation, a right for either party to terminate if the Merger is not consummated on or before July 15, 2023 (the “Outside Date”). Upon the termination of the Merger Agreement under specified circumstances, Discovery will be required to pay AT&T a termination fee of $720 million or AT&T will be required to pay Discovery a termination fee of $1.77 billion. Such circumstances would be in connection with certain terminations related to or following an RMT Partner Superior Proposal, a Spinco Superior Proposal or an Intervening Event (each as defined in the Merger Agreement).

The Merger Agreement also provides the methodology by which certain expenses will be borne.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 and is incorporated herein by reference.

The Separation Agreement and the Merger Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Discovery, Merger Sub, AT&T or Spinco. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Separation Agreement and the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Separation Agreement or the Merger Agreement and should not rely on the representations, warranties, covenants and agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Separation Agreement and the Merger Agreement, which subsequent information may or may not be fully reflected in Discovery’s and AT&T’s respective public disclosures.

The Bridge Commitment Letter

On May 17, 2021, Spinco entered into a commitment letter (the “Bridge Commitment Letter”), by and among Spinco, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, pursuant to which such lenders committed to provide to Spinco $41.5 billion in aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”), such commitment to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and, following the consummation of the Merger, Discovery) from certain equity and debt issuances, (2) term loan commitments under certain qualifying term loan facilities and (3) certain financings in connection with the Debt Exchange. The proceeds of any funded Bridge Loans will be used by Spinco on the closing date to fund, in part, the Spinco Special Cash Payment (and, if AT&T so elects, a cash dividend in lieu of the Spinco Debt Distribution) and to otherwise fund the other transactions and to pay the related transaction fees and expenses. The commitments under the Bridge Commitment Letter are subject to customary closing conditions. Following the consummation of the Merger, all obligations of Spinco with respect to the Bridge Loans (if any) or, if applicable, the replacement debt financing, will be guaranteed by Discovery and certain of its subsidiaries.

Voting Agreements and Consent Agreement

ANPP and ANP entered into the A/N Consent Agreement with Discovery, pursuant to which ANPP executed and delivered an irrevocable and unconditional consent to the transactions contemplated by the Merger Agreement, including the Merger and the Reclassification (as defined in the Merger Agreement), in connection with ANPP’s approval rights over the transactions under Discovery’s certificate of incorporation as a holder of shares of Series A-1 Convertible Participating Preferred Stock of Discovery. Pursuant to the A/N Consent Agreement, Discovery is required to designate Steve Miron and Steven Newhouse as two of the directors of Discovery who will serve initial three year terms following the Merger. The A/N Consent Agreement also provides for Discovery and ANPP and ANP to enter into a registration rights agreement on customary terms to be effective following the consummation of the Merger.

In addition, John C. Malone and certain of his affiliates and ANPP and ANP, as beneficial owners of shares of Discovery’s capital stock representing, in the aggregate, approximately 43% of the voting power of the issued and outstanding shares of Discovery capital stock when voting as a single class as of May 14, 2021, entered into the Malone Voting Agreement and the A/N Voting Agreement pursuant to which each party thereto agreed to vote the shares of Discovery capital stock owned by them in favor of approval of the issuance of Discovery Common Stock to AT&T stockholders, the amendment of Discovery’s certificate of incorporation and the Merger (excluding in the case of the A/N Voting Agreement with respect to ANPP’s approval rights over the transactions under Discovery’s certificate of incorporation as a holder of shares of Series A-1 Convertible Participating Preferred Stock of Discovery), even if the board of directors of Discovery changes its recommendation that the stockholders of Discovery approve the transactions.

The foregoing summaries of the Malone Voting Agreement, A/N Voting Agreement and the A/N Consent Agreement do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of the Malone Voting Agreement, A/N Voting Agreement and the A/N Consent Agreement, each of which is attached hereto as Exhibits 10.1, 10.2 and 10.6, respectively, and is incorporated herein by reference.

Employee Matters Agreement

On May 17, 2021, Discovery entered into the EMA, which establishes the obligations of Discovery and AT&T with respect to the liabilities associated with current and former employees of the Spinco Business and the covenants of the parties with respect to the employment and compensation of such individuals in the context of the RMT. Except as otherwise expressly provided in the EMA, the liabilities for then current and former Spinco employees are allocated to Spinco and the liabilities for the then current and former AT&T employees are allocated to AT&T.

The EMA provides that AT&T will retain responsibility for the employee benefits plans and programs maintained by AT&T or one of its subsidiaries (other than Spinco and its subsidiaries), including the AT&T/ WarnerMedia Pension Benefit Plan. Discovery will assume responsibility for the benefit plans and programs that are sponsored or maintained by Spinco and its subsidiaries. Spinco will also be obligated to make available to certain Spinco employees the retiree medical benefits programs that are in effect immediately prior to the closing for a period of at least three years following the closing. Additionally, under the EMA, Spinco will assume all labor agreements covering Spinco and be responsible for any obligations arising under any multiemployer plan maintained pursuant to such agreements.

Under the EMA, Discovery or Spinco will provide each Spinco employee who continues in employment base salary or wage, target annual cash bonus, target long-term incentives and employees benefits, in each case, no less favorable than those opportunities and benefits provided prior to the closing, until the end of the calendar year following the year in which the closing occurs (the “Continuation Period”), except that if closing occurs in 2023 and prior to March 31, 2023, the Continuation Period with respect to employee benefits will end December 31, 2023 and with respect to base salary or wages and incentive compensation, the Continuation Period will be no less than one year. In addition, any Spinco employee whose employment is involuntarily terminated by Discovery or Spinco or one of its subsidiaries within two years of the closing will be entitled to receive at least the same severance benefits that such individual would have received immediately prior to the closing. Spinco will also be responsible for providing certain retention payments to select individuals who remain continuously employed with Spinco or its subsidiaries for 90 days following the closing, and to provide enhanced severance benefits to select employees.

AT&T equity awards that were granted to Spinco employees prior to May 17, 2021 and are vested and outstanding as of closing will remain AT&T equity awards and be adjusted as appropriate in accordance with the terms of the applicable plans to reflect the transaction. AT&T equity awards that were granted to Spinco employees prior to May 17, 2021 that are outstanding and unvested as of closing will be forfeited and replaced with Discovery equity-based awards of equivalent value having substantially the same terms and conditions. AT&T equity awards that are granted to Spinco employees after May 17, 2021 and are outstanding as of closing will convert to Discovery equity-based awards of equivalent value and otherwise be subject to the same terms and conditions.

The foregoing summary of the EMA does not purport to be a complete description and is qualified in its entirety by reference to the full text of the EMA, which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Tax Matters Agreement

On May 17, 2021, Discovery entered into the Tax Matters Agreement, which sets forth the terms and conditions regarding the administration and allocation of taxes, as between AT&T and Discovery, with respect to the Spinco business and the transactions contemplated by the Merger Agreement and the Separation Agreement. The Tax Matters Agreement contains provisions that are intended to protect the tax-free status of the transactions, including an obligation on Discovery to continue the historic Spinco business and restrictions on certain post-closing actions by Discovery. The Tax Matters Agreement also addresses various procedural and administrative matters, including the preparation and filing of tax returns, tax contests and cooperation between AT&T and Discovery.

The foregoing summary of the Tax Matters Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is attached hereto as Exhibit 10.7 and is incorporated herein by reference.

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 16, 2021, Discovery entered into an amended and restated employment agreement (the “Employment Agreement”) with David Zaslav, our president and chief executive officer. The Employment Agreement, which is entered into in connection with the entry into the Merger Agreement, amends and restates his prior employment agreement (the “Prior Employment Agreement”) and runs through December 31, 2027.

Mr. Zaslav’s base salary will remain $3,000,000 per annum for the duration of the Employment Agreement. Mr. Zaslav’s target annual bonus under the Employment Agreement will remain $22,000,000. After 2021, the annual bonus can exceed the target, subject to a cap of 125% of the target amount. In the event that the transactions contemplated by the Merger Agreement are consummated, then the annual bonus will be paid at the target amount for the calendar year following the calendar year in which the transactions contemplated by the Merger Agreement are consummated. For all other years under the Employment Agreement, there is no guaranteed bonus amount and the actual amount paid to Mr. Zaslav will depend on the achievement of qualitative and quantitative performance objectives, which will be determined each year by the compensation committee of the Board (the “Compensation Committee”) in consultation with Mr. Zaslav.

Under the Employment Agreement, Mr. Zaslav received grants of stock options under the 2013 Stock Incentive Plan (the “Stock Options”), which were valued at $190 million using the Black-Scholes option-pricing model. The Stock Options shall be broken into the two groups described below. Each group of Stock Options consists of five grants, with the number of shares, exercise prices, vesting, and exercisability as follows:

Group 1 Stock Options

•

A grant of 1,635,284 stock options with a per share exercise price equal to the closing price of our Series A common stock on the last business day prior to the date of grant (“Grant Date Price”), vesting in four equal installments on May 16 of 2022, 2023, 2024, and 2025;

•	A grant of 1,519,414 stock options with a per share exercise price equal to 105% of the Grant Date Price, vesting in four equal installments on May 16 of 2023, 2024, 2025, and 2026;

•	A grant of 1,557,685 stock options with a per share exercise price equal to 110.25% of the Grant Date Price, vesting in three substantially equal installments on May 16 of 2024, 2025, and 2026;

•	A grant of 1,603,292 stock options with a per share exercise price equal to 115.76% of the Grant Date Price, vesting in two equal installments on May 16 of 2025 and 2026; and

•	A grant of 1,682,083 stock options with a per share exercise price equal to 121.55% of the Grant Date Price, vesting on May 16, 2026.

Group 2 Stock Options

•	A grant of 1,360,127 stock options with a per share exercise equal to the Grant Date Price, vesting in four equal installments on January 1 of 2024, 2025, 2026, and 2027;

•	A grant of 1,421,234 stock options with a per share exercise price equal to 105% of the Grant Date Price, vesting in four equal installments on January 1 of 2025, 2026 and 2027 and December 31, 2027;

•

A grant of 1,401,917 stock options with a per share exercise price equal to 110.25% of the Grant Date Price, vesting in three substantially equal installments on January 1 of 2026 and 2027 and December 31, 2027;

•	A grant of 1,270,188 stock options with a per share exercise price equal to 115.76% of the Grant Date Price, vesting in two equal installments on January 1 of 2027 and December 31, 2027; and

•	A grant of 1,322,488 stock options with a per share exercise price equal to 121.55% of the Grant Date Price, vesting on December 31, 2027.

In addition, Mr. Zaslav will receive an additional grant of options on January 3, 2022 for 198,132 shares, which will have the same characteristics as the second grant of the Group 1 Stock Options above, provided he remains a full-time employee of the Company through January 3, 2022. If the Company stock price exceeds $37.43 on January 3, 2022, additional awards will be made to address the lost economic value attributable to the higher exercise price.

Mr. Zaslav will be fully vested in all Stock Options as of the end of his contract term on December 31, 2027. The Employment Agreement contains provisions permitting Mr. Zaslav to pay the exercise price for his Stock Options, as well as the taxes on the compensation recognized on such exercise, through a contemporaneous broker-assisted sale of shares. If Mr. Zaslav’s employment is terminated without Cause or for Good Reason, or on account of death or Disability, all of the outstanding Stock Options will become fully vested and exercisable in accordance with the terms of the Employment Agreement and the applicable awards.

Mr. Zaslav will also be granted annual awards of performance-based restricted stock units (“PRSUs”) from 2022 to 2027, conditioned on his employment on the grant date of each tranche of PRSUs. The number of PRSUs in each grant from 2022 through 2027 will continue to be determined using the same methodology as in the Prior Employment Agreement, by dividing $12 million by the closing price of Discovery Common Stock on the date prior to grant. The PRSUs will be earned based on the achievement of performance metrics measured over a one-year performance period. The Compensation Committee will set the performance metrics for each one-year performance period at the time of grant in consultation with Mr. Zaslav. The PRSUs will be paid as follows: 50% shall be paid in the calendar year immediately following the one-year performance period, as soon as practicable following the Compensation Committee’s determination of performance for such performance period, and the remaining 50% shall be paid one-half as soon as practicable after the beginning of the second calendar year following the one-year performance period and one-half as soon as practicable after the beginning of the third calendar year following the one-year performance period. Mr. Zaslav may elect to defer receipt of the shares issuable pursuant to his PRSUs.

The Employment Agreement contains provisions permitting withholding taxes to be satisfied through a reduction in the number of shares issued to Mr. Zaslav upon settlement of PRSUs, subject to limitations in certain circumstances.

Mr. Zaslav is required to hold 1,500,000 shares of Discovery Common Stock throughout the term of the Employment Agreement.

Mr. Zaslav is eligible to participate in all employee benefit plans and arrangements sponsored by the Company for the benefit of its senior executive group, including insurance plans. Mr. Zaslav is entitled to four weeks of vacation each year. Mr. Zaslav will receive a car allowance of $1,400 per month and, in accordance with the Aircraft Time Sharing Agreement between Mr. Zaslav and Discovery Communications, LLC entered into in connection with his prior employment agreement (the “Time Sharing Agreement”) shall be entitled to use the Company’s aircraft for up to 250 hours of personal use per year, which includes Mr. Zaslav’s spouse traveling separately on the aircraft if such travel is to join Mr. Zaslav at a location where he has travelled for business purposes. The Company shall pay for the first 125 hours of personal use and Mr. Zaslav shall reimburse the Company for personal use in excess of 125 hours. Under the Time Sharing Agreement, the reimbursement rate is two times the actual fuel cost for the airplane, in accordance with FAA-permitted reimbursement methods. Under the Employment Agreement, if the Company requests that a family member or guest accompany Mr. Zaslav on a business trip, such use shall not be considered personal use, and to the extent the Company imputes income to Mr. Zaslav for such family member or guest travel, the Company may, consistent with company policy, pay Mr. Zaslav a lump sum “gross-up” payment sufficient to make Mr. Zaslav whole for the amount of federal, state and local income and payroll taxes due on such imputed income as well as the federal, state and local income and payroll taxes with respect to such gross-up payment.

If Mr. Zaslav’s employment is terminated as a result of his death or “disability” (as defined in the Employment Agreement), Mr. Zaslav or his heirs, as applicable, shall be entitled to receive: (i) Mr. Zaslav’s accrued but unpaid base salary through the date of termination; plus (ii) any annual bonus for a completed year that was earned but not paid as of the date of termination; plus (iii) any accrued but unused vacation leave pay as of the date of termination; plus (iv) any accrued vested benefits under the Company’s employee welfare and tax-qualified retirement plans, in accordance with the terms of those plans; plus (v) reimbursement of any business expenses (“Accrued Benefits”). In addition, (x) the Company shall pay Mr. Zaslav or his heirs, as applicable, an amount equal to a fraction of the annual bonus Mr. Zaslav would have received for the calendar year of his death, where the numerator of the fraction is the number of calendar days Mr. Zaslav was actively employed during the calendar year and the denominator of the fraction is 365, which amount shall be payable at the time the Company normally pays the annual bonus; and (y) Mr. Zaslav’s family may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the survivors of Company executives at Mr. Zaslav’s level in the Company generally, or (2) receive COBRA continuation of the group health benefits. Mr. Zaslav will be deemed to have a “disability” is he is unable to perform substantially all of his duties under the Employment Agreement in the normal and regular manner due to physical or mental illness or injury and has been unable to do so for 150 days or more during the 12 consecutive months then ending.

In the event of termination due to death or disability, the outstanding Stock Options shall vest and be immediately exercisable, pursuant to the terms of their award agreements, and any unvested stock appreciation rights (“SARs”) granted pursuant to the Prior Employment Agreement shall vest and become payable in a lump sum to Mr. Zaslav within sixty (60) days of such termination . If Mr. Zaslav dies or separates due to disability during the term of the Employment Agreement and prior to the last day of the performance period for any tranche of PRSUs, then Mr. Zaslav shall be entitled to a pro rata portion of such tranche of PRSUs, based upon actual performance through the date of termination. If Mr. Zaslav dies or is separated due to disability prior to the grant date (within the first 90 days of the applicable performance period before the performance metrics for such performance period have been established) then there will be no grant of such tranche (and no prorated vesting for such tranche).

If Mr. Zaslav is terminated for “Cause” or resigns (other than within the 30 days following the 30th day after a Change in Control), he shall be entitled to receive the Accrued Benefits and all other benefits or payments due or owing Mr. Zaslav shall be forfeited.

“Cause” means (i) a material adverse effect on the business of the Company as a result of Mr. Zaslav’s gross neglect, willful malfeasance or willful gross misconduct in connection with his employment, unless Mr. Zaslav reasonably believed in good faith that such act or non-act was in or not opposed to the best interests of the Company; (ii) Mr. Zaslav is convicted of, or pleads guilty or nolo contendre to, or fails to defend against, a felony; (iii) Mr. Zaslav substantially and continuously refuses to perform his duties under the Employment Agreement or to follow the lawful directions of the Board (provided such directions do not include meeting any specific financial performance metrics); (iv) Mr. Zaslav breaches the restrictive covenants contained in the Employment Agreement; (v) Mr. Zaslav violates any policy of the Company that is generally applicable to all employees or all of our officers or the Company’s code of conduct, that Mr. Zaslav knows or reasonably should know could reasonably be expected to result in a material adverse effect on the Company; or (vi) Mr. Zaslav fails to cooperate, if requested by the Board, with any investigation or inquiry into his or the Company’s business practices.

“Good Reason” means the Company’s: (i) reduction of Mr. Zaslav’s base salary; (ii) material reduction in the amount of the annual bonus which Mr. Zaslav is eligible to earn; (iii) relocation of Mr. Zaslav’s primary office at the Company to a facility or location that is more than 40 miles away from Mr. Zaslav’s primary office location immediately prior to such relocation and is further away from Mr. Zaslav’s residence; (iv) material reduction of Mr. Zaslav’s duties; or (v) material breach of the Employment Agreement.

If Mr. Zaslav’s employment is terminated by the Company without Cause, or if Mr. Zaslav terminates his employment for Good Reason, Mr. Zaslav shall be entitled to receive: (i) the Accrued Benefits; plus (ii) an amount equal to a fraction of the annual bonus Mr. Zaslav would have received for the calendar year of the termination (subject to the applicable performance metrics); (iii) an amount equal to one-twelfth (1/12) of the average annual base salary Mr. Zaslav was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by the applicable number of months in the “Severance Period” (as defined below), which amount shall be paid in substantially equal payments over the course of the Severance Period in accordance with the

Company’s normal payroll practices during such period; plus (iv) an amount equal to one-twelfth (1/12) of the average annual bonus paid to Mr. Zaslav for the immediately preceding two years (excluding the amount of any annual bonus in excess of $12,000,000), multiplied by the number of months in the Severance Period, which amount shall be paid in substantially equal payments over the course of the Severance Period in accordance with the Company’s normal payroll practices during such period; plus (v) accelerated vesting of Mr. Zaslav’s unvested Stock Options; plus (vi) accelerated vesting of Mr. Zaslav’s unvested SARs, which shall become payable in a lump sum within sixty (60) days of such termination; plus (vii) Mr. Zaslav and his dependents may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the former executives of the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to Mr. Zaslav and his family. The “Severance Period” shall be a period of 24 months commencing on the termination of Mr. Zaslav’s employment.

If Mr. Zaslav’s employment is terminated by Mr. Zaslav for Good Reason or by the Company other than for Cause, Mr. Zaslav shall continue to earn each of the outstanding PRSUs, if and to the extent the performance metrics are satisfied during the applicable performance period, based upon actual performance through the end of the applicable performance period, as certified by the Compensation Committee, as if Mr. Zaslav’s employment had not terminated. If such termination is prior to the grant date for a tranche, then there will be no grant of such tranche (and no PRSUs for such tranche may be earned).

In the event of the termination of Mr. Zaslav’s employment upon the expiration of the Employment Agreement on December 31, 2027, (i) the Company shall pay to Mr. Zaslav the Accrued Benefits defined above; plus (ii) Mr. Zaslav and his dependents may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the former executives of the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to Mr. Zaslav and his family; plus (iii) the Company shall pay to Mr. Zaslav an amount equal to the sum of (1) the annualized base salary Mr. Zaslav was earning in 2027, plus (2) the average of the annual bonus paid to Mr. Zaslav for the immediately preceding two years (excluding the amount of any annual bonus in excess of $12,000,000), which amount shall be paid in substantially equal payments over the course of the 12 months immediately following his separation from service after the expiration of the Employment Agreement, in accordance with the Company’s normal payroll practices during such period.

If Mr. Zaslav remains employed by the Company (or its successor) for 30 days following a Change in Control or is terminated other than for Cause or for Good Reason during that 30-day period, then the outstanding PRSUs granted under the Employment Agreement (for which the performance period has not expired) unvested SARs and the unvested Stock Options granted under the Employment Agreement will become fully vested as of such date. In the event Mr. Zaslav’s employment is terminated (i) other than for Cause or for Good Reason within 60 days following a Change in Control, or (ii) voluntarily by Mr. Zaslav within the 30 calendar days commencing on the 31stday after a Change in Control, then Mr. Zaslav shall be treated as if his employment was terminated without Cause or for Good Reason, except that the outstanding PRSUs for which the performance period has not expired shall be earned regardless of actual performance and unvested Stock Options will become immediately vested and exercisable.

Any unvested Stock Options, SARs or unvested PRSUs granted under the Prior Employment Agreement shall become 70% vested upon and subject to the closing of the Merger and the remaining 30% of such Stock Options, SARs and PRSUs shall remain outstanding and continue to vest as provided in the Prior Employment Agreement.

A “Change in Control” shall mean (A) the merger, consolidation or reorganization of the Company with any other company (or the issuance by the Company of its voting securities as consideration in a merger, consolidation or reorganization of a subsidiary with any other company) other than such a merger, consolidation or reorganization which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the other entity) at least 50% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such merger, consolidation or reorganization; (B) within any 12 month period, “Incumbent Directors” shall cease to constitute a majority of the members of the Board. “Incumbent Directors” shall mean (i) those persons serving as members of the Board at the beginning of the applicable 12-month period and (ii) any other person nominated for election or elected to the Board by a majority of the persons then serving on the

Board who are treated as Incumbent Directors, unless such person’s election, or nomination for election, to the Board was as a result of, or in connection with, a proxy contest; (C) any person, including a group as defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, other (i) than Advance/Newhouse Programming Partnership (individually and with its affiliates) or (ii) John C. Malone (individually and with his respective affiliates) or his heirs shall acquire stock representing 33% or more of the combined voting power of the voting securities of the Company; or (D) the consummation by the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. However, the Merger shall not be deemed a “Change in Control” for purposes of the Employment Agreement and if the Merger is abandoned or terminated, then “Change in Control” shall have the definition ascribed to it in the Prior Employment Agreement.

Pursuant to the Employment Agreement, Mr. Zaslav is subject to customary restrictive covenants, including those relating to non-solicitation, non-interference, non-competition and confidentiality, during the term of the Employment Agreement and for a period of two years thereafter, unless Mr. Zaslav’s employment is terminated without Cause or for Good Reason, in which case the restricted period would be reduced to one year following termination.

The foregoing summary of the Employment Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Employment Agreement, which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery and Spinco, which will immediately follow the proposed separation of Spinco from AT&T (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com/.

Participants in the Solicitation

Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc. and Drake Subsidiary, Inc.

2.2	Separation and Distribution Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc. and Magallanes, Inc.

10.1	Voting Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc., Magallanes, Inc., John C. Malone, John C. Malone 1995 Revocable Trust, Malone Discovery 2021 Charitable Remainder Unitrust and Malone CHUB 2017 Charitable Remainder Unitrust

10.2	Voting Agreement, dated as of May 17, 2021, by and among Discovery Inc., AT&T Inc., Magallanes, Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership

10.3	Employee Matters Agreement, dated as of May 17, 2021, by and among Discovery, Inc., AT&T Inc. and Magallanes, Inc.

10.4	Amended and Restated Employment Agreement, dated as of May 16, 2021, by and between David Zaslav and Discovery, Inc.

10.5	Form of David Zaslav Stock Option Grant Agreement

10.6	Consent Agreement, dated as of May 17, 2021, by and among Discovery Inc., Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership

10.7	Tax Matters Agreement, dated as of May 17, 2021, between AT&T Inc., Magallanes, Inc. and Discovery, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2021	DISCOVERY, INC.

	By:	/s/ Gunnar Wiedenfels
Name: Gunnar Wiedenfels
Title: Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

AT&T INC.,

MAGALLANES, INC.,

DISCOVERY, INC.

and

DRAKE SUBSIDIARY, INC.

Dated as of May 17, 2021

-i-

-ii-

-iii-

-iv-

TABLE OF CONTENTS

ANNEXES AND EXHIBITS

Annex A	–	Certain Definitions
Exhibit A	–	Separation and Distribution Agreement
Exhibit B	–	Tax Matters Agreement
Exhibit C	–	Employee Matters Agreement
Exhibit D	–	Form of Amended RMT Partner Charter
Exhibit E	–	Transaction Accounting Principles
Exhibit F	–	Form of Spinco Merger Tax Representation Letter
Exhibit G	–	Form of RMT Partner Merger Tax Representation Letter
Exhibit H	–	Form of Remainco Merger Tax Opinion
Exhibit I	–	Transition Services Agreement Term Sheet

-i-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 17, 2021, is entered into by and among AT&T INC., a Delaware corporation (“Remainco”), MAGALLANES, INC., a Delaware corporation and a wholly owned Subsidiary of Remainco (“Spinco”), DISCOVERY, INC., a Delaware corporation (“RMT Partner”), and DRAKE SUBSIDIARY, INC., a Delaware corporation and a wholly owned Subsidiary of RMT Partner (“Merger Sub” and, together with Remainco, Spinco and RMT Partner, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, Remainco, Spinco and RMT Partner are entering into the Separation and Distribution Agreement, pursuant to which Remainco will (in accordance with the Separation) separate the Spinco Business such that, as of the Distribution, the Spinco Business is held by the Spinco Entities;

WHEREAS, following the Separation and pursuant to the Separation and Distribution Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) and/or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, upon the terms and subject to the conditions set forth herein, at the Charter Amendment Effective Time, as a condition and material inducement to the willingness of Remainco and Spinco to enter into this Agreement, RMT Partner will amend and restate the Existing RMT Partner Charter pursuant to which, among other things, each share of (a) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (b) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (c) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one validly issued, fully paid and non-assessable share of RMT Partner Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of RMT Partner Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of RMT Partner Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Charter Amendment Effective Time;

WHEREAS, unless the Alternative Transaction Structure is agreed to by the Parties upon the terms and subject to the conditions set forth herein, after the Charter Amendment Effective Time and immediately following the Distribution and pursuant to this Agreement, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Spinco (the “Merger”), with Spinco continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, an independent transaction committee of the board of directors of RMT Partner (the “RMT Partner Independent Committee”), comprised solely of directors who are independent of Advance/Newhouse Programming Partnership and its Affiliates (“Advance/Newhouse”), has (a) determined that the terms of the Consent Agreement, to be entered into concurrently with the execution and delivery of this Agreement, between RMT Partner and Advance/Newhouse (the “Consent Agreement”) and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment are in the best interests of RMT Partner and its stockholders (other than Advance/Newhouse) and (b) recommended that the board of directors of RMT Partner (the “RMT Partner Board”) adopt resolutions approving and declaring advisable the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment;

WHEREAS, the RMT Partner Board (acting in part upon the recommendation of the RMT Partner Independent Committee) has (a) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger, the RMT Partner Share Issuance and the RMT Partner Charter Amendment (the “Transactions”), (b) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of RMT Partner and its stockholders and (c) resolved to make the RMT Partner Recommendation;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (a) approved and declared advisable this Agreement and the Transactions, including the Merger, (b) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Merger Sub and its sole stockholder and (c) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, the board of directors of Spinco (the “Spinco Board”) has (a) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, (b) determined that this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (c) resolved to recommend the adoption of this Agreement by Remainco as the sole stockholder of Spinco;

WHEREAS, the board of directors of Remainco (the “Remainco Board”) has approved this Agreement and the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to RMT Partner’s, Remainco’s and Spinco’s willingness to enter into this Agreement, Advance/Newhouse and John C. Malone (together, the “Significant Stockholders”), as beneficial owners of shares of Pre-Closing RMT Partner Voting Capital Stock, are entering into voting agreements with Remainco, Spinco and RMT Partner (the “Voting Agreements”), pursuant to which and on the terms and subject to the conditions thereof, each of the Significant Stockholders has agreed to vote the shares of Pre-Closing RMT Partner Voting Capital Stock beneficially owned by such Significant Stockholder in favor of approval of the RMT Partner Share Issuance, the RMT Partner Charter Amendment and the Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger shall qualify for the Intended Tax Treatment and (b) this Agreement, together with the Separation and Distribution Agreement, shall constitute a “plan of reorganization” for purposes of Section 368 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE RMT PARTNER CHARTER AMENDMENT

Section 1.1 The RMT Partner Charter Amendment. Unless the Alternative Transaction Structure is agreed to by the Parties pursuant to Section 2.9, on the terms and subject to the conditions set forth in this Agreement, the Existing RMT Partner Charter shall be amended and restated to read in its entirety as set forth on Exhibit D (the “Amended RMT Partner Charter” and, such amendment and restatement, the “RMT Partner Charter Amendment”). The Amended RMT Partner Charter shall be the certificate of incorporation of RMT Partner from and after the Charter Amendment Effective Time, until duly amended as provided therein or by applicable Law.

Section 1.2 Charter Amendment Effective Time. On the terms and subject to the conditions set forth in this Agreement, as soon as practicable following, and on the date of, the Closing, RMT Partner shall cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The RMT Partner Charter Amendment shall become effective prior to, and subject to the occurrence of, the Effective Time or at such other date and time as may be agreed by the Parties in writing and specified in the Amended RMT Partner Charter (such date and time, the “Charter Amendment Effective Time”).

Section 1.3 Treatment of Equity Awards.

(a) Each RMT Partner Option to acquire RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time, (i) a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner Option immediately prior to the Charter Amendment Effective Time and (ii) at a per-share exercise price equal to the exercise price per share of RMT Partner Series C Common Stock at which such RMT Partner Option was exercisable immediately prior to the Charter Amendment Effective Time. Each RMT Partner Option to acquire RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time, (x) a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Option immediately prior to the Charter Amendment Effective Time and (y) at a per-share exercise price equal to the exercise price per share of RMT Partner Series A Common Stock at which such RMT Partner Option was exercisable immediately prior to the Charter Amendment Effective Time.

(b) Each RMT Partner Restricted Stock Unit corresponding to shares of RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner Restricted Stock Unit immediately prior to the Charter Amendment Effective Time. Each RMT Partner Restricted Stock Unit corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Restricted Stock Unit immediately prior to the Charter Amendment Effective Time.

(c) Each RMT Partner Performance Restricted Stock Unit corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a performance restricted stock unit award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner Performance Restricted Stock Unit immediately prior to the Charter Amendment Effective Time. The pre-Closing compensation committee of the RMT Partner Board shall appropriately adjust the performance goals for RMT Partner Performance Restricted Stock Units to reflect the effect of the transactions contemplated by this Agreement.

(d) Each RMT Partner SAR corresponding to shares of RMT Partner Series C Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a stock appreciation right award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series C Common Stock subject to such RMT Partner SAR immediately prior to the Charter Amendment Effective Time. Each RMT Partner SAR corresponding to shares of RMT Partner Series A Common Stock, whether vested or unvested, that is outstanding immediately prior to the Charter Amendment Effective Time shall, as of the Charter Amendment Effective Time, automatically and without any action on the part of the holder thereof, be converted into a stock appreciation right award corresponding to shares of RMT Partner Common Stock, on the terms and conditions (including applicable vesting requirements after giving effect to the Merger) under the applicable RMT Partner Stock Plan and award agreement and/or employment agreement in effect immediately prior to the Charter Amendment Effective Time with respect to a number of shares of RMT Partner Common Stock equal to the number of shares of RMT Partner Series A Common Stock subject to such RMT Partner SAR immediately prior to the Charter Amendment Effective Time.

ARTICLE II

THE MERGER

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into Spinco in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, (b) Spinco shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a wholly owned subsidiary of RMT Partner and the separate corporate existence of Spinco with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL and (c) the Merger shall have such other effects as provided in the DGCL, in each case, except as expressly set forth in this Agreement.

Section 2.2 Closing. Unless the Alternative Transaction Structure is agreed to by the Parties pursuant to Section 2.9, the closing of the RMT Partner Charter Amendment and the Merger (the “Closing”) shall take place at 9:00 a.m. (New York Time) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE IX (other than the conditions set forth in Section 9.1(a) and those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place as Remainco and RMT Partner may mutually agree in writing; provided that, (a) if a Financial Market Deferral Period has commenced and not expired, the Closing shall not occur until the earlier of (x) the date during such Financial Market Deferral Period agreed to by Remainco and RMT Partner and (y) the last day of such Financial Market Deferral Period (subject to extension pursuant to Section 8.19(k)) and (b) if a Spinco Debt Securities Valuation has commenced and not been completed, the Closing shall not occur until the date that is 30 days after the date RMT Partner proposed the terms of the Spinco Debt Securities subject to such Spinco Debt Securities Valuation to Remainco in writing (which date shall not be later than the Outside Date). The Closing shall occur (i) remotely via electronic exchange of documents and signatures, (ii) at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or (iii) at such other time and place or in such other manner as the Parties may mutually agree in writing. The date on which the Closing occurs is called the “Closing Date.”

Section 2.3 Effective Time. As soon as practicable following, and on the date of, the Closing, Spinco and Merger Sub will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger but in any event after the Charter Amendment Effective Time (such date and time, the “Effective Time”).

Section 2.4 The Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be a name that is agreed by RMT Partner and Remainco.

Section 2.5 The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be a name that is agreed by RMT Partner and Remainco.

Section 2.6 Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the Merger Sub Board at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.8 RMT Partner Governance Matters.

(a) At the Effective Time, the RMT Partner Board shall consist of 13 directors, which shall be divided into three classes designated as Class I, Class II and Class III. Prior to the Effective Time, subject to Section 8.8, Remainco and RMT Partner shall each designate directors such that, at the Effective Time, the RMT Partner Board shall be comprised of: (i) the Chief Executive Officer of RMT Partner as of immediately after the Effective Time (the “CEO Designee”); (ii) seven directors designated by Remainco (the “Remainco Designees”); and (iii) five directors designated by the RMT Partner Board (each of such directors and the CEO Designee, collectively, the “RMT Partner Designees”). The Chairperson of the RMT Partner Board shall be one of the Remainco Designees.

(b) The Class I directors shall initially include two Remainco Designees and two RMT Partner Designees. The Class II directors shall initially include two Remainco Designees and two RMT Partner Designees. The Class III directors shall initially include three Remainco Designees, of which one shall be the Chairperson of the RMT Partner Board, and two RMT Partner Designees. The initial term of the Class I directors shall expire immediately following RMT Partner’s first annual meeting of stockholders following the consummation of the Merger. The initial term of the Class II directors shall expire immediately following RMT Partner’s second annual meeting of stockholders following the consummation of the Merger. The initial term of the Class III directors shall expire immediately following RMT Partner’s third annual meeting of stockholders following the consummation of the Merger. As of the expiration of the initial term of each of Class I, Class II and Class III, RMT Partner directors shall be elected for a one-year term expiring immediately following each RMT Partner annual meeting of stockholders.

(c) At the Effective Time, the individual set forth in Section 2.8(c) of the Spinco Disclosure Letter shall be appointed to serve as the Chief Executive Officer of RMT Partner. From the date of this Agreement, Remainco and RMT Partner shall cooperate and consult in good faith to appoint such other senior executive officers as mutually agreed between Remainco and RMT Partner and determine such senior executive officers’ initial roles, titles and responsibilities. From the Effective Time, such officers shall hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal in accordance with their respective employment agreements and the Organizational Documents of RMT Partner, as applicable.

Section 2.9 Alternative Transaction Structure. In the event that (a) the IRS notifies Remainco or any of its Subsidiaries that the IRS will not issue the Private Letter Ruling or the Transactions will not qualify for the Intended Tax Treatment or (b) in Remainco’s reasonable determination, the IRS would not reasonably be expected to issue the Private Letter Ruling, the Parties shall negotiate in good faith to structure the Transactions in an alternative tax-free manner (such structure, the “Alternative Transaction Structure”); provided that in no event shall a Party be required to agree to any term or condition that is materially detrimental to such Party and its Subsidiaries, taken as a whole. If the Alternative Transaction Structure is adopted in accordance with the preceding sentence, (i) all relevant provisions of this Agreement shall be amended mutatis mutandis to refer to, and give effect to, the Alternative Transaction Structure, (ii) without limiting the generality of the foregoing clause (i), all filings, notices and reports with the SEC and any other Governmental Entity shall be made or amended, as the case may be, reflecting the Alternative Transaction Structure and, in any case, in accordance with Section 8.8 and (iii) the Parties shall, and shall cause their respective Subsidiaries to, (x) amend and restate this Agreement and, if necessary or advisable to effect the Alternative Transaction Structure, the Separation and Distribution Agreement and any other Transaction Documents to reflect the foregoing and (y) execute, acknowledge and deliver any assurances, documents or instruments of transfer, conveyance, assignment and assumption reasonably requested by the other Party to effect the Alternative Transaction Structure. If the Alternative Transaction Structure is not agreed upon (or the Parties decide not to pursue the Alternative Transaction Structure), then the Parties shall, subject to the satisfaction or waiver of the conditions set forth in ARTICLE IX, consummate the Transactions as soon as practicable after June 15, 2023 (the “Delayed RMT”) and cooperate with one another in good faith, and use reasonable best efforts, to furnish appropriate representation letters to enable counsel to Remainco to issue an opinion on the qualification of the Delayed RMT for the Intended Tax Treatment and, if Remainco wishes to obtain an IRS ruling regarding the qualification of the Delayed RMT for the Intended Tax Treatment, the Parties will cooperate with one another in good faith, and use reasonable best efforts, to obtain such ruling. In connection with any Delayed RMT, (A) all filings, notices and reports with the SEC and any other Governmental Entity shall be made or amended, as the case may be, reflecting the Delayed RMT and, in any case, in accordance with Section 8.8 and (B) the Parties shall, and shall cause their respective Subsidiaries to, amend this Agreement, the Separation and Distribution Agreement and any other Transaction Documents, if necessary or advisable to effect the Delayed RMT.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.1 Conversion of Shares of Spinco Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of Spinco, each:

(a) share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall automatically be converted into, and become exchangeable for, the right to receive a number of shares, or subject to Section 4.6, a fraction of a share, of RMT Partner Common Stock such that each holder of record of shares of Spinco Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of RMT Partner Common Stock equal to the product of (i) the total number of shares of Spinco Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (such shares, the “Merger Consideration”), subject to adjustment in accordance with Section 3.3; and

(b) share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time held by Spinco as treasury stock or held by any other Spinco Entity, in each case, following the Distribution and immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange thereof.

Section 3.2 Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

Section 3.3 Anti-Dilution Adjustments. The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Pre-Closing RMT Partner Capital Stock, RMT Partner Common Stock or Spinco Common Stock, as applicable, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Pre-Closing RMT Partner Capital Stock, RMT Partner Common Stock or Spinco Common Stock, as applicable, having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than (1) in the case of Spinco Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Separation or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off, where Remainco shall be entitled to cause the number of outstanding shares of Spinco Common Stock to be an amount that it determines in its sole and absolute discretion) and (2) in the case of RMT Partner Common Stock, to the extent contemplated by the RMT Partner Charter Amendment; provided that nothing in this Section 3.3 shall be construed to permit Remainco, Spinco or RMT Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE IV

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

Section 4.1 Distribution Agent. Pursuant to Section 3.6 of the Separation and Distribution Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant Remainco stockholders, book-entry shares representing all of the outstanding shares of Spinco Common Stock distributed in the Distribution. Such shares of Spinco Common Stock shall be converted into shares of RMT Partner Common Stock in accordance with the terms of ARTICLE III and this ARTICLE IV.

Section 4.2 Exchange Agent. At or prior to the Effective Time, RMT Partner shall deposit or cause to be deposited with an exchange agent selected by Remainco with RMT Partner’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”) pursuant to a customary exchange agent agreement (to which Remainco, Spinco and RMT Partner shall be parties) on terms reasonably satisfactory to Remainco, Spinco and RMT Partner, for the benefit of the Persons who received shares of Spinco Common Stock in the Distribution and for distribution in accordance with Section 3.1, subject to Section 4.6, an aggregate number of shares of RMT Partner Common Stock to be issued in non-certificated book-entry form comprising the number of shares of RMT Partner Common Stock equal to (a) the total number of shares of Spinco Common Stock entitled to Merger Consideration under Section 3.1(a) multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number. Such shares of RMT Partner Common Stock and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 4.2 and Section 4.4, being the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by RMT Partner; provided, however, that any deposit of such cash shall in all events be limited to (i) direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) certificates of deposit or bank repurchase agreements of commercial banks with capital exceeding $10 billion or (iii) AAA rated 2A-7 fixed NAV money market funds (or those of similar quality), or a combination of the foregoing clauses (i), (ii) and (iii), and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE IV, RMT Partner shall promptly replace, restore or supplement the shares of RMT Partner Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE IV. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1 or Section 4.4 may, at the discretion of RMT Partner, be promptly returned to RMT Partner or the Surviving Corporation. In the event the Merger is not consummated and this Agreement is terminated in accordance with its terms, the Exchange Agent shall promptly return all shares of RMT Partner Common Stock deposited in the Exchange Fund to RMT Partner.

Section 4.3 Procedures for Exchange.

(a) On the Closing Date, promptly after the Effective Time, the Exchange Agent shall, and Remainco and RMT Partner shall cooperate to cause the Exchange Agent to, deliver to each record holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time, a book-entry authorization representing the number of whole shares of RMT Partner Common Stock that such holder has the right to receive pursuant to Section 3.1 (and cash in lieu of fractional shares of RMT Partner Common Stock as contemplated by Section 4.6, together with any dividends and other distributions pursuant to Section 4.4).

(b) No interest will be paid or accrued on any amount payable for shares of Spinco Common Stock or on any other amount to a holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time has a right to receive pursuant to ARTICLE III and this ARTICLE IV.

(c) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it for the account of the Persons entitled thereto.

Section 4.4 Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Spinco Common Stock with respect to any shares of RMT Partner Common Stock that are not able to be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock without interest, (a) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 4.6 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock and (b) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such shares of RMT Partner Common Stock payable with respect to such whole shares of RMT Partner Common Stock. RMT Partner shall deposit with the Exchange Agent all such dividends and distributions.

Section 4.5 Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Spinco of the shares of Spinco Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of shares of Spinco Common Stock shall cease to have any rights with respect to such shares of Spinco Common Stock except as otherwise provided herein or by applicable Law.

Section 4.6 Fractional Shares(a) . Notwithstanding anything in this Agreement to the contrary, no fractional shares of RMT Partner Common Stock will be issued upon the conversion of shares of Spinco Common Stock pursuant to Section 3.1. All fractional shares of RMT Partner Common Stock that a holder of shares of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger, in the open market or otherwise as reasonably directed by RMT Partner, in each case at then-prevailing market prices, as promptly as reasonably practicable and in no case later than ten Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of RMT Partner Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to RMT Partner that would otherwise be caused by the issuance of fractional shares of RMT Partner Common Stock.

Section 4.7 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of RMT Partner Common Stock) that remains unclaimed by the 180th day after the Effective Time shall be delivered to RMT Partner. Any holder of shares of Spinco Common Stock who has not theretofore complied with this ARTICLE IV shall thereafter look only to RMT Partner for delivery of the Merger Consideration, including any cash in lieu of fractional shares of RMT Partner Common Stock, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to ARTICLE III and this ARTICLE IV.

Section 4.8 Withholding Rights. Each of RMT Partner, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Spinco Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable, such withheld amounts (a) shall be timely remitted by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable, to the applicable Taxing authority, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Spinco Common Stock in respect of which such deduction and withholding was made by RMT Partner, the Surviving Corporation or the Exchange Agent, as applicable.

Section 4.9 No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Spinco Common Stock in connection with the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO REMAINCO

Except as set forth in the forms, statements, certifications, reports and documents filed or furnished by Remainco with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2018 (the “Applicable Date”) but prior to the date of this Agreement (such forms, statements, reports and documents, in each case as amended prior to the date of this Agreement, the “Remainco Reports”) (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to RMT Partner by Remainco and Spinco concurrently with the execution and delivery of this Agreement (the “Spinco Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this ARTICLE V, disclosure of any item in any section or subsection of the Spinco Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Remainco hereby represents and warrants to RMT Partner and Merger Sub that:

Section 5.1 Organization, Good Standing and Qualification. Remainco is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.2 Corporate Authority and Approval.

(a) Remainco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time. This Agreement has been duly executed and delivered by Remainco and constitutes a valid and binding agreement of Remainco, enforceable against Remainco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Remainco of this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Remainco is necessary to authorize this Agreement or the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time.

(b) The Remainco Board has approved this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement).

(c) The approval of Remainco’s stockholders is not required to effect the Transactions, including the transactions contemplated by the Separation and Distribution Agreement.

Section 5.3 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act and any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by Remainco with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Remainco from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Remainco, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

(b) The execution, delivery and performance by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time do not and will not, and the consummation by Remainco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, Remainco’s Organizational Documents, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Remainco pursuant to any Contract binding upon Remainco or under any Law, Governmental Order or License to which Remainco is subject or (iii) any change in the rights or obligations under any Contract to which Remainco is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.4 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Remainco, threatened against Remainco, except for those that would not, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect. As of the date of this Agreement, Remainco is not a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have a Remainco Material Adverse Effect.

Section 5.5 Remainco Internal Controls(a) . Remainco maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to Remainco and its Subsidiaries (including the Spinco Entities) on a consolidated basis. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Remainco with respect to the Spinco Business in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of

Remainco’s filings with the SEC under the Exchange Act. Remainco maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Remainco has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Remainco’s auditors and the audit committee of the Remainco Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Remainco’s internal control over financial reporting. Remainco has made available prior to the date of this Agreement to RMT Partner (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of Remainco to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Remainco or its auditors to the audit committee as required by the listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since December 31, 2020 and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from Remainco employees regarding questionable accounting, auditing or legal compliance matters, have, to the Knowledge of Remainco, been received by Remainco. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Remainco Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

Section 5.6 Brokers and Finders. Remainco has not employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Remainco has engaged LionTree Advisors LLC and Goldman Sachs & Co. LLC as its financial advisors.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO SPINCO

Except as set forth in the Remainco Reports (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the Spinco Disclosure Letter, it being agreed that for purposes of the representations and warranties set forth in this ARTICLE VI, disclosure of any item in any section or subsection of the Spinco Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Remainco hereby represents and warrants to RMT Partner and Merger Sub that (provided that the representations and warranties in this ARTICLE VI (except in the case of Section 6.1 and Section 6.2(b)) with respect to the Spinco JVs shall be given solely to the extent of the Knowledge of Remainco):

Section 6.1 Organization, Good Standing and Qualification. Each of the Spinco Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions. Prior to the date of this Agreement, Remainco has made available to RMT Partner complete and correct copies of the Organizational Documents of Spinco, as amended to and as in effect on the date of this Agreement.

Section 6.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, all of which has been duly authorized and is validly issued and outstanding and fully paid and nonassessable, free and clear of any Lien. As of the date of this Agreement, all of the issued and outstanding capital stock of Spinco is owned, directly or indirectly, by Remainco, and there are, and immediately prior to the Effective Time, there will be (i) no other shares of capital stock, voting securities or other equity interests of Spinco, (ii) no securities or obligations of Spinco convertible into or exchangeable for capital stock, voting securities or other equity interests of Spinco and (iii) no options or other rights to acquire from Spinco, and no obligations of Spinco to issue, any capital stock, voting securities or other equity interests or securities or obligations convertible into or exchangeable for capital stock, voting securities or other equity interests of Spinco. Spinco has not conducted any business prior to the date of this Agreement and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock as is necessary to complete the Distribution in the manner determined by Remainco in accordance with the Separation and Distribution Agreement.

(b) Section 6.2(b) of the Spinco Disclosure Letter sets forth, as of the date of this Agreement, (i) each of the Spinco Subsidiaries and the ownership interest of Remainco, directly or indirectly, in each such Spinco Subsidiary and (ii) any other Person in which Spinco or any Spinco Subsidiary will, as of the Effective Time, hold capital stock, voting securities or other equity interests that have a book value in excess of $10,000,000 (other than capital stock, voting securities or other equity interests held by any employee benefit plan of Remainco, any of its Subsidiaries, Spinco, any Spinco Subsidiary or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). Each of the outstanding shares of capital stock, voting securities or other equity interests of each Spinco Subsidiary has been duly authorized and validly issued and is fully paid and nonassessable and, to the extent owned by a Spinco Entity, is owned free and clear of any Lien (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in Spinco’s financial statements). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Spinco Entity with a fair market value in excess of $10,000,000 to issue or sell any shares of capital stock, voting securities or other equity interests of any such Spinco Entity or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from any such Spinco Entity, any capital stock, voting securities or other equity interests of any such Spinco Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither Spinco nor any Spinco Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for capital stock, voting securities or other equity interests having the right to vote) with the equityholders of Spinco or any Spinco Entity on any matter.

Section 6.3 Corporate Authority and Approval.

(a) Spinco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by Spinco and constitutes a valid and binding agreement of Spinco, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Spinco Board has (i) approved and declared advisable this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, (ii) determined that this Agreement, the Separation and Distribution Agreement and the Transactions, including the Separation, the Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Spinco.

(c) The execution and delivery by Spinco of this Agreement and the other Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part.

Section 6.4 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities

Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by any Spinco Entity with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by any Spinco Entity from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Spinco or the consummation by Spinco of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions.

(b) The execution, delivery and performance by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not and will not, and the consummation by Spinco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any Spinco Entity, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Contracts binding upon any Spinco Entity, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 6.4(a) are made or obtained, under any Law, Governmental Order or License to which any Spinco Entity is subject or (iii) any change in the rights or obligations under any Contract to which any Spinco Entity is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect or to prevent, materially delay or materially impair the ability of Spinco to consummate the Transactions.

Section 6.5 Financial Statements.

(a) The unaudited combined balance sheets and the corresponding unaudited combined statements of operations as at and for the fiscal years ended December 31, 2019 and December 31, 2020 of the Spinco Business, as set forth in Section 6.5(a) of the Spinco Disclosure Letter (the “Spinco Financial Statements”), were prepared in good faith and derived from the financial data inputs into the audited financial statements of Remainco for the fiscal years ended December 31, 2019 and December 31, 2020, which were prepared in accordance with GAAP.

(b) The Spinco Financial Statements fairly present in all material respects the financial position of the Spinco Business and the results of its operations, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby in accordance with the Transaction Accounting Principles, subject to the fact that (A) the Spinco Business was not operated on a stand-alone basis during such periods and, therefore, reflect certain cost allocations (including allocations and estimates made by the management of Remainco in preparing such Spinco Financial Statements) that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods and (B) such cost allocations shall not be indicative of any such costs to the Spinco Entities that shall result following the Closing.

(c) When delivered pursuant to Section 8.22, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will (i) except as otherwise noted and reflected therein, have been prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented (subject, with respect to the Subsequent Unaudited Spinco Financing Statements, to normal year-end adjustments, as at the dates and for the periods presented), and (ii) fairly present in all material respects the financial position of the Spinco Business and the results of its operations as of the respective dates thereof and for the respective periods covered thereby on the basis by which the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements, in each case, were prepared, except for the fact that the Spinco Business was not operated on a stand-alone basis during such periods and, therefore, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will reflect certain costs allocations made that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods. The Audited Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the RMT Partner Registration Statement, the Distribution Registration Statement and the Tender Offer Statement (if applicable).

(d) Remainco maintains disclosure controls and procedures designed to ensure that information required to be disclosed by Remainco with respect to the Spinco Business in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC under the Exchange Act.

(e) None of the Spinco Entities has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any Spinco Entity, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by such Spinco Entity of registration under the Exchange Act. No Spinco Entity is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the Spinco Entities, taken as a whole.

Section 6.6 Absence of Certain Changes.

(a) Since December 31, 2020 and through the date of this Agreement, there has not been any Effect which has had or would, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(b) Since December 31, 2020 and through the date of this Agreement, (i) the Spinco Business has been conducted in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material

Spinco Assets, whether or not covered by insurance and (iii) there has not been any action taken by Remainco or any of its Subsidiaries (including the Spinco Entities) that, if taken during the period between the date of this Agreement through the Effective Time, without RMT Partner’s consent, would constitute a breach of Section 8.1(a)(v) (Indebtedness), Section 8.1(a)(ix) (Sale of Assets), Section 8.1(a)(xi) (Acquisitions), Section 8.1(a)(xiii) (Accounting Policies), Section 8.1(a)(xvi) (Investments) or Section 8.1(a)(xxii) (solely to the extent relating to the foregoing clauses Section 8.1(a)(v), Section 8.1(a)(ix), Section 8.1(a)(xi), Section 8.1(a)(xiii) and Section 8.1(a)(xvi)).

Section 6.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Remainco, threatened against Remainco or any of its Subsidiaries (including the Spinco Entities) relating to the Spinco Business or any Spinco Entity, except for those that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(b) There are no liabilities of the Spinco Business, whether or not accrued, contingent or otherwise other than liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the Spinco Financial Statements for the fiscal year ended December 31, 2020, (ii) incurred in the Ordinary Course since December 31, 2020, (iii) arising out of this Agreement (and which do not arise out of a breach by Remainco or Spinco of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions or (iv) that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. As of the date of this Agreement, none of the Spinco Business or the Spinco Entities is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

Section 6.8 Employee Benefits and Labor Matters.

(a) Each material Spinco Plan as of the date of this Agreement is listed in Section 6.8 of the Spinco Disclosure Letter, and each such Spinco Plan which has received a favorable determination letter from the IRS National Office has been separately identified. True and complete copies of each of the material Spinco Plans (or, if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to RMT Partner on or prior to the date of this Agreement.

(b) All Spinco Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to the Spinco Business, taken as a whole.

(c) Each Spinco Plan other than any Spinco Non-U.S. Benefit Plan (collectively, the “Spinco U.S. Benefit Plans”), which is subject to ERISA (a “Spinco ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Spinco Pension Plan”) and intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of Remainco, no circumstance exists that is likely to result in the loss of the qualification of such plan under

Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Spinco U.S. Benefit Plan has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Spinco is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, neither the Spinco Business nor any of the Spinco Entities has engaged in a transaction with respect to any Spinco ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject Spinco or any Spinco Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Spinco Business nor any of the Spinco Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Spinco or any Spinco Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Spinco under Section 4001 of ERISA or Section 414 of the Code (a “Spinco ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(e) No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any Spinco Pension Plan or by any Spinco ERISA Affiliate within the 12-month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(f) Each Multiemployer Plan maintained, sponsored or contributed to by Spinco or any Spinco ERISA Affiliate (a “Spinco Multiemployer Plan”), as of the date of this Agreement, is listed in Section 6.8(f) of the Spinco Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been provided or made available to RMT Partner on or prior to the date of this Agreement. With respect to any Spinco Multiemployer Plan, (i) neither Spinco nor any Spinco ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not reasonably be likely to have a Spinco Material Adverse Effect.

(g) All contributions required to be made by Spinco or Spinco Subsidiaries under each Spinco Plan and each Spinco Multiemployer Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Spinco Plan and Spinco Multiemployer Plan have been properly accrued and reflected in the Spinco Financial Statements, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(h) Neither any Spinco Pension Plan nor any single-employer plan of a Spinco ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no Spinco ERISA Affiliate has an outstanding funding waiver. Neither any Spinco Pension Plan nor any single-employer plan of a Spinco ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Spinco Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither Spinco nor any of its Subsidiaries has provided, or is required to provide, security to any Spinco Pension Plan or to any single-employer plan of a Spinco ERISA Affiliate pursuant to Section 401(a)(29) of the Code. With respect to any Spinco Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by Spinco or any Spinco Subsidiaries and (3) the PBGC has not instituted proceedings to terminate any such Spinco Pension Plan.

(i) Under each Spinco Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Spinco Pension Plan’s most recent actuarial valuation), did not materially exceed the then-current value of the assets of such Spinco Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Spinco Pension Plan since the last day of the most recent plan year.

(j) As of the date of this Agreement, there is no pending or, to the Knowledge of Remainco, threatened litigation relating to the Spinco Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(k) Neither Spinco nor its Subsidiaries have any obligations for material retiree health or life benefits under any of the Spinco ERISA Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(l) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (i) cause any employees of Spinco or any Spinco Subsidiaries to become eligible for any increase in severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Spinco Plans, (iii) limit or restrict the right of Spinco or, after the consummation of the Transactions, Remainco to merge, amend or terminate any of the Spinco Plans or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m) Each Spinco Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (i) has been operated and administered in good faith compliance with Section 409A of the Code since July 1, 2018 and (ii) has been operated and administered in documentary compliance with Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder since July 1, 2018, in each case, except as would not be reasonably likely to result in any liability that is material to the Spinco Business, taken as a whole.

(n) Neither Spinco nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Section 409A, 280G or 4999 of the Code.

(o) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, (i) Spinco and the Spinco Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions, and (B) have no liability by reason of an individual who performs or performed services for Spinco or any Spinco Subsidiaries in any capacity being improperly excluded from participating in an Spinco Plan and (ii) to the Knowledge of Remainco, each of the employees of Spinco and the Spinco Subsidiaries has been properly classified by Spinco and the Spinco Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(p) As of the date of this Agreement, except as would not result in any material liability to Spinco and the Spinco Subsidiaries, taken as a whole, (i) neither Spinco nor any Spinco Subsidiaries is a party to or otherwise bound by work rules or a Collective Bargaining Agreement, (ii) nor is Spinco or any Spinco Subsidiaries the subject of any proceeding asserting that Spinco or any Spinco Subsidiaries has committed an unfair labor practice or is seeking to compel Spinco to bargain with any labor union or labor organization, (iii) nor is there pending or, to the Knowledge of Remainco, threatened, nor has there been since July 1, 2018 and prior to the date of this Agreement, any labor strike, walkout, work stoppage, slowdown or lockout affecting Spinco Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slowdown or lockout affecting Spinco Employees, except as would not reasonably be likely to have, individually or in the aggregate, a Spinco Material Adverse Effect. Except as would not result in any material liability to Spinco and the Spinco Subsidiaries, taken as a whole, as of the date of this Agreement, none of the employees of Spinco or any Spinco Subsidiaries is represented by a labor union, and, to the Knowledge of Remainco, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of Spinco or any Spinco Subsidiaries.

(q) Spinco is, and has been since July 1, 2018, in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, disability, human rights, fair labor standards, pay equity, civil rights, safety and health, plant closures and layoffs, notification under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Law (“WARN”), wrongful discharge and workers’ compensation, except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Spinco does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 6.9 Compliance with Laws, Licenses.

(a) The Spinco Business and the businesses of each of the Spinco Entities, since July 1, 2018, have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. To the Knowledge of Remainco, there is no proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation pending or threatened by the FCC or any other Governmental Entity with respect to any of the Remainco Entities (to the extent relating to the Spinco Business) or any of the Spinco Entities is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, the Spinco Entities possess each License necessary to conduct the Spinco Business.

(b) For each Spinco Communications License, Section 6.9(b) of the Spinco Disclosure Letter shows the issuance and expiration dates, the name of the Person holding such Spinco Communications License and the services authorized to be provided with such License. Each Person holding a Spinco Communications License is in compliance with such Spinco Communications License and the rules and regulations of the Governmental Entities issuing such Spinco Communications License, except for failures to comply that are, individually or in the aggregate, not material to the Spinco Business, taken as a whole. There is not pending or, to the Knowledge of Remainco, threatened before the FCC or a Foreign Regulator or any other Governmental Entity, any material proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation (A) against any of the Remainco Entities (to the extent relating to the Spinco Business) or any of the Spinco Entities, (B) relating to any of the Spinco Communications Licenses, including any such proceeding, notice, order, inquiry, action, complaint or investigation reasonably likely to result in the revocation, suspension, cancellation, rescission or modification of any material Spinco Communications License or other impairment in any material respect of the operation of the Spinco Business as it is conducted as of the date of this Agreement, except (x) proceedings to amend the Communications Laws not directed at the Remainco Entities (to the extent relating to the Spinco Business) or the Spinco Entities or (y) proceedings of general applicability to the broadcasting or audio-visual media services industries or (C) that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

(c) Section 6.9(c) of the Spinco Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of, to the Knowledge of Remainco, (i) all pending applications for Licenses by any Remainco Entity or Spinco Entity that, if issued or granted, would be Spinco Communications Licenses, (ii) all pending applications by Remainco Entities and Spinco Entities for material modification, extension or renewal of any Spinco Communication

Licenses, or material waiver of any condition thereto, except for any modification, extension, renewal or waiver in the Ordinary Course (iii) any agreements to acquire a License that, upon acquisition by a Remainco Entity or a Spinco Entity, would become a Spinco Communications License and (iv) any agreements to acquire a Person to which a License has been issued or granted which upon the consummation of such acquisition would become a Spinco Communications License.

(d) Except for restrictions or conditions that appear on the face of the Spinco Communications Licenses, and except for restrictions or conditions that pertain to the FCC Licenses under generally applicable rules of the FCC, to the Knowledge of Remainco, no Spinco Communications License held by a Remainco Entity or a Spinco Entity is subject to any restriction or condition which would limit in any material respect the operation of the Spinco Business as it is conducted as of the date of this Agreement.

(e) The Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities and, to the Knowledge of Remainco, the officers, directors, employees and agents of Remainco (to the extent relating to the Spinco Business) and the Spinco Entities are in compliance in all material respects with, and since July 1, 2018 have complied in all material respects with: (i) the provisions of the FCPA applicable to the Spinco Business, the Spinco Entities and such officers, directors, employees and agents and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Spinco Business is operated or has been operated or the Spinco Entities operate or have operated and in which any agent thereof is conducting or has business involving the Spinco Business. Since July 1, 2018, the Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities and, to the Knowledge of Remainco, the officers, directors, employees and agents of Remainco (to the extent relating to the Spinco Business) and the Spinco Entities, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(f) The Spinco Business and the Spinco Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Spinco Business is operated or a Spinco Entity operates.

(g) None of the Remainco Entities (with respect to the Spinco Business), the Spinco Entities or, to the Knowledge of Remainco, any director, manager or employee of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities (in his or her capacity as a director, manager or employee of such Remainco Entity or Spinco Entity), are, and since July 1, 2018, have been, subject to any pending, or, to the Knowledge of Remainco, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Spinco Business or the Spinco Entities relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(h) Without limiting the generality of the foregoing, each of the Remainco Entities (to the extent relating to the Spinco Business) and Spinco Entities, since July 1, 2018, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. The Spinco Business and the Spinco Entities also have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Spinco Business is operated or the Spinco Entities operate or are otherwise subject to jurisdiction.

(i) None of the Remainco Entities (to the extent relating to the Spinco Business), the Spinco Entities or, to the Knowledge of Remainco, any director, manager or employee of the Remainco Entities (to the extent relating to the Spinco Business) or the Spinco Entities (in his or her capacity as a director, manager or employee of such Person or any of its Subsidiaries), are, and since July 1, 2018, have been, subject to any actual, pending or, to the Knowledge of Remainco, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Spinco Business or any of the Spinco Entities relating to the Export and Sanctions Regulations.

(j) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 6.10 Sufficiency of Assets. As of the Closing (assuming receipt of all consents described in Section 5.3 and Section 6.4 and any other filings, notices, reports, consents, registrations, approvals, permits, License transfers, expirations of waiting periods or authorizations required in connection with the consummation of the Transactions have been made or obtained), except for the services and assets listed on Section 6.10 of the Spinco Disclosure Letter, the Spinco Assets, when taken together with the transitional and operational services to be provided following the Closing to the Spinco Entities under the Transition Services Agreement and the rights granted or to be granted pursuant to this Agreement and the other Transaction Documents (and any Contracts which cease to be in effect at or in connection with the Closing, including pursuant to Section 1.6 of the Separation and Distribution Agreement), constitute all of the assets, properties and rights necessary for the Spinco Entities to conduct the Spinco Business immediately after the Closing in substantially the same manner as currently conducted on the date hereof and as it has been conducted in the twelve months prior to the date hereof taking into account the natural evolution of the Spinco Business during the interim period between the date hereof and the Closing (to the extent permitted under this the terms of this Agreement). For clarity, the foregoing is not a representation of non-infringement of Intellectual Property.

Section 6.11 Certain Contracts.

(a) Section 6.11(a) of the Spinco Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which any Spinco Entity or Remainco Entity (to the extent relating to the Spinco Business) is a party or bound, other than Contracts solely among the Spinco Entities (other than the Spinco JVs) and Contracts that do not constitute Spinco Assets or Spinco Assumed Liabilities (each such Contract required to be listed on Section 6.11(a) of the Spinco Disclosure Letter, a “Spinco Material Contract”), which:

(i) provides that any Spinco Entity will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon RMT Partner or any of its Subsidiaries (other than any Spinco Entity upon which it is binding as of the date hereof);

(ii) purports to limit in any material respect either the type of business in which a Spinco Entity may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon any of RMT Partner or any of its Subsidiaries (other than any Spinco Entity upon which it is binding as of the date hereof);

(iii) requires a Spinco Entity (or, after the Effective Time, RMT Partner or any of its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $400,000,000 or more (other than any licenses or other Contracts related to film, television or game production or distribution, film financing or theme parks entered into in the Ordinary Course);

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of Remainco’s investment in which exceeds $400,000,000, other than (A) partnerships or joint ventures formed by film, television and game production entities or (B) film financing partnerships or contractual arrangements for film financing treated as partnerships for Tax purposes, in each case, in the Ordinary Course;

(v) is a Contract for the lease of real or personal property providing for annual payments of $50,000,000 or more;

(vi) contains a put, call or similar right pursuant to which any Spinco Entity would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which exceeds, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would exceed, $200,000,000;

(vii) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (vii) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $500,000,000 in any year;

provided that notwithstanding the foregoing, Spinco Material Contracts shall not include any Affiliation Agreements or Contracts for the acquisition, production or development of video programming.

(b) Each of the Spinco Material Contracts, and each Contract entered into after the date hereof that would have been a Spinco Material Contract if entered into prior to the date hereof (each, a “Spinco Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on the applicable Remainco Entity or Spinco Entity, as the case may be, and, to the Knowledge of Remainco, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. None of the Remainco Entities (to the extent relating to the Spinco Business), Spinco Entities or, to the Knowledge of Remainco, any other party is in breach of or in default under any Spinco Material Contract or Spinco Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by a Remainco Entity (to the extent relating to the Spinco Business) or a Spinco Entity, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. To the Knowledge of Remainco, as of the date of this Agreement, none of the Remainco Entities or the Spinco Entities has received written notice alleging a breach of or default under any Spinco Material Contract.

Section 6.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect: (a) each of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities has since July 1, 2018 been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities (including soils, groundwater and surface water), and, to the Knowledge of Remainco, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in the Spinco Business or the Spinco Entities incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in the Spinco Business or the Spinco Entities incurring liability under any applicable Environmental Law, (d) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities have received any written notice, demand, letter, claim or request for information alleging that such Remainco Entity or Spinco Entity may be in violation of or subject to liability under any Environmental Law, (e) none of the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities are subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of Remainco, there are no other environmental conditions involving the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities that would reasonably be likely to result in a liability to the Spinco Business or the Spinco Entities pursuant to any Environmental Law.

Section 6.13 Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate accruals or reserves therefor in accordance with GAAP have been provided on the books of the Spinco Entities (or other entities holding a Spinco Business or Spinco Assets).

(b) All Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Remainco, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Taxing authority.

(c) No deficiency or other assessment or adjustment for any Taxes has been asserted or assessed by any Taxing authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the Knowledge of Remainco, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Taxing authority is pending or ongoing (or, to the Knowledge of Remainco, has been threatened or proposed) with respect to any Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(d) Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Restructuring and transactions that have already occurred in connection with such separation), no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) No Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or foreign Tax Law).

(f) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded) upon the assets of any Spinco Entity or the Spinco Business.

(g) No Spinco Entity (A) is, or since July 1, 2018 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is Remainco or any of its Subsidiaries), (B) has any liability for the Taxes of any Person (other than Remainco or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by operation of Law or by Contract (other than customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes) or (C) is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes and (iii) Contracts solely between or among Spinco Entities.

(h) No Taxing authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) As of the date hereof, Remainco is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment or (ii) either Remainco or Spinco from delivering the Remainco Tax Representation Letters and the Spinco Tax Representation Letters, respectively, at the applicable time set forth in Section 8.14(c).

(j) No Spinco Entity will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, open transaction disposition or intercompany transaction made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law), (v) an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax Law) or (vi) a ruling received from any Taxing authority on or prior to the Closing Date. No Spinco Entity has made an election under Section 965(h) of the Code for which it has outstanding liability or will have liability after the Closing.

(k) Spinco is not and has not been, in the five-year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 6.14 Intellectual Property.

(a) All material Registered IP owned by the Spinco Entities is subsisting, and, except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole, in the jurisdiction(s) where such Registered IP is issued or registered, to the Knowledge of Remainco, any such issued Registered IP is valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, (i) the Spinco Entities own, or have sufficient rights to use, all Spinco IP, and (ii) such ownership or other rights shall survive the consummation of the Transactions unchanged.

(c) To the Knowledge of Remainco, the Spinco Entities have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party (except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole), and except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, to the Knowledge of Remainco no third party is infringing, misappropriating or otherwise violating any Spinco IP owned by or licensed to the Spinco Entities. There are no pending or, to the Knowledge of Remainco, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of the Spinco Entities infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that the Spinco Entities have defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any Spinco Program, in each case of the foregoing clauses (i), (ii) and (iii), that would reasonably be likely to have a materially adverse impact on the business or operations of the Spinco Entities, taken as a whole.

(d) Except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, taken as a whole, the Spinco Entities take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of the Spinco Entities, and (ii) the confidentiality of the Trade Secrets owned by the Spinco Entities or otherwise used by the Spinco Entities under an obligation of confidentiality. Except as would not reasonably be likely to have a Spinco Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of any Spinco Entity (including any such information of any other Person disclosed in confidence to any Spinco Entity) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to a Spinco Entity.

(e) Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect: (i) the Information Technology used in the Spinco Entities’ businesses operates and performs in all respects as required to permit the Spinco Entities to conduct their respective businesses as currently conducted, (ii) such Information Technology has not malfunctioned or failed since the Applicable Date and (iii) to the Knowledge of Remainco, since the Applicable Date, no Person has gained unauthorized access to the Information Technology of any Spinco Entity in a manner that has resulted or would reasonably be likely to result in liability to such Spinco Entity. Except as would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect, to the Knowledge of Remainco, none of the software owned by the Spinco Entities contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires any Spinco Entity to do any of the following: (A) disclose or distribute the software owned by any Spinco Entity in source code form, (B) authorize a licensee of the software owned by any Spinco Entity to make derivative works of such software owned by the same or (C) distribute the software owned by any Spinco Entity at no cost to the recipient.

(f) Except as would not reasonably be likely to have a material adverse impact on the business or operations of the Spinco Entities, (i) the Spinco Entities have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which the Spinco Entities operate in each applicable jurisdiction in which they do business, (ii) the Spinco Entities are in compliance with applicable Laws and

Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (iii) to the Knowledge of Remainco, there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in the Spinco Entities’ possession. To the Knowledge of Remainco, no Spinco Entity has received any notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by such Spinco Entity.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect, each of the Spinco Entities (i) stores and maintains in a commercially reasonable manner (A) each of the Spinco Library Pictures and (B) the Spinco Library Tangible Assets, in each case, in accordance with standard industry practices and (ii) has the right to Exploit such Spinco Library Pictures and Spinco Library Tangible Assets in the ordinary course of business consistent with past practice.

(h) It is the standard policy of the Spinco Entities that each employee and consultant of the Spinco Entities who contributes to the production or development of any material Spinco IP owned or purported to be owned by the Spinco Entities, executes a written agreement with an assignment of inventions and rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to the Spinco Entities by operation of law.

Section 6.15 Insurance. The insurance policies held by the Remainco Entities (to the extent relating to the Spinco Business) and the Spinco Entities provide adequate coverage for all normal risks incident to the Spinco Business and the Spinco Assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid in all material respects and none of the Remainco Entities or Spinco Entities, as applicable, is in default with respect to any obligations under such policies in any material respect. None of the Remainco Entities or Spinco Entities has received any notice of cancellation or termination with respect to any such policies, except for cancellations or termination that would not, individually or in the aggregate, reasonably be likely to have a Spinco Material Adverse Effect.

Section 6.16 Related-Party Transactions. To the Knowledge of Remainco, no present director, executive officer, stockholder, partner, member, employee or Affiliate of any Remainco Entity or Spinco Entity (other than its Subsidiaries), or any of such Person’s Affiliates or immediate family members, is party to any Contract with or binding upon any Spinco Entity or has engaged in any transaction with any of the foregoing within the last twelve months, in each case, that is of a type that would be required to be disclosed in the Remainco Reports pursuant to Item 404 of Regulation S-K that has not been so disclosed.

Section 6.17 Spinco Real Property.

(a) Section 6.17(a) of the Spinco Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all Spinco Owned Real Property with a market value in excess of $100,000,000 (the “Material Spinco Owned Real Property”). One of the Spinco Entities has good and marketable fee simple title to the Material Spinco Owned Real Property, free and clear of all Liens other than Spinco Permitted Encumbrances. With respect to such Material Spinco Owned Real Property: (i) no Spinco Entity has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Material Spinco Owned Real Property or any portion thereof, in each case, which involved consideration or payments by or to such Spinco Entity in excess of $50,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to any Spinco Entity in excess of $50,000,000 in any future calendar year and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Material Spinco Owned Real Property or any material portion thereof or interest therein.

(b) Section 6.17(b) of the Spinco Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all Spinco Leased Real Properties for which Remainco or any of its Subsidiaries (including the Spinco Entities) made annual payments of $50,000,000 or more in 2020 (the “Material Spinco Leased Real Properties”). One of the Spinco Entities has good and valid leasehold estate in and to the Material Spinco Leased Real Property, free and clear of all Liens other than Spinco Permitted Encumbrances. With respect to each Spinco Lease with respect to a Material Spinco Leased Real Property: (i) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) has subleased, licensed or otherwise granted any Person the right to use or occupy such Material Spinco Leased Real Property or any portion thereof, in each case, which involved consideration or payments by or to Remainco or any of its Subsidiaries (including the Spinco Entities) in excess of $50,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to Remainco or any of its Subsidiaries (including the Spinco Entities) in excess of $50,000,000 during any future calendar year and (ii) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) has collaterally assigned or granted any other security interest in such Spinco Lease or any interest therein. ) neither Remainco nor any of its Subsidiaries (including the Spinco Entities) is in material breach of or material default under the terms of any Spinco Lease with respect to a Material Spinco Leased Real Property. To the Knowledge of Remainco, as of the date hereof, no other party to any Spinco Lease with respect to a Material Spinco Leased Real Property is in material breach of or in material default under the terms of such Spinco Lease.

(c) No condemnation or eminent domain proceeding is pending or, to the Knowledge of Remainco, threatened, which could reasonably be expected to preclude or impair the use of any Material Spinco Owned Real Property by any Spinco Entity.

Section 6.18 Brokers and Finders. Subject to Section 5.6, no Spinco Entity has employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions, finders’ or other fees in connection with the Transactions.

Section 6.19 Information To Be Supplied. The information supplied or to be supplied by Remainco or any of its Subsidiaries (including the Spinco Entities) for inclusion in the Securities Filings will not, on the date of filing of the applicable Securities Filing or, in the case of the Distribution Registration Statement or the RMT Partner Registration Statement, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the dates the Proxy Statement is mailed to the stockholders of RMT Partner, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.20 Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to RMT Partner a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Remainco, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Remainco, the other parties thereto, enforceable against Spinco, and to the knowledge of Remainco, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Remainco, there are no side letters or other Contracts related to any portion of the funding of the Spinco Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to RMT Partner on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Remainco, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Remainco, would result in any portion of the Spinco Financing being unavailable or delayed.

Section 6.21 No Other Representations and Warranties . Except for the representations and warranties made by Remainco and Spinco in ARTICLE V or this ARTICLE VI, none of Remainco, Spinco or any other Person makes any express or implied representation or warranty with respect to Remainco, Spinco or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of Remainco and Spinco hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of Remainco, Spinco or any other Person makes or has made any representation or warranty to RMT Partner or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Remainco, Spinco, any of their Affiliates or any of their respective businesses (including the Spinco Business), or (b) any oral or, except for the representations and warranties made by Remainco or Spinco in ARTICLE V or this ARTICLE VI, written information made available to RMT Partner or any of its Affiliates or Representatives in the course of their evaluation of Remainco, Spinco, the Spinco Entities or the Spinco Business, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as set forth in the forms, statements, certifications, reports and documents or furnished by the RMT Partner with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date but prior to the date of this Agreement (such forms, statements, reports and documents, in each case as amended prior to this Agreement, the “RMT Partner Reports”)

(excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Remainco and Spinco by RMT Partner and Merger Sub concurrently with the execution and delivery of this Agreement (the “RMT Partner Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this ARTICLE VII, disclosure of any item in any section or subsection of the RMT Partner Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, RMT Partner hereby represents and warrants to Remainco that (provided that the representations and warranties in this ARTICLE VII (except in the case of Section 7.1 and Section 7.2(d) and Section 7.2(e)) with respect to the non-wholly owned Subsidiaries of RMT Partner shall be given solely to the extent of the Knowledge of RMT Partner):

Section 7.1 Organization, Good Standing and Qualification. Each of RMT Partner, Merger Sub and RMT Partner’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions. Prior to the date of this Agreement, RMT Partner has made available to Remainco complete and correct copies of the Organizational Documents of RMT Partner as amended to and as in effect on the date of this Agreement.

Section 7.2 Capital Structure.

(a) As of the date of this Agreement and immediately prior to the Charter Amendment Effective Time, the authorized capital stock of RMT Partner consists of (i) 1,700,000,000 shares of RMT Partner Series A Common Stock, (ii) 100,000,000 shares of RMT Partner Series B Common Stock, (iii) 2,000,000,000 shares of RMT Partner Series C Common Stock, (iv) 75,000,000 shares of RMT Partner Series A Preferred Stock, (v) 7,852,583 shares of RMT Partner Series A-1 Preferred Stock, (vi) 75,000,000 shares of RMT Partner Series C Preferred Stock, (vii) 6,218,593 shares of RMT Partner Series C-1 Preferred Stock and (viii) 35,928,824 shares of RMT Partner Series Preferred Stock. As of the close of business on May 14, 2021, there were issued and outstanding (A) 168,748,766 shares of RMT Partner Series A Common Stock, (B) 6,512,378 shares of RMT Partner Series B Common Stock, (C) 330,146,263 shares of RMT Partner Series C Common Stock, (D) 7,852,582 and 4/9 shares of RMT Partner Series A-1 Preferred Stock, (E) 4,313,349 and 1/2 shares of RMT Partner Series C-1 Preferred Stock and (F) zero shares of RMT Partner Series A Preferred Stock, RMT Partner Series C Preferred Stock or RMT Partner Series Preferred Stock. All of the outstanding shares of Pre-Closing RMT Partner Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of May 14, 2021, there was (1) an aggregate of 91,373,947 shares of RMT Partner Series A Common Stock, zero shares of RMT Partner Series B Common Stock and 4,669,931 shares of RMT Partner Series C Common Stock reserved for, and 63,686,996 shares of

RMT Partner Series A Common Stock, zero shares of RMT Partner Series B Common Stock and 3,088,231 shares of RMT Partner Series C Common Stock available for, issuance pursuant to the RMT Partner Plans identified in Section 7.2(a) of the RMT Partner Disclosure Letter as being the only RMT Partner Plans pursuant to which shares of Pre-Closing RMT Partner Capital Stock may be issued (the “RMT Partner Stock Plans”), (2) an aggregate of 71,107,312 shares of RMT Partner Series A Common Stock reserved for, and 70,673,242 shares of RMT Partner Series A Common Stock subject to, issuance upon conversion of the RMT Partner Series A-1 Preferred Stock outstanding as of May 14, 2021, (3) an aggregate of 124,348,859 shares of RMT Partner Series C Common Stock reserved for, and 83,527,151 shares of RMT Partner Series C Common Stock subject to, issuance upon conversion of the RMT Partner Series C-1 Preferred Stock outstanding as of May 14, 2021, and (4) an aggregate of 6,512,378 shares of RMT Partner Series A Common Stock reserved for, and 6,512,378 shares of RMT Partner Series A Common Stock subject to, issuance upon conversion of the RMT Partner Series B Common Stock issued and outstanding as of May 14, 2021. Except as provided in the preceding sentence and disclosed in Section 7.2(a) of the RMT Partner Disclosure Letter and except for shares of Pre-Closing RMT Partner Capital Stock that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, RMT Partner has no shares of Pre-Closing RMT Partner Capital Stock reserved for, or subject to, issuance. Section 7.2(a) of the RMT Partner Disclosure Letter contains a correct and complete list as of May 14, 2021 of the number of shares of RMT Partner Series A Common Stock, RMT Partner Series B Common Stock and RMT Partner Series C Common Stock subject to (w) outstanding options under the RMT Partner Stock Plans (“RMT Partner Options”), (x) outstanding stock appreciation rights under the RMT Partner Stock Plan (“RMT Partner SARs”), (y) outstanding restricted stock units under the RMT Partner Stock Plans (“RMT Partner Restricted Stock Units”) and (z) outstanding performance-based restricted stock units (assuming the achievement of performance criteria at maximum levels) (“RMT Partner Performance Restricted Stock Units”) under the RMT Partner Stock Plans.

(b) Immediately following the Charter Amendment Effective Time and at the Effective Time, the authorized capital stock of RMT Partner will consist of 10,800,000,000 shares of RMT Partner Common Stock and 1,200,000,000 shares of RMT Partner Preferred Stock.

(c) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. As of the date of this Agreement all of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by RMT Partner, and there are (i) no other shares of capital stock, voting securities or other equity interests of Merger Sub, (ii) no securities or obligations of Merger Sub convertible into or exchangeable for capital stock, voting securities or other equity interests of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or other equity interests or securities or obligations convertible into or exchangeable for capital stock, voting securities or other equity interests of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.

(d) From March 31, 2021 to the execution of this Agreement, RMT Partner has not issued any shares of Pre-Closing RMT Partner Capital Stock except pursuant to the exercise of RMT Partner Options or the settlement of RMT Partner Restricted Stock Units, RMT Partner SARs and RMT Partner Performance Restricted Stock Units that were issued and outstanding as of March 31, 2021, in accordance with their terms and, since the date of this Agreement, except as permitted by this Agreement for the period following the date of this Agreement, RMT Partner has not issued any RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units or RMT Partner Performance Restricted Stock Units. Upon any issuance of any shares of Pre-Closing RMT Partner Capital Stock in accordance with the terms of the RMT Partner Stock Plans, such shares of Pre-Closing RMT Partner Capital Stock will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any Lien. Each of the outstanding shares of capital stock, voting securities or other equity interests of each of RMT Partner’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by RMT Partner or by a direct or indirect wholly owned Subsidiary of RMT Partner, free and clear of any Lien (other than any Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in RMT Partner’s financial statements). Except as set forth in Section 7.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate RMT Partner or any of its Subsidiaries to issue or sell any shares of capital stock, voting securities or other equity interests of RMT Partner or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from RMT Partner or any of its Subsidiaries, any capital stock, voting securities or other equity interests of RMT Partner or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. RMT Partner does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for capital stock, voting securities or other equity interests having the right to vote) with the stockholders of RMT Partner on any matter.

(e) Section 7.2(e) of the RMT Partner Disclosure Letter sets forth, as of the date of this Agreement, (i) each of RMT Partner’s Subsidiaries and the ownership interest of RMT Partner, directly or indirectly, in each such Subsidiary and (ii) any other Person in which RMT Partner or any of its Subsidiaries may hold capital stock, voting securities or other equity interests that have a book value in excess of $10,000,000 (other than capital stock, voting securities or other equity interests held by any employee benefit plan of RMT Partner or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan).

(f) Each RMT Partner Option (i) was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the RMT Partner Stock Plans pursuant to which it was issued, (ii) has an exercise price per share of Pre-Closing RMT Partner Capital Stock equal to or greater than the fair market value of a share of Pre-Closing RMT Partner Capital Stock on the date of such grant, (iii) has a grant date identical to the date on which the RMT Partner Board or the compensation committee (or similar) of the RMT Partner Board (including through delegation) actually awarded such RMT Partner Option or on a date thereafter as specified by the RMT Partner Board or the Compensation Committee (including through delegation) in their respective authorization of such RMT Partner Options, (iv) qualifies in all material respects for the Tax and accounting treatment afforded to such RMT Partner Option in the RMT Partner’s Tax Returns and the RMT Partner Reports, respectively, and (v) complies in all material respects with Section 409A of the Code.

Section 7.3 Corporate Authority and Approval.

(a) Each of RMT Partner and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Transaction Documents to which it is or will be a party as of the date hereof and as of the Effective Time and to consummate the Transactions and the transactions contemplated by the other Transaction Documents, subject only to receipt of the RMT Partner Stockholder Approval and the Preferred A Consent. This Agreement has been duly executed and delivered by RMT Partner and Merger Sub and constitutes a valid and binding agreement of RMT Partner and Merger Sub, enforceable against each RMT Partner and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The RMT Partner Independent Committee has (i) determined that the terms of the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment are in the best interests of RMT Partner and its stockholders (other than Advance/Newhouse) and (ii) recommended that the RMT Partner Board adopt resolutions approving and declaring advisable the Consent Agreement and the reclassification of the RMT Partner Series A-1 Preferred Stock contemplated by the RMT Partner Charter Amendment.

(c) The RMT Partner Board (acting in part upon the recommendation of the RMT Partner Independent Committee) has (i) approved and declared advisable this Agreement and the Transactions, including the Merger, the RMT Partner Share Issuance and the RMT Partner Charter Amendment, (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of RMT Partner and its stockholders and (iii) resolved to make the RMT Partner Recommendation.

(d) The Merger Sub Board has (i) approved and declared advisable this Agreement and the Transactions, including the Merger and (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interest of the Merger Sub and its sole stockholder and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub.

(e) No vote of the holders of any class of equity securities of RMT Partner is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which RMT Partner is a party, the performance by RMT Partner of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except that the consummation of the RMT Partner Share Issuance and the RMT Partner Charter Amendment require the RMT Partner Stockholder Approval and the Preferred A Consent.

(f) Each of the RMT Partner Board and the Merger Sub Board has taken all necessary action so that Remainco will not be an “interested stockholder” or prohibited from entering into or consummating a “business combinations” with RMT Partner (in each case, as such term is used in Section 203 of the DGCL) under Section 203 of the DGCL as a result of the execution of this Agreement or the consummation of the Transactions.

Section 7.4 Governmental Filings; No Violations.

(a) Other than the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement, the filing of any amendment to the Organizational Documents of Spinco to effect the Separation and Distribution and the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.2 and Section 2.3, (ii) required under the rules and regulations of the NYSE and NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to the FCC under the Communications Laws, (vi) as may be required with or to the PUCs and other local and state Governmental Entities pursuant to applicable Utilities Laws and (vii) as may be required with or to Foreign Regulators pursuant to Foreign Regulatory Laws, no filings, notices or reports are required to be made by RMT Partner, Merger Sub or any other of RMT Partner’s Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by RMT Partner, Merger Sub or any other of RMT Partner’s Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by RMT Partner and Merger Sub or the consummation by RMT Partner and Merger Sub of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions.

(b) The execution, delivery and performance by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not and will not, and the consummation by RMT Partner and Merger Sub of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of RMT Partner, Merger Sub or RMT Partner’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Contracts binding upon RMT Partner or any of its Subsidiaries, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 7.4(a) are made or obtained and receipt of the RMT Partner Stockholder Approval and the Preferred A Consent, under any Law, Governmental Order or License to which RMT Partner or any of its Subsidiaries is subject or (iii) any change in the rights or obligations under any Contract to which RMT Partner or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of RMT Partner to consummate the Transactions.

Section 7.5 RMT Partner Reports; Financial Statements.

(a) The consolidated balance sheets and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) as at and for the fiscal year ended December 31, 2019 and December 31, 2020 were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments and except as may be noted therein or in the notes thereto.

(b) The consolidated balance sheets and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) as at and for the fiscal year ended December 31, 2019 and December 31, 2020 included in or incorporated by reference into the RMT Partner Reports (including the related notes and schedules) fairly present in all material respects the financial position of the RMT Partner and its Subsidiaries and the results of its operations as of the respective dates thereof and for the respective periods covered thereby.

(c) RMT Partner maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by RMT Partner in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of RMT Partner’s filings with the SEC under the Exchange Act. RMT Partner maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. RMT Partner has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to RMT Partner’s auditors and the audit committee of the RMT Partner Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect RMT Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in RMT Partner’s internal control over financial reporting.

(d) Neither RMT Partner nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of RMT Partner or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by RMT Partner or any of its Subsidiaries of registration under the Exchange Act. Neither RMT Partner nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to RMT Partner and its Subsidiaries, taken as a whole.

Section 7.6 Absence of Certain Changes.

(a) Since December 31, 2020 and through the date of this Agreement, there has not been any Effect which has had or would, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(b) Since December 31, 2020 and through the date of this Agreement, (i) RMT Partner and its Subsidiaries have conducted their respective businesses in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by RMT Partner or any of its Subsidiaries, whether or not covered by insurance and (iii) there has not been any action taken by RMT Partner or any of its Subsidiaries that, if taken during the period between the date of this Agreement through the Effective Time, without Remainco’s consent, would constitute a breach of Section 8.1(a)(v) (Indebtedness), Section 8.1(b)(viii) (Sale of Assets), Section 8.1(b)(x) (Acquisitions), Section 8.1(b)(xii) (Accounting Policies), Section 8.1(b)(xv) (Investments) or Section 8.1(b)(xxi) (solely to the extent relating to the foregoing clauses Section 8.1(a)(v), Section 8.1(b)(viii), Section 8.1(b)(x), Section 8.1(b)(xii) and Section 8.1(b)(xv)).

Section 7.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of RMT Partner, threatened against RMT Partner or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(b) There are no liabilities of RMT Partner or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of RMT Partner as of December 31, 2020 and the notes thereto set forth in RMT Partner’s annual report on Form 10-K for the fiscal year ended December 31, 2020, (ii) incurred in the Ordinary Course since December 31, 2020, (iii) arising out of this Agreement (and which do not arise out of a breach by RMT Partner of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions or (iv) that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. As of the date of this Agreement, neither RMT Partner nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

Section 7.8 Employee Benefits and Labor Matters.

(a) Each material RMT Partner Plan as of the date of this Agreement is listed in Section 7.8 of the RMT Partner Disclosure Letter, and each such RMT Partner Plan which has received a favorable determination letter from the IRS National Office has been separately identified. True and complete copies of each of the material RMT Partner Plans (or, if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to Remainco on or prior to the date of this Agreement.

(b) All RMT Partner Plans are in compliance with applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to result in any liability that is material to RMT Partner and its Subsidiaries, taken as a whole.

(c) Each RMT Partner Plan other than any RMT Partner Non-U.S. Benefit Plan (collectively, the “RMT Partner U.S. Benefit Plans”), which is subject to ERISA (a “RMT Partner ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “RMT Partner Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of RMT Partner, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under an RMT Partner U.S. Benefit Plan has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and RMT Partner is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, neither RMT Partner nor any of its Subsidiaries has engaged in a transaction with respect to any RMT Partner ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, could subject RMT Partner or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither RMT Partner nor any of its Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by RMT Partner or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with RMT Partner under Section 4001 of ERISA or Section 414 of the Code (an “RMT Partner ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(e) No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.33 or 4043.66, has been required to be filed for any RMT Partner Pension Plan or by any RMT Partner ERISA Affiliate within the 12-month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(f) Each Multiemployer Plan maintained, sponsored or contributed to by RMT Partner or any RMT Partner ERISA Affiliate (an “RMT Partner Multiemployer Plan”), as of the date of this Agreement, is listed in Section 7.8(f) of the RMT Partner Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been provided or made available to Remainco on or prior to the date of this Agreement. With respect to any RMT Partner Multiemployer Plan, (i) neither RMT Partner nor any RMT Partner ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not reasonably be likely to have an RMT Partner Material Adverse Effect.

(g) All contributions required to be made by RMT Partner or its Subsidiaries under each RMT Partner Plan and each RMT Partner Multiemployer Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each RMT Partner Plan and RMT Partner Multiemployer Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference into the RMT Partner Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(h) Neither any RMT Partner Pension Plan nor any single-employer plan of an RMT Partner ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and no RMT Partner ERISA Affiliate has an outstanding funding waiver. Neither any RMT Partner Pension Plan nor any single-employer plan of an RMT Partner ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any RMT Partner Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither RMT Partner nor any of its Subsidiaries has provided, or is required to provide, security to any RMT Partner Pension Plan or to any single-employer plan of an RMT Partner ERISA Affiliate pursuant to Section 401(a)(29) of the Code. With respect to any RMT Partner Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by RMT Partner or any of its Subsidiaries and (3) the PBGC has not instituted proceedings to terminate any such RMT Partner Pension Plan.

(i) Under each RMT Partner Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such RMT Partner Pension Plan’s most recent actuarial valuation), did not materially exceed the then current value of the assets of such RMT Partner Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such RMT Partner Pension Plan since the last day of the most recent plan year.

(j) As of the date of this Agreement, there is no pending or, to the Knowledge of RMT Partner, threatened litigation relating to the RMT Partner Plans, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(k) Neither RMT Partner nor any of its Subsidiaries has any obligation for material retiree health or life benefits under any of the RMT Partner ERISA Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA.

(l) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (A) cause any employees of RMT Partner or any of its Subsidiaries to become eligible for any increase in severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the RMT Partner Plans, (C) limit or restrict the right of RMT Partner or, after the consummation of the Transactions, Remainco to merge, amend or terminate any of the RMT Partner Plans or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m) Each RMT Partner Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (i) has been operated and administered in good faith compliance with Section 409A of the Code since July 1, 2018 and (ii) has been operated and administered in documentary compliance with Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder since July 1, 2018, in each case, except as would not be reasonably likely to result in any liability that is material to RMT Partner and its Subsidiaries, taken as a whole.

(n) Neither RMT Partner nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Sections 409A, 280G or 4999 of the Code.

(o) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions, and (B) have no liability by reason of an individual who performs or performed services for RMT Partner or any of the Subsidiaries in any capacity being improperly excluded from participating in an RMT Partner Plan and (ii) to the Knowledge of RMT Partner, each of the employees of RMT Partner and its Subsidiaries has been properly classified by RMT Partner and its Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(p) As of the date of this Agreement, except as would not result in any material liability to RMT Partner and its Subsidiaries, taken as a whole, (i) neither RMT Partner nor any of its Subsidiaries is a party to or otherwise bound by work rules or a Collective Bargaining Agreement, (ii) nor is RMT Partner or any of its Subsidiaries the subject of any proceeding asserting that RMT Partner or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel RMT Partner to bargain with any labor union or labor organization, (iii) nor is there pending or, to the Knowledge of RMT Partner, threatened, nor has there been since July 1, 2018 and prior to the date of this Agreement, any labor strike, walkout, work stoppage, slowdown or lockout affecting RMT Partner Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slowdown or lockout affecting RMT Partner Employees, except as would not reasonably be likely to have, individually or in the aggregate, an RMT Partner Material Adverse Effect. Except as would not result in any material liability to RMT Partner and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the employees of RMT Partner or any of its Subsidiaries is represented by a labor union, and, to the Knowledge of RMT Partner, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of RMT Partner or any of its Subsidiaries.

(q) RMT Partner is, and has been since July 1, 2018, in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, disability, human rights, fair labor standards, pay equity, civil rights, safety and health, plant closures and layoffs, notification under WARN, wrongful discharge and workers’ compensation, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. RMT Partner does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 7.9 Compliance with Laws, Licenses.

(a) The businesses of each of RMT Partner and its Subsidiaries since July 1, 2018, have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, there is no proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation pending or threatened by the FCC or any other Governmental Entity with respect to RMT Partner or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries possess each License necessary to conduct their respective businesses.

(b) For each RMT Partner Communications License, Section 7.9(b) of the RMT Partner Disclosure Letter shows the issuance and expiration dates, the name of the Person holding such RMT Partner Communications License and the services authorized to be provided with such License. Each Person holding an RMT Partner Communications License is in compliance with the RMT Partner Communications Licenses and the rules and regulations of the Governmental Entities issuing such RMT Partner Communications Licenses, except for failures to comply that are, individually and in the aggregate, not material to RMT Partner and its Subsidiaries, taken as a whole. There is not pending or, to the Knowledge of RMT Partner, threatened before the FCC or a Foreign Regulator or any other Governmental Entity, any material proceeding, notice of violation, order of forfeiture, inquiry, administrative action, complaint or investigation (A) against RMT Partner or any of its Subsidiaries, (B) relating to any of the RMT Partner Communications Licenses, including any such proceeding, notice, order, inquiry, action, complaint or investigation reasonably likely to result in the revocation, suspension, cancellation, rescission or modification of any material RMT Partner Communications License or other impairment in any material respect of the operation of RMT Partner’s and its Subsidiaries’ business as it is conducted as of the date of this Agreement, except (x) proceedings to amend the Communications Laws not directed at RMT Partner or its Subsidiaries or (y) proceedings of general applicability to the broadcasting or audio-visual media services industries or (C) that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

(c) Section 7.9(c) of the RMT Partner Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of, to the Knowledge of RMT Partner (i) all pending applications for Licenses by RMT Partner or any of its Subsidiaries that, if issued or granted, would be RMT Partner Communications Licenses, (ii) all pending applications by RMT Partner or any of its Subsidiaries for material modification, extension or renewal of any RMT Partner Communications Licenses, or material waiver of any condition thereto, except for any modification, extension, renewal or waiver in the Ordinary Course, (iii) any agreements to acquire a License that, upon acquisition by RMT Partner of one of its Subsidiaries, would become a RMT Partner Communications License and (iv) any agreements to acquire a Person to which a License has been issued or granted which upon the consummation of such acquisition would become a RMT Partner Communications License.

(d) Except for restrictions or conditions that appear on the face of the RMT Partner Communications Licenses, and except for restrictions or conditions that pertain to the FCC Licenses under generally applicable rules of the FCC, to the Knowledge of RMT Partner, no RMT Partner Communications License held by RMT Partner or any of its Subsidiaries is subject to any restriction or condition which would limit in any material respect the operation of RMT Partner’s and its Subsidiaries’ business as it is conducted as of the date of this Agreement.

(e) RMT Partner, its Subsidiaries and, to the Knowledge of RMT Partner, their respective officers, directors, employees and agents are in compliance in all material respects with and since July 1, 2018, have complied in all material respects with: (i) the provisions of the FCPA applicable to RMT Partner, its Subsidiaries and such officers, directors, employees and agents; and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which RMT Partner and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving RMT Partner or any of its Subsidiaries. Since July 1, 2018, RMT Partner, its Subsidiaries and, to the Knowledge of RMT Partner, their respective officers, directors, employees and agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(f) RMT Partner and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which RMT Partner and its Subsidiaries operate.

(g) Neither RMT Partner nor any of its Subsidiaries, nor, to the Knowledge of RMT Partner, any director, manager or employee of RMT Partner or any of its Subsidiaries (in his or her capacity as a director, manager or employee of RMT Partner or any of its Subsidiaries), are, and, since July 1, 2018, have been, subject to any pending, or, to the Knowledge of RMT Partner, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving RMT Partner or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(h) Without limiting the generality of the foregoing, each of RMT Partner and its Subsidiaries, since July 1, 2018, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. RMT Partner and its Subsidiaries also have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which RMT Partner and its Subsidiaries operate or are otherwise subject to jurisdiction.

(i) Neither RMT Partner nor any of its Subsidiaries, nor, to the Knowledge of RMT Partner, any director, manager or employee of RMT Partner or any of its Subsidiaries (in his or her capacity as a director, manager or employee of RMT Partner or any of its Subsidiaries), are, and since July 1, 2018, have been, subject to any actual, pending or, to the Knowledge of RMT Partner, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving RMT Partner or any of its Subsidiaries relating to the Export and Sanctions Regulations.

(j) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 7.10 Certain Contracts.

(a) Section 7.10(a) of the RMT Partner Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either RMT Partner or any of its Subsidiaries is a party or bound, other than Contracts solely among RMT Partner and its wholly owned Subsidiaries (each such Contract required to be listed on Section 7.10(a) of the Spinco Disclosure Letter, an “RMT Partner Material Contract”), which:

(i) provides that any of them will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon any of the Spinco Entities;

(ii) purports to limit in any material respect either the type of business in which RMT Partner or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon any of the Spinco Entities;

(iii) requires RMT Partner or its Affiliates (or, after the Effective Time, the Spinco Entities) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $175,000,000 or more (other than any licenses or other Contracts related to film, television or game production or distribution, film financing or theme parks entered into in the Ordinary Course);

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of RMT Partner’s investment in which exceeds $175,000,000, other than (A) partnerships or joint ventures formed by film, television and game production entities or (B) film financing partnerships or contractual arrangements for film financing treated as partnerships for Tax purposes, in each case in the Ordinary Course;

(v) is a Contract for the lease of real or personal property providing for annual payments of $20,000,000 or more;

(vi) contains a put, call or similar right pursuant to which RMT Partner or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which exceeds, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would exceed, $80,000,000;

(vii) could by their terms require the disposition or loss of any material assets, properties (including Intellectual Property) or lines of business, or loss of any material privileges of RMT Partner or its Subsidiaries (including, after the Effective Time, the Spinco Entities) as a result of the Transactions;

(viii) with Affiliates of RMT Partner (other than RMT Partner and its Subsidiaries) other than (1) any Company Plan and (2) those Contracts entered into on arms’-length terms;

(ix) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (ix) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $210,000,000 in any year;

provided that, notwithstanding the foregoing, RMT Partner Material Contracts shall not include any Affiliation Agreements or Contracts for the licensing, acquisition, production or development of content or video programming.

(b) Each of the RMT Partner Material Contracts, and each Contract entered into after the date hereof that would have been an RMT Partner Material Contract if entered into prior to the date hereof (each, an “RMT Partner Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on RMT Partner or its Subsidiaries, as the case may be, and, to the Knowledge of RMT Partner, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Neither RMT Partner nor any of its Subsidiaries nor, to the Knowledge of RMT Partner, any other party is in breach of or in default under any RMT Partner Material Contract or RMT Partner Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by RMT Partner or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, as of the date of this Agreement, neither RMT Partner nor any of its Subsidiaries has received written notice alleging a breach of or default under any RMT Partner Material Contract.

Section 7.11 Takeover Statutes. Except for Section 203 of the DGCL, in respect of which the RMT Partner Board has taken the action described in Section 7.3, no Takeover Statute or any anti-takeover provision in the Organizational Documents of RMT Partner is applicable to RMT Partner, the Pre-Closing RMT Partner Capital Stock or the Transactions.

Section 7.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a RMT Partner Material Adverse Effect: (a) each of RMT Partner and its Subsidiaries has since July 1, 2018 been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by RMT Partner or any of its Subsidiaries (including soils, groundwater and surface water), and, to the Knowledge of RMT Partner, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in RMT Partner or any of its Subsidiaries incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) neither RMT Partner nor any of its Subsidiaries is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in RMT Partner or any Subsidiary incurring liability under any applicable Environmental Law, (d) neither RMT Partner nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that RMT Partner or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law, (e) neither RMT Partner nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of RMT Partner, there are no other environmental conditions involving RMT Partner or any of its Subsidiaries that would reasonably be likely to result in a liability to RMT Partner or any of its Subsidiaries pursuant to any Environmental Law.

Section 7.13 Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, an RMT Partner Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to RMT Partner and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes of or with respect to RMT Partner and its Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate accruals or reserves therefor in accordance with GAAP have been provided on the books of RMT Partner and its Subsidiaries.

(b) All Taxes required to be withheld by RMT Partner or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Taxing authority.

(c) No deficiency or other assessment or adjustment for any Taxes has been asserted or assessed by any Taxing authority in writing against RMT Partner or any of its Subsidiaries (or, to the Knowledge of RMT Partner, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Taxing authority is pending or ongoing (or, to the Knowledge of RMT Partner, has been threatened or proposed) with respect to any Taxes due from RMT Partner or any of its Subsidiaries.

(d) Neither RMT Partner nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) Neither RMT Partner nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or foreign Tax Law).

(f) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded) upon the assets of RMT Partner or any of its Subsidiaries.

(g) Neither RMT Partner nor any of its Subsidiaries (A) is, or since July 1, 2018 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is RMT Partner or any of its Subsidiaries), (B) has any liability for the Taxes of any Person (other than RMT Partner or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by operation of Law or by Contract (other than customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes) or (C) is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes, and (iii) Contracts solely between or among RMT Partner or one or more of its Subsidiaries.

(h) No Taxing authority has notified RMT Partner or any of its Subsidiaries in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(j) As of the date hereof, RMT Partner is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment or (ii) RMT Partner from delivering the RMT Partner Tax Representation Letters at the applicable time set forth in Section 8.14(d).

(k) Neither RMT Partner nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, open transaction disposition or intercompany transaction made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law), (v) an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Tax Law) or (vi) a ruling received from any Taxing authority on or prior to the Closing Date. Neither RMT Partner nor any of its Subsidiaries has made an election under Section 965(h) of the Code for which it has outstanding liability or will have liability after the Closing.

(l) RMT Partner is not and has not been, in the five-year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 7.14 Intellectual Property.

(a) All material Registered IP owned by RMT Partner or any of its Subsidiaries is subsisting, and, except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole, in the jurisdiction(s) where such Registered IP is issued or registered, to the Knowledge of RMT Partner, any such issued Registered IP is valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries own, or have sufficient rights to use, all RMT Partner IP, and (ii) such ownership or other rights shall survive the consummation of the Transactions unchanged.

(c) To the Knowledge of RMT Partner, RMT Partner and its Subsidiaries have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party (except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole), and, except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, to the Knowledge of RMT Partner, no third party is infringing, misappropriating or otherwise violating any RMT Partner IP owned by or licensed to RMT Partner or any of its Subsidiaries. There are no pending, or, to the Knowledge of RMT Partner, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of RMT Partner or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that RMT Partner and its Subsidiaries have defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any RMT Partner Program, in each case of clauses (i), (ii) and (iii), that would reasonably be likely to have a materially adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner and its Subsidiaries, taken as a whole, RMT Partner and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of RMT Partner and its Subsidiaries and (ii) the confidentiality of the Trade Secrets owned by RMT Partner and its Subsidiaries. Except as would not reasonably be likely to have an RMT Partner Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of RMT Partner or any of its Subsidiaries (including any such information of any other Person disclosed in confidence to RMT Partner or any of its Subsidiaries) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to RMT Partner or any of its Subsidiaries.

(e) Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect: (i) the Information Technology used in RMT Partner’s and any of its Subsidiaries’ businesses operates and performs in all respects as required to permit RMT Partner and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) such Information Technology has not malfunctioned or failed since the Applicable Date and (iii) to the Knowledge of RMT Partner, since the Applicable Date, no Person has gained unauthorized access to the Information Technology of RMT Partner or any of its Subsidiaries in a manner that has resulted or would reasonably be likely to result in liability to RMT Partner or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect, to the Knowledge of RMT Partner, none of the software owned by RMT Partner or any of its Subsidiaries contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires either of RMT Partner or any of its Subsidiaries to do any of the following: (A) disclose or distribute the software owned by RMT Partner or any of its Subsidiaries in source code form; (B) authorize a licensee of the software owned by either RMT Partner or any of its Subsidiaries to make derivative works of such software owned by the same; or (C) distribute the software owned by either RMT Partner or any of its Subsidiaries at no cost to the recipient.

(f) Except as would not reasonably be likely to have a material adverse impact on the business or operations of RMT Partner or any of its Subsidiaries, (i) RMT Partner and its Subsidiaries have implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which RMT Partner and its Subsidiaries operate in each applicable jurisdiction in which they do business, (ii) RMT Partner and its

Subsidiaries are in compliance with applicable Laws and Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (iii) to the Knowledge of RMT Partner, there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in RMT Partner’s or any of its Subsidiaries’ possession. To the Knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries has received any notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by RMT Partner or any of its Subsidiaries.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have an RMT Partner Material Adverse Effect, each of RMT Partner and any of its Subsidiaries (i) stores and maintains in a commercially reasonable manner (A) each of the RMT Partner Library Pictures and (B) the RMT Partner Library Tangible Assets, in each case, in accordance with standard industry practices, and (ii) has the right to Exploit such RMT Partner Library Pictures and RMT Partner Library Tangible Assets in the ordinary course of business consistent with past practice.

(h) It is the standard policy of RMT Partner and its Subsidiaries that each employee and consultant of RMT Partner or any of its Subsidiaries who contributes to the production or development of any material RMT Partner IP owned or purported to be owned by RMT Partner or any of its Subsidiaries, executes a written agreement with an assignment of inventions and rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to RMT Partner or any of its Subsidiaries by operation of law.

Section 7.15 Insurance. The insurance policies held by RMT Partner and its Subsidiaries provide adequate coverage for all normal risks incident to the business of RMT Partner and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid in all material respects and none of RMT Partner or its Subsidiaries is in default with respect to any obligations under such policies in any material respect. None of RMT Partner or its Subsidiaries has received any notice of cancellation or termination with respect to any such policies, except for cancellations or termination that would not, individually or in the aggregate, reasonably be likely to have an RMT Partner Material Adverse Effect.

Section 7.16 Related-Party Transactions. To the Knowledge of RMT Partner, no stockholder of RMT Partner or any of its Subsidiaries or Affiliate thereof (other than RMT Partner and its Subsidiaries), no present or former director, executive officer, stockholder, partner, member or Affiliate of RMT Partner or any of its Subsidiaries or any of such Person’s Affiliates or immediate family members, is party to any Contract with or binding upon RMT Partner or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve months, in each case that is of a type that would be required to be disclosed in the RMT Partner Reports pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except for the

Voting Agreements and the Consent Agreement, none of the Significant Stockholders are party to any agreement binding on RMT Partner or any of its Subsidiaries with respect to the Transactions or that would be binding on RMT Partner following the Transactions, whether or not of a type that would be required to be disclosed in the RMT Partner Reports pursuant to Item 404 of Regulation S-K.

Section 7.17 RMT Partner Real Property.

(a) Section 7.17(a) of the RMT Partner Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all RMT Partner Owned Real Property with a market value in excess of $40,000,000 (the “Material RMT Partner Owned Real Properties”). RMT Partner or one of its Subsidiaries has good and marketable fee simple title to the Material RMT Partner Owned Real Properties, free and clear of all Liens other than RMT Partner Permitted Encumbrances. With respect to such Material RMT Partner Owned Real Properties, (i) neither RMT Partner not any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Material RMT Partner Owned Real Properties or any portion thereof, in each case, which involved consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 in any future calendar year and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Material RMT Partner Owned Real Properties or any material portion thereof or interest therein.

(b) Section 7.17(b) of the RMT Partner Disclosure Letter sets forth as of the date hereof a true, correct and complete list of all RMT Partner Leased Real Properties for which RMT Partner or any of its Subsidiaries made annual payments of $20,000,000 or more in 2020 (the “Material RMT Partner Leased Real Properties”). RMT Partner or one of its Subsidiaries has good and valid leasehold estate in and to the Material RMT Partner Leased Real Properties, free and clear of all Liens other than RMT Partner Permitted Encumbrances. With respect to each RMT Partner Lease with respect to the Material RMT Partner Leased Real Properties: (i) neither RMT Partner nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Material RMT Partner Leased Real Property or any portion thereof, in each case, which involved consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during the calendar year ended December 31, 2020, or which is reasonably expected to involve consideration or payments by or to RMT Partner or any of its Subsidiaries in excess of $20,000,000 during any future calendar year and (ii) neither RMT Partner nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such RMT Partner Lease or any interest therein. Neither RMT Partner nor any of its Subsidiaries is in material breach of or material default under the terms of any RMT Partner Lease with respect to the Material RMT Partner Leased Real Properties. To the Knowledge of RMT Partner, as of the date hereof, no other party to any RMT Partner Lease with respect to a Material RMT Partner Leased Real Property is in material breach of or in material default under the terms of such RMT Partner Lease.

(c) No condemnation or eminent domain proceeding is pending or, to the Knowledge of RMT Partner, threatened, which could reasonably be expected to preclude or impair the use of any RMT Partner Owned Real Property by RMT Partner or any of its Subsidiaries.

Section 7.18 Financial Advisor Opinions. The RMT Partner Board has received the separate opinions of Allen & Company LLC and J.P. Morgan Securities LLC to the effect that, as of the date of such opinions and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to RMT Partner.

Section 7.19 Brokers and Finders. RMT Partner has not employed any broker, finder or investment banker or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that RMT Partner has engaged Allen & Company LLC and J.P, Morgan Securities LLC as RMT Partner’s financial advisors and the RMT Partner Independent Committee has engaged Perella Weinberg Partners LP as the RMT Partner Independent Committee’s financial advisor.

Section 7.20 Information To Be Supplied. The information supplied or to be supplied by RMT Partner or any of its Subsidiaries for inclusion in the Securities Filings will not, on the date of filing of the applicable Securities Filing or, in the case of the Distribution Registration Statement or the RMT Partner Registration Statement, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the dates the Proxy Statement is mailed to the stockholders of RMT Partner, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 7.21 No Other Representations and Warranties. Except for the representations and warranties made by RMT Partner in this ARTICLE VII, none of RMT Partner, Merger Sub or any other Person makes any express or implied representation or warranty with respect to RMT Partner, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of RMT Partner and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of RMT Partner, Merger Sub or any other Person makes or has made any representation or warranty to Remainco or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to RMT Partner, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by RMT Partner or Merger Sub in this ARTICLE VII, written information made available to Remainco, Spinco or any of their respective Affiliates or Representatives in the course of their evaluation of RMT Partner, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VIII

COVENANTS

Section 8.1 Interim Operations.

(a) Interim Operations of Remainco and Spinco. During the period from the date of this Agreement until the Effective Time, solely with respect to Spinco, the Spinco Subsidiaries and the Spinco Business (and, for the avoidance of doubt, excluding the Remainco

Business, Remainco Transferred Assets and Remainco Assumed Liabilities) and except as otherwise expressly (A) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including, subject to the Parties’ obligations with respect thereto in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by RMT Partner or (D) set forth in Section 8.1(a) of the Spinco Disclosure Letter, Remainco covenants and agrees as to itself and the Spinco Entities that Remainco shall use its reasonable best efforts (to the extent practicable based on its Voting and Procurement Rights) to conduct the Spinco Business in the Ordinary Course and, to the extent consistent therewith, (x) use its reasonable best efforts to preserve the Spinco Business’ business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers), (y) use its reasonable best efforts to keep available the services of Spinco Employees and agents of the Spinco Business and (z) in furtherance of the foregoing, not to and shall cause its Subsidiaries not to:

(i) (A) amend the certificate of incorporation or bylaws of any Significant Spinco Subsidiary that is wholly owned by Remainco (other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock in connection with the Distribution and any other immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to RMT Partner’s stockholders) or (B) split, combine, subdivide or reclassify the outstanding shares of capital stock, voting securities or other equity interests of any Significant Spinco Subsidiary (except for any such transaction by a Spinco Entity which remains a direct or indirect wholly owned Subsidiary of Remainco after consummation of such transaction);

(ii) merge or consolidate any Spinco Entity with any other Person, or restructure, reorganize or completely or partially liquidate any Spinco Entity;

(iii) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Tax Treatment;

(iv) except as set forth in any Remainco Plan, Spinco Plan or Collective Bargaining Agreement in effect as of the date hereof or as otherwise required by applicable Law, (A) with respect to each Spinco Employee who is not a Senior Executive, (1) change the compensation or benefits payable to such Spinco Employee other than in the Ordinary Course (provided that Remainco and RMT Partner shall mutually coordinate in good faith on the granting of transaction bonuses that are paid based on Closing and severance benefits to be provided on or after Closing), or (2) hire, promote or terminate the employment of such Spinco Employee other than in the Ordinary Course, and (B) with respect to each Spinco Employee who is a Senior Executive, (1) change the compensation or benefits payable to such Senior Executive other than (x) changes to Remainco Plans or Spinco Plans that apply generally and are not targeted at such Senior Executives and (y) to the extent Remainco or its Affiliates (other than Spinco and the Spinco Subsidiaries) retain responsibility for such amounts after Closing, (2) hire or promote such Senior

Executive other than to fill vacancies in the Ordinary Course or (3) terminate the employment of such Senior Executive other than terminations of employment for cause; provided that in the case of both (A) and (B) with respect to any Spinco Employee, Remainco shall (I) grant equity compensation awards in the Ordinary Course between the date hereof and Closing, and shall not delay such grants until after Closing, (II) not grant stock options, performance shares or performance restricted stock units between the date hereof and Closing and (III) not grant cash awards in lieu of equity awards between the date hereof and Closing;

(v) incur any Indebtedness, except (A) the Financing, (B) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, within the nine-month period following such incurrence of Indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to the Spinco Business, taken as a whole, than the Indebtedness being replaced, (C) inter-company Indebtedness among the Spinco Entities (other than the Spinco JVs), (D) commercial paper issued in the Ordinary Course, (E) (i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course, (F) hedging in compliance with the hedging strategy of the Spinco Business as of the date of this Agreement in the Ordinary Course and not for speculative purposes; provided that (x) the Spinco Entities shall use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency risk and (y) the Spinco Entities shall not be permitted to hedge any risks associated with the Financing without the prior written consent of the RMT Partner and (G) Indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(vi) (A) make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of 125% of the annual amounts of the capital expenditures in the budget set forth in Section 8.1(a)(vi) of the Spinco Disclosure Letter other than (x) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $100,000,000) or (y) in the Ordinary Course or (B) fail to make, on an annualized basis, at least 90% of the annual amounts of the capital expenditures in the budget set forth in Section 8.1(a)(vi) of the Spinco Disclosure Letter;

(vii) (A) other than in the Ordinary Course, make or commit to make any marketing expenditures, on an annualized basis, in the aggregate, in excess of 110% of the annual amounts of the marketing expenditures in the budget set forth in Section 8.1(a)(vii) of the Spinco Disclosure Letter or (B) fail to make, on an annualized basis, at least 90% of the annual amounts of the marketing expenditures in the budget set forth in Section 8.1(a)(vii) of the Spinco Disclosure Letter;

(viii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Intellectual Property owned by the Spinco Entities, other than (A) in the Ordinary Course, (B) in the case of a license of Intellectual Property, involving payments that do not exceed $200,000,000 per license or (C) in the case of a sale of Intellectual Property, Intellectual Property with a fair market value that does not exceed $75,000,000 in the aggregate in any year (other than transactions among the Spinco Entities).

(ix) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Spinco Assets (including capital stock of any Spinco Entities but not including any Intellectual Property, which is governed by Section 8.1(a)(viii)) with a fair market value in excess of $100,000,000 individually, other than transactions among Spinco Entities;

(x) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of capital stock of any of the Spinco Entities or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except by a wholly owned Spinco Entity to any other wholly owned Spinco Entity;

(xi) spend or commit to spend in excess of (A) $200,000,000 if the transaction is not in the Ordinary Course or (B) more than $500,000,000 in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that the Spinco Entities shall not enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the consummation of the Transactions;

(xii) (A) other than in the Ordinary Course, spend or commit to spend on programming and production expenditures, in the aggregate, in excess of 110% of the annual amounts contemplated in the budget set forth on Section 8.1(a)(xi) of the Spinco Disclosure Letter or (B) fail to spend or commit to spend at least 90% of the annual amounts in respect of programming and production expenditures contemplated in the budget set forth on Section 8.1(a)(xi) of the Spinco Disclosure Letter;

(xiii) make any material change with respect to the financial accounting policies or procedures of the Spinco Entities, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xiv) except as required by applicable Law or in the Ordinary Course, (A) change or rescind any Tax election that is material to the Spinco Business, taken as a whole, or take any position that is material to the Spinco Business, taken as a whole, on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (B) change any method of Tax accounting, which change is material to the Spinco Business, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to the Spinco Business, taken as a whole, (D) settle or resolve any Tax controversy that is material to the Spinco Business, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to the Spinco Business, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to the Spinco Business, taken as a whole;

(xv) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of the Spinco Business as of the date of this Agreement (provided that such entry would not require the receipt or transfer of any License that would constitute a Spinco Communications License if issued or granted prior to the date hereof and would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xvi) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to a wholly owned Spinco Entity) in excess of $25,000,000 if the transaction is not in the Ordinary Course and $200,000,000 in any event, other than loans, advances or capital contributions to, or investments in, any Person incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(xvii) (A) amend or modify in any material respect or terminate any Spinco Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to Spinco and the Spinco Subsidiaries in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Spinco Material Contract, or (B) enter into any Contract that would have been a Spinco Material Contract of the type described in Section 6.11(a) had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Spinco Business than, either a Contract it is replacing or a standard form of such Spinco Material Contract; provided that for the avoidance of doubt, this Section 8.1(a)(xvii) shall not prohibit or restrict any Remainco Plans or Spinco Plans;

(xviii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $25,000,000 individually or $100,000,000 in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Spinco Business or any Spinco Entities or (B) relating to Taxes (which shall be governed by Section 8.1(a)(xiv));

(xix) enter into any Collective Bargaining Agreement, other than renewals of any Collective Bargaining Agreements in the Ordinary Course;

(xx) enter into any Contract that obligates RMT Partner or any of its Subsidiaries (excluding the Spinco Entities) to grant licenses to any Intellectual Property as a result of being an Affiliate of Spinco;

(xxi) other than in the Ordinary Course, enter into, amend, renew, terminate or otherwise alter or modify any Contract for, or relating to, the licensing, distribution or creation of sports content with respect to which the Spinco Business is expected to make or receive annual payments in excess of $250,000,000; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Interim Operations of RMT Partner. During the period from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including, subject to the Parties’ obligations with respect thereto in the Tax Matters Agreement and other Transaction Documents, with respect to any actions taken to effect the Separation and the Distribution), (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Remainco or (D) set forth in Section 8.1(b) of the RMT Partner Disclosure Letter, RMT Partner covenants and agrees as to itself and its Subsidiaries that RMT Partner shall use its reasonable best efforts (to the extent practicable based on its Voting and Procurement Rights) to conduct the business of it and its Subsidiaries in the Ordinary Course and, to the extent consistent therewith, (x) use its reasonable best efforts to preserve its and its Subsidiaries’ business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them (including material content providers, studios, authors, producers, directors, actors, performers, guilds, announcers and advertisers), (y) use its reasonable best efforts to keep available the services of it and its Subsidiaries’ present employees and agents and (z) in furtherance of the foregoing, not to and shall cause its Subsidiaries not to:

(i) (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than any immaterial amendments to any such documents that do not impact in any respect the economic benefits of the Merger of the other Transactions to Spinco’s stockholders), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock, voting securities or other equity interests (except for any such transaction by a wholly owned Subsidiary of RMT Partner which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock, voting securities or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of RMT Partner to another direct or indirect wholly owned Subsidiary of RMT Partner or to RMT Partner), (D) enter into any agreement with respect to the voting of its capital stock, voting securities or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock, voting securities or other equity interests or any securities or obligations convertible or exchangeable into or exercisable for any shares of its capital stock, voting securities or other equity interests (other than (1) pursuant to the cashless exercise of RMT Partner Options or the forfeiture of, or withholding of Taxes with respect to, RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units and RMT Partner Performance Restricted Stock Units in connection with any taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable RMT Partner Stock Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of capital stock, voting securities or other equity interests of any wholly owned Subsidiary of RMT Partner by RMT Partner or any other wholly owned Subsidiary of RMT Partner);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Subsidiaries of RMT Partner that would not prevent, materially delay or materially impair the Transactions);

(iii) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other Transactions from qualifying for the Intended Tax Treatment;

(iv) except as set forth in any RMT Partner Plan or Collective Bargaining Agreement in effect as of the date hereof or as otherwise required by applicable Law, (A) with respect to each RMT Partner Employee who is not a Senior Executive, (1) change the compensation or benefits payable to such RMT Partner Employee other than in the Ordinary Course (provided that Remainco and RMT Partner shall mutually coordinate in good faith on the granting of transaction bonuses that are paid based on Closing and severance benefits to be provided on or after Closing) or (2) hire, promote or terminate the employment of such RMT Partner Employee other than in the Ordinary Course, and (B) with respect to each RMT Partner Employee who is a Senior Executive, (1) change the compensation or benefits payable to such Senior Executive other than changes to RMT Partner Plans that apply generally and are not targeted at such Senior Executives, (2) hire or promote such Senior Executive other than to fill vacancies in the Ordinary Course or (3) terminate the employment of such Senior Executive other than terminations of employment for cause; provided that in the case of both (A) and (B) with respect to any RMT Partner Employee, RMT Partner shall (I) grant equity compensation awards in the Ordinary Course between the date hereof and Closing, (II) not grant stock options, performance shares or RMT Partner Performance Restricted Stock Units between the date hereof and Closing (other than RMT Partner Performance Restricted Stock Units granted to the CEO of RMT Partner which do not flex above 100% of target) and (III) not grant cash awards in lieu of equity awards between the date hereof and Closing;

(v) incur any Indebtedness, except (A) in the Ordinary Course in a principal amount not to exceed $110,000,000 in the aggregate at any time outstanding and on prevailing market terms or on terms substantially consistent with or more beneficial to RMT Partner and its Subsidiaries, taken as a whole, than existing Indebtedness, (B) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, within the 12-month period following such incurrence of Indebtedness on then prevailing market terms or on terms substantially consistent with or more beneficial to RMT Partner and its Subsidiaries, taken as a whole, than the Indebtedness being replaced, (C) inter-company Indebtedness among RMT Partner and its wholly owned Subsidiaries, (D) commercial paper issued in the Ordinary Course, (E) (i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course, (F) hedging in compliance with the hedging strategy of RMT Partner as of the date of this Agreement in the Ordinary Course and not for speculative purposes; provided that RMT Partner and its Subsidiaries shall use commercially reasonable efforts to mitigate any material increase in their respective aggregate exposure to currency risk and (G) Indebtedness incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(vi) make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $90,000,000) or (B) in the Ordinary Course;

(vii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Intellectual Property owned by the RMT Partner and its Subsidiaries other than (A) in the Ordinary Course, (B) in the case of a license of Intellectual Property, involving payments that do not exceed $120,000,000 per license or (C) in the case of a sale of Intellectual Property, Intellectual Property with a fair market value that does not exceed $75,000,000 individually (other than transactions among RMT Partner and its Subsidiaries).

(viii) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property, which is governed by Section 8.1(b)(vii)) with a fair market value in excess of $50,000,000 individually, other than transactions among RMT Partner and its Subsidiaries;

(ix) issue, deliver, sell, grant, transfer or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any shares of Pre-Closing RMT Partner Capital Stock issued pursuant to RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units and RMT Partner Performance Restricted Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the RMT Partner Stock Plans, (B) for any profit participation rights relating to programs granted in the Ordinary Course or (C) by wholly owned Subsidiaries to RMT Partner or to any other wholly owned Subsidiary of RMT Partner;

(x) other than in the Ordinary Course, other than capital expenditures made in accordance with Section 8.1(b)(vi), spend or commit to spend in excess of (A) $90,000,000 or (B) more than $210,000,000 in the aggregate in any year, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither RMT Partner nor any of its Subsidiaries shall enter into any such transaction that would, or would reasonably be likely to, prevent, materially delay or materially impair the consummation of the Transactions;

(xi) other than in the Ordinary Course, spend or commit to spend on purchases and licensing of film and television programming from third parties or video game production in excess of $250,000,000 individually or $500,000,000 in the aggregate;

(xii) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xiii) except as required by applicable Law or in the Ordinary Course, (A) change or rescind any Tax election that is material to RMT Partner and its Subsidiaries, taken as a whole, or take any position that is material to RMT Partner and its Subsidiaries, taken as a whole, on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (B) change any method of Tax accounting, which change is material to RMT Partner and its Subsidiaries, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole, (D) settle or resolve any Tax controversy that is material to RMT Partner and its Subsidiaries, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to RMT Partner and its Subsidiaries, taken as a whole;

(xiv) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of RMT Partner and its Subsidiaries as of the date of this Agreement (provided that such entry would not require the receipt or transfer of any License that would constitute an RMT Partner Communications License if issued or granted prior to the date hereof and would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xv) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to RMT Partner or any direct or indirect wholly owned Subsidiary of RMT Partner) in excess of $10,000,000 if the transaction is not in the Ordinary Course and $210,000,000 in any event, other than loans, advances or capital contributions to, or investments in, any Person incurred in connection with film, television or game production or distribution, film financing or theme parks in the Ordinary Course;

(xvi) (A) amend or modify in any material respect or terminate any RMT Partner Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to RMT Partner and its Subsidiaries in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any RMT Partner Material Contract, or (B) enter into any Contract that would have been an RMT Partner Material Contract of the type described in Section 7.10 had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to RMT Partner or its Subsidiaries than, either a Contract it is replacing or a standard form of such RMT Partner Material Contract; provided that for the avoidance of doubt, this Section 8.1(a)(xvii) shall not prohibit or restrict any RMT Partner Plans;

(xvii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $10,000,000 individually or $30,000,000 in the aggregate in any year; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of RMT Partner or its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 8.1(a)(iv)).

(xviii) enter into any Collective Bargaining Agreement, other than renewals of any Collective Bargaining Agreements in the Ordinary Course;

(xix) enter into any Contract that obligates any Spinco Entity to grant licenses to any Intellectual Property as a result of being an Affiliate of RMT Partner or any Subsidiary thereof;

(xx) waive or release any rights, claims or benefits under, or fail to timely enforce any terms of, the Consent Agreement, in each case in a manner that would be reasonably likely to delay, impair or prevent the consummation of the Transactions; or

(xxi) agree, authorize or commit to do any of the foregoing.

(c) Notwithstanding the foregoing, (i) in the event of any action taken by RMT Partner or any of its Subsidiaries that would reasonably be expected to be material to RMT Partner and its Subsidiaries (taken as a whole) in connection with the COVID-19 Changes from the date hereof until the Closing, RMT Partner shall consult with Remainco prior to taking such action to the extent reasonably practicable, or if the prior consultation with Remainco is not reasonably practicable due to an urgent need to respond to the COVID-19 Changes, provide notice to Remainco, as promptly as reasonably practicable, after taking any such action, and (ii) in the event of any action taken by Remainco or any of its Subsidiaries (including the Spinco Entities) that would reasonably be expected to be material to the Spinco Business (taken as a whole) in connection with the COVID-19 Changes from the date hereof until the Closing, Remainco shall consult with RMT Partner prior to taking such action to the extent reasonably practicable, or if the prior consultation with RMT Partner is not reasonably practicable due to an urgent need to respond to the COVID-19 Changes, provide notice to RMT Partner, as promptly as reasonably practicable, after taking any such action.

(d) Nothing contained in this Agreement shall give Remainco or RMT Partner, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 8.2 Spinco Acquisition Proposals.

(a) No Solicitation. Except as expressly permitted by this Section 8.2, from and after the date hereof, Remainco shall not, and none of its Subsidiaries nor any of the directors, officers or employees of it or its Subsidiaries shall, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Spinco Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

(iii) provide any information to any Person in connection with any Spinco Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to a Spinco Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make a Spinco Acquisition Proposal; or

(v) except as expressly permitted by, and after compliance with, Section 8.2(d)(ii) and termination pursuant to Section 10.3(a), enter into a Spinco Alternative Acquisition Agreement.

(b) Exceptions. Notwithstanding anything in this Section 8.2 to the contrary, if the Triggering Event occurs, then during the period beginning on the date the Triggering Event occurs and ending on the date the RMT Partner Stockholder Approval is obtained, in response to an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 8.2, Remainco may:

(i) provide information in response to a request therefor (including non-public information regarding Remainco and its Subsidiaries (including the Spinco Entities)) to the Person who made such Spinco Acquisition Proposal, provided that such information has previously been made available to, or is made available to, RMT Partner prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, Remainco receives from the Person making such Spinco Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on RMT Partner (it being understood that such confidentiality agreement need not prohibit the making or amending of a Spinco Acquisition Proposal to the extent such Spinco Acquisition Proposal is made directly to Remainco); provided, however, that if the Person making such Spinco Acquisition Proposal is a competitor of the Spinco Business, Remainco shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 8.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) participate in any discussions or negotiations with any such Person regarding such Spinco Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Remainco Board determines in good faith after consultation with Remainco’s financial advisor that based on the information then available such Spinco Acquisition Proposal either constitutes a Spinco Superior Proposal or would reasonably be expected to result in a Spinco Superior Proposal.

(c) Notice of Spinco Acquisition Proposals. Remainco shall promptly (and, in any event, within 24 hours) give notice to RMT Partner if (i) any proposals or offers with respect to a Spinco Acquisition Proposal are received by, (ii) any information is requested in connection with any Spinco Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Spinco Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep RMT Partner informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto).

(d) No Spinco Alternative Acquisition Agreement.

(i) Except as permitted by Section 8.2(d)(ii), Remainco agrees it shall not enter into, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 8.2(b)(i) entered into in compliance with Section 8.2(b)(i)) relating to any Spinco Acquisition Proposal (a “Spinco Alternative Acquisition Agreement”).

(ii) Notwithstanding anything in this Agreement to the contrary, if the Triggering Event occurs, then during the period beginning on the date the Triggering Event occurs and ending on the date on which the RMT Partner Stockholder Approval is obtained, Remainco may enter into a Spinco Alternative Acquisition Agreement if an unsolicited, bona fide written Spinco Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 8.2(a) is received by Remainco and Remainco’s board of directors determines in good faith, after consultation with Remainco’s financial advisor, that such Spinco Acquisition Proposal constitutes a Spinco Superior Proposal; provided, however, Remainco may not enter into a Spinco Alternative Acquisition Agreement or action to terminate this Agreement pursuant to Section 10.3(a) unless and until Remainco has given RMT Partner written notice of such action and the basis thereof five Business Days in advance, which notice shall set forth in writing that Remainco intends to consider whether to take such action, and comply in form, substance and delivery with the provisions of Section 8.2(c). After giving such notice and prior to taking such action to terminate the Agreement pursuant to Section 10.3(a), Remainco shall, and shall cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with RMT Partner (to the extent RMT Partner wishes to negotiate) to make such revisions to the terms of this Agreement as would not permit Remainco to take such action to terminate this Agreement pursuant to Section 10.3(a) in response thereto. At the end of the five Business Day period, prior to taking action to terminate this Agreement pursuant to Section 10.3(a), the Remainco board of directors shall take into account any changes to the terms of this Agreement proposed by RMT Partner in writing and any other information offered by RMT Partner in response to the notice, and shall have determined in good faith after consultation with its financial advisor that the Spinco Superior Proposal would continue to constitute a Spinco Superior Proposal. Any material amendment to any Spinco Acquisition Proposal will be deemed to be a new Spinco Acquisition Proposal for purposes of Section 8.2(c) and this Section 8.2(d)(ii), except that the advance written notice obligation set forth in this Section 8.2(d)(ii) shall be reduced to three Business Days.

(e) Existing Discussions. Remainco shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Spinco Acquisition Proposal or proposal that would reasonably be expected to lead to a Spinco Acquisition Proposal. Remainco shall promptly deliver a written notice to each such Person providing only that Remainco is ending all discussions and negotiations with such Person with respect to any Spinco Acquisition Proposal or proposal or transaction that would reasonably be expected to lead to a Spinco Acquisition Proposal, and informing such Persons of the obligations undertaken in this Section 8.2 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of a Spinco Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Spinco Business and any Spinco Entities heretofore furnished to such Person by or on behalf of Remainco or any of its Subsidiaries, as applicable. Remainco will promptly terminate all physical and electronic data access previously granted to such Persons.

Section 8.3 RMT Partner Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 8.3, RMT Partner shall not, and none of its Subsidiaries nor any of the directors, officers or employees of it or its Subsidiaries shall, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal;

(iii) provide any information to any Person in connection with any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an RMT Partner Acquisition Proposal; or

(v) except as expressly permitted by, and after compliance with, Section 8.3(d)(ii) and termination pursuant to Section 10.4(a), cause or permit RMT Partner to enter into an RMT Partner Alternative Acquisition Agreement.

(b) Exceptions. Notwithstanding anything in this Section 8.3 to the contrary, prior to the time, but not after, the RMT Partner Stockholder Approval is obtained, in response to an unsolicited, bona fide written RMT Partner Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 8.3, RMT Partner may:

(i) provide information in response to a request therefor (including non-public information regarding RMT Partner or any of its Subsidiaries) to the Person who made such RMT Partner Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Remainco prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information,

RMT Partner receives from the Person making such RMT Partner Acquisition Proposal an executed confidentiality agreement with terms that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on Remainco (it being understood that such confidentiality agreement need not prohibit the making or amending of an RMT Partner Acquisition Proposal to the extent such RMT Partner Acquisition Proposal is made directly to RMT Partner); provided, however, that if the Person making such RMT Partner Acquisition Proposal is a competitor of RMT Partner, RMT Partner shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 8.3(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) participate in any discussions or negotiations with any such Person regarding such RMT Partner Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the RMT Partner Board determines in good faith after consultation with RMT Partner’s outside legal counsel that (A) based on the information then available and after consultation with RMT Partner’s financial advisor that such RMT Partner Acquisition Proposal either constitutes a RMT Partner Superior Proposal or would reasonably be expected to result in a RMT Partner Superior Proposal and (B) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice of RMT Partner Acquisition Proposals. RMT Partner shall promptly (and, in any event, within 24 hours) give notice to Remainco if (i) any proposals or offers with respect to an RMT Partner Acquisition Proposal are received by, (ii) any information is requested in connection with any RMT Partner Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an RMT Partner Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Remainco informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any material amendments thereto).

(d) No RMT Partner Change of Recommendation.

(i) Except as permitted by Section 8.3(d)(ii) and Section 8.3(e), the RMT Partner Board, including any committee thereof, agrees it shall not:

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the RMT Partner Recommendation in a manner adverse to Remainco;

(B) fail to include the RMT Partner Recommendation in the Proxy Statement;

(C) fail to recommend, within 10 Business Days after the commencement of such RMT Partner Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Pre-Closing RMT Partner Capital Stock (other than by Remainco or an Affiliate of Remainco), against acceptance of such tender offer or exchange offer by its stockholders; or

(D) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 8.3(b)(i) entered into in compliance with Section 8.3(b)(i)) relating to any RMT Partner Acquisition Proposal (an “RMT Partner Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “RMT Partner Change of Recommendation”).

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time the RMT Partner Stockholder Approval is obtained, the RMT Partner Board may effect a RMT Partner Change of Recommendation if (A)(1) an unsolicited, bona fide written RMT Partner Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 8.3(a) is received by RMT Partner and the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel and financial advisor, that such RMT Partner Acquisition Proposal constitutes a RMT Partner Superior Proposal or (2) an Intervening Event has occurred, and (B) the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel, that failure to effect a RMT Partner Change of Recommendation in response to such RMT Partner Superior Proposal or Intervening Event, as applicable, would violate the directors’ fiduciary duties under applicable Law; provided, however, that a RMT Partner Change of Recommendation or action to terminate this Agreement pursuant to Section 10.4(a) may not be made unless and until RMT Partner has given Remainco written notice of such action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the RMT Partner Board intends to consider whether to take such action and (x) in the case of a RMT Partner Superior Proposal, comply in form, substance and delivery with the provisions of Section 8.3(c) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event. After giving such notice and prior to effecting such RMT Partner Change of Recommendation or taking such action to terminate this Agreement pursuant to Section 10.4(a), RMT Partner shall, and shall cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with Remainco (to the extent Remainco wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the RMT Partner Board not to effect a RMT Partner Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 10.4(a) in response thereto. At the end of the five Business Day period, prior to taking action to effect a RMT Partner Change of Recommendation or taking action to terminate this Agreement pursuant to Section 10.4(a), the RMT Partner Board shall take into account any changes to the terms of this Agreement proposed by Remainco in writing and any other information offered by Remainco in response to the notice, and shall have determined in good faith (I) after consultation with RMT Partner’s outside legal counsel and financial advisor, that, in the case of a RMT Partner Superior Proposal, the RMT Partner Superior Proposal would continue to constitute a RMT Partner Superior Proposal or (II) after consultation with RMT Partner’s outside legal counsel, that, in the case of an Intervening Event, the failure to effect an RMT Partner Change of Recommendation in response to such Intervening Event would violate the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any material amendment to any RMT Partner Acquisition Proposal will be deemed to be a new RMT Partner Acquisition Proposal for purposes of Section 8.3(c) and this Section 8.3(d)(ii) except that the advance written notice obligation set forth in this Section 8.3(d)(ii) shall be reduced to three Business Days.

(e) Certain Permitted Disclosure. Nothing contained in this Section 8.3 shall prohibit RMT Partner from complying with its disclosure obligations under United States federal or state Law with regard to an RMT Partner Acquisition Proposal; provided, however, that this Section 8.3(e) shall not be deemed to permit RMT Partner or the RMT Partner Board to effect a RMT Partner Change of Recommendation except in accordance with Section 8.3(d).

(f) Existing Discussions. RMT Partner shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any RMT Partner Acquisition Proposal or proposal that would reasonably be expected to lead to an RMT Partner Acquisition Proposal. RMT Partner shall promptly deliver a written notice to each such Person providing only that RMT Partner is ending all discussions and negotiations with such Person with respect to any RMT Partner Acquisition Proposal or proposal or transaction that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, and informing such Persons of the obligations undertaken in this Section 8.3 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an RMT Partner Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning RMT Partner and any of its Subsidiaries heretofore furnished to such Person by or on behalf of RMT Partner or any of its Subsidiaries, as applicable. RMT Partner will promptly terminate all physical and electronic data access previously granted to such Persons.

(g) Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE X and the Effective Time, RMT Partner shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement, in each case relating to a RMT Partner Acquisition Proposal or a potential RMT Partner Acquisition Proposal, to which RMT Partner or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything in this Agreement to the contrary, RMT Partner shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the RMT Partner Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

Section 8.4 Securities Filings; Information Supplied.

(a) As promptly as practicable after the date of this Agreement, (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement and (B) if the Distribution is effected in whole or in part as an exchange offer, Remainco shall prepare and file with the SEC, when and as required, a Tender Offer Statement on

Schedule TO and other filings pursuant to Rule 13e-4 of the Exchange Act (collectively, the “Split Off TO”) and (ii) the Parties shall jointly prepare and RMT Partner shall file with the SEC (A) a proxy statement relating to the RMT Partner Stockholder Approval and RMT Partner Stockholders Meeting (together with all supplements and amendments thereto, the “Proxy Statement”) and (B) an RMT Partner Registration Statement (in which the Proxy Statement will be included as a prospectus) (the securities filings described in clauses (i) and (ii), collectively, the “Securities Filings”).

(b) Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the RMT Partner Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the RMT Partner Registration Statement effective for as long as is necessary to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. RMT Partner shall cause the Proxy Statement to be mailed to the holders of Pre-Closing RMT Partner Voting Capital Stock as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective. Each of Remainco and RMT Partner shall also take any action required to be taken under any applicable state securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of Remainco, the issuance and distribution of the Spinco Common Stock in the Distribution and, if applicable, the exchange of Spinco Common Stock pursuant to the Exchange Offer.

(c) The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and its Subsidiaries, and Remainco and Spinco shall furnish all information concerning Remainco, the Spinco Business and the Spinco Entities, in each case, as may be reasonably requested by the other Parties in connection with, or as required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC. Each Party will include in the Securities Filings all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to RMT Partner and its Subsidiaries included in the Securities Filings shall be in form and content satisfactory to RMT Partner, acting reasonably, and all information relating to Remainco and its Subsidiaries (including the Spinco Entities) included in the Securities Filings shall be in form and content satisfactory to Remainco, acting reasonably. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Transactions contained in any filing required under securities Laws, other than the Securities Filings, shall be subject to Section 8.12.

(d) Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the

SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC. RMT Partner and Remainco, as applicable, shall advise the other promptly after receiving oral or written notice of (i) the time when the Distribution Registration Statement or RMT Partner Registration Statement has become effective or any supplement or amendment to any Securities Filing has been filed, (ii) the issuance of any stop order and (iii) the suspension of the qualification for offering or sale in any jurisdiction of the RMT Partner Common Stock issuable in connection with the Merger or the Spinco Common Stock issuable in connection with the Distribution.

(e) If at any time prior to the Effective Time, any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, is discovered by such Party, which information should be set forth in an amendment or supplement to any of the Securities Filings so that such Securities Filing would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the applicable stockholders.

(f) In connection with the filing of the Securities Filings and any other SEC filings requiring such information, each of Remainco and RMT Partner shall use its reasonable best efforts to (i) cooperate with the other to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Remainco or RMT Partner, as the case may be, to discuss the materials prepared and delivered pursuant to this Section 8.4(f).

Section 8.5 RMT Partner Stockholders Meeting.

(a) Subject to Section 8.2, RMT Partner will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene and hold a meeting of its stockholders for the purpose of obtaining the RMT Partner Stockholder Approval (the “RMT Partner Stockholders Meeting”) as promptly as practicable following the date on which the SEC advises it has no further comments on the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective, and in any event within 45 days thereafter, and to cause such vote to be taken, and shall not postpone or adjourn such meeting except to the extent required by Law or, if as of the time for which the RMT Partner Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Pre-Closing RMT Partner Voting Capital Stock represented (either in person or by proxy) and voting to approve the RMT Partner Share Issuance and the RMT Partner Charter Amendment or to constitute a quorum necessary to conduct the business of the RMT Partner Stockholders Meeting. Subject to Section 8.3, the RMT Partner Board shall recommend that the stockholders of RMT Partner approve the RMT Partner Share

Issuance and the RMT Partner Charter Amendment and shall take all lawful action to solicit such approval. Without limiting the generality of the foregoing, RMT Partner agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required by the terms of this Agreement, RMT Partner pays to Remainco the RMT Partner Termination Fee in accordance with Section 10.5(b), its obligations to hold the RMT Partner Stockholders Meeting pursuant to this Section 8.5 shall not be affected by the making of an RMT Partner Change of Recommendation by the RMT Partner Board and its obligations pursuant to this Section 8.5 shall not be affected by the commencement of or announcement or disclosure of or communication to RMT Partner of any RMT Partner Acquisition Proposal.

(b) RMT Partner agrees (i) to provide Remainco with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Remainco one day prior to the RMT Partner Stockholders Meeting and on the day of, but prior to the RMT Partner Stockholders Meeting, indicating whether as of such date sufficient proxies representing the RMT Partner Stockholder Approval have been obtained. Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the RMT Partner Stockholders Meeting is scheduled (the “Original Date”), (A) RMT Partner has not received proxies representing the RMT Partner Stockholder Approval, whether or not a quorum is present, or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement is required to be delivered, RMT Partner shall postpone or adjourn, or make one or more successive postponements or adjournments of, the RMT Partner Stockholders Meeting as long as the date of the RMT Partner Stockholders Meeting is not postponed or adjourned more than 10 days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the Original Date in reliance on the preceding sentence.

(c) Notwithstanding anything to the contrary in this Agreement, nothing will prevent RMT Partner from postponing or adjourning the RMT Partner Stockholders Meeting (i) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure that the RMT Partner Board reasonably determines, after consultation with outside legal counsel, is necessary to comply with applicable Law and for such supplemental or amended disclosure to be reviewed by the RMT Partner stockholders in advance of the RMT Partner Stockholders Meeting; or (ii) if Remainco provides its prior written consent to such postponement or adjournment.

Section 8.6 Approval of Sole Stockholder of Merger Sub. Immediately following execution of this Agreement, RMT Partner shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 8.7 Approval of Sole Stockholder of Spinco. Immediately following execution of this Agreement, Remainco shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole stockholder of Spinco, a written consent adopting the plan of merger contained in this Agreement.

Section 8.8 Cooperation; Efforts to Consummate.

(a) Remainco and RMT Partner shall, subject to Section 8.2, Section 8.3 and Section 8.8(e), cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on each of their part under this Agreement and the other Transaction Documents and applicable Laws and Governmental Orders to consummate and make effective the Merger and the other Transactions, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable after the date of this Agreement the notifications, filings, reports and other information required to be filed (i) under the HSR Act, (ii) under any other applicable Antitrust Laws, (iii) with the Governmental Entity described in Section 8.8(a)(ii) of the Spinco Disclosure Letter (subject to the process described therein), (iv) under applicable Utilities Laws (to the extent required) and (v) with Foreign Regulators pursuant to applicable Foreign Regulatory Laws, in each case, with respect to the Merger and the other Transactions (including the filing of the notifications, filings, reports and other information set forth on Section 9.1(d) of the Spinco Disclosure Letter)) and to obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers and the other Transactions. In furtherance and not in limitation of the covenants of the parties contained in this Section 8.8 (but subject to Section 8.8(e) below), each of the Parties shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws, any Communications Laws or any Foreign Regulatory Laws with respect to the Merger and the other Transactions and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the Merger and the other Transactions (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Merger or the other Transactions).

(b) Remainco and RMT Partner shall each, upon request by the other, furnish the other with all information, subject to Section 8.10, concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Remainco or RMT Partner or any of their respective Affiliates to any Governmental Entity in connection with the Transactions.

(c) Remainco and RMT Partner shall promptly provide all non-privileged information and documents requested by any Governmental Entity to the extent necessary or advisable to resolve any inquiry or investigation and to obtain as promptly as practicable all permits, clearances, and approvals necessary or advisable to be obtained from such Governmental Entity in order to consummate the Merger and the other Transactions.

(d) Remainco and RMT Partner shall (i) jointly determine timing and strategy and be jointly responsible for the final content of any substantive oral or written joint communications with any applicable Governmental Entity and (ii) jointly coordinate all activities with respect to seeking any permits, clearances or approvals of any Governmental Entity under any

U.S. or non-U.S. Antitrust Laws, the Communications Act or Foreign Regulatory Laws; provided, however, that, subject to the matters described in Section 9.1(d)D.2 of the Spinco Disclosure Letter, in the event of any disagreement between Remainco and RMT Partner with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel of Remainco and the General Counsel of RMT Partner shall cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith; provided, further, that if the General Counsel of Remainco and the General Counsel of RMT Partner cannot resolve any such disagreement, the Chief Executive Officer of Remainco and the Chief Executive Officer of RMT Partner shall cooperate and consult with one another and seek to resolve such disagreement reasonably and in good faith. Remainco and RMT Partner shall have the right to review in advance (subject to, as necessary, redactions of commercially sensitive terms or the privileged information of such party or the exchange of information on an “outside counsel only” basis) and each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Remainco and RMT Partner, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transaction. Neither Remainco nor RMT Partner shall permit any of its officers or any other representatives or agents to participate in any meeting or substantive communication with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transaction unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat (and to the extent such other Party did not participate in any communication with a Governmental Entity promptly, and in no event later than 24 hours thereafter, provide such other Party with a reasonably detailed summary of such communication).

(e) For the purposes of this Section 8.8, “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other Transactions as promptly as reasonably practicable (including (i) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof, (ii) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, including with respect to the individuals designated to serve as directors on the RMT Partner Board pursuant to Section 2.8 and (iii) implement the strategies and actions determined pursuant to this Section 8.8 and Section 9.1(d)D.2 of the Spinco Disclosure Letter) provided that notwithstanding anything to the contrary set forth in this Agreement:

(i) neither Remainco nor RMT Partner, or their respective Subsidiaries (including the Spinco Entities), shall be required to, and neither of them shall, without the prior written consent of the other Party (which may or may not be granted in the sole discretion of such other Party), take or refrain from taking, or agree to take or refrain from taking, any action or actions that, individually or in the aggregate, would, or would be reasonably expected to, materially and adversely affect (A) the assets, business, results of operation or financial condition of RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole, after the consummation of the Transactions or (B) the Intended Tax Treatment of the Transactions (any such action, a “Detriment”).

(ii) Remainco and its Affiliates (other than the Spinco Entities) shall not be required to (x) divest, transfer, sell or otherwise dispose of or hold separate (or agree to do any of the foregoing) any of their respective businesses, assets or any portions thereof or (y) effect any conditions, commitments or restrictions (or agree to do any of the foregoing) on or related to the conduct of their respective businesses, except with respect to Remainco’s right to designate directors on the RMT Partner Board pursuant to Section 2.8 (any action described in clause (x) or (y), a “Remainco Detriment”).

(iii) Remainco, Spinco or their respective Affiliates shall not be required by this Agreement or any other Transaction Document to take or refrain from taking, or agree to take or refrain from taking, any action or actions to the extent that taking or refraining from taking such action or actions would constitute a breach by Remainco, Spinco or any of their respective Affiliates of the Agreement of Contribution and Subscription, dated as of February 25, 2021, by and among AT&T Services, Inc., V Holdco LLC, DIRECTV Entertainment Holdings LLC and TPG VIII Merlin Investment Holdings, L.P.

(iv) No Party’s good faith position to continue to contest any objection to this Agreement, the Merger or the other Transactions in an effort to achieve a more favorable resolution of such objections shall be a breach of such Party’s obligations under this Section 8.8 unless and until it would cause or be reasonably expected to cause, the Merger and the other Transactions not to be consummated prior to the earlier of (1) 18 months following the date of this Agreement and (2) 45 days prior to the one-year anniversary of the expiration or termination of the waiting period under the HSR Act with respect to the Transactions.

(f) Notwithstanding anything to the contrary set forth in this Agreement, RMT Partner shall enforce the terms of Section 6 of the Voting Agreement with Advance/Newhouse.

(g) Each of Remainco and RMT Partner shall provide the other Party with all information requested by such Party that is reasonably necessary to identify any Regulatory Approvals required under any Antitrust Law (other than the HSR Act), Utilities Law or Foreign Regulatory Law applicable to the consummation of the Merger or the RMT Partner Share Issuance (including the applicability of those potential Regulatory Approvals marked with an asterisk on Section 9.1(d) of the Spinco Disclosure Letter) (“Additional Consents”). The Parties shall use reasonable best efforts to promptly, and in no event no later than 45 days after the date hereof, identify any Additional Consents. To the extent the Parties identify any Additional Consents, such Additional Consents shall be added to Section 9.1(d) of the Spinco Disclosure Letter as if the Parties had included them in Section 9.1(d) of the Spinco Disclosure Letter as of the date of this Agreement, applying for this purpose the same standards of legal and business significance as were used by the parties in agreeing Section 9.1(d) of the Spinco Disclosure Letter as of the date of this Agreement. In the event the Parties disagree about whether the Additional Consents would have been included, they shall first have their General Counsels meet to attempt to resolve any differences. In the event the Parties are unable to agree whether any amendment to Section 9.1(d) of the Spinco Disclosure Letter is required by this Section 8.8(g), such dispute shall be settled by arbitration to be held in New York, New York in accordance with the commercial arbitration rules of the American Arbitration Association then in effect. Such arbitration shall be conducted by one arbitrator with at least 10 years’ experience in complex mergers and acquisitions transactions mutually agreed upon by each Party. Any decision rendered thereby shall be final and binding on each of the Parties and judgment may be entered thereon in the appropriate state or federal court. The arbitrators shall be bound to strict interpretation and observation of the terms of this Agreement. Each Party shall pay its own costs of arbitration.

Section 8.9 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, Remainco and RMT Partner each shall keep the other apprised of the status of matters relating to the consummation of the Transactions. Remainco and RMT Partner each shall give prompt notice to the other of any Effect that has had or would reasonably be expected to have a Remainco Material Adverse Effect, Spinco Material Adverse Effect or an RMT Partner Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 8.9 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the Spinco Disclosure Letter or RMT Partner Disclosure Letter, as applicable.

Section 8.10 Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 8.10, (i) Remainco shall, and shall cause the Spinco Entities to, upon request by RMT Partner, furnish RMT Partner with all information concerning the Spinco Business, the Spinco Entities and the Spinco Entities’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with furthering the Transactions, including in connection with the Securities Filings or any other statement, filing, notice or application made by or on behalf of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause the Spinco Entities to), upon giving of reasonable notice by RMT Partner, afford RMT Partner’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to the Spinco Entities’ officers, employees, agents, contracts, books and records (including the work papers of the Spinco Entities’ independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, Remainco shall (and shall cause the Spinco Entities to) furnish promptly to RMT Partner all information concerning its business, properties and personnel as may reasonably be requested by RMT Partner in furtherance of the Transaction or integration of the Spinco Business with RMT Partner and its Subsidiaries and (ii) RMT Partner shall, and shall cause its Subsidiaries to, upon request by Remainco, furnish Remainco with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Securities Filings or any other statement, filing, notice or application made by or on behalf of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by Remainco, afford Remainco’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of RMT Partner’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, RMT Partner shall (and shall cause its Subsidiaries to) furnish promptly to Remainco all information concerning its business, properties and personnel as may reasonably be requested by Remainco in furtherance of the Transaction or integration of the Spinco Business with RMT Partner and its Subsidiaries.

(b) The foregoing provisions of this Section 8.10 shall not require and shall not be construed to require either Remainco or RMT Partner to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of Remainco or RMT Partner, as applicable, would (i) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability. In the event that Remainco or RMT Partner, as applicable, objects to any request submitted pursuant to and in accordance with this Section 8.10 and withholds information on the basis of the foregoing clauses (i) through (iv), Remainco or RMT Partner, as applicable, shall inform the other Party as to the general nature of what is being withheld and Remainco or RMT Partner shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of Remainco or RMT Partner, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties as the parties may mutually agree. All requests for information made pursuant to this Section 8.10 shall be directed to the executive officer or other Person designated by Remainco or RMT Partner, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Section 8.10 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by RMT Partner or its Representatives or by Remainco, Spinco or their respective Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of any of the Parties set forth in this Agreement.

Section 8.11 Stock Exchange Listing. RMT Partner shall use its best efforts to cause, and Remainco shall reasonably cooperate with RMT Partner in connection with, (a) the shares of RMT Partner Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date and (b) there to be a period of “when issued” trading of RMT Partner Common Stock on NASDAQ prior to the Closing (which efforts shall include potentially delaying the Closing for no more than 5 Business Days if required by NASDAQ or deemed advisable by RMT Partner and Remainco).

Section 8.12 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter Remainco and RMT Partner shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the NYSE and NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any RMT Partner Change of Recommendation made in accordance with this Agreement or Remainco’s response thereto. Each of RMT Partner and Remainco may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by RMT Partner and Remainco.

Section 8.13 Employee Matters.

(a) Remainco, Spinco and RMT Partner shall cooperate in good faith (including by providing the other Party with reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from RMT Partner or its Affiliates to the current or former employees of RMT Partner or its Affiliates or Spinco Employees or former Spinco Employees, or from Remainco, Spinco or its Affiliates to Spinco Employees or former Spinco Employees or to the current or former employees of RMT Partner or its Affiliates, with respect to the transactions contemplated by the Transaction Documents or employment, compensation or benefits matters of such employees that relate to the transactions contemplated by the Transaction Documents or the period following the Closing Date.

(b) Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of Spinco, RMT Partner or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.13(b) shall (i) be deemed or construed to be an amendment or other modification of any Spinco Plan, RMT Partner Plan or any plan, program or arrangement of Remainco, Spinco, RMT Partner or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of Remainco, Spinco, RMT Partner or any of their respective Affiliates (or any beneficiaries or dependents thereof).

(c) Each Remainco Equity Award held by a Spinco Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement.

Section 8.14 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date hereof and until the Merger occurs, each Party shall use its reasonable best efforts to ensure that the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger qualify for the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent or impede the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment.

(b) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, each of RMT Partner and Remainco shall cooperate in good faith and use its reasonable best efforts to take or cause to be taken any action within its control reasonably necessary to (i) agree upon and finalize the Remainco Tax Representation Letters, the Spinco Tax Representation Letters and the RMT Partner Tax Representation Letters and (ii) obtain the Private Letter Ruling and Remainco Tax Opinions.

(c) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, immediately prior to the Closing, Remainco shall execute and deliver to Remainco Tax Counsel the Remainco Tax Representation Letters and Spinco shall execute and deliver to Remainco Tax Counsel the Spinco Tax Representation Letters, in each case to the extent such tax representation letters have been finalized. As soon as possible after receipt of the Private Letter Ruling, Remainco shall provide RMT Partner with a true copy of the Private Letter Ruling. Prior to the Closing, Remainco shall provide RMT Partner with a true copy of the Remainco Tax Opinions, the Remainco Tax Representation Letters and the Spinco Tax Representation Letters.

(d) Unless the Alternative Transaction Structure is adopted pursuant to Section 2.9, immediately prior to the Closing, RMT Partner shall execute and deliver to Remainco Tax Counsel the RMT Partner Tax Representation Letters, to the extent such tax representation letters have been finalized.

Section 8.15 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, RMT Partner agrees that, to the fullest extent permitted under applicable Law and the Organizational Documents of the Spinco Entities in effect as of the date of this Agreement, each of RMT Partner and the Surviving Corporation shall indemnify and hold harmless each present and former (determined as of the Effective Time) director and officer of the Spinco Entities, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case, in connection with their roles as a director or officer, as applicable, of the Spinco Entities, including in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and RMT Partner or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted to do so under applicable Law and the Organizational Documents of the applicable Spinco Entity in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification. RMT Partner shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of the Spinco Entities.

(b) Prior to the Effective Time, the Spinco Entities shall and, if the Spinco Entities are unable to, RMT Partner shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Spinco Entities’ existing directors’ and officers’ insurance policies, and (ii) the Spinco Entities’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Spinco Entities’ insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, to the insureds as the Spinco Entities’ existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If the Spinco Entities and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and RMT Partner shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, to the insureds as provided in the Spinco Entities’ existing policies as of the date of this Agreement, or the Surviving Corporation shall, and RMT Partner shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable, taken as a whole, as provided in the Spinco Entities’ existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period an amount equal to six multiplied by 300 percent of the current aggregate annual premium paid by the Spinco Entities for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 8.15, upon learning of any such Proceeding, shall promptly notify RMT Partner thereof in writing, but the failure to so notify shall not relieve RMT Partner or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) RMT Partner or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither RMT Partner nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if RMT Partner or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between RMT Partner or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and RMT Partner or the Surviving Corporation shall pay all reasonable and documented out-of-pocket fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that RMT Partner and the Surviving Corporation shall be obligated pursuant to this Section 8.15(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if RMT Partner or the Surviving Corporation elects to assume such defense and RMT Partner and the Surviving Corporation shall cooperate in the defense of any such matter if RMT Partner or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if RMT Partner or the Surviving Corporation elects to assume such defense and RMT Partner and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if RMT Partner or the Surviving Corporation elects not to assume such defense; (iv) RMT Partner and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Spinco Entities or any indemnification agreement between such Indemnified Party and the Spinco Entities, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If RMT Partner or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of RMT Partner or the Surviving Corporation shall assume all of the obligations set forth in this Section 8.15.

(f) The rights of the Indemnified Parties under this Section 8.15 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Spinco Entities, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Spinco Entities for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 8.15 is not prior to or in substitution of any such claims under such policies).

(g) This Section 8.15 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 8.15.

Section 8.16 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Remainco (including the Remainco Board) and RMT Partner (including the RMT Partner Board), respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 8.17 Section 16 Matters. RMT Partner, Remainco and Spinco, and the RMT Partner Board and the Remainco Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of Remainco or Spinco (including derivative securities) or acquisitions of equity securities of RMT Partner (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Remainco or will become subject to such reporting requirements with respect to RMT Partner, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 8.18 Transaction Litigation.

(a) In the event that any litigation related to this Agreement or the Transactions is brought, or, to RMT Partner’s Knowledge, threatened, against RMT Partner, any members of the RMT Partner Board or a Significant Stockholder from and following the date of this Agreement (such litigation, “RMT Partner Transaction Litigation”), RMT Partner shall promptly notify Remainco of such RMT Partner Transaction Litigation and shall keep Remainco reasonably informed with respect to the status thereof. RMT Partner shall give Remainco a reasonable opportunity to participate in the defense or settlement (at Remainco’s sole expense and subject to a customary joint defense agreement) of any RMT Partner Transaction Litigation and shall consider in good faith Remainco’s advice with respect to such RMT Partner Transaction Litigation; provided that RMT Partner shall in any event control such defense in its sole discretion and the disclosure of information to Remainco in connection therewith shall be subject to the provisions of Section 8.10; provided, further, that RMT Partner shall not settle or agree to settle any RMT Partner Transaction Litigation without prior written consent of Remainco.

(b) In the event that any litigation related to this Agreement or the Transactions is brought or to Remainco’s Knowledge, is threatened, against Remainco or any members of the Remainco Board from and following the date of this Agreement and prior to the Effective Time for which a Spinco Entity is liable (such litigation, “Spinco Transaction Litigation”), Remainco shall promptly notify RMT Partner of such Spinco Transaction Litigation and shall keep RMT Partner reasonably informed with respect to the status thereof. Remainco shall give RMT Partner a reasonable opportunity to participate in the defense or settlement (at RMT Partner’s sole expense and subject to a customary joint defense agreement) of any Spinco Transaction Litigation and shall consider in good faith RMT Partner’s advice with respect to such Spinco Transaction Litigation; provided that Remainco shall in any event control such defense in its sole discretion and the disclosure of information to RMT Partner in connection therewith shall be subject to the provisions of Section 8.10; provided, further, that Remainco shall not settle or agree to settle any Spinco Transaction Litigation without prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.19 Financing.

(a) Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the initial funding of the Spinco Financing (as defined below) and the replacement of the Spinco Financing with the Permanent Financing (as defined below), in each case, in an amount sufficient to fund (and in any event not to exceed) the sum of the Spinco Special Cash Payment and the Additional Amount (the “Spinco Consideration Amount”), the bridge commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Spinco Financing”), (ii) negotiate definitive agreements with respect to the Spinco Financing, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Remainco and RMT Partner (the “Spinco Financing Agreements”) and negotiate definitive agreements with respect to the Permanent Financing (as defined below) as directed by the RMT

Partner in accordance with the immediately following sentence (the “Permanent Financing Agreements” and, together with the Spinco Financing Agreements, collectively, the “Financing Agreements”), (iii) materially comply with the obligations that are set forth in the Spinco Commitment Letter and the Financing Agreements that are applicable to Spinco and satisfy (or if deemed advisable by Spinco and RMT Partner, seek a waiver of) on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within its control, and (iv) in the event that all conditions to funding in the Spinco Commitment Letter or the Financing Agreements are satisfied at or prior to the Distribution, consummate the Financing (as defined below) at or prior to the Distribution (subject to Section 8.19(k) with respect to the Additional Amount). Notwithstanding anything to the contrary in this Section 8.19, RMT Partner shall have the right to direct Spinco to replace all or a portion of the Spinco Financing with (x) the proceeds of consummated capital markets debt or equity (including preferred or other hybrid equity) financing and/or (y) commitments in respect of other long term debt from the same and/or alternative bona fide third-party financing sources (any such financing (which may include any sale or exchange of Spinco Debt Securities), the “Permanent Financing” and, together with the Spinco Financing, the “Financing”) so long as (1) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to Spinco than) the conditions precedent set forth in the Spinco Commitment Letter and (2) the terms thereof shall be (A) consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) reasonably acceptable to Remainco and Spinco; provided that, if any Financing is proposed to be consummated prior to the earlier of (i) February 14, 2022 and (ii) the date of obtaining the Private Letter Ruling, RMT Partner and Remainco shall jointly agree on when to consummate such Financing and no such Financing shall be issued or incurred prior to the satisfaction of the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) without the consent of each of RMT Partner and Remainco, which in each case shall not be unreasonably withheld, conditioned or delayed.

(b) In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, as applicable, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, as applicable, Spinco (in consultation in good faith with RMT Partner, and, with respect to any Alternative Financing (as defined below) that is in the form of the Permanent Financing, at the direction of RMT Partner) shall use its reasonable best efforts to arrange and obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to fund the Spinco Consideration Amount (the “Alternative Financing”; it being understood that the amount of any Alternative Financing shall not exceed the Spinco Consideration Amount), and obtain a new financing commitment that provides for such financing; provided that, in each case, (i) the terms of the Alternative Financing must (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (including Section 8.19(k) to the extent applicable) (as determined by Remainco in good faith in consultation with RMT Partner) and (B) be customary and reasonable in light of then-prevailing market terms, (ii) the terms and conditions of the Alternative Financing, taking into account and after giving effect to the Spinco Special Cash Payment, the Securities Exchange, the Merger and the other transactions contemplated hereby, would not reasonably be expected to result in any of Spinco (as the survivor of the Merger) or the RMT Partner having a Below Investment Grade Rating (in each case, as determined by RMT Partner in good faith in consultation with Remainco), (iii) the terms and conditions of the Alternative Financing shall not be materially less favorable, taken as a whole, to Spinco or RMT Partner than those in the Spinco Commitment Letter as in effect on the date hereof and (iv) none of Spinco or any of its Affiliates shall agree (without the consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to Spinco Financing in excess of those contemplated by the Spinco Commitment Letter. As used herein, the term “Spinco Commitment Letter” shall be deemed to include any new commitment letters entered into in accordance with this Section 8.19(b) and the term “Financing” shall be deemed to include any Alternative Financing obtained in accordance with this Section 8.19(b).

(c) Each of Spinco and RMT Partner shall give the other Party prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Financing Sources and (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable; provided that in no event shall Spinco or RMT Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if Spinco or RMT Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither Spinco nor RMT Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, in a manner that (i) (A) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Spinco on the date of Distribution would not be sufficient to provide the funds required to fund the Spinco Consideration Amount or (B) increases the aggregate amount of the Financing such that the aggregate funds would exceed the Spinco Consideration Amount, (ii) adds or expands on the conditions precedent to the funding of the Financing as set forth in the Spinco Commitment Letter as in effect on the date hereof or the Permanent Financing Agreements, as applicable, in a manner that could materially delay or prevent or make materially less likely the funding of the Financing on the date of Distribution or (iii) materially adversely affects the ability of Spinco to enforce its rights against the Spinco Lenders under the Spinco Commitment Letter as in effect on the date hereof or against the Financing Sources with respect to the Permanent Financing under the Permanent Financing Agreements, as applicable; provided that notwithstanding the foregoing, Spinco may (in consultation with RMT Partner) (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or (ii) amend and restate the Spinco Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d) Until the earliest of the Closing, the valid termination of this Agreement in accordance with Article X and the replacement of the Spinco Financing with Permanent Financing, each of RMT Partner and Merger Sub shall provide to Spinco and the Spinco Lenders, and shall use reasonable best efforts to cause RMT Partner’s Subsidiaries and RMT Partner’s Representatives to provide to Spinco and the Spinco Lenders, on a timely basis, such cooperation that may be reasonably requested by Spinco or the Spinco Lenders in connection with the arrangement and consummation of the Spinco Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Spinco Financing, including causing its management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Spinco Lenders, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (ii) delivery to Spinco and the Spinco Lenders as promptly as reasonably practicable and in any event at least four Business Days before the date of the Distribution of documentation and other information reasonably requested by the Spinco Lenders with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine Business Days before the date of the Distribution; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of RMT Partner necessary for the satisfaction of the conditions set forth in paragraphs 5(c) and 5(d) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) (it being understood that RMT Partner’s public filing with the SEC of any such financial statements will satisfy such requirements), (B) pro forma financial statements referred to in paragraph 5(e) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) (with the cooperation of Remainco and Spinco and their respective Subsidiaries (including the Spinco Subsidiaries) pursuant to clause (e)(iii)(B) below) and (C) such financial and other information of RMT Partner customarily required in connection with the execution of financings of a type similar to the Spinco Financing as Spinco or the Spinco Lenders shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting Spinco and the Spinco Lenders in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations and similar documents for the Spinco Financing and (B) materials for rating agency presentations, and similar documents in connection with the Spinco Financing, and in each case, providing reasonable and customary authorization letters to the Spinco Lenders authorizing the distribution of information to prospective lenders and other financing sources; (v) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Spinco Financing; and (vi) consulting in good faith on the terms and conditions of any Spinco Financing.

(e) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article X, each of Remainco and Spinco and their respective Subsidiaries (including the Spinco Subsidiaries) shall provide to RMT Partner and the Financing Sources, and shall use reasonable best efforts to cause the Spinco Subsidiaries and Spinco’s and Remainco’s Representatives to provide to RMT Partner and the Financing Sources, on a timely basis, such cooperation that may be reasonably requested by RMT Partner or the Financing Sources in connection with the arrangement and consummation of the Permanent Financing and (if applicable)

the RMT Equity Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Permanent Financing and (if applicable) the RMT Equity Financing, including causing its management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (ii) delivery to RMT Partner and the Financing Sources as promptly as reasonably practicable and in any event at least four Business Days before the date of the Distribution of documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine Business Days before the date of the Distribution; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of the Spinco Entities necessary for the satisfaction of the conditions set forth in paragraphs 5(a) and 5(b) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof), (B) historical financial information regarding Spinco and the Spinco Subsidiaries reasonably requested by RMT Partner or the Financing Sources to permit RMT Partner to prepare the pro forma financial statements referred to in paragraph 5(e) of Exhibit B of the Spinco Commitment Letter (as in effect on the date hereof) and (c) such other financial and other information of Spinco customarily required in connection with the execution of financings of a type similar to the Permanent Financing or the RMT Equity Financing, as applicable, as RMT Partner or the Financing Sources shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting RMT Partner and the Financing Sources in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, exchange offer documentation, private placement memoranda, prospectuses and similar documents for the Permanent Financing and (if applicable) the RMT Equity Financing and (B) materials for rating agency presentations, and similar documents in connection with the Permanent Financing and (if applicable) the RMT Equity Financing, and in each case, providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources; (v) solely with respect to Spinco and the Spinco Subsidiaries, causing the taking of corporate actions reasonably necessary to permit the completion of the Permanent Financing and (if applicable) the RMT Equity Financing; (vi) solely with respect to Spinco and the Spinco Subsidiaries, executing and delivering definitive financing documents, including guarantee documents (if applicable) as may be reasonably requested by RMT Partner or the Financing Sources in connection with the Permanent Financing and (if applicable) the RMT Equity Financing; (vii) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Permanent Financing and (if applicable) the RMT Equity Financing; (viii) cooperating with any customary due diligence requests by RMT Partner, the Financing Sources and their respective legal counsel; and (ix) consulting in good faith on the terms and conditions of the Permanent Financing.

(f) Notwithstanding anything to the contrary in this Section 8.19, no action contemplated in this Section 8.19 shall be required if any such action shall: (A) require Remainco or any of its Subsidiaries or any of their respective Representatives to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco, the Spinco Subsidiaries and their respective Representatives, certificates, opinions or letters delivered at the closing of the Financing (or “pricing” of any capital markets offerings)); (B) cause any director, officer or employee of RMT Partner, Remainco, Spinco or any of their respective Subsidiaries (including the Spinco Subsidiaries) to incur any personal liability; (C) without limiting clause (A) above, require Remainco, Spinco or any of their Subsidiaries (including the Spinco Subsidiaries) to execute and deliver any documentation related to the Financing other than (w) documentation executed and delivered by Spinco and the Spinco Subsidiaries with respect to the Spinco Financing, (x) documentation reasonably requested by RMT Partner in connection with the Permanent Financing to be executed and delivered by Spinco and the Spinco Subsidiaries in accordance with this Section 8.19, (y) customary comfort letters and customary representation letters relating to Spinco and (z) customary authorization letters relating to Spinco; (D) (x) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (y) jeopardize (in Remainco’s reasonable determination) any attorney-client privilege of Remainco or any of its Subsidiaries (in which case Remainco and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (E) result in a material violation or breach of, or a default under any applicable Law or the organizational documents of RMT Partner, Remainco, Spinco, or any of their respective Subsidiaries.

(g) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by Remainco, Spinco or any of their respective Representatives pursuant to this Section 8.19 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(h) All non-public or otherwise confidential information regarding the Spinco Business and the Remainco Business obtained by RMT Partner or its Representatives pursuant to this Section 8.19 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(i) Notwithstanding any other provision set forth herein or in any other agreement between Remainco and RMT Partner (or their respective Affiliates), Remainco agrees that RMT Partner may, and RMT Partner agrees that Remainco may, share information with respect to RMT Partner, Spinco and the Spinco Business, as applicable, with the Financing Sources, and that RMT Partner, Remainco and such Financing Source may share such information with other potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner, Remainco, Spinco or any of their respective Subsidiaries pursuant to this Section 8.19, agree to customary confidentiality arrangements, including “click through”

confidentiality agreements and/or confidentiality provisions contained in customary bank books and offering memoranda, as applicable. Each of Remainco, Spinco and RMT Partner hereby consents to the use of all of its and its Subsidiaries’ (including the Spinco Subsidiaries’) logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Remainco, Spinco, RMT Partner or their respective Subsidiaries (including the Spinco Subsidiaries) or the reputation or goodwill of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries (including the Spinco Subsidiaries).

(j) The Commitment Fees, whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 11.11. To the extent required by Section 11.11, each of RMT Partner and Remainco shall, and shall cause its Subsidiaries to promptly upon request by the other Party, reimburse such Party or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Remainco, Spinco or any of their respective Subsidiaries (including the Spinco Subsidiaries) in connection with cooperation provided for in this Section 8.19. RMT Partner shall indemnify, defend and hold harmless Remainco, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection any information provided by or behalf of RMT Partner or its Subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of Remainco, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Remainco shall indemnify, defend and hold harmless RMT Partner, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with any information provided by or on behalf of Remainco or its Subsidiaries utilized in connection with the arrangement of the Financing, except in instances of gross negligence or willful misconduct on the part of RMT Partner, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Any amount to be paid or reimbursed by RMT Partner or Remainco, as applicable, pursuant to this Section 8.19 shall be paid or reimbursed within thirty days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(k)

(i) Without limiting RMT Partner’s, Remainco’s and Spinco’s rights and obligations under this Section 8.19 and Section 8.23, RMT Partner shall have the right to direct Spinco to issue Spinco Debt Securities and to determine the terms and conditions of any such Spinco Debt Securities in respect of the Additional Amount to be issued to Remainco pursuant to the Separation and Distribution Agreement in accordance with the last sentence of Section 8.19(a); provided that the terms and conditions of such Spinco Debt Securities would reasonably be expected to result in the fair market value of such Spinco Debt Securities being equal to the face value of such Spinco Debt Securities such that such Spinco Debt Securities may be resold to the public at par on the date of issuance (such requirement, the “Par Exchange Requirement”; it being understood that the Par Exchange Requirement shall not fail to be satisfied as a result of any customary underwriting or other customary discount associated with an exchange of Spinco Debt Securities). An Approved Investment Bank selected by Remainco shall determine the satisfaction of the Par Exchange Requirement pursuant to its customary valuation procedures (a “Spinco Debt Securities Valuation”). Remainco shall not be required to accept any Spinco Debt Securities that do not satisfy the Par Exchange Requirement.

(ii) If (x) the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) shall be satisfied, (y) the terms of any Spinco Debt Securities proposed by RMT Partner are such that the Approved Investment Bank selected by Remainco is unable to confirm that the Par Exchange Requirement is satisfied with respect to all or a portion of such Spinco Debt Securities proposed to be issued in respect of the Additional Amount and (z) the Additional Bridge Funding Tax Liability does not exceed the Additional Tax Liability Cap, Spinco shall be required to (A) borrow an amount equal to the amount by which the Additional Amount exceeds the principal amount of any such Spinco Debt Securities directed to be issued by RMT Partner that satisfy the Par Exchange Requirement pursuant to and on the terms and conditions set forth in the Spinco Financing Agreements entered into in accordance with Section 8.19(a) and (B) (1) distribute to Remainco all or a portion of the cash proceeds of such borrowing substantially concurrently with the Spinco Special Cash Payment, (2) use all or a portion of the cash proceeds of such borrowing to purchase assets of the Spinco Business from Remainco, or (3) use a combination of (1) and (2). The conditions set forth in Section 9.2(e) and Section 9.3(f), in each case, solely to the extent it relates to the tax treatment of any indebtedness issued in respect of the Additional Amount in excess of the principal amount of the Spinco Debt Securities, if any, and of any distribution of proceeds thereof, shall be deemed waived by RMT Partner and Remainco, respectively, upon any borrowing by Spinco and receipt of the proceeds of such borrowing as contemplated in the immediately preceding sentence.

(iii) RMT Partner and Remainco agree to bear the Additional Bridge Funding Tax Liability equally up to but not to exceed $4,000,000,000 in the aggregate (the “Additional Tax Liability Cap”; the amount of the Additional Bridge Funding Tax Liability in excess of the Additional Tax Liability Cap, the “Excess Tax Liability Amount”).

(iv) If (x) the conditions set forth in ARTICLE IX (other than those that would be satisfied by action at the Closing and other than the condition in Section 9.3(h)) shall be satisfied, (y) the terms of any Spinco Debt Securities proposed by RMT Partner are such that the Approved Investment Bank selected by Remainco is unable to confirm that the Par Exchange Requirement is satisfied with respect to all or a portion of such Spinco Debt Securities proposed to be issued in respect of the Additional Amount and (z) the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, either RMT Partner or Remainco may either elect to (A) proceed to Closing by (in the case of RMT Partner (an “RMT Partner Special Election”)) increasing the Final Spinco Special Cash Payment by the Excess Tax Liability Amount or by (in the case of Remainco) (a “Remainco Special Election”) assuming or remaining liable for such Excess Tax Liability Amount or (B) defer the Closing (subject to the satisfaction of the conditions set forth in ARTICLE IX on such deferred Closing Date) until the final Business Day of the next calendar month (a “Financial Market Deferral”; such period, a “Financial Market Deferral Period”). A Financial Market Deferral may be elected on one or more occasions but no more than three times in total by RMT Partner and Remainco, and, notwithstanding the foregoing, the period of such deferral shall in no event extend past the Outside Date.

Section 8.20 Intellectual Property Matters.

(a) Pursuant to the Separation and Distribution Agreement, Remainco (or one or more other member(s) of the Remainco Group) and Spinco (or one or more other Spinco Entities) shall enter into an intellectual property matters agreement (the “Intellectual Property Matters Agreement”) that will set forth the following licenses, to be effective as of the Distribution Date, in each case under terms and conditions mutually acceptable to Remainco, Spinco and RMT Partner (consent not to be unreasonably withheld or delayed):

(i) non-exclusive, royalty-free, irrevocable and perpetual cross-license with respect to any Technology owned by the grantor party and used in the grantee party’s business (other than pursuant to commercial Intercompany Contracts) within the twelve month period prior to the Distribution Date, in order to continue using (including to reproduce, modify and create derivative works of) such Technology in substantially the same manners;

(ii) non-exclusive, royalty-free, irrevocable (other than (A) if the underlying license is terminated or expires, to the extent the sublicense thereunder does not survive or (B) in the case of material breach of the sublicense by the grantee party, or any other action or inaction by or on behalf of the grantee party that would, in each case, result in a material negative impact to the grantor party under the license agreement) and perpetual cross-sublicense with respect to any third-party Technology sublicensable (without payment of any fees to any unaffiliated third party) to the grantee party (immediately following the Closing) by the grantor party and used in the grantee party’s business (other than pursuant to commercial Intercompany Contracts) within the twelve month period prior to the Distribution Date, in order to continue using (including to reproduce, modify and create derivative works of) such third-party Technology in substantially the same manner;

(iii) non-exclusive, royalty-free, irrevocable and perpetual cross-license with respect to any Patents filed after June 14, 2018 and prior to the Closing Date, for which the named inventors include at least one employee of the Spinco Entities and one employee of the Remainco Entities, in each case where the conception or reduction to practice of the relevant invention took place during the period of employment for any and all purposes; and

(iv) a non-exclusive license, with respect to any Trademarks owned by the grantor party and used or displayed in the grantee party’s business as of the Closing Date (outside the scope of any separate agreement directly or indirectly between the grantor party and grantee party), which will allow for the transitional use and display of such Trademarks in the same manner as used immediately prior to Closing, for a period not to exceed sixty days (or such shorter period, as appropriate) or to the extent such period is not reasonably practicable, such longer period as Remainco and RMT Partner will negotiate in good faith not to exceed one hundred twenty days, and subject to good faith rebranding efforts during such period.

(v) For clarity, (1) the Technology referred to in the immediately preceding sub-section (i) and sub-section (ii) will be specifically identified, to the extent reasonably practicable, in the Intellectual Property Matters Agreement and (2) the licenses referred to in the immediately preceding sub-section (i) and sub-section (ii) do not include any right to use Intellectual Property, except to the extent embodied in the licensed Technology.

(b) Remainco, on behalf of itself and its Affiliates (including the Spinco Entities), hereby consents to RMT Partner or its Affiliates obtaining any domain name registration set forth in Section 8.20(b) of the Spinco Disclosure Letter (solely for purposes of reserving rights in and to such domain names). RMT Partner shall not use such domain names prior to Closing without Remainco’s prior written consent (such consent not to be unreasonably withheld or delayed). In the event Remainco and Spinco do not consummate the Merger or this Agreement is terminated and the Merger and the other Transactions are abandoned in accordance with the terms herein, promptly following the request of Remainco, RMT Partner shall (and shall cause its applicable Affiliates to) cancel such domain name registrations.

Section 8.21 Transaction Documents.

(a) RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Remainco, at or prior to the Closing, each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each of Remainco and Spinco shall, or shall cause its applicable Subsidiaries to, execute and deliver, at or prior to the Closing, each of the Transaction Documents to which each is or will be a party as of the Effective Time.

(b) As promptly as practicable following the date of this Agreement, Remainco and RMT Partner shall negotiate in good faith, finalize and agree upon the terms and conditions of:

(i) a transition services agreement with such terms and conditions as set forth on Exhibit I (the “Transition Services Agreement”);

(ii) the Intellectual Property Matters Agreement; and

(iii) any attachments, schedules or exhibits to any of the forms of Transaction Documents attached hereto that have not been finalized as of the date of this Agreement.

(c) Notwithstanding the foregoing or anything to the contrary set forth herein, this Section 8.20 shall not be deemed to require any of the Parties to accept or agree to any economic or other terms or conditions that are adverse to such Party other than in any de minimis respect (as measured with respect to and in the context of the applicable Transaction Document) to terms and conditions in the form of Transaction Document or term sheet, if any, attached hereto.

Section 8.22 Spinco Financial Information.

(a) As promptly as practicable following the date hereof, Remainco shall engage its auditors to perform an audit of the financial statements of (x) the Spinco Business and (y) to the extent required by applicable Law, Spinco (before giving effect to the Separation). Remainco will provide RMT Partner with the audited consolidated financial statements of (i) the Spinco Business and (ii) to the extent required by applicable Law, Spinco (before giving effect to the Separation) (except that for Spinco, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the Spinco Business and (2) to the extent required by applicable Law, Spinco (before giving effect to the Separation) as of the Required Periods, and the combined and consolidated statements of earnings, cash flows and parent equity of (A) the Spinco Business and (B) to the extent required by applicable Law, Spinco (before giving effect to the Separation) for the years ended of the Required Periods, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the Spinco Business and Spinco (collectively, the “Audited Financial Statements”) (it being understood, however, that the Spinco Business has not been operating historically as a separate “standalone” entity and, therefore, the Audited Financial Statements will reflect certain cost and other allocations made that may not reflect what would have been incurred if the Spinco Business had been a standalone business). Remainco shall deliver the Audited Financial Statements prepared on a GAAP basis as promptly as reasonably practicable after the date hereof. Remainco will, as promptly as practicable, procure, at its expense, the delivery of the consents of the independent accountants required to be filed with the RMT Partner Registration Statement.

(b) Remainco shall, from the date hereof until the Closing Date, deliver to RMT Partner, (i) as promptly as reasonably practicable after the end of any fiscal quarter (other than any fourth fiscal quarter) ending after the date hereof copies of the unaudited combined balance sheet of the Spinco Business as of the Required Periods and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the Required Periods, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the Financing or RMT Equity Financing (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AS 4105, Reviews of Interim Financial Information, and (i) following the delivery of the Audited Financial Statements and for periods subsequent thereto, as promptly as reasonably practicable after the end of each fiscal year, copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings and subject to the requirements thereof and Spinco’s determination of its fiscal year as permitted in accordance therewith or in connection with the Financing or RMT Equity Financing (collectively, the “Subsequent Audited Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(c) In connection with the filing of the Securities Filings, as well as the Financing, Remainco shall use its commercially reasonable efforts prior to and after the Closing to (i) cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for the Securities Filings, including the requirements of Regulation S-X, and for the twelve month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to this Section 8.22, and (ii) provide and make reasonably available upon reasonable notice and during regular business hours the appropriate senior management employees of Remainco to discuss the materials prepared and delivered pursuant to this Section 8.22(c).

Section 8.23 Securities Exchange. Without limiting the requirements of Section 8.19, Remainco shall use its reasonable best efforts to cause the Securities Exchange to be consummated prior to the Distribution. Each of Remainco and Spinco and their Subsidiaries (including the Spinco Subsidiaries) on the one hand, and the RMT Partner and its Subsidiaries on the other hand, shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Securities Exchange. RMT Partner shall provide Remainco with an opportunity to participate in all discussions and negotiations with the ultimate investors, investment banks, managers or other third parties relating to the terms and conditions of the Spinco Debt Securities. Each Party hereto shall use its reasonable best efforts to cooperate with each other Party in connection with the preparation of all documents and the making of all filings required by each Party in connection with the issuance of the Spinco Debt Securities and the consummation of the Securities Exchange. Remainco and RMT Partner shall coordinate their activities with respect to the Securities Exchange and the other components of the Financing or the Alternative Financing, as applicable, with the intent of optimizing the marketing and execution thereof.

Section 8.24 Data Rights Agreement. Prior to the Separation Date, Spinco, Remainco and RMT Partner will negotiate and agree on the terms and conditions that will govern Spinco’s and Remainco’s (and their respective Affiliates’, as applicable) access to and Processing of Shared Data, in a manner intended to provide continuity (following the Separation Date) with respect to permitted access to and use of Shared Data (as compared to the period commencing on June 14, 2018 and ending on the Separation Date), subject to reasonable and appropriate limitation as a result of Spinco and Remainco no longer being Affiliates following Closing. Such terms and conditions will also allocate (between Spinco and Remainco and their respective Affiliates) ownership and control of datasets and derived data Processed in the operation of the Remainco Business or the Spinco Business (“Business Data”), as reasonably appropriate and subject to applicable Law. The Parties’ intention is that, to the extent permitted by applicable Law, such terms and conditions will provide that Business Data first collected (or in the case of derived data first Processed) by the Spinco Entities and primarily related to the Spinco Business will be owned by Spinco, and that Business Data first collected (or in the case of derived data first Processed) by the Remainco Group and primarily related to the Remainco Business will be owned by Remainco.

ARTICLE IX

CONDITIONS

Section 9.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Distribution and Separation. The Distribution and the Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

(b) Stockholder Approval. The RMT Partner Stockholder Approval shall have been obtained.

(c) Listing. The shares of RMT Partner Common Stock issuable to the holders of shares of Spinco Common Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(d) Regulatory Approvals. (i) If applicable, the statutory waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated and, to the extent applicable, any agreement between the Parties, on the one hand, and the Federal Trade Commission or the Antitrust Division of the United States Department of Justice or any other applicable Governmental Entity, on the other hand, not to consummate the Transactions shall have expired or otherwise been terminated and (ii) all other authorizations, consents, orders, approvals, filings and declarations of, and all expirations of waiting periods required from, any Governmental Entity set forth on Section 9.1(d) of the Spinco Disclosure Letter required for the consummation of the Transactions shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being the “Requisite Regulatory Approvals”). All such Requisite Regulatory Approvals shall be in full force and effect. None of the Regulatory Approvals, including the Requisite Regulatory Approvals, shall have had, or would reasonably be expected to have a Detriment.

(e) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(f) Registration Statements. Each of the Distribution Registration Statement and the RMT Partner Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Distribution Registration Statement or the RMT Partner Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

(g) Consent Agreement. The Consent Agreement shall continue to be valid and in full force and effect as of the Closing Date and the Charter Amendment Effective Time.

Section 9.2 Conditions to Obligation of RMT Partner and Merger Sub. The respective obligation of RMT Partner and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by RMT Partner at or prior to the Closing of the following conditions:

(a) Representations and Warranties. On the date of this Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) the representations and warranties of Remainco set forth in (i) Section 5.1 (Organization, Good Standing and Qualification), Section 6.1 (Organization, Good Standing and Qualification), Section 5.2 (Corporate Authority and Approval), Section 6.2(a) (Capital Structure), Section 6.3 (Corporate Authority and Approval), Section 5.6 (Brokers and Finders) and Section 6.18 (Brokers and Finders) shall be true and correct in all material respects (without giving effect to any materiality, Remainco Material Adverse Effect, Spinco Material Adverse Effect or similar qualification), (ii) Section 6.6(a)

(Absence of Certain Changes) shall be true and correct in all respects and (iii) the other sections and subsections of ARTICLE V and ARTICLE VI shall be true and correct unless the failure of such representations and warranties of Remainco referred to in this clause (iii) to be so true and correct (without giving effect to any materiality, Remainco Material Adverse Effect, Spinco Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect.

(b) Performance of Obligations of Remainco and Spinco. Each of Remainco and Spinco shall have performed in all material respects all obligations required to be performed by it under this Agreement and the other Transaction Documents at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect.

(d) Closing Certificate. RMT Partner and Merger Sub shall have received a certificate signed on behalf of Remainco and Spinco by an executive officer of Remainco and Spinco certifying that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) Tax Opinions. RMT Partner shall have received a true copy of the Remainco Tax Opinions, and the Remainco Tax Opinions shall not have been withdrawn or rescinded.

(f) Private Letter Ruling. RMT Partner shall have received a true copy of the Private Letter Ruling, and the Private Letter Ruling shall continue to be valid and in full force and effect as of the Closing Date.

(g) Remainco Special Election. If the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, a Remainco Special Election shall have been made.

Section 9.3 Conditions to Obligation of Remainco and Spinco. The obligation of Remainco and Spinco to consummate the Merger is also subject to the satisfaction or waiver by Remainco at or prior to the Closing of the following conditions:

(a) Representations and Warranties. On the date of this Agreement and at the Closing (in each case except to the extent that any representation and warranty speaks as of a particular date, in which case as of such particular date) the representations and warranties of RMT Partner set forth in (i) Section 7.1 (Organization, Good Standing and Qualification), Section 7.2(a), Section 7.2(b) and Section 7.2(c) (Capital Structure), Section 7.3 (Corporate Authority and Approval) and Section 7.19 (Brokers and Finders) shall be true and correct in all material respects (without giving effect to any materiality, RMT Partner Material Adverse Effect or similar qualification), (ii) Section 7.6(a) (Absence of Certain Changes) shall be true and correct in all respects and (iii) the other sections and subsections of ARTICLE VII shall be true and correct unless the failure of such representations and warranties of RMT Partner referred to in this clause (iii) to be so true and correct (without giving effect to any materiality, RMT Partner Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have an RMT Partner Material Adverse Effect.

(b) Performance of Obligations of RMT Partner and Merger Sub. Each of RMT Partner and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement and the other Transaction Documents at or prior to the Closing Date.

(c) No RMT Partner Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have an RMT Partner Material Adverse Effect.

(d) Regulatory Approvals. None of the Regulatory Approvals, including the Requisite Regulatory Approvals, shall have had, or would reasonably be expected to have a Remainco Detriment.

(e) RMT Partner and Merger Sub Closing Certificate. Remainco shall have received a certificate signed on behalf of RMT Partner and Merger Sub by an executive officer of RMT Partner and Merger Sub certifying that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied.

(f) Tax Opinions. Remainco shall have received the Remainco Tax Opinions, and the Remainco Tax Opinions shall not have been withdrawn or rescinded.

(g) Private Letter Ruling. Remainco shall have received the Private Letter Ruling, and the Private Letter Ruling shall continue to be valid and in full force and effect as of the Closing Date.

(h) Spinco Debt Securities. Remainco shall have received (i) Spinco Debt Securities that satisfy the Par Exchange Requirement, (ii) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to Section 8.19(k) or (iii) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, shall be equal to the Additional Amount.

(i) Spinco Special Cash Payment. The Spinco Special Cash Payment shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

(j) RMT Partner Special Election. If the Additional Bridge Funding Tax Liability exceeds the Additional Tax Liability Cap, a RMT Partner Special Election shall have been made.

ARTICLE X

TERMINATION

Section 10.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Remainco and RMT Partner.

Section 10.2 Termination by Either Remainco or RMT Partner. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by either RMT Partner or Remainco, if:

(a) the Merger shall not have been consummated by July 15, 2023 (the “Outside Date”);

(b) the RMT Partner Stockholder Approval shall not have been obtained at the RMT Partner Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.2(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the other Transaction Documents if such breach is the primary cause of such Law or Governmental Order to have been enacted or issued.

Section 10.3 Termination by Remainco. This Agreement may be terminated and the Merger may be abandoned by Remainco:

(a) following a Triggering Event but prior to the time the RMT Partner Stockholder Approval is obtained, if Remainco enters into a Spinco Alternative Acquisition Agreement in response to a Spinco Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of Section 8.2(d)(ii), and Remainco, immediately prior to or concurrently with such termination, pays to RMT Partner in immediately available funds any fees required to be paid pursuant to Section 10.5;

(b) prior to the time the RMT Partner Stockholder Approval is obtained, if the RMT Partner Board shall have made an RMT Partner Change of Recommendation or at any time following receipt of an Acquisition Proposal that has been publicly disclosed, the RMT Partner Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger and the other Transactions within ten Business Days of such public disclosure (and if the RMT Partner Stockholder Meeting is scheduled to be held within ten Business Days, then within two Business Days of such public disclosure); or

(c) if at any time prior to the Effective Time, there has been a breach by RMT Partner or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of RMT Partner or Merger Sub shall have become untrue, in either case, such that the conditions in Section 9.3(a) or Section 9.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Remainco to RMT Partner or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(c) shall not be available to Remainco if it has breached in any material respect its obligations set forth in this Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the consummation of the Merger.

Section 10.4 Termination by RMT Partner. This Agreement may be terminated and the Merger may be abandoned by the RMT Partner:

(a) Following a Triggering Event but prior to the time the RMT Partner Stockholder Approval is obtained, if the RMT Partner Board authorizes RMT Partner to enter into an RMT Partner Alternative Acquisition Agreement in response to a RMT Partner Superior Proposal, to the extent permitted by and in accordance with the terms and subject to the conditions of Section 8.3(d)(ii), and the RMT Partner, immediately prior to or concurrently with such termination, pays to Remainco in immediately available funds any fees required to be paid pursuant to Section 10.5; or

(b) if at any time prior to the Effective Time, there has been a breach by Remainco or Spinco of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Remainco or Spinco shall have become untrue, in either case, such that the conditions in Section 9.2(a) or Section 9.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by RMT Partner to Remainco or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(b) shall not be available to RMT Partner if it has breached in any material respect its obligations set forth in this Agreement or any other Transaction Document if such breach is the primary cause of the occurrence of the failure of a condition to the consummation of the Merger.

Section 10.5 Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 10.5(b) below, in the event of termination of this Agreement and the abandonment of the Merger and the other Transactions pursuant to this ARTICLE X, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 10.5 and ARTICLE XI (other than Section 11.12 thereof) shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) (x)(1) by Remainco or RMT Partner pursuant to (A) Section 10.2(a) under circumstances under which this Agreement could have been terminated pursuant to Section 10.3(c) or (B) Section 10.2(b) or (2) by Remainco pursuant Section 10.3(c), (y) prior to such termination, in the case of subclause (x)(1)(B) of this clause (b), a RMT Partner Acquisition Proposal shall have been publicly announced or otherwise becomes publicly known after the date of this Agreement and prior to the RMT Partner Stockholder Meeting, or, in the case of subclause (x)(1)(A) and (x)(2) of this clause (b), a RMT Partner Acquisition Proposal shall have been publicly announced or otherwise becomes publicly known or shall have been communicated to the RMT Partner Board after the date of this Agreement and prior to such termination and, in the case of subclause (x)(1)(A) is not withdrawn at least 60 days prior to such termination, and (z) on or prior to the date that is twelve months after the date of such termination, a RMT Partner

Acquisition Proposal is consummated or RMT Partner enters into RMT Partner Alternative Acquisition Agreement, then RMT Partner shall be obligated to pay a termination fee of $720,000,000 (the “RMT Partner Termination Fee”) on the third (3rd) Business Day following the earlier of the date (1) RMT Partner enters into a RMT Partner Alternative Acquisition Agreement and (2) consummates such RMT Partner Acquisition Proposal; provided that, solely for purposes of this Section 10.5(b), the term “RMT Partner Acquisition Proposal” shall have the meaning set forth in Annex A, except that all references to 20% shall be changed to 50%; or

(ii) by RMT Partner pursuant to Section 10.4(a), then immediately prior to or concurrently with such termination, RMT Partner shall pay the RMT Partner Termination Fee to Remainco by wire transfer of immediately available cash funds.

(c) In the event that this Agreement is terminated by Remainco pursuant to Section 10.3(a), then immediately prior to or concurrently with such termination, Remainco shall pay the termination fee of $1,770,000,000 (the “Spinco Termination Fee”) to RMT Partner by wire transfer of immediately available cash funds.

(d) In no event shall RMT Partner be required to pay the RMT Partner Termination Fee on more than one occasion. In no event shall Remainco be required to pay the Spinco Termination Fee on more than one occasion.

(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 10.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if RMT Partner fails to promptly pay the amount due pursuant to this Section 10.5, and, in order to obtain such payment, Remainco or Spinco commences a suit that results in a judgment against RMT Partner for the fees set forth in this Section 10.5 or any portion of such fees, RMT Partner shall pay to Remainco or Spinco its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

ARTICLE XI

MISCELLANEOUS AND GENERAL

Section 11.1 Survival. The representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or the termination of this Agreement pursuant to ARTICLE X, except as set forth in Section 8.18(a), Section 10.5 and except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable), which shall survive until they are fully effectuated or performed.

Section 11.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 8.15, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided that any amendments or modifications to this Section 11.2(a), Section 11.4(b), Section 11.4(c), Section 11.8 and Section 11.9, to the extent materially adversely affecting any of the Spinco Lenders or any of the other Financing Sources, shall not be effective with respect to such affected Spinco Lenders or Financing Sources unless such affected Financing Sources party to the Spinco Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment or modification. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen

Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or any of the other Financing Sources in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the other Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or any of the other Financing Sources relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing in any such court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11.4(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO

ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11.4(c).

Section 11.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 11.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 11.6:

If to Remainco or Spinco:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email:       sm3763@att.com

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: Senior Executive Vice President and General Counsel

Email:       dm952g@att.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     Eric M. Krautheimer

                     Melissa Sawyer

Email:           krautheimere@sullcrom.com

                      sawyerm@sullcrom.com

If to RMT Partner or Merger Sub:

Discovery, Inc.

230 Park Avenue South

New York, New York

Attention: Bruce Campbell

Email:       bruce_campbell@discovery.com

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Jeffrey J. Rosen

                  Jonathan E. Levitsky

                  Sue Meng

Email:       jrosen@debevoise.com

                  jelevitsky@debevoise.com

                  smeng@debevoise.com

Section 11.7 Entire Agreement.

(a) This Agreement (including the exhibits and annexes hereto), the Spinco Disclosure Letter, the RMT Partner Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges and agrees that the provisions set forth in Section 6.20 and Section 7.21 and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for intentional fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

Section 11.8 Third-Party Beneficiaries. Except, from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 8.15, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 11.7(b), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Spinco Lenders and the other Financing Sources are third-party beneficiaries of Section 11.2(a), Section 11.4(b), Section 11.4(c), this Section 11.8 and Section 11.9.

Section 11.9 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions, may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No (i) past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, Spinco Lenders or other Financing Sources controlling person, Affiliate or other Representative of any Party or any of their respective successors and permitted assigns or (ii) past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any of the Persons set forth in the foregoing clause (i) or any of their respective successors and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 11.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement. This Section 11.9 shall not affect the rights of any Person as a party to the Spinco Commitment Letter to enforce the Spinco Commitment Letter or any other applicable Financing Agreement in accordance with its terms.

Section 11.10 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Remainco to take any action, such requirement shall be deemed to include an undertaking on the part of Remainco to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Spinco to take any action, such requirement shall be deemed to include an undertaking on the part of Spinco to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of RMT Partner (including after the Effective Time, the Surviving Corporation and its Subsidiaries) to take any action, such requirement shall be deemed to include an undertaking on the part of RMT Partner to cause such Subsidiary (including after the Effective Time, the Surviving Corporation and its Subsidiaries) to take such action. Any obligation of one Party to any other Party under this Agreement or any of the other Transaction Documents, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 11.11 Expenses. If this Agreement has not been terminated in accordance with its terms, except as otherwise provided in this Agreement and the other Transaction Documents and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses. If this Agreement has been terminated in accordance with its terms, (a) all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses; provided that (i) if this Agreement is terminated by RMT Partner pursuant to Section 10.4(b), the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by Remainco, (ii) if this Agreement is terminated by Remainco pursuant to Section 10.3(c), the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne entirely by RMT Partner and (iii) if this Agreement is terminated by either RMT Partner or Remainco pursuant to Section 10.1, Section 10.2 or any other provision of Section 10.3 or Section 10.4, the Commitment Fees (including fees for prepayment in respect of any incurred Financing) shall be borne 71% by Remainco and 29% by RMT Partner, and (b) in the event that (i) any costs and expenses required to be paid by Remainco pursuant to this Section 11.11 have been paid by RMT Partner, Remainco shall reimburse RMT Partner for such amount paid and (ii) any costs and expenses required to be paid by RMT Partner pursuant to this Section 11.11 have been paid by Remainco, RMT Partner shall reimburse Remainco for such amount paid, in each case, as promptly as reasonable practicable following the termination of this Agreement in accordance with its terms.

Section 11.12 Transfer Taxes. All sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes (“Transfer Taxes”) imposed on Spinco or Merger Sub upon the consummation of the Merger shall be borne equally by Remainco and Spinco. Remainco and Spinco shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes. This Section 11.12 shall not apply to Transfer Taxes the payment or reimbursement of which is expressly addressed by any Transaction Document or to Transfer Taxes imposed in respect of the Internal Restructuring, the Separation, the Contribution or the Distribution, which shall be the sole responsibility of Remainco.

Section 11.13 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 11.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 8.15, no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 11.10, and any attempted or purported assignment or delegation in violation of this Section 11.14 shall be null and void.

Section 11.15 Definitions.

(a) Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

(b) Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Additional Tax Liability Cap	8.19(k)
Advance/Newhouse	Recitals
Agreement	Preamble
Alternative Financing	8.19(b)
Alternative Transaction Structure	2.9
Amended RMT Partner Charter	1.1
Applicable Date	ARTICLE V
Bankruptcy and Equity Exception	5.2
Bylaws	2.5
Certificate of Merger	2.3
CEO Designee	2.8(a)
Charter	2.4
Charter Amendment Effective Time	1.2

Term	Section
Chosen Courts	11.4(b)
Closing	2.2
Closing Date	2.2
Consent Agreement	Recitals
Costs	8.15(a)
Delayed RMT	2.9
D&O Insurance	8.15(b)
DGCL	1.2
Effective Time	2.3
Excess Tax Liability Amount	8.19(k)
Exchange Agent	4.2
Exchange Fund	4.2
Exchange Offer	Recitals
Financial Market Deferral	8.19(k)
Financial Market Deferral Period	8.19(k)
Financing	8.19(a)
Financing Agreements	8.19(a)
Indemnified Parties	8.15(a)
Intellectual Property Matters Agreement	8.20(a)
Material Spinco Owned Real Property	6.17(b)
Material Spinco Leased Real Property	6.17(a)
Material RMT Partner Owned Real Properties	7.17(b)
Material RMT Partner Leased Real Properties	7.17(a)
Merger Consideration	3.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Original Date	8.5(b)
Outside Date	10.2(a)
Parties	Preamble
Party	Preamble
Permanent Financing Agreements	8.19(a)
Proxy Statement	8.4(a)
Remainco	Preamble
Remainco Board	Recitals
Remainco Designees	2.8(a)
Remainco Reports	ARTICLE V
Remainco Special Election	8.19(k)
Remainco Transaction Litigation	8.18(b)
Requisite Regulatory Approvals	9.1(c)
RMT Partner	Preamble
RMT Partner Additional Contract	7.10(b)
RMT Partner Alternative Acquisition Agreement	8.3(d)(i)
RMT Partner Board	Recitals
RMT Partner Change of Recommendation	8.3(d)(i)
RMT Partner Charter Amendment	1.1

Term	Section
RMT Partner Designees	2.8(a)
RMT Partner Disclosure Letter	ARTICLE VII
RMT Partner ERISA Affiliate	7.8(d)
RMT Partner ERISA Plan	7.8(c)
RMT Partner Independent Committee	Recitals
RMT Partner Material Contract	7.10(a)
RMT Partner Multiemployer Plan	7.8(f)
RMT Partner Options	7.2(a)
RMT Partner Pension Plan	7.8(c)
RMT Partner Performance Restricted Stock Units	7.2(a)
RMT Partner Reports	ARTICLE VII
RMT Partner Restricted Stock Units	7.2(a)
RMT Partner Series Preferred Stock	7.2(a)
RMT Partner Special Election	8.19(k)
RMT Partner Stockholders Meeting	8.5(a)
RMT Partner Stock Plans	7.2(a)
RMT Partner Termination Fee	10.5(b)(i)
RMT Partner Transaction Litigation	8.18(a)
RMT Partner U.S. Benefit Plans	7.8(c)
Securities Filings	8.4(a)
Significant Stockholder	Preamble
Spinco	Preamble
Spinco Additional Contract	6.11(b)
Spinco Board	Recitals
Spinco Commitment Letter	8.19(a)
Spinco Consideration Amount	8.19(a)
Spinco Debt Securities Valuation	8.19(k)
Spinco Disclosure Letter	ARTICLE V
Spinco ERISA Affiliate	6.8(d)
Spinco ERISA Plan	6.8(c)
Spinco Financial Statements	6.5(a)
Spinco Financing	8.19(a)
Spinco Financing Agreements	8.19(a)
Spinco Lenders	8.19(a)
Spinco Material Contract	6.11(a)
Spinco Multiemployer Plan	6.8(f)
Spinco Pension Plan	6.8(c)
Spinco Termination Fee	10.5(c)
Spinco Transaction Litigation	8.18(b)
Spinco U.S. Benefit Plans	6.8(c)
Spin-Off	Recitals
Split Off TO	8.4(a)
Surviving Corporation	2.1
Tail Period	8.15(b)
Transactions	Recitals
Voting Agreements	Recitals
WARN	6.8(q)

Section 11.16 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Spinco Disclosure Letter and RMT Partner Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE V, ARTICLE VI or ARTICLE VII, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Spinco Disclosure Letter or RMT Partner Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have a Spinco Material Adverse Effect, Remainco Material Adverse Effect or RMT Partner Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties to this Agreement as of the date first written above.

AT&T INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	President

[Signature Page to Agreement and Plan of Merger]

DISCOVERY, INC.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Agreement and Plan of Merger]

DRAKE SUBSIDIARY, INC.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Additional Amount” has the meaning set forth in the Separation and Distribution Agreement.

“Additional Amount Distribution” means any distribution of the “Additional Amount” as defined in the Separation and Distribution Agreement.

“Additional Bridge Funding Tax Liability” means any income tax on gain recognized by Remainco as a result of any borrowing under the Spinco Financing Agreements pursuant to Section 8.19(k) as determined by Remainco and RMT Partner in good faith (including, for the avoidance of doubt, any income tax on (x) any gain recognized by Remainco upon the receipt of the cash proceeds of such borrowing, or (y) any gain recognized by Remainco or the Remainco Group as a result of the use of the proceeds of such borrowing to fund a purchase by Spinco of assets of the Spinco Business from Remainco or the Remainco Group).

“Additional Bridge Funding Tax Sharing Amount” means 50% of the Additional Bridge Funding Tax Liability; provided that in no event shall the Additional Bridge Funding Tax Sharing Amount exceed $2,000,000,000.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of capital stock, voting securities or other equity interests, by Contract or otherwise). It is expressly agreed that, solely for purposes of this Agreement and the other Transaction Documents, (a) from and after the Distribution (i) each Spinco Entity shall be deemed not to be an Affiliate of any member of the Remainco Group and (ii) each member of the Remainco Group shall be deemed not to be an Affiliate of any Spinco Entity, (b) any efforts required by Remainco with respect to DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall be limited to the extent practicable based on Remainco’s Voting and Procurement Rights with respect to such entity and (c) (i) neither RMT Partner not any of its Subsidiaries shall be deemed an Affiliate of any of the Significant Stockholders or Charter Communications, Inc. or any of its Subsidiaries and (ii) neither of the Significant Stockholders or Charter Communications, Inc. or any of its Subsidiaries shall be deemed an Affiliate of RMT Partner or any of its Subsidiaries.

“Affiliation Agreements” means affiliation, distribution or similar Contracts for the distribution of video programming services with a video distributor, including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, or a video-on-demand or “over the top” service provider, in each case, for the distribution of programming services, and any correspondence or writings amending the foregoing.

Annex A-1

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approved Investment Bank” means Goldman Sachs Bank USA, JPMorgan Chase Bank, USA or such other bank as may be mutually agreed by Remainco and RMT Partner.

“Base Cash Dividend Amount” has the meaning set forth in the Separation and Distribution Agreement.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. or a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

“Benefit Plan” has the meaning set forth in the Employee Matters Agreement.

“Business” has the meaning set forth in the Separation and Distribution Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Wilmington, Delaware is required or authorized by Law to close.

“Clean-Up Spin-Off” has the meaning set forth in the Separation and Distribution Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means a collective bargaining agreement or other similar Contract with a labor union or labor organization.

“Commitment Fees” means fees and expenses related to the Financing, including (a) any underwriting fee, upfront fee, commitment fee, takedown fee, placement fees or discounts, underwriting fees or discounts, purchase fees or discounts or similar fees or discounts payable in connection with the Financing or any debt securities issued in lieu of the bridge loan facility contemplated in the Spinco Commitment Letter, (b) any interest payable with respect to the Financing funded prior to the Closing Date, (c) prepayment or redemption premiums with respect to the Financing funded prior to the Closing Date required to be prepaid or redeemed in the event the Closing does not occur and (d) those related to any reimbursement and indemnification obligations set forth in the Financing or any related agreement (including (i) any underwriting or purchase agreement and (ii) any such fees and expenses paid prior to the Closing).

“Communications Act” means the Communications Act of 1934, as amended.

“Communications Laws” means the Communications Act and the applicable rules and regulations, orders and policies promulgated thereunder.

Annex A-2

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, entered into between Remainco and RMT Partner, dated March 30, 2021.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any resurgence, mutation or variation thereof) and the resulting disease.

“COVID-19 Changes” means (a) with respect to Remainco, Spinco, the Spinco Business and their respective Subsidiaries, any action taken (or not taken) that is required to comply with COVID-19 Measures and any commercially reasonable action taken (or not taken) in good faith to mitigate the risk on the Spinco Business of COVID-19 or the COVID-19 Measures and (b) with respect to RMT Partner and its Subsidiaries, any action taken (or not taken) that is required to comply with COVID-19 Measures and any commercially reasonable action taken (or not taken) in good faith to mitigate the risk on the business of RMT Partner and its Subsidiaries of COVID-19 or the COVID-19 Measures.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“Distribution” means the “Spinco Distribution” as defined in the Separation and Distribution Agreement.

“Distribution Date” means the “Spinco Distribution Date” as defined in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Remainco Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

Annex A-3

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit C to this Agreement.

“Environmental Law” means any Law or Governmental Order relating to the protection, investigation or restoration of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the New Issuance divided by the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Existing RMT Partner Charter” means the certificate of incorporation of RMT Partner, as amended as of the date of this Agreement.

“Exploit” means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposition, distribution, sub-distribution, commercializing, merchandising, creation, development, production, marketing, use, exercise, trading in, turning to account, dealing with and in and otherwise exploiting in any form and in any and all media now known or hereafter devised of any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent and/or derivative productions based thereon.

“Export and Sanctions Regulations” means sanctions and export control Laws and regulations where such Person does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of Treasury.

“FCC” means the Federal Communications Commission.

“FCC License” means a License that is issued or granted by the FCC.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Financing Sources” means any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, any Financing, including the Spinco Lenders and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents, representatives and their respective successors or permitted assigns, in each case, solely in their respective capacities as such.

Annex A-4

“Foreign License” means a License that is issued or granted by a Foreign Regulator.

“Foreign Regulators” means foreign and transnational Governmental Entities with jurisdiction over Foreign Regulatory Laws.

“Foreign Regulatory Laws” mean foreign and transnational Laws regarding (a) the provision of broadcasting or audio-visual media services or (b) foreign direct investments Laws.

“Fully Diluted RMT Partner Shares” means the number of outstanding shares of RMT Partner Common Stock as of immediately prior to the Effective Time (but following the conversion of RMT Partner Series A Common Stock, RMT Partner Series B Common Stock, RMT Partner Series C Common Stock, RMT Partner Series A-1 Preferred Stock and RMT Partner Series C-1 Preferred Stock into RMT Partner Common Stock at the Charter Amendment Effective Time) on a fully diluted, as converted and as exercised basis in accordance with the treasury stock method, including shares of RMT Partner Common Stock underlying outstanding RMT Partner Options, RMT Partner SARs, RMT Partner Restricted Stock Units, RMT Partner Performance Restricted Stock Units and any other outstanding securities or obligations of RMT Partner and its Subsidiaries convertible into or exercisable for shares of RMT Partner Common Stock.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, in each case, excluding the IRS or any other Taxing authority.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Substance” means any substance regulated under Environmental Law as being harmful or hazardous to human health or the environment including those listed, classified or regulated as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint, mold, polychlorinated biphenyls or radioactive materials.

Annex A-5

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” has the meaning set forth in the Separation and Distribution Agreement.

“Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including all rights in: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (b) all patents, patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (c) trade secrets and all other confidential and proprietary information, including, know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); (d) published and unpublished works of authorship in any media, whether copyrightable or not (including software, source code, object code, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to Copyrights; and (f) moral rights, rights of publicity and rights of privacy.

“Intended Additional Tax Treatment” means the following U.S. federal income Tax consequences in connection with any Additional Amount Distribution, any Securities Issuance and any Securities Exchange:

(a) the qualification of any Securities Issuance, any Additional Amount Distribution and any Securities Exchange, taken together with the Contribution, Spinco Special Cash Payment and the Distribution, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of any Additional Amount Distribution or on any Securities Issuance, except to the extent the amount of any Additional Amount Distribution exceeds Remainco’s adjusted tax basis in Spinco Common Stock (after reduction by the Spinco Special Cash Payment) and assuming Remainco transfers to creditors or distributes to stockholders any Spinco Debt Securities pursuant to a Securities Exchange in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code; and

Annex A-6

(c) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of any Additional Amount Distribution or the distribution of any Spinco Debt Securities in connection with any Securities Exchange, in each case, to creditors or stockholders of Remainco under Section 361(c) of the Code.

“Intended Spin Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange, the Merger and certain related transactions:

(a) the qualification of the Contribution, Spinco Special Cash Payment, and the Distribution, taken together, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of the Spinco Special Cash Payment, except to the extent the amount of the Spinco Special Cash Payment exceeds Remainco’s adjusted tax basis in Spinco Common Stock and assuming Remainco transfers to creditors or distributes to stockholders any cash received in the Spinco Special Cash Payment in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code;

(c) the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Remainco Common Stock is “qualified property” for purposes of Sections 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such Spinco Common Stock to be treated as other than “qualified property” for such purposes);

(d) the nonrecognition of income, gain or loss by Remainco and Spinco on the Contribution and the Distribution under Sections 355, 361 or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts, if any, taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code or the triggering or recapturing of any deferred gain or similar items (e.g., including pursuant to a gain recognition agreement or dual consolidated loss election) that is not excludable by reason of the tax-free status of the Contribution and Distribution;

(e) the nonrecognition of income, gain or loss by holders of Remainco Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code; and

(f) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of the Spinco Special Cash Payment to creditors or stockholders of Remainco under Section 361(c) of the Code.

“Intended Merger Tax Treatment” means the qualification of the Merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by Remainco, Spinco, RMT Partner, Merger Sub, or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock).

Annex A-7

“Intended Tax Treatment” means the Intended Merger Tax Treatment and the Intended Spin Tax Treatment and the Intended Additional Tax Treatment.

“Intercompany Contract” means any Contract between one or more of the Spinco Entities, on the one hand, and Remainco or one or more of its Affiliates (other than the Spinco Entities), on the other hand.

“Internal Restructuring” has the meaning set forth in the Tax Matters Agreement.

“Intervening Event” means any Effect that was not known by nor was reasonably foreseeable to the RMT Partner Board as of the date of this Agreement; provided, that in no event shall any Effect that (a) involves or relates to an RMT Partner Acquisition Proposal or a RMT Partner Superior Proposal or any inquiry or communications or matters relating thereto, (b) results from the announcement or pendency of this Agreement or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement or (c) relates to the fact that Remainco, the Spinco Business or RMT Partner, as applicable, meets or exceeds any internal or analysts’ expectations or projections be taken into account for purposes of determining whether an Intervening Event has occurred (it being understood that, with respect to the foregoing clause (b), the facts or occurrences giving rise or contributing to such Effect may be taken into account when determining whether an Intervening Event has occurred).

“Investment Grade Rating” means a corporate family rating (CFR) of “Baa3” (or the equivalent) or higher from Moody’s Investors Services, Inc. or a long-term issuer credit rating of “BBB-” (or the equivalent) or higher from Standard & Poor’s Financial Services LLC.

“IRS” means the United States Internal Revenue Service.

“Knowledge” when used in this Agreement (i) with respect to Remainco, means the actual knowledge of the Persons listed on Section 11.15(a) of the Spinco Disclosure Letter and (ii) with respect to RMT Partner, means the actual knowledge of the Persons listed on Section 11.15(a) of the RMT Partner Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license, permit, requirement or rule of law (including common law) or other binding directives, in each case, enacted, promulgated, issued, entered into or taken by any Governmental Authority or any rule or requirement of any securities exchange.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy land and/or buildings, structures or improvements thereon or fixtures affixed thereto as a lessee or sublessee.

Annex A-8

“Licenses” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, concessions, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means a lien, charge, pledge, security interest, claim or other encumbrance.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Stock Market.

“New Issuance” means (a) the Fully Diluted RMT Partner Shares multiplied by (b) the quotient of 71 divided by 29.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any deviations therefrom due to action taken consistent with trends in the industry in which the Spinco Business operates or COVID-19 Changes.

“Organizational Documents” means (i) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, that is owned.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, joint stock company, estate, trust, incorporated or unincorporated association, organization, Governmental Entity or other entity of any kind or nature.

Annex A-9

“Personal Data” means, with respect to a Party, any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or such Party or any of its Subsidiaries’ privacy policies (including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that is linked to the foregoing).

“Pre-Closing RMT Partner Capital Stock” means the Pre-Closing RMT Partner Common Stock and the Pre-Closing RMT Partner Preferred Stock.

“Pre-Closing RMT Partner Common Stock” means the RMT Partner Series A Common Stock, the RMT Partner Series B Common Stock and the RMT Partner Series C Common Stock.

“Pre-Closing RMT Partner Preferred Stock” means the RMT Partner Series A Preferred Stock, the RMT Partner Series A-1 Preferred Stock, the RMT Partner Series C Preferred Stock and the RMT Partner Series C-1 Preferred Stock.

“Pre-Closing RMT Partner Voting Capital Stock” means the RMT Partner Series A Common Stock, RMT Partner Series B Common Stock, RMT Partner Series A Preferred Stock and RMT Partner Series A-1 Preferred Stock.

“Preferred A Consent” means the consent delivered by the holders of RMT Partner Series A-1 Preferred Stock pursuant to the Consent Agreement.

“Private Letter Ruling” means a private letter ruling from the IRS regarding the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment and any Securities Exchange for the Intended Spin Tax Treatment, which may be subject to reasonable and customary assumptions, representations or covenants (or, in the case of a Delayed RMT, such other private letter ruling (if any) as may be requested from the IRS in accordance with the penultimate sentence of Section 2.9).

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Processing” (and its cognates) shall mean any operation or set of operations performed upon data or sets of data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“PUC” means local and state public utility commissions or similar local and state regulatory bodies.

Annex A-10

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Registered IP” means Registered Intellectual Property.

“Regulatory Approvals” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by any of the Parties or their respective Affiliates from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions, excluding for the avoidance of doubt, any Tax Ruling.

“Remainco Assumed Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Common Stock” means the common shares, par value of $1 per share, of Remainco.

“Remainco Entities” means Remainco and its Subsidiaries (but, following the Effective Time, other than the Spinco Entities).

“Remainco Equity Awards” means, collectively, the Remainco Option Awards, Remainco PSU Awards, Remainco Restricted Stock Awards and Remainco RSU Awards (in each case, as defined in the Employee Matters Agreement).

“Remainco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Material Adverse Effect” means any Effect that prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of Remainco to consummate the Transactions.

“Remainco Merger Tax Opinion” means the opinion of Remainco Tax Counsel (or other nationally recognized counsel reasonably acceptable to Remainco and RMT Partner), addressed to Remainco and dated as of the Closing Date, substantially in the form attached hereto as Exhibit H, to the effect that the Merger will qualify for the Intended Merger Tax Treatment.

“Remainco Plan” has the meaning set forth in the Employee Matters Agreement.

“Remainco Spin Tax Opinion” means the opinion of Remainco Tax Counsel (or other nationally recognized counsel reasonably acceptable to Remainco and RMT Partner), addressed to Remainco and dated as of the Closing Date, to the effect that: (i) the Contribution, the Distribution and the Spinco Special Cash Payment will qualify for the Intended Spin Tax Treatment and (ii) any Additional Amount Distribution, any Securities Issuance and any Securities Exchange will qualify for the Intended Additional Tax Treatment.

Annex A-11

“Remainco Tax Counsel” means Sullivan & Cromwell LLP.

“Remainco Tax Opinions” mean the Remainco Spin Tax Opinion and the Remainco Merger Tax Opinion.

“Remainco Tax Representation Letters” means one or more Tax representation letters containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger for the Intended Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco Tax Counsel, executed by Remainco and dated and effective as of the Closing Date.

“Remainco Transferred Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Required Periods” means, in the case of a balance sheet, such date or dates, or, in the case of statements of earnings, cash flows and equity, such periods or periods, as are required to be provided by applicable Law (in each case, after giving effect to any waiver, amendment, modification, interpretation, guidance, or other form of relief made available by the applicable Governmental Entity) in connection with the Securities Filings and to effectuate the transactions contemplated by this Agreement.

“RMT Equity Financing” means any equity (including preferred or other hybrid equity) financing incurred or issued, as applicable, by RMT Partner and/or its Subsidiaries in connection with RMT Partner and/or its Subsidiaries achieving or maintaining an Investment Grade Rating in contemplation of, or upon, or following, consummation of any or all of the Transactions (as determined by RMT Partner in good faith in consultation with Remainco).

“RMT Partner Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving RMT Partner or any of its Subsidiaries or any acquisition by any Person or group, or any proposal or offer that if consummated would, in each case, result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of RMT Partner or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of RMT Partner, in each case other than the Transactions.

Annex A-12

“RMT Partner Common Stock” means the Common Stock, par value $0.01 per share, of a single class designated as Series A Common Stock of RMT Partner as of immediately following the Charter Amendment Effective Time.

“RMT Partner Communications Licenses” means (i) each FCC License made, issued or granted to RMT Partner or any of its Subsidiaries, (ii) each Foreign License made, issued or granted to RMT Partner or any of its Subsidiaries and (iii) all Licenses (other than the FCC Licenses and the Foreign Licenses) issued or granted to RMT Partner or any of its Subsidiaries by any Governmental Entity, authorizing RMT Partner or any of its Subsidiaries to provide broadcasting or audio-visual media services, or own, operate or install broadcasting or audio-visual media networks and facilities, including satellites, or to use radio frequencies.

“RMT Partner Employee” means each individual employed by the RMT Partner or any of its Subsidiaries immediately prior to the Effective Time.

“RMT Partner IP” means all Intellectual Property and Information Technology used in or necessary for the business of RMT Partner and its Subsidiaries.

“RMT Partner Leased Real Property” means all Leased Real Property held by the RMT Partner or any of its Subsidiaries.

“RMT Partner Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any RMT Partner Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“RMT Partner Library Pictures” means any and all completed audio, visual and/or audiovisual works which RMT Partner and its Subsidiaries Exploit or have the right to Exploit, including any motion pictures, films, movies-of-the-week, television programs, shows, series, mini-series, episodes, pilots, specials, documentaries, cartoons, compilations, promotional films, clips, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, advertising-supported-video-on-demand, subscription on-demand, subscription video-on-demand, electronic sell through, Internet, mobile device and other new media), in each case whether recorded digitally, on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed.

“RMT Partner Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of RMT Partner and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether an RMT Partner Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which RMT Partner or its Subsidiaries has material operations or in which products or services of RMT Partner or its Subsidiaries are sold;

Annex A-13

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which RMT Partner or its Subsidiaries have material operations;

(C) any changes in the relationship of the RMT Partner or its Subsidiaries, contractual or otherwise, with customers, employees, talent, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of Remainco or the Spinco Entities or the Spinco Business or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement (provided that this clause (C) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other Transactions contemplated hereby);

(D) changes or modifications in accounting standards applicable to RMT Partner or its Subsidiaries, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by RMT Partner or its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, an RMT Partner Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, the existence and impact of COVID-19 on RMT Partner or its Subsidiaries) or any other force majeure event, or any national or international calamity or crisis or the escalation or worsening of any of the foregoing;

(G) any actions expressly required to be taken or omitted by RMT Partner or its Subsidiaries pursuant to this Agreement; or

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of RMT Partner or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, an RMT Partner Material Adverse Effect;

Annex A-14

provided, further that, with respect to clauses (A), (B), (D) and (F) (excluding any Effect arising from, resulting from or related to COVID-19 or COVID-19 Measures), such Effect shall be taken into account in determining whether an “RMT Partner Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects RMT Partner and its Subsidiaries (taken as a whole) compared to other companies operating in the industries or markets in which RMT Partner and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“RMT Partner Merger Tax Representation Letter” means the representation letter substantially in the form of Exhibit G, with such changes, updates or refinements, consented to by RMT Partner and Remainco (such consent not to be unreasonably withheld, conditioned or delayed), as may be reasonably necessary to reflect any changes in, or clarifications of, facts or Law prior to the Closing, executed by RMT Partner and Merger Sub and dated and effective as of the Closing Date.

“RMT Partner Non-U.S. Benefit Plan” means the RMT Partner Plans maintained outside of the United States primarily for the benefit of RMT Partner Employees working outside of the United States.

“RMT Partner Owned Real Property” means any Owned Real Property owned by RMT Partner or its Subsidiaries.

“RMT Partner Permitted Encumbrances” means the following Liens: (a) Liens disclosed on the RMT Partner Reports; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith or that may thereafter be paid without penalty; (c) statutory and contractual Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the Ordinary Course securing obligations or liabilities that are not material to the operations of RMT Partner and its Subsidiaries taken as a whole; (f) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein); (g) Liens not created by RMT Partner or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (i) any set of facts that an accurate up-to-date survey would show; provided, however, that any item described in clause (f) or (i) of this paragraph is only to be considered an RMT Partner Permitted Encumbrance if it does not materially interfere, individually or in the aggregate, with the ordinary conduct of the operations of the RMT Partner and its Subsidiaries taken as a whole.

Annex A-15

“RMT Partner Plan” means any Benefit Plan sponsored or maintained by RMT Partner or any of its Subsidiaries.

“RMT Partner Preferred Stock” means the preferred stock, par value $0.01 per share, of RMT Partner as of immediately following the Charter Amendment Effective Time.

“RMT Partner Programs” means any and all RMT Partner Library Pictures, RMT Partner Works in Progress and RMT Partner Unproduced Properties of RMT Partner and its Subsidiaries.

“RMT Partner Recommendation” means the recommendation by the RMT Partner Board of the approval by the stockholders of RMT Partner of the RMT Partner Share Issuance and the RMT Partner Charter Amendment.

“RMT Partner Registration Statement” means the registration statement on Form S-4 to be filed by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be received by holders of Spinco Common Stock pursuant to the Merger.

“RMT Partner Series A Common Stock” means the Series A Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series A Preferred Stock” means the Series A Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series A-1 Preferred Stock” means the Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series B Common Stock” means the Series B Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C Common Stock” means the Series C Common Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C Preferred Stock” means the Series C Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series C-1 Preferred Stock” means the Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share, of RMT Partner.

“RMT Partner Series Preferred Stock” means the preferred stock, par value $0.01 per share, undesignated as to series, of RMT Partner.

Annex A-16

“RMT Partner Share Issuance” means the issuance of the shares of RMT Partner Common Stock in accordance with Section 3.1 in an amount equal to the New Issuance.

“RMT Partner Spin Tax Representation Letter” means a Tax representation letter containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange for the Intended Spin Tax Treatment and Intended Additional Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to RMT Partner and Remainco Tax Counsel, executed by RMT Partner and Merger Sub and dated and effective as of the Closing Date.

“RMT Partner Stockholder Approval” means the approval of (i) the RMT Partner Share Issuance by the affirmative vote of a majority of the votes cast by holders of Pre-Closing RMT Partner Voting Capital Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (ii) the RMT Partner Charter Amendment by the affirmative vote of holders of Pre-Closing RMT Partner Voting Capital Stock representing a majority of the votes of outstanding Pre-Closing RMT Partner Voting Capital Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (iii) the RMT Partner Charter Amendment by the affirmative vote of holders of RMT Partner Series A-1 Preferred Stock representing a majority of the votes of outstanding RMT Partner Series A-1 Preferred Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, (iv) the RMT Partner Charter Amendment by the affirmative vote of holders of RMT Partner Series C-1 Preferred Stock representing a majority of the votes of outstanding RMT Partner Series C-1 Preferred Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose and (v) the RMT Partner Charter Amendment by holders of at least 75% of the outstanding shares of RMT Partner Series B Common Stock at a stockholders’ meeting duly called and held for such purpose or by written consent.

“RMT Partner Superior Proposal” means a unsolicited, bona fide written RMT Partner Acquisition Proposal made after the date of this Agreement that would result in a Person or group, other than Remainco or any of its Subsidiaries or controlled Affiliates (including the Spinco Entities), becoming the beneficial owner of, directly or indirectly, at least 50% of the total voting power of the equity securities of RMT Partner (or of the surviving entity in a merger involving RMT Partner, as applicable) or at least 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of RMT Partner that the RMT Partner Board has determined in good faith, after consultation with RMT Partner’s outside legal counsel and financial advisor that (a) if consummated, would result in a transaction more favorable to RMT Partner’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Remainco pursuant to Section 8.3(d)(ii) and the time likely to be required to consummate such RMT Partner Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal.

Annex A-17

“RMT Partner Tax Representation Letters” means the RMT Partner Merger Tax Representation Letter and RMT Partner Spin Tax Representation Letter.

“RMT Partner Unproduced Properties” means those literary, dramatic, or other materials in which RMT Partner and its Subsidiaries Exploit or have the right to Exploit and for which development has not been abandoned as of the date hereof (i) upon which principal photography has not yet commenced on or prior to the date hereof and (ii) which if produced and completed would otherwise constitute RMT Partner Library Pictures.

“RMT Partner Works in Progress” means all literary, dramatic, audio, visual and/or audiovisual works of any kind or character which RMT Partner and its Subsidiaries Exploit or have the right to Exploit, and (i) which have been greenlighted or which are in current production or post-production and have not been abandoned, and (ii) which are not complete and which, if completed, would otherwise constitute RMT Partner Library Pictures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Exchange” means the transfer of Spinco Debt Securities by Remainco to an investment bank in exchange for certain debt obligations of Remainco held by such investment bank as principal for its own account.

“Securities Issuance” means the issuance of Spinco Debt Securities.

“Senior Executive” means, (a) with respect to RMT Partner, the Chief Executive Officer of RMT Partner or his direct reports set forth on Section 11.15(b) of the RMT Partner Disclosure Letter and (b) with respect to Spinco, the most senior officer of the Spinco Business or his direct reports set forth on Section 11.15(b) of the Spinco Disclosure Letter.

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit A to this Agreement.

“Separation Date” has the meaning set forth in the Separation and Distribution Agreement.

“Series A-1 Preferred Certificate of Designations” means the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of RMT Partner.

“Series C-1 Preferred Certificate of Designations” means the Certificate of Designation of Series C-1 Convertible Participating Preferred Stock of RMT Partner.

Annex A-18

“Shared Data” means any and all datasets or derived data, to the extent Processed in both the operation of the Remainco Business and the operation of the Spinco Business, during the period commencing on June 14, 2018 and ending on the Separation Date.

“Significant Spinco Subsidiary” means a Spinco Entity which would constitute Significant Subsidiary of Spinco after giving effect to the Separation.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Spinco Acquisition Proposal” means any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving any of the Spinco Entities or any acquisition by any Person or group, or any proposal or offer that if consummated would, in each case, result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Spinco Business, in each case other than (a) the Transactions and (b) any proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or any other transaction involving Remainco or any acquisition by any Person or group of, or any proposal or offer involving, the securities of Remainco.

“Spinco Assets” means (a) the Assets (as defined in the Separation and Distribution Agreement) owned by the Spinco Entities but excluding any Remainco Transferred Assets (as defined in the Separation and Distribution Agreement) and (b) the Spinco Transferred Assets (as defined in the Separation and Distribution Agreement).

“Spinco Assumed Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Communications Licenses” means (i) each FCC License made, issued or granted to the Spinco Entities or used by the Spinco Business, (ii) each Foreign License made, issued or granted to the Spinco Entities or used by the Spinco Business, and (iii) all Licenses (other than the FCC Licenses and the Foreign Licenses) used by the Spinco Business or issued or granted to the Spinco Entities by any Governmental Entity, authorizing the applicable Person to provide broadcasting or audio-visual media services, or own, operate or install broadcasting or audio-visual media networks and facilities, including satellites, or to use radio frequencies.

“Spinco Debt Securities” shall mean notes issued by Spinco to Remainco, which notes shall (unless otherwise agreed by Remainco and RMT Partner) have the terms specified in Annex B to the Separation and Distribution Agreement.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

Annex A-19

“Spinco Entities” means Spinco and the Spinco Subsidiaries after giving effect to the Separation.

“Spinco IP” means all Intellectual Property and Information Technology used in or necessary for the business of the Spinco Entities.

“Spinco JV” means each Person that is a Spinco Entity that is not wholly owned directly or indirectly by Remainco as of the date of this Agreement.

“Spinco Leased Real Properties” means all Leased Real Property held by the Remainco or any of its Subsidiaries (including the Spinco Entities) and used in the Spinco Business.

“Spinco Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Spinco Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“Spinco Library Pictures” means any and all completed audio, visual and/or audiovisual works which the Spinco Entities Exploit or have the right to Exploit, including any motion pictures, films, movies-of-the-week, television programs, shows, series, mini-series, episodes, pilots, specials, documentaries, cartoons, compilations, promotional films, clips, trailers and shorts and any other programs or audio-visual works, whether animated, live action or both, in any form or any medium, whether now known or hereafter developed (including theatrical, videocassette, videodisc and other home video, network, free, cable, pay, satellite, syndication, and/or any other television medium, pay-per-view, video-on-demand, advertising-supported-video-on-demand, subscription on-demand, subscription video-on-demand, electronic sell through, Internet, mobile device and other new media), in each case whether recorded digitally, on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed.

“Spinco Library Tangible Assets” means all physical properties of, or relating to, any Spinco Program, including prints, negatives, duplicating negatives, fine grains, music and sound effects tracks, master tapes and other duplicating materials of any kind, all various language dubbed and titled versions, prints and negatives of stills, trailers and television spots, all promotions and other advertising, marketing and publicity materials, stock footage, trims, tabs, outtakes, cells, drawings, storyboards, models, sculptures, puppets, sketches, and continuities, including any of the foregoing in the possession, custody or control of the Spinco Entities, or in the possession of their respective assigns or any film laboratories, storage facilities or other Persons.

“Spinco Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, operations, liabilities, business or results of operations of the Spinco Business or Spinco and the Spinco Subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Spinco Material Adverse Effect has occurred or would reasonably be expected to occur:

Annex A-20

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which Spinco, the Spinco Business or the Spinco Subsidiaries has material operations or in which products or services of Spinco, the Spinco Business or the Spinco Subsidiaries are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which Spinco, the Spinco Business or the Spinco Subsidiaries have material operations;

(C) any changes in the relationship of Spinco, the Spinco Business or any Spinco Subsidiaries, contractual or otherwise, with customers, employees, talent, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of RMT Partner or its Subsidiaries or any actions expressly required to be taken or to be refrained from being taken pursuant to this Agreement (provided that this clause (C) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other Transactions contemplated hereby);

(D) changes or modifications in accounting standards applicable to Spinco, the Spinco Business or any Spinco Subsidiary, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by Spinco, the Spinco Business or any Spinco Subsidiary to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Spinco Material Adverse Effect;

(F) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including, for the avoidance of doubt, the existence and impact of COVID-19 on Spinco, the Spinco Business and the Spinco Subsidiaries) or any other force majeure event, or any national or international calamity or crisis or the escalation or worsening of any of the foregoing;

(G) any actions expressly required to be taken or omitted by Remainco or any of its Subsidiaries (including the Spinco Entities) pursuant to this Agreement; or

Annex A-21

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of Spinco, the Spinco Business or the Spinco Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Spinco Material Adverse Effect;

provided, further that, with respect to clauses (A), (B), (D) and (F) (excluding any Effect arising from, resulting from or related to COVID-19 or COVID-19 Measures), such Effect shall be taken into account in determining whether a “Spinco Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects the Spinco Business or Spinco and the Spinco Subsidiaries (taken as a whole) compared to other companies operating in the industries or markets in which Spinco, the Spinco Business or the Spinco Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Spinco Merger Tax Representation Letter” means the representation letter substantially in the form of Exhibit F, with such changes, updates or refinements, consented to by RMT Partner and Remainco (such consent not to be unreasonably withheld, conditioned or delayed), as may be reasonably necessary to reflect any changes in, or clarifications of, facts or Law prior to the Closing, executed by Spinco and dated and effective as of the Closing Date.

“Spinco Non-U.S. Benefit Plan” means the Spinco Plans maintained outside of the United States primarily for the benefit of Spinco Employees working outside of the United States.

“Spinco Owned Real Property” means any Owned Real Property owned by Remainco or its Subsidiaries (including the Spinco Entities) used in the Spinco Business.

“Spinco Permitted Encumbrances” means the following Liens: (a) Liens disclosed on the Spinco Financial Statements for the year ended December 31, 2020; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith or that may thereafter be paid without penalty; (c) statutory and contractual Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the Ordinary Course securing obligations or liabilities that are not material to the operations of the Spinco Business taken as a whole; (f) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein); (g) Liens not created by a Spinco Entity that affect the underlying fee interest of any leased real property, including master leases or ground leases; (h) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (i) any set of facts that an accurate up-to-date survey would show; provided, however, that any item described in clause (f) or (i) of this paragraph is only to be considered an Spinco Permitted Encumbrance if it does not materially interfere, individually or in the aggregate, with the ordinary conduct of the operations of the Spinco Entities taken as a whole.

Annex A-22

“Spinco Plan” has the meaning set forth in the Employee Matters Agreement.

“Spinco Programs” means any and all Spinco Library Pictures, Spinco Works in Progress and Spinco Unproduced Properties of the Spinco Entities.

“Spinco Special Cash Payment” has the meaning set forth in the Separation and Distribution Agreement (including any adjustment thereof in connection with the calculation of the “Final Spinco Special Cash Payment” as set forth therein).

“Spinco Spin Tax Representation Letter” means a Tax representation letter containing customary representations and covenants relevant to the qualification of the Contribution, the Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange for the Intended Spin Tax Treatment and the Intended Additional Tax Treatment, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco Tax Counsel, executed by Spinco and dated and effective as of the Closing Date.

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco after giving effect to the Separation.

“Spinco Superior Proposal” means an unsolicited, bona fide written Spinco Acquisition Proposal made after the date of this Agreement that would result in a Person or group, other than RMT Partner or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, at least 50% of the consolidated net revenues, net income or total assets (including equity securities of any Spinco Entities) of the Spinco Business that Remainco has determined in good faith, after consultation with its financial advisor, that (a) if consummated, would result in a transaction more favorable to Remainco from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by RMT Partner pursuant to Section 8.2(d)(ii) and the time likely to be required to consummate such Spinco Acquisition Proposal), and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal.

“Spinco Tax Representation Letters” means the Spinco Merger Tax Representation Letter and Spinco Spin Tax Representation Letter.

“Spinco Unproduced Properties” means those literary, dramatic, or other materials in which the Spinco Entities Exploit or have the right to Exploit and for which development has not been abandoned as of the date hereof (i) upon which principal photography has not yet commenced on or prior to the date hereof and (ii) which if produced and completed would otherwise constitute Spinco Library Pictures.

Annex A-23

“Spinco Works in Progress” means all literary, dramatic, audio, visual and/or audiovisual works of any kind or character which the Spinco Entities Exploit or have the right to Exploit, and (i) which have been greenlighted or which are in current production or post-production and have not been abandoned, and (ii) which are not complete and which, if completed, would otherwise constitute Spinco Library Pictures.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, or is, such Person or by one or more of its Subsidiaries; provided that, any efforts required by Remainco with respect to DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall be limited to the extent practicable based on Remainco’s Voting and Procurement Rights with respect to such entity.

“Takeover Statute” means a “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Law” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement entered into by and among Remainco, Spinco and RMT Partner on the date hereof, attached as Exhibit B to this Agreement.

“Tax Return” has the meaning set forth in the Tax Matters Agreement.

“Tax Ruling” means the Private Letter Ruling or any other private letter ruling or similar advance ruling or clearance from a Taxing authority concerning the transactions contemplated by the Transaction Documents.

“Technology” means tangible embodiments, whether in electronic, written or other media, of Intellectual Property, including designs, documentation (such as bill of materials, build instructions and test reports), schematics, layouts, reports, algorithms, routines, software (including source code and object code), lab notebooks, equipment, processes, prototypes and devices. For clarity, Technology does not include any Intellectual Property itself, or any audio, video or audiovisual programming content.

“Tender Offer Statement” means the tender offer statement on Schedule TO to be filed by Remainco with the SEC if the Distribution is effected in whole or in part as an exchange offer.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Accounting Principles” means the accounting principles, policies and methodologies set forth on Exhibit E.

Annex A-24

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Intellectual Property Matters Agreement, including all annexes, Exhibits, Schedules, attachments and appendices thereto.

“Triggering Event” means the Voting Agreements or the provisions of this Agreement that obligate RMT Partner to hold the RMT Partner Stockholders Meeting are limited or invalidated for any reason, including as a result of a judicial determination that (i) is either a final or interim order and (ii) has been entered and has remained in effect for a period of ten days without being reversed or stayed pending appeal (or, in the case of an order that is not subject to further appeal, on the first Business Day following the entry of the order).

“Utilities Laws” mean local and state Laws regulating the telecommunications business or services.

“Voting and Procurement Rights” means, with respect to any Person, (i) all rights of such Persons as a shareholder, member or partner (or equivalent) of a corporation, company, limited liability company, partnership or other similar entity to vote on the matters of such corporation, company, limited liability company, partnership or other similar entity for which a shareholder, member or partner (or equivalent) is entitled to vote, and (ii) all power to procure that any director or manager (or equivalent) of the corporation, company, limited liability company, partnership or other similar entity appointed by such shareholder, member or partner (or equivalent) and who is also a director or officer of such shareholder, member or partner (or equivalent) vote at meetings of the board of directors or managers (or equivalent) of such corporation, company, limited liability company, partnership or other similar entity in accordance with the directions of such shareholder, member or partner (or equivalent), subject to the fiduciary duties of the relevant director or manager (or equivalent) and applicable Laws.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Annex A-25

EXHIBIT A

SEPARATION AND DISTRIBUTION AGREEMENT

A-1

EXHIBIT B

TAX MATTERS AGREEMENT

B-1

EXHIBIT C

EMPLOYEE MATTERS AGREEMENT

C-1

EXHIBIT D

FORM OF AMENDED RMT PARTNER CHARTER

D-1

EXHIBIT E

TRANSACTION ACCOUNTING PRINCIPLES

E-1

EXHIBIT F

FORM OF SPINCO MERGER TAX REPRESENTATION LETTER

F-1

EXHIBIT G

FORM OF RMT PARTNER MERGER TAX REPRESENTATION LETTER

G-1

EXHIBIT H

FORM OF REMAINCO MERGER TAX OPINION

H-1

EXHIBIT I

TRANSITION SERVICES AGREEMENT TERM SHEET

I-1

Exhibit 2.2

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

AT&T INC.,

MAGALLANES, INC.,

and

DISCOVERY, INC.

Dated as of May 17, 2021

ii

iii

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of May 17, 2021, by and among AT&T INC., a Delaware corporation (“Remainco”), MAGALLANES, INC., a Delaware corporation (“Spinco”) and DISCOVERY, INC., a Delaware corporation (“RMT Partner”). Each of Remainco and Spinco is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to assign, transfer, convey and deliver (“Transfer”) the Spinco Transferred Assets to Spinco and other members of the Spinco Group and to cause the Spinco Assumed Liabilities to be assumed by Spinco and other members of the Spinco Group, such that, as of the Spinco Distribution, the Spinco Business is held by members of the Spinco Group; upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment;

WHEREAS, following the Separation and pursuant to this Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) and/or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity (the “Merger”), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, Securities Exchange and the Merger shall qualify for the Intended Tax Treatment and (b) this Agreement together with the Merger Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code;

WHEREAS, the board of directors of Spinco (the “Spinco Board”) has (a) approved and declared advisable this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, (b) determined that this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, are in the best interest of Spinco and its sole stockholder and (c) resolved to recommend the adoption of the Merger Agreement by Remainco, as the sole stockholder of Spinco; and

WHEREAS, the board of directors of Remainco (the “Remainco Board”) has approved this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Separation, the Spinco Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Spinco Distribution, establish the Record Date and the Spinco Distribution Date, and the effectiveness of the declaration of the Spinco Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, each of the Parties and RMT Partner hereby agree as follows:

ARTICLE I

THE SEPARATION

Section 1.1    Transfer of Assets and Assumption of Liabilities.

(a)    Subject to the terms of this Agreement (including Section 1.4 (Commingled Contracts; Certain Transferred Contracts) and Section 1.7 (Nonassignability of Assets)) and effective prior to the Spinco Distribution, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby):

(i)    Transfer and Assignment of Spinco Transferred Assets. Remainco will Transfer (or will cause each of its applicable Subsidiaries to Transfer) to Spinco or the applicable member(s) of the Spinco Group (which shall accept) all of Remainco’s and its applicable Subsidiaries’ respective right, title and interest in and to all Spinco Transferred Assets (it being understood and agreed that any Spinco Transferred Assets already held by a member of the Spinco Group shall not require any separate Transfer and will continue to be held by such member of the Spinco Group); and

(ii)    Acceptance and Assumption of Spinco Assumed Liabilities. In exchange for the Contribution (without giving effect to the Assumption of the Spinco Assumed Liabilities included in the definition of “Contribution”), (A) Spinco and/or one or more of its Subsidiaries shall accept, assume, agree to pay, discharge, fulfill, and, to the extent applicable, comply with and defend on a timely basis (“Assume”), all of the Spinco Assumed Liabilities in accordance with their respective terms (and shall be responsible for all Spinco Assumed Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Spinco Assumed Liability (provided, however, that nothing contained herein shall preclude or inhibit Spinco from asserting against Persons who do not constitute Remainco Indemnitees any defenses available to the Person that incurred or holds such Spinco Assumed Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence,

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recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates, (B) Spinco shall issue to Remainco additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock then outstanding shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution, (C) Spinco shall, in accordance with Section 8.19(k) of the Merger Agreement, (i) (x) issue to Remainco the Spinco Debt Securities or (y) if a borrowing is made by Spinco pursuant to Section 8.19(k)(ii) of the Merger Agreement, distribute to Remainco all or a portion of the cash proceeds of such borrowing by wire payment of immediately available funds substantially concurrently with the Spinco Special Cash Payment, (ii) use all or a portion of the cash proceeds of such borrowing to purchase assets of the Spinco Business from Remainco, or (iii) a combination of clauses (i) and (ii); and (D) Spinco shall make a cash distribution to Remainco in the amount of the Spinco Special Cash Payment by wire payment of immediately available funds.

(iii)    Transfer and Assignment of Remainco Transferred Assets. Remainco will cause the applicable members of the Spinco Group to Transfer to the applicable member(s) of the Remainco Group (which shall accept) all of such members of the Spinco Group’s right, title and interest in and to all Remainco Transferred Assets (it being understood and agreed that any Remainco Transferred Assets already held by a member of the Remainco Group shall not require any separate Transfer and will continue to be held by such member of the Remainco Group); and

(iv)    Acceptance and Assumption of Remainco Assumed Liabilities. Remainco and/or one or more of its Subsidiaries designated by Remainco (other than any member of the Spinco Group) shall Assume all of the Remainco Assumed Liabilities of members of the Spinco Group in accordance with their respective terms, regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Remainco Assumed Liability (provided, however, that nothing contained herein shall preclude or inhibit Remainco from asserting against Persons who do not constitute Spinco Indemnitees any defenses available to the Person that incurred or holds such Remainco Assumed Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b)    The Parties acknowledge and agree that, except for such rights as are otherwise expressly provided in this Agreement or any Ancillary Agreements, none of Spinco or any member of the Spinco Group shall acquire or be permitted to retain any direct or indirect right, title or interest in any Remainco Transferred Assets through the Transfer of all of the authorized and outstanding equity interests in the members of the Spinco Group and that if any of the members of the Spinco Group owns, leases or has the right to use any such Remainco Transferred Assets, all such rights, title and interests in such Remainco Transferred Assets shall be Transferred to Remainco at or prior to the Spinco Distribution pursuant to this Section 1.1 or, following the Spinco Distribution, as contemplated by Section 1.7 or Section 1.8.

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(c)    Each of Spinco and Remainco hereby waives, on behalf of itself and each of the members of its Group, compliance by each member of the other Party’s respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Assets to any member of the Spinco Group or the Remainco Group, as applicable.

(d)    In furtherance of the Transfer of Spinco Transferred Assets and the Assumption of Spinco Assumed Liabilities provided for in Section 1.1(a)(i) and Section 1.1(a)(ii), on or prior to the Spinco Distribution Date (and thereafter in accordance with, and subject to the terms and restrictions of, Section 1.8): (i) Remainco shall prepare, execute, deliver and record (as applicable), and shall cause the applicable members of its Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Remainco’s and the members of the Remainco Group’s right, title and interest in and to the Spinco Transferred Assets to the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Spinco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, or otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Spinco Assumed Liabilities by the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(e)    In furtherance of the Transfer of Remainco Transferred Assets and the Assumption of Remainco Assumed Liabilities provided for in Section 1.1(a)(iii) and Section 1.1(a)(iv), prior to or on the Spinco Distribution Date: (i) Spinco shall execute and

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deliver, and shall cause any applicable members of the Spinco Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Spinco’s and the members of its Group’s right, title and interest in and to the Remainco Transferred Assets to the applicable members of the Remainco Group (other than Spinco and the Spinco Group) (it being agreed and understood that no such Conveyancing and Assumption Instrument shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Remainco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, and otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Remainco Assumed Liabilities by the applicable members of the Remainco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(f)    For a period ending on the earlier of (i) twenty-four (24) months after the Spinco Distribution and (ii) thirty-six (36) months after the date of this Agreement, each Party shall, and shall cause each member of its respective Group to, use commercially reasonable efforts to obtain, as promptly as practicable, the required Consents for the Transfer of any Remainco Transferred Asset or Spinco Transferred Asset as contemplated by this Agreement. In connection with the foregoing, Remainco, Spinco and RMT Partner agree to provide such evidence as to financial capability, resources, and creditworthiness of Remainco, Spinco and RMT Partner as may be reasonably requested by any Third Party whose Consent is sought hereunder. In no event shall (A) any of Remainco or RMT Partner (or any of their respective Affiliates) be required to make any non-de minimis payment, incur any non-de minimis Liability, commence any litigation or make any non-de minimis concession (financial or otherwise) to obtain any Consents of Third Parties contemplated by this Agreement and (B) prior to the Spinco Distribution, Spinco or any of its Subsidiaries be required to make any material payments, incur any material Liability, commence any litigation or make any material financial concessions to obtain any Consents of Third Parties contemplated by this Agreement. If, in connection with the foregoing, the Consent of any Third Party (other than a Governmental

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Entity) is required under the terms of a Contract, annual spend by the Spinco Business with respect to such Contract is greater than fifty million dollars ($50,000,000) and in connection with obtaining such Consent the payments by the Spinco Business would increase in a material amount relative to the existing terms of the Contract (other than as a result of the loss of any volume or similar discount), no member of the Remainco Group or Spinco Group shall modify or amend such Contract without the prior written consent of RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned. Prior to the Spinco Distribution, Remainco shall keep RMT Partner reasonably informed and furnish RMT Partner with information relating to the Consents on a reasonably current basis. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be Transferred if it would violate applicable Law or, in the case of any Contract, the rights of any Third Party to such Contract; provided that Section 1.4 and Section 1.7, to the extent provided therein, shall apply thereto.

Section 1.2    Separation Plan; Separation Committee.

(a)    As promptly as reasonably practicable after the date hereof (and no later than ninety (90) days after the date hereof), Remainco shall deliver to RMT Partner a preliminary separation plan depicting (i) each material internal restructuring step Remainco proposes to undertake in connection with the Separation of the Spinco Business from the Remainco Business, (ii) a list of any Consents required in connection with (x) the Separation and (y) the Spinco Distribution, in each cases of clauses (x) and (y), where the failure to obtain such Consent would reasonably be expected to be material to the Spinco Business taken as a whole, (iii) a list and copies (to the extent such contracts are in written form) of any Commingled Contracts, Dual-Use Contracts, Intergroup Contracts and proposed Continuing Arrangements and (iv) a list of the Credit Support Instruments that, pursuant to Section 1.10, will be replaced by the Parties (the “Preliminary Separation Plan”). RMT Partner shall have a period of ninety (90) days from the date Remainco delivers the Preliminary Separation Plan to review and comment on such Preliminary Separation Plan (the “Preliminary Separation Plan Review Period”). In the thirty (30) day period following the Preliminary Separation Plan Review Period, Remainco and RMT Partner shall negotiate in good faith regarding any amendments, modifications or supplements to the Preliminary Separation Plan proposed by RMT Partner, and Remainco and RMT Partner shall consider, in each case, (I) operational considerations, (II) Tax efficiencies and (III) the relative benefits and burdens to each of them in connection with the proposed amendment, modification or supplement thereto (including considering the cumulative effects of each restructuring step on each of RMT Partner and Remainco); provided that the Parties shall not be required to agree to any change that would reasonably be expected to prevent, materially delay or materially impair the receipt of the Private Letter Ruling or that would be inconsistent with the covenants set forth in the Tax Matters Agreement. At the end of the thirty (30) day period following the Preliminary Separation Plan Review Period, Remainco shall revise the Preliminary Separation Plan to reflect Remainco and RMT Partner’s agreement on RMT Partner’s proposed amendments, modifications or supplements to the Preliminary Separation Plan (such updated plan, and such plan as it may be further amended, modified or supplemented in accordance with this Section 1.2(a), the “Separation Plan”). The Separation Plan shall thereafter be subject to amendment, modification or supplement by Remainco; provided, that no change which adversely affects Spinco or RMT Partner in a material manner may be made to the Separation Plan unless RMT Partner provides prior written consent (not to be unreasonably withheld, conditioned or delayed, including if withholding, conditioning or delaying such consent would be inconsistent

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with the covenants of RMT Partner set forth in the Tax Matters Agreement). In furtherance of the evaluation, development and implementation of the Preliminary Separation Plan, the Separation Plan and any amendments, modifications or supplements thereto, Remainco shall provide RMT Partner with all Information reasonably requested by RMT Partner in connection with its review of the Preliminary Separation Plan, the Separation Plan and any amendments, modifications or supplements thereto.

(b)    To the extent permitted by applicable Law, as promptly as reasonably practicable after the date hereof Remainco and RMT Partner shall form a separation committee (the “Separation Committee”) comprised of three (3) members appointed by Remainco and three (3) members appointed by RMT Partner, which Separation Committee shall discuss and monitor the implementation of the transactions set forth in the Separation Plan. The members of the Separation Committee appointed by Remainco shall ensure that the members of the Separation Committee appointed by RMT Partner are kept reasonably informed with respect to the implementation of the Separation Plan and with the overall progress of the Separation, and Remainco shall consult in good faith with RMT Partner regarding any timely and reasonable input from the members of the Separation Committee appointed by RMT Partner with respect thereto. Following the appointment of the members after the date hereof, and until the Spinco Distribution, the Separation Committee will meet at least once per month on a date mutually acceptable to the members, and the Separation Committee may have additional meetings from time to time if the members so elect. All such meetings will be held telephonically unless otherwise agreed between the members. The Separation Committee shall put in place all such processes as may be required to ensure that no information is exchanged that would be prohibited by applicable Law.

Section 1.3    Calculation of and Adjustments to the Spinco Special Cash Payment.

(a)    Estimated Statement. No earlier than fifteen (15) Business Days and no later than ten (10) Business Days prior to the anticipated Spinco Distribution Date, Remainco shall prepare and deliver to Spinco and RMT Partner a written statement (the “Estimated Statement”) setting forth in reasonable detail Remainco’s good faith estimates of the amounts of (i) Net Working Capital (“Estimated Net Working Capital”), (ii) Spinco Indebtedness (“Estimated Spinco Indebtedness”), (iii) the Spinco Expense Reimbursement (“Estimated Spinco Expense Reimbursement”), (iv) the Spinco Special Cash Payment, (v) the Spinco Business Expenditure Amount (“Estimated Spinco Business Expenditure Amount”), (vi) the Spinco Business Asset Conversion Amount (“Estimated Spinco Business Asset Conversion Amount”), (vii) the Additional Bridge Funding Tax Sharing Amount (“Estimated Additional Bridge Funding Tax Sharing Amount”), (viii) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (“Estimated Excess Tax Liability Amount”) and (ix) the Final Closing Reduction Amount (“Estimated Final Closing Reduction Amount”). Remainco will reasonably cooperate with Spinco and RMT Partner and their representatives in connection with their review of the Estimated Statement, including by (x) providing information reasonably necessary or useful in connection with their review of the Estimated Statement as reasonably requested by Spinco or RMT Partner, (y) reasonably considering in good faith any revisions to the Estimated Statement proposed by Spinco or RMT Partner and (z) revising the Estimated Statement to reflect any changes mutually agreed by Remainco, Spinco and RMT Partner at least one (1) Business Day

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prior to the Spinco Distribution. The Estimated Statement shall be prepared in accordance with the Accounting Principles and substantially in the format set forth in the form thereof included with the Accounting Principles. The process described in this Section 1.3 is not intended to permit the introduction of (including by the Accounting Expert, if applicable) different accounting methodologies, practices, estimation techniques, assumptions or principles to the preparation of the Estimated Statement or the Closing Statement from those set forth in the Accounting Principles (to the extent applicable).

(b)    Closing Statement.

(i)    No later than one hundred and twenty (120) days following the Spinco Distribution Date (the “Closing Statement Preparation Period”), Spinco shall prepare and deliver to Remainco a written statement (the “Closing Statement”) setting forth in reasonable detail Spinco’s good faith calculation of (i) Net Working Capital, (ii) Spinco Indebtedness, (iii) the Spinco Expense Reimbursement, (iv) the Spinco Special Cash Payment, (v) the Spinco Business Expenditure Amount, (vi) the Spinco Business Asset Conversion Amount, (vii) the Additional Bridge Funding Tax Sharing Amount, (viii) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount and (ix) the Final Closing Reduction Amount. The Closing Statement shall be prepared in accordance with the Accounting Principles and substantially in the format set forth in the form thereof included with the Accounting Principles. From the start of the Closing Statement Preparation Period through the Engagement Deadline (as defined below), Remainco shall provide reasonable access to the personnel and the books and records and other financial information as Spinco may reasonably request for the purpose of preparing the Closing Statement and provide reasonable cooperation to Spinco and their representatives in connection therewith; provided that such access shall be in a manner that does not interfere with the normal business operations of the Remainco Group; provided, further, that such access shall not include any access to consolidated, combined, unitary or similar Tax Returns including Remainco (other than such Tax Returns relating solely to the Spinco Group) or other Tax information that does not relate solely to the Spinco Group or the Spinco Assets.

(ii)    If (x) Remainco does not object to Spinco’s proposed Closing Statement by delivering a written notice of objection (a “Notice of Objection”) to Spinco within sixty (60) days following delivery thereof to Remainco (the “Objection Period”) or (y) Remainco has accepted Spinco’s proposed Closing Statement in writing, Spinco’s calculations, including the calculation of Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount shall be deemed final and binding. The Notice of Objection delivered within the Objection Period pursuant to this Section 1.3(b)(ii) shall set forth Remainco’s objections to the Closing Statement in reasonable detail describing each objection (with reference to the applicable account description) and specifying the amount that Remainco believes is the accurate amount for each disputed item, with supporting materials together with an alternative Closing Statement, as applicable.

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During the Objection Period, Spinco shall provide reasonable access to the personnel and books and records and other financial information relating to the Closing Statement as Remainco may reasonably request for the purpose of reviewing the Closing Statement and preparing a Notice of Objection; provided that such access shall be in a manner that does not interfere with the normal business operations of the Spinco Group.

(iii)    If Remainco delivers a Notice of Objection to Spinco within the Objection Period, then any element of Spinco’s proposed Closing Statement that is not in dispute under such Notice of Objection at the expiration of the Objection Period shall be deemed final and binding for purposes of this Section 1.3(b)(iii). Any disputed elements of the proposed Closing Statement (“Disputed Adjustment Amounts”) shall be resolved as set forth in this Section 1.3.

(1)    The Parties shall, during the thirty (30) day period following Spinco’s receipt of Remainco’s Notice of Objection (or such longer period as may be agreed by the Parties (such period, the “Good Faith Resolution Period”)), use good faith efforts to resolve the Disputed Adjustment Amounts listed in such Notice of Objection. If the Disputed Adjustment Amounts have not been resolved and such resolution documented by Remainco in a revised version of the Closing Statement within the Good Faith Resolution Period, the Parties shall, no later than the thirtieth (30th) day following the last day of the Good Faith Resolution Period (such day, the “Engagement Deadline”), jointly engage Deloitte Touche Tohmatsu Limited or another impartial nationally recognized firm of independent certified public accountants if mutually agreed in writing by the Parties (the “Accounting Expert”) who, acting as experts and not arbitrators, shall resolve the Disputed Adjustment Amounts and make any applicable adjustments to Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount, the Final Closing Reduction Amount and the Closing Statement for purposes of Section 1.3. The Parties shall execute any customary agreement reasonably required by the Accounting Expert for its engagement hereunder. As promptly as practicable following the Engagement Deadline, and in any event within five (5) Business Days following such date, the Parties shall each submit (A) a summary of their respective positions regarding the Disputed Adjustment Amounts in separate written documents, (B) the Notice of Objection, (C) Spinco’s proposed Closing Statement, (D) the Accounting Principles and (E) a copy of this Agreement to the Accounting Expert. Each of the Parties shall be entitled to submit to the Accounting Expert a rebuttal to the other’s initial summary submission within fifteen (15) days of the engagement of the Accounting Expert, which rebuttal shall be delivered to the other Party simultaneously with the submission to the Accounting Expert. Neither Party shall make or permit its Affiliates or representatives to make any additional submission to the Accounting Expert, except in response to requests for additional information from the Accounting Expert.

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(2)    Within thirty (30) days of the Engagement Deadline, the Accounting Expert shall render a decision regarding the Disputed Adjustment Amounts in accordance with this Section 1.3(b)(iii)(2). In making such decision, the Accounting Expert shall be bound by the Accounting Principles and the terms of this Agreement, shall only resolve the Disputed Adjustment Amounts, shall make all adjustments regardless of materiality and shall not assign a value to any such Disputed Adjustment Amount outside the range of values assigned to such Disputed Adjustment Amount in the Closing Statement and the Notice of Objection, respectively. The Accounting Expert shall not conduct an independent investigation but shall instead base its determination on the written submissions of the Parties delivered pursuant to this Section 1.3 with respect to the Disputed Adjustment Amounts.

(3)    The Accounting Expert’s resolution of the Disputed Adjustment Amounts and its adjustments to the Closing Statement, Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount set forth therein shall be, absent manifest error, final, conclusive and binding upon the Parties for purposes of this Section 1.3. The Accounting Expert shall act as an expert, and not as an arbitrator, for the limited purpose of determining the resolution of the Disputed Adjustment Amounts and adjustments to the Closing Statement, Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement, the Spinco Special Cash Payment, the Spinco Business Expenditure Amount, the Spinco Business Asset Conversion Amount, the Additional Bridge Funding Tax Sharing Amount, the Excess Tax Liability Amount and the Final Closing Reduction Amount and may not award damages, interest or penalties to any Party with respect to any matter. The Accounting Expert, once appointed, shall have no ex parte communications with the Parties. All communications between any Party and the Accounting Expert shall be conducted in writing, with copies sent simultaneously to the other Party in writing.

(4)    The costs and expenses of the Accounting Expert shall be allocated between Remainco and Spinco based upon the percentage of the contested amount submitted to the Accounting Expert that is ultimately awarded to Remainco on the one hand or Spinco on the other hand, such that Spinco bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Remainco, and Remainco bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Spinco.

(c)    Not later than five (5) Business Days after the determination of the Final Spinco Special Cash Payment pursuant to Section 1.3(b), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

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(i)    if the Final Spinco Special Cash Payment is greater than the Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Spinco to Remainco;

(ii)    if the Final Spinco Special Cash Payment equals the Spinco Special Cash Payment, then neither Party shall pay any amounts to the other pursuant to this Section 1.3(c); and

(iii)    if the Spinco Special Cash Payment is greater than the Final Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Remainco to Spinco.

(d)    Not later than five (5) Business Days after the determination of the Final Spinco Business Asset Conversion Amount pursuant to Section 1.3(b), Remainco shall pay Spinco an amount equal to the Final Spinco Business Asset Conversion Amount, if any (as determined in accordance with Section 1.3(b)) by wire transfer of immediately available funds.

(e)    Not later than five (5) Business Days after the determination of the Final Spinco Business Expenditure Amount pursuant to Section 1.3(b), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i)    if the Final Spinco Business Expenditure Amount is greater than the Spinco Business Expenditure Target Amount, then an amount equal to such excess shall be paid by Spinco to Remainco;

(ii)    if the Final Spinco Business Expenditure Amount equals the Spinco Business Expenditure Target Amount, then neither Party shall pay any amounts to the other pursuant to this Section 1.3(e); and

(iii)    if the Spinco Business Expenditure Target Amount is greater than the Final Spinco Business Expenditure Amount, then an amount equal to such excess shall be paid by Remainco to Spinco.

(f)    Notwithstanding anything to the contrary set forth herein, other than with respect to intentional fraud, the process set forth in this Section 1.3 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Final Spinco Special Cash Payment. No Indemnitee may recover Indemnifiable Losses under Article V to the extent such Indemnifiable Losses are specifically taken into account in the calculation of the Final Spinco Special Cash Payment pursuant to this Section 1.3.

(g)    Spinco shall not over-allocate marketing expenses for the Global HBO/HBO Max Business to Remainco with the intent to alter the adjustment set forth in Section 1.3(e).

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Section 1.4    Commingled Contracts; Dual-Use Contracts; Certain Transferred Contracts.

(a)    Treatment of Commingled Contracts. Prior to the Spinco Distribution and until the date that is twenty-four (24) months after the Spinco Distribution, to the extent (i) the rights and obligations (or comparable services) under such Commingled Contract have not been or are not contemplated to be provided to the Spinco Group pursuant to an Ancillary Agreement, (ii) replacement contracts, contract rights, bids, purchase orders or other agreements for such Commingled Contract have not yet been obtained or are not contemplated to be obtained pursuant to the Ancillary Agreements or this Agreement, and (iii) requested by Spinco, Remainco shall use its commercially reasonable efforts to assist Spinco (in each case with effect following the Spinco Distribution) (A) to establish replacement contracts, contract rights, bids, purchase orders or other agreements with respect to the Spinco Business with any Third Party which is a counterparty to any Commingled Contract, (B) to assign to a member of the Spinco Group the rights and obligations under such Commingled Contract to the extent related to the Spinco Business, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses or (C) to establish reasonable and lawful arrangements designed to provide the Spinco Group with the rights and obligations under such Commingled Contract to the extent related to the Spinco Business; provided, however, that Remainco makes no representation or warranty that any Third Party shall consent to any such assignment or agree to enter into any such contract, contract right, bid, purchase order or other agreement with any member of the Spinco Group on the existing terms of the applicable Commingled Contract or at all. Neither Remainco nor its Affiliates shall be required to expend any non-de minimis unreimbursed money, commence any litigation or offer or grant any non-de minimis unreimbursed accommodation (financial or otherwise) to any Third Party to fulfill its obligation under this Section 1.4(a).

(b)    Treatment of Dual-Use Contracts. Prior to the Spinco Distribution and until the date that is twenty-four (24) months after the Spinco Distribution, to the extent (i) the rights and obligations (or comparable services) under any Dual-Use Contract have not been or are not contemplated to be provided to Remainco pursuant to an Ancillary Agreement, (ii) replacement contracts, contract rights, bids, purchase orders or other agreements for such Dual-Use Contract to the extent related to the Remainco Business have not yet been obtained or are not contemplated to be obtained pursuant to the Ancillary Agreements or this Agreement, and (iii) requested by Remainco, Spinco shall use its commercially reasonable efforts to assist Remainco (in each case with effect following the Spinco Distribution) (A) to establish replacement contracts, contract rights, bids, purchase orders or other agreements with respect to the Remainco Business with any Third Party which is a counterparty to any Dual-Use Contract, (B) to assign to Remainco or its Affiliates (other than any member of the Spinco Group) the rights and obligations under any Dual-Use Contract to the extent related to the Remainco Business, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses or (C) to establish reasonable and lawful arrangements designed to provide the Remainco Group with the rights and obligations under such Dual-Use Contract to the extent related to the Remainco Business; provided, however, that Spinco makes no representation or warranty that any Third Party shall consent to any such assignment or agree to

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enter into any such contract, contract right, bid, purchase order or other agreement with Remainco or such an Affiliate thereof on the existing terms of the applicable Dual-Use Contract or at all. Neither Spinco nor its Affiliates shall be required to expend any non-de minimis unreimbursed money, commence any litigation or offer or grant any non-de minimis unreimbursed accommodation (financial or otherwise) to any Third Party to fulfill its obligation under this Section 1.4(b).

(c)    From and after the Spinco Distribution, the Party to whose Group a Commingled Contract or Dual-Use Contract has been allocated shall, or shall cause the other members of its Group to (x) use commercially reasonable efforts to enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Commingled Contract or Dual-Use Contract against any other Persons, (y) not waive any rights under such Commingled Contract or Dual-Use Contract to the extent related to the Business, Assets or Liabilities of such other Party’s Group, (z) subject to the terms and conditions of such underlying Contract (A) not terminate (or consent to be terminated by the counterparty) such Commingled Contract or Dual-Use Contract except in connection with (1) the expiration of such Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Contract in accordance with the terms of such Contract is expressly permitted) or (2) a partial termination of such Contract that would not reasonably be expected to impact any rights under such Contract related to the Business, Assets or Liabilities of such other Party, (B) not amend, modify or supplement such Commingled Contract or Dual-Use Contract in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Contract) and adverse to the Business, Assets or Liabilities of such other Party or any member of its Group and (C) provide written notice to the applicable other Party as soon as reasonably practicable after receipt of any notice of breach received from a counterparty to any Contract that constitutes such Commingled Contract or Dual-Use Contract and that would reasonably be expected to impact the other Group. From and after the Spinco Distribution, as applicable, if a member of a Group delivers a notice pursuant to clause (C) of the preceding sentence, the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If a Group (the “Notifying Party”) sends to a counterparty to a Commingled Contract or Dual-Use Contract a formal notice of breach of such Commingled Contract or Dual-Use Contract that would reasonably be expected to impact another Group, the Notifying Party shall provide written notice to the other Party as soon as reasonably practicable, and the Parties shall consult with each other regarding such alleged breach. In addition, the Party retaining any Commingled Contract or Dual-Use Contract or any Liability thereunder (or relevant member of its Group) shall or shall cause such member of its Group to treat such Commingled Contract, Dual-Use Contract or Liability in the ordinary course of business in accordance with past practice.

(d)    The Party (or relevant member of its Group) retaining any Commingled Contract or Dual-Use Contract or any Liability pursuant to this Section 1.4 shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to the benefits of such Commingled Contract or Dual-Use Contract or the Person intended to be subject to such Liabilities, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to the benefits such Commingled Contract or Dual-Use Contract or the Person intended to be subject to such Liability.

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Section 1.5    Intergroup Accounts; Intercompany Accounts. Except as set forth in Section 5.1(c), any and all intercompany receivables, payables, loans and balances between any member of the Remainco Group, on the one hand, and the Spinco Group, on the other hand (collectively, the “Intergroup Accounts”), as of immediately prior to the Spinco Distribution shall be satisfied and/or settled in full by means of a cash payment, dividend, capital contribution, a combination of the foregoing, or otherwise cancelled and terminated or extinguished, in each case, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby), prior to the Spinco Distribution. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

Section 1.6    Intergroup Contracts.

(a)    Except as set forth in Section 1.6(b), no Party or any other member of its Group shall be liable to any other Party or any other member of such other Party’s Group based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Spinco Distribution (other than the Transaction Agreements, the Continuing Arrangements and the Conveyancing and Assumption Instruments) and each Party (on behalf of itself and each other member of its Group) hereby terminates, substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby), any and all Contracts, arrangements, course of dealings or understandings between or among it or any of its other Group members, on the one hand, and any other Party or any of its respective Group members, on the other hand (collectively, the “Intergroup Contracts”), effective as of the Spinco Distribution (other than the Transaction Agreements, the Continuing Arrangements, and the Conveyancing and Assumption Instruments). For the avoidance of doubt, Intergroup Contracts shall include Contracts between a member of the Spinco Group and Remainco or an Affiliate of Remainco (other than a member of the Spinco Group). No such terminated Contract, arrangement, course of dealing or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Spinco Distribution. The Parties shall, and shall cause the other members of their respective Groups to, execute and deliver such agreements, instruments and other papers as may be required to evidence the termination of any such Contract, arrangement, course of dealing or understanding pursuant to this Section 1.6(a) if so requested by a Party.

(b)    The provisions of Section 1.6(a) shall not apply to any of the following Contracts, arrangements, course of dealings or understandings (or to any of the provisions thereof): any agreements, arrangements, commitments or understandings to which any Person other than the Parties and their respective Affiliates is a Party (it being understood that (x) to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Remainco Transferred Assets or Remainco Assumed Liabilities or Spinco Transferred Assets or Spinco Assumed Liabilities, such Contracts shall be assigned or retained pursuant to this Article I and (y) the obligations of any member of a Group to any other Group under such Agreement shall be deemed terminated as of the time of the Spinco Distribution with no further liability to any Group as a result thereof).

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(c)    If any Contract, arrangement, course of dealing or understanding is terminated in whole or in part pursuant to Section 1.6(a) or Section 1.6(b), and, but for the mistake or oversight of any Party (excluding, for the avoidance of doubt, any intentional omission), would have been listed as a Continuing Arrangement and is reasonably necessary for such affected Party to be able to continue to operate its Business in substantially the same manner in which such Businesses were operated immediately prior to the Spinco Distribution, then, at the request of such affected Party made within six (6) months following the Spinco Distribution Date, the Parties shall negotiate in good faith for a period of thirty (30) days (or such longer period as the Parties may agree) to determine whether and to what extent (including the terms and conditions relating thereto), if any, notwithstanding such termination, such Contract, arrangement, course of dealing or understanding should continue, or as appropriate, be re-instated, following the Spinco Distribution.

Section 1.7    Nonassignability of Assets.

(a)    Notwithstanding anything to the contrary set forth herein, except with respect to Commingled Contracts and Dual-Use Contracts (which are addressed in Section 1.4), to the extent that the Transfer or attempted Transfer or Assumption or attempted Assumption contemplated by Article I is (i) prohibited by any applicable Law or (ii) without a Consent would (A) constitute a breach or other contravention of such Asset or Liability, (B) subject a Party or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, or (C) be ineffective, void or voidable and such Consent has not been obtained prior to the Spinco Distribution, then, in each case, subject to the conditions to the Spinco Distribution set forth in Section 3.3, the Spinco Distribution shall proceed without such Transfer or Assumption. In the event the Spinco Distribution proceeds without such Transfer or Assumption, then such Transfer or Assumption shall nevertheless be regarded as having occurred for purposes of the calculations required under Section 1.3.

(b)    From and after the Spinco Distribution, with respect to (A) any Asset whose Transfer pursuant to Article I (other than Commingled Contracts or Dual-Use Contracts (which are addressed in Section 1.4)) is delayed (each, a “Delayed Asset”) or (B) any Liability whose Assumption pursuant to Article I (other than Liabilities under Commingled Contracts or Dual-Use Contracts (which are addressed in Section 1.4)) is delayed (each, a “Delayed Liability”), the Party (or relevant member of its Group) (x) retaining such Delayed Asset shall thereafter hold for the use and benefit of the Party or relevant member of its Group entitled thereto (at the expense of the Person entitled thereto) and use their commercially reasonable efforts to cooperate with the intended recipient to agree to any reasonable and lawful arrangements designed to provide the applicable Party or relevant member of its Group with the economic claims, rights, benefits and control over such Delayed Asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing arrangements to the extent legally permissible, (y) intended to assume such Delayed Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party (or relevant member of its Group) retaining such Delayed Liability for all amounts paid or incurred by such Party in connection with the retention of such

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Delayed Liability. In addition, the Party retaining any Delayed Asset or Delayed Liability (or relevant member of its Group) shall or shall cause such member of its Group to treat such Delayed Asset or Delayed Liability in the ordinary course of business in accordance with past practice. In furtherance of the foregoing, and subject to applicable Law, each Party shall, or cause any relevant member of its Group to, (A) use commercially reasonable efforts to enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Delayed Assets and Delayed Liabilities against any other Persons, (B) not waive any rights related to such Delayed Assets or Delayed Liabilities to the extent related to the Business, Assets or Liabilities of another Party’s Group, (C) subject to Section 1.4 and the terms and conditions of such underlying Contract, (1) not terminate (or consent to be terminated by the counterparty) any Contract that constitutes such Delayed Asset except in connection with (i) the expiration of such Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Contract in accordance with the terms of such Contract is expressly permitted) or (ii) a partial termination of such Contract that would not reasonably be expected to impact any rights under such Contract related to the Business, Assets or Liabilities of such other Party, (2) not amend, modify or supplement any Contract that constitutes such Delayed Asset in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Contract) and adverse to the Business, Assets or Liabilities of such other Party or any member of its Group or (3) provide written notice to the applicable other Party as soon as reasonably practicable after receipt of any notice of breach received from a counterparty to any Contract that constitutes such Delayed Asset and that would reasonably be expected to impact the other Group, and (D) take (or refrain from taking) such actions as reasonably requested by the Party to which such Delayed Asset or Delayed Liability is to be Transferred or Assumed in order to place such Party in the same position as if such Delayed Asset or Delayed Liability had been Transferred as of the Spinco Distribution so that all the benefits and burdens relating to such Delayed Asset or Delayed Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Delayed Asset or Delayed Liability, are to inure from and after the Spinco Distribution to the relevant member or members of the Remainco Group or Spinco Group entitled to the receipt of such Delayed Asset or required to Assume such Delayed Liability. Once the required Consent is obtained, condition satisfied, or potential violation, conflict, or other circumstance that caused the deferral of the Transfer of the Delayed Asset or Assumption of the Delayed Liability is resolved, the Parties shall, or shall cause their relevant Affiliates to, Transfer such Asset and all earnings to the extent arising from such Asset from the time of the Spinco Distribution until the time of such Transfer or Assumption of such Liability at no additional cost, which shall be treated as having been Transferred (as part of the Contribution, where applicable) or Assumed prior to the Spinco Distribution and owned by such Group for U.S. federal (and applicable state or local) income tax purposes from and after the Spinco Distribution, to the extent allowable by applicable Law. Subject to the terms and conditions hereof (including compliance with the terms of this Section 1.7), no Party shall have any Liability to the other Party (or its respective Affiliates) arising out of or relating to the failure to obtain any such Consent that may be required in connection with the transactions contemplated by this Agreement, despite otherwise complying with this Section 1.7, or the transactions contemplated by the Ancillary Agreements. For so long as any Party (or member of its Group) holds any Assets allocated to the other Group pursuant to this Agreement or the Ancillary

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Agreements and provides to the other Group any claims, rights and benefits of any such Assets pursuant to an arrangement described in this Section 1.7, the Party whose Group receives such claims, rights and benefits shall indemnify and hold harmless the members of the other Group from and against all Indemnifiable Losses incurred as a result thereof in accordance with this Agreement, other than as a result of the gross negligence, fraud or willful misconduct of the members of the Group providing such claims, rights and benefits.

(c)    The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to this Section 1.7 or otherwise shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability. None of Spinco or Remainco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party with respect to any Assets or Liabilities not Transferred or Assumed, respectively, as of the Spinco Distribution.

Section 1.8    Wrong Pockets. Subject to Section 1.4 (Commingled Contracts; Certain Transferred Contracts) and Section 1.7 (Nonassignability of Assets), (i) if, within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Spinco Transferred Asset is held by any member of the Remainco Group or any of their respective then-Affiliates, Remainco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the Transfer of the relevant Spinco Transferred Asset and all earnings to the extent arising from such Spinco Transferred Asset from the time of the Spinco Distribution until the time of such Transfer to Spinco or an Affiliate of Spinco designated by Spinco for no additional consideration or (ii) if at any time within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Remainco Transferred Asset is held by any member of the Spinco Group or any of their respective then-Affiliates, Spinco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the Transfer of the relevant Remainco Transferred Asset and all earnings to the extent arising from such Remainco Transferred Asset from the time of the Spinco Distribution until the time of such Transfer to Remainco or an Affiliate of Remainco designated by Remainco for no additional consideration; provided that in the case of clause (i), neither Remainco nor any of its respective Affiliates, or in the case of clause (ii), neither Spinco nor any of its respective Affiliates, shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party. If reasonably practicable and permitted under applicable Law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties. Any Spinco Transferred Asset or Remainco Transferred Asset or earnings arising therefrom that is Transferred under this Section 1.8 shall be treated as having been Transferred (as part of the Contribution) or Assumed prior to the Spinco Distribution and owned by the Spinco Group for U.S. federal (and applicable state or local) income tax purposes from and after the Spinco Distribution, to the extent allowable by applicable Law.

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Section 1.9    Further Assurances. On the terms and subject to the conditions set forth herein, from time to time on and after the time of the Spinco Distribution, each Party agrees to use commercially reasonable efforts to promptly execute, acknowledge and deliver, and to cause its Affiliates to promptly execute, acknowledge and deliver, any assurances, documents or instruments of Transfer, conveyance, assignment and Assumption, reasonably requested by the other Party and necessary for the requesting Party (or the relevant member of its Group) to satisfy its obligations hereunder or to obtain the benefits of the Spinco Distribution and the transactions contemplated by the Ancillary Agreements.

Section 1.10    Guarantees.

(a)    (i) Remainco shall, and shall cause the other members of its Group to (with the reasonable cooperation of the applicable other Party) use commercially reasonable efforts to (A) cause a member of the Remainco Group to be substituted in all respects for a member of the Spinco Group, as applicable, and (B) have all members of the Spinco Group removed or released as guarantor of or obligor for any Liability of Remainco (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Spinco Group for the benefit of any member of the Remainco Group) to the fullest extent permitted by applicable Law, and (ii) Spinco shall, and shall cause the other members of its Group to (with the reasonable cooperation of the applicable Party), use commercially reasonable efforts to (A) cause a member of the Spinco Group to be substituted in all respects for a member of the Remainco Group, as applicable, and (B) have all members of the Remainco Group removed as guarantor of or obligor for any Liability of Spinco (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Remainco Group for the benefit of any member of the Spinco Group) to the fullest extent permitted by applicable Law, in each case (clauses (i)-(ii)), on or prior to the Spinco Distribution or as soon as reasonably practicably thereafter. Except as otherwise provided in Section 1.10(b), no member of the Spinco Group, or Remainco Group or any of their respective Affiliates from time to time shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any Third Party with respect to any such guarantees.

(b)    On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release of any member of the Spinco Group from a guaranty for the benefit of any member of the Remainco Group, Remainco shall, and shall cause the other members of its Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (i) with which any member of the Remainco Group, as the case may be, would be reasonably unable to comply or (ii) which would be reasonably expected to be breached. On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release of any member of the Remainco Group from a guaranty for the benefit of any member of the Spinco Group, Spinco (and if necessary, RMT Partner) shall, and shall cause the other members of its respective Group to, as

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applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (i) with which any member of the Spinco Group, as the case may be, would be reasonably unable to comply or (ii) which would be reasonably expected to be breached.

(c)    If any of Spinco or Remainco is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 1.10, (i) the Party whose Group is the relevant beneficiary of such guarantee or Credit Support Instrument shall indemnify and hold harmless the unreleased guarantor or obligor for any Indemnifiable Loss arising from or relating thereto and shall or shall cause one of the other members of its Group, as agent or subcontractor for such unreleased guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such unreleased guarantor or obligor thereunder and (ii) each of Spinco and Remainco agrees not to (and to cause the members of their respective Groups not to) renew or extend the term of, increase its obligations under, or Transfer to a Third Party, any unreleased guarantees or Credit Support Instruments, for which such unreleased Party is or may be liable, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned), unless all obligations of such other unreleased Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party.

(d)    Each Party shall, and shall cause the other members of their respective Groups to cooperate and (i) Remainco shall, and shall cause the other members of its Group to, use commercially reasonable efforts to replace all Credit Support Instruments issued by Spinco or other members of the Spinco Group on behalf of or in favor of any member of the Remainco Group or the Remainco Business (the “Remainco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Remainco or a member of the Remainco Group as of the Spinco Distribution and (ii) Spinco shall, and shall cause the other members of its Group to, use commercially reasonable efforts to replace all Credit Support Instruments issued by Remainco or other members of the Remainco Group on behalf of or in favor of any member of the Spinco Group or the Spinco Business (the “Spinco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Spinco or a member of the Spinco Group (or if necessary, RMT Partner) as of the Spinco Distribution.

(i)    With respect to any Remainco CSIs that remain outstanding after the Spinco Distribution (x) Remainco shall, and shall cause the members of the Remainco Group to, jointly and severally indemnify and hold harmless the Spinco Group for any Liabilities arising from or relating to such Remainco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Remainco CSIs in accordance with the terms thereof and (y) without the prior written consent of RMT Partner, Remainco shall not, and shall not permit any member of the Remainco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Spinco or any member of the Spinco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Spinco or the members of the Spinco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Remainco Group or the Remainco Business after the expiration of such Remainco CSI.

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(ii)    With respect to any Spinco CSIs that remain outstanding after the Spinco Distribution (x) Spinco shall, and shall cause the members of the Spinco Group to, jointly and severally indemnify and hold harmless the Remainco Group for any Liabilities arising from or relating to such Spinco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Spinco CSIs in accordance with the terms thereof and (y) without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Remainco or the members of the Remainco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of such Spinco CSI.

Section 1.11    Novation of Liabilities.

(a)    Each Party, at the request of another Party (such other Party, the “Other Party”), shall use commercially reasonable efforts for twenty-four (24) months after the time of the Spinco Distribution to obtain, or to cause to be obtained, any Consent, release, substitution or amendment required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Commingled Contracts and Dual-Use Contracts, which shall be governed by Section 1.4), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 1.10) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, or to obtain in writing the unconditional release of the applicable Other Party to such arrangements (other than any member of the Group who Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group will be solely responsible for such Liabilities; provided, however, that no Party (or any of their respective Affiliates) shall be obligated to pay any non-de minimis consideration, grant any non-de minimis accommodations (financial or otherwise) or commence any litigation therefor to any Third Party from whom any such Consent, substitution or amendment is requested (unless such Party or Affiliate is fully reimbursed by the requesting Party or its Affiliates); provided, further, that such instruments shall not impose additional or substantially different obligations on either Spinco or Remainco or grant rights, through representations or otherwise, beyond those set forth in this Agreement or the underlying Contract (but shall merely implement the obligations herein), other than customary obligations with respect to due execution, title and similar matters.

(b)    If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment, the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract or other obligation that does not constitute a Liability of such Other Party as provided in this Agreement and, unless not permitted

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by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, directly pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Spinco Distribution. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, release, substitution or amendment shall be obtained or such agreement, lease or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall promptly Transfer all rights, obligations and other Liabilities thereunder of any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 1.11.

Section 1.12    Conditions to the Separation. The obligations of Remainco pursuant to this Agreement to effect the Separation are subject to the fulfillment (or waiver by Remainco) at or prior to the Spinco Distribution of the following conditions:

(a)    each of the parties to the Merger Agreement has irrevocably confirmed to each other that each condition in Article IX of the Merger Agreement to such party’s respective obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by such party, as the case may be; and

(b)    Remainco and Spinco shall have received any necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Spinco Distribution and such permits and authorizations shall be in effect.

Section 1.13    Disclaimer of Representations and Warranties. EACH OF SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), REMAINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE REMAINCO GROUP) AND RMT PARTNER UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES, INFORMATION OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER

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CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 1.13 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, WITHOUT LIABILITIES OR WARRANTIES EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR THE MERGER AGREEMENT) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR OTHER MATTER WHETHER OR NOT OF RECORD AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

ARTICLE II

CERTAIN ACTIONS AT OR PRIOR TO THE SPINCO DISTRIBUTION

Section 2.1    Securities Law Matters.

(a)    Spinco and RMT Partner shall cooperate with Remainco to accomplish the Spinco Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Distribution. Remainco shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Spinco Distribution, and Spinco shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to facilitate the Spinco Distribution as directed by Remainco in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements. Without limiting the generality of the foregoing, Spinco shall, and shall cause the members of its Group and its and their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by Remainco, reasonably cooperate in and take the following actions: (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and similar meetings or sessions in connection with the Spinco Distribution (including any marketing efforts); (ii) furnishing to any dealer manager or other similar agent participating in the Spinco Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for an underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form

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and covering such matters as may be reasonably requested; and (iii) furnishing all historical and forward-looking financial and other financial and other information that is available to Spinco and is reasonably required in connection with the Spinco Distribution.

(b)    In furtherance and not in limitation of the obligations set forth in Section 2.1(a), Spinco shall file the Distribution Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Distribution Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws (but shall not make any such filing prior to the Spinco Distribution without the prior written consent of Remainco). Remainco and Spinco shall prepare and mail or otherwise make available, prior to any Spinco Distribution Date, to the holders of Remainco Common Stock, such information concerning Spinco, RMT Partner, their respective businesses, operations and management, the Spinco Distribution and such other matters as Remainco shall reasonably determine and as may be required by Law. Remainco and Spinco will prepare, and Remainco or Spinco will file with or submit to the SEC, any such documentation to the extent required by applicable Law (and, if filed or submitted by Spinco, previously consented to in writing by Remainco) and any no-action letters which Remainco determines are necessary or desirable to effectuate the Spinco Distribution, and Remainco and Spinco shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Remainco and Spinco shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

Section 2.2    Certain Resignations. At or prior to the Spinco Distribution Date, Remainco shall cause each employee and director of Remainco or any member of the Remainco Group who is not a Spinco Employee to resign, effective not later than the Spinco Distribution, from all boards of directors or similar governing bodies of Spinco and the other members of the Spinco Group on which they serve, and from all positions as officers of Spinco the other members of the Spinco Group in which they serve.

Section 2.3    Spinco Debt Financing. On or before the Spinco Distribution Date, subject to the terms and conditions of the Merger Agreement, Spinco shall enter into a definitive agreement or agreements providing for the Spinco Debt Financing in an aggregate principal amount sufficient to fund (and not to exceed) the Spinco Consideration Amount, incur the Spinco Debt Financing (including, to the extent a borrowing is required under Section 8.19(k) of the Merger Agreement, in an amount up to the Additional Amount) and receive the proceeds thereof. From and after Spinco or any other member of the Spinco Group’s receipt of the proceeds of the Spinco Debt Financing, except as contemplated in Section 8.19(k) of the Merger Agreement, Spinco shall not distribute any portion of the proceeds of the Spinco Debt Financing other than in connection with the payment of the Spinco Special Cash Payment in accordance with the terms of this Agreement or in connection with satisfying any payment obligations under the Spinco Financing Arrangements.

Section 2.4    Ancillary Agreements. On or prior to the Spinco Distribution, each of Remainco and Spinco shall enter into, and/or (where applicable) shall cause the applicable

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member or members of its respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Spinco Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

Section 2.5    Distribution Agent. Remainco shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Spinco Distribution in furtherance of the terms of this Agreement and the Merger Agreement.

ARTICLE III

THE SPINCO DISTRIBUTION

Section 3.1    Form of Distribution. Remainco may, in its sole discretion, elect to effect the Spinco Distribution as a Spin-Off, as an Exchange Offer, or as a combination of a Spin-Off and an Exchange Offer with or without a Clean-Up Spin-Off; provided, that the Exchange Offer and any Clean-Up Spin-Off would, subject to the satisfaction or waiver of the applicable conditions to the Spinco Distribution and Merger, be completed in a manner so that the Spinco Distribution and Merger would occur as promptly as reasonably practicable and in any event prior to the Outside Date. Remainco shall provide written notice to RMT Partner of the form of the Spinco Distribution no later than thirty (30) days prior to the anticipated Spinco Distribution Date; provided that in the event that Remainco elects to effect the Spinco Distribution as an Exchange Offer, the foregoing prior written notice requirement shall not prohibit Remainco from effecting a Spin-Off or Clean-Up Spin-Off if the Exchange Offer is not fully subscribed. All shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date will be distributed to the holders of Remainco Common Stock in the manner set forth in Section 3.2. In the event Remainco elects to effect a Spin-Off, at least five (5) Business Days prior to the Spinco Distribution Date, Remainco shall provide to Spinco and RMT Partner a list of Record Holders entitled to receive Spinco Common Stock in connection with such Spinco Distribution.

Section 3.2    Manner of Distribution.

(a)    To the extent the Spinco Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 3.6, each Record Holder (other than Remainco or any other member of the Remainco Group) will be entitled to receive for each share of common stock, par value $1.00 per share, of Remainco (“Remainco Common Stock”) held by such Record Holder as of the Record Date a number of shares of Spinco Common Stock equal to the total number of shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date, multiplied by a fraction, the numerator of which is the number of shares of Remainco Common Stock held by such Record Holder as of the Record Date and the denominator of which is the total number of shares of Remainco Common Stock outstanding on the Record Date (for avoidance of doubt, excluding treasury shares held by any member of the Remainco Group). To the extent the Spinco Distribution is effected as a Spin-Off, prior to the Spinco Distribution Date, the Remainco Board, in accordance with applicable Law, shall establish (or designate a committee of the Remainco Board to establish) the Record Date for the Spinco Distribution to allow the Spinco Distribution to occur as promptly as practicable and any appropriate procedures in connection with the Spin-Off. To the extent any of the Spinco Distribution is effected as an

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Exchange Offer followed by a Clean-Up Spin-Off of any remaining shares of Spinco Common Stock to be distributed by Remainco pursuant to Section 3.2(b), the Remainco Board shall set the Record Date as the time on the Spinco Distribution Date immediately following the time at which the validly tendered shares of Remainco Common Stock are accepted for payment in the Exchange Offer.

(b)    To the extent any of the Spinco Distribution is effected as an Exchange Offer, (i) Remainco shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of Spinco Common Stock that will be offered for each validly tendered share of Remainco Common Stock and any exchange ratio related thereto (including any discount to the reference price of shares of Pre-Closing RMT Partner Common Stock), the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer and (ii) in accordance with Section 3.6, each Remainco stockholder may elect in the Exchange Offer to exchange a number of shares of Remainco Common Stock held by such Remainco stockholder for shares of Spinco Common Stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by Remainco and set forth in the Distribution Disclosure Documents; provided that Remainco shall, subject to the satisfaction or waiver of the applicable conditions to the Spinco Distribution and Merger, commence and complete the Exchange Offer (including any Clean-Up Spin-Off) as promptly as reasonably practicable and in any event prior to the Outside Date; provided, further, that except to the extent required by applicable Law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than consummation of the transactions contemplated by this Agreement and satisfaction of those conditions to be satisfied as of the Closing Date; provided that such conditions are capable of being satisfied at such date) shall be the earlier of (i) twenty (20) Business Days and (ii) the latest date that would permit the Spinco Distribution Date to occur prior to the Outside Date in compliance with all applicable Laws.

(c)    Subject to Section 3.1, the terms and conditions of any Clean-Up Spin-Off shall be as determined by Remainco in its sole discretion; provided, however, that: (i) any shares of Spinco Common Stock that are not subscribed for in the Exchange Offer must be distributed to Remainco’s shareholders in the Clean-Up Spin-Off and (ii) subject to any applicable Law or stock exchange requirement, the Clean-Up Spin-Off shall take place on the Spinco Distribution Date immediately following the consummation of the Exchange Offer and the Record Date for the Clean-Up Spin-Off shall be established as of such date in the same manner as provided in Section 3.2(a).

(d)    Prior to the Spinco Distribution, the Parties shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of Spinco with the Secretary of State of the State of Delaware, to increase the number of authorized shares of Spinco Common Stock so that Spinco Common Stock then authorized shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution.

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Section 3.3    Conditions to Distribution. The obligation of Remainco to effect the Spinco Distribution pursuant to this Agreement shall be subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable Law, waiver by Remainco, in its sole and absolute discretion (other than the condition set forth in Section 3.3(a), which prior to the termination of the Merger Agreement may not be waived without RMT Partner’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed), of the following conditions:

(a)    the Separation shall have been completed substantially in accordance with the Separation Plan (other than those steps that are expressly contemplated to occur at or after the Spinco Distribution);

(b)    Remainco shall have received (x) Spinco Debt Securities that satisfy the Par Exchange Requirement, (y) cash proceeds from the borrowing by Spinco under the Spinco Financing Agreements pursuant to Section 8.19(k) of the Merger Agreement or (z) a combination of the foregoing, such that the aggregate principal amount of such Spinco Debt Securities, together with such cash proceeds, shall be equal to the Additional Amount;

(c)    the Spinco Special Cash Payment shall have been consummated in accordance with this Agreement;

(d)    an independent appraisal firm shall have delivered an opinion to the Remainco Board as to (x) the solvency of Spinco and (y) the solvency and surplus of Remainco, in each case (clauses (x) and (y)) after giving effect to the Spinco Special Cash Payment, the issuance of the Spinco Debt Securities (if any) and the consummation of the Spinco Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware law) (the “Solvency Opinion”); and such Solvency Opinion shall be reasonably acceptable to Remainco in form and substance in Remainco’s sole discretion; and such Solvency Opinion shall not have been withdrawn or rescinded or modified in any respect adverse to Remainco;

(e)    the Ancillary Agreements shall have been executed and delivered by each party thereto;

(f)    each of the conditions in Article IX of the Merger Agreement to Remainco’s obligations to effect the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Spinco Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time); and

(g)    RMT Partner shall have irrevocably confirmed to Remainco that each condition in Article IX of the Merger Agreement to RMT Partner’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by RMT Partner.

Each of the foregoing conditions is for the sole benefit of Remainco and shall not give rise to or create any duty on the part of Remainco or the Remainco Board (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Remainco’s rights of termination set forth in this Agreement or the Merger Agreement; provided that the foregoing shall not limit the rights of the parties hereto under the Merger Agreement.

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Section 3.4    Additional Matters.

(a)    In the event of a Spin-Off or Clean-Up Spin-Off, no action by any Record Holder shall be necessary for such Record Holder (or such Record Holder’s designated transferee or transferees) to receive the applicable number of shares of Spinco Common Stock such stockholder is entitled to in the Spinco Distribution. For stockholders of Remainco who own shares of Spinco Common Stock through a broker or other nominee, their shares of Spinco Common Stock will be credited to their respective accounts by such broker or nominee.

(b)    No member of the Spinco Group, Remainco Group or any of their respective Affiliates, will be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.5    Tax Withholding. Remainco and Spinco, as the case may be, will be entitled, and will instruct the Transfer Agent or the Distribution Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law. Any amounts so withheld and paid over to the applicable Tax Authority will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

Section 3.6    Delivery of Shares. Upon the consummation of the Spinco Distribution, Remainco will deliver to the Transfer Agent or Distribution Agent, as applicable, a book-entry authorization representing the shares of Spinco Common Stock being distributed in the Spinco Distribution for the account of the Remainco stockholders that are entitled thereto. The Distribution Agent will hold such book-entry shares for the account of the Remainco stockholders pending the Merger, as provided in Section 4.1 of the Merger Agreement. From immediately after the time of the Spinco Distribution until immediately prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the Transfer Agent for the shares of Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Spinco Distribution will be deemed to be effective upon written authorization from Remainco to the Transfer Agent or the Distribution Agent to proceed as set forth in Section 3.2.

Section 3.7    Release of Security Interests. Remainco shall, at its sole cost and expense, use reasonable best efforts to cause any Security Interest on any Spinco Transferred Asset that serves as collateral or security for any Indebtedness of any member of the Remainco Group to be unconditionally released and discharged (any such unconditional release and discharge, a “Discharge”) prior to the Spinco Distribution. If any such Security Interest is not so Discharged prior to the Spinco Distribution, Remainco shall, at it sole cost and expense, to use reasonable best efforts to cause such Security Interest to be Discharged as promptly as reasonably possible thereafter. Any loss of, or liabilities resulting from restrictions on the use of, the underlying asset arising from the failure of any such Security Interest to be Discharged shall constitute a Remainco Assumed Liability.

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ARTICLE IV

CERTAIN COVENANTS

Section 4.1    Auditors and Audits; Annual and Quarterly Financial Statements and Accounting. Each Party agrees (on behalf of itself and each other member of its Group) that, following the Spinco Distribution Date until the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, it shall provide, and cause each member of its Group to provide, reasonable access and assistance with respect to (x) any statutory audit with respect to any fiscal year ending prior to the Spinco Distribution Date or for any portion of a fiscal year prior to the Spinco Distribution Date, in each case, in respect of which the Party requesting such reasonable assistance and access was an Affiliate (or relevant member of its Group) of the other Party’s Group, (y) the preparation and audit of each of the Party’s (or RMT Partner’s) financial statements for the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) or amendments thereto, and (z) the audit of each Party’s (or RMT Partner’s) internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s (or RMT Partner’s) disclosure controls and procedures in respect of the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year); provided that in the event that any Party (or RMT Partner) changes its auditors within one (1) year of the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, then such Party (or RMT Partner) may request reasonable access on the terms set forth in this Section 4.1 for a period of up to one hundred and eighty (180) days from such change; provided, further, that, notwithstanding the foregoing, access of the type described in this Section 4.1 shall be afforded by and to each of the Parties (or RMT Partner) (from time to time following the Spinco Distribution Date), as applicable, to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the SEC, or as reasonably necessary to meet a filing, reporting or similar obligation required under applicable Law (including under Public Reports).

(a)    Date of Auditors’ Opinion. (i) Each of RMT Partner and Spinco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of their respective ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Remainco to meet its timetable for the printing, filing and public dissemination of Remainco’s annual financial statements for such fiscal year and (ii) Remainco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of its ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Spinco and RMT Partner to meet its timetable for the printing, filing and public dissemination of Spinco’s and RMT Partner’s annual financial statements for such fiscal year.

(b)    Annual Financial Statements. (i) Each of Remainco, Spinco and RMT Partner shall provide reasonable access to Remainco, Spinco and RMT Partner on a timely basis

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and shall provide all Information reasonably required to meet such Person’s schedule for the preparation, printing, filing, and public dissemination of such Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and for management’s assessment of the effectiveness of such Person’s disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to Remainco or RMT Partner, as the case may be, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”) for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and (ii) without limiting the generality of the foregoing clause (i), each of Remainco, Spinco and RMT Partner shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the other Person’s auditors (the “Other Party’s Auditors”) with respect to Information to be included or contained in such other Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and to permit the Other Party’s Auditors and management to complete the Internal Control Audit and Management Assessments, if required.

(c)    Access to Personnel and Records. Subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Article VI) and to the extent it relates to the time prior to the Spinco Distribution, (i) each Party shall authorize and request its respective auditors to make reasonably available to the Other Parties’ Auditors both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements with the SEC for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year), and (ii) each Party shall use commercially reasonable efforts to make reasonably available to the Other Parties’ Auditors and management its personnel and Records in a reasonable time prior to the Other Parties’ Auditors’ opinion date and other Parties’ management’s assessment date so that the Other Parties’ Auditors and other Parties’ management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments.

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(d)    Current, Quarterly and Annual Reports. (i) Following the Spinco Distribution, until each Party and RMT Partner has filed its annual report on Form 10-K for the calendar year following the year in which the Spinco Distribution occurs, at least three (3) Business Days prior to the earlier of public dissemination or filing with the SEC, each Party and RMT Partner shall deliver to each other Party and RMT Partner a reasonably complete draft of the portion of any earnings news release or any filing with the SEC related to the Spinco Business and containing financial statements for the related year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and the calendar year following such year, including current reports on Form 8-K, quarterly reports on 10-Q and annual reports on Form 10-K or any other annual report purporting to fulfill the requirements of 17 CFR 240-14c-3 (such reports, collectively, the “Public Reports”); provided, however, that each of the Parties and RMT Partner may continue to revise its respective Public Report prior to the filing thereof, which changes will be delivered to each other Party and RMT Partner as soon as reasonably practicable; provided, further, that each Party’s and RMT Partner’s personnel will actively and reasonably consult with each other’s personnel regarding any proposed changes to its respective Public Report and related disclosures prior to the anticipated filing with the SEC, with particular focus on any changes which would reasonably be expected to have an effect upon each other Party’s or RMT Partner’s financial statements or related disclosures, (ii) each Party and RMT Partner shall notify the other Party and/or RMT Partner, as applicable, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s or RMT Partner’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Spinco Form 10 or the Form 8-K to be filed by Remainco with the SEC on or about the time of the Spinco Distribution and (iii) if any such differences are notified by any Party or RMT Partner, the Parties and RMT Partner shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Public Report, to consult with each other in respect of such differences and the effects thereof on the other Person’s applicable Public Reports.

(e)    To the extent RMT Partner is required to describe the compensation plans of Remainco in order to comply with any reporting, disclosure, filing or other requirements imposed under applicable securities Laws or exchange requirements, RMT Partner shall substantially conform such discussion to Remainco’s most recently filed Proxy Statement or Form 10-K to the extent consistent with applicable Law.

(f)    Nothing in this Section 4.1 shall require any Party or RMT Partner to violate any Law (including any Data Protection Law), Contract with any Third Party or policy regarding the confidentiality of confidential and proprietary Information relating to that Third Party or its business; provided, however, that in the event that a Party or RMT Partner is required under this Section 4.1 to disclose any such Information, such Party or RMT Partner shall use commercially reasonable efforts to seek to obtain any such Third Party’s written consent to the disclosure of such Information.

Section 4.2    Separation of Information.

(a)    Spinco shall, and shall cause the other members of the Spinco Group to, use commercially reasonable efforts to deliver to Remainco (or its designee) as promptly as

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practicable (and, in any event, no later than twenty-four (24) months following the Spinco Distribution) all Information (i) that constitutes a Remainco Transferred Asset, (ii) to which a member of the Remainco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or (iii) to the extent that such Information is related to the Remainco Business, but, in each case of the foregoing clauses (i) through (iii), if such Information is commingled in any member of the Spinco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Spinco Group), Spinco may redact Information to the extent that it is related to the Spinco Business, is commercially or competitively sensitive and could cause harm to the Spinco Business or to which a member of the Remainco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement; provided that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(b)    If Remainco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Remainco reasonably believes is related to the Remainco Business or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, but is held by or on behalf of any member of the Spinco Group (or any transferee thereof), Spinco shall, and shall cause any other applicable member of the Spinco Group to, request that the archive holder deliver such item to Spinco for review as soon as reasonably practicable, and Spinco shall review such request and deliver the requested material to Remainco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Spinco shall deliver the material to Remainco as promptly as reasonably practicable and shall notify Remainco of the expected timeframe to allow Remainco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement or Ancillary Agreement; provided, further, that if such requested material is not related to the Remainco Business or a member of the Remainco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, Spinco shall not deliver the material to Remainco, but shall provide Remainco with an explanation in reasonable detail of such determination and discuss with Remainco in good faith.

(c)    Remainco shall, and shall cause the other members of the Remainco Group to, use commercially reasonable efforts to deliver to Spinco (or its designee) as promptly

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as practicable (and, in any event, no later than twenty-four (24) months following the Spinco Distribution) all Information (i) that constitutes a Spinco Transferred Asset, (ii) to which a member of the Spinco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or (iii) to the extent that such Information is related to the Spinco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Remainco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Remainco Group), Remainco may redact Information to the extent that it is related to the Remainco Business, is commercially or competitively sensitive and could cause harm to the Remainco Business or to which a member of the Spinco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement; provided that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(d)    If Spinco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Spinco reasonably believes is related to the Spinco Business or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, but is held by or on behalf of any member of the Remainco Group (or any transferee thereof), Remainco shall, and shall cause any other applicable member of the Remainco Group to, request that the archive holder deliver such item to Remainco for review as soon as reasonably practicable, and Remainco shall review such request and deliver the requested material to Spinco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Remainco shall deliver the material to Spinco as promptly as reasonably practicable and shall notify Spinco of the expected timeframe to allow Spinco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement; provided, further, that if such requested material is not related to the Spinco Business or a member of the Spinco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement, Remainco shall not deliver the material to Spinco but shall provide Spinco with an explanation in reasonable detail of such determination and discuss with Spinco in good faith.

Section 4.3    Nonpublic Information. Each Party acknowledges on behalf of itself and the other members of its Group that Information provided pursuant to this Agreement may constitute material, nonpublic information, and trading in the securities of a member of any Group (or the securities of such Person’s Affiliates, or partners) while in possession of such material, nonpublic material information may constitute a violation of the U.S. federal securities Laws.

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Section 4.4    Cooperation. Subject to the terms and limitations contained in this Agreement and the Ancillary Agreements, each Party and RMT Partner shall, and shall cause the other members of its Group (as applicable), their respective then-Affiliates, each of its and their respective Affiliates and its and their employees to provide reasonable cooperation and assistance to each other Party and to RMT Partner (and any member of such Party’s Group) in connection with (i) planning for the Separation, (ii) the completion of the Separation substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby) and the transactions contemplated herein and in each Ancillary Agreement and (iii) requests for Information from, audits or other examinations of, such other Party (or member of such Party’s Group) by a Governmental Entity at no additional cost to the Party (or member of such Party’s Group) requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party (or its Group) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party (or its Group), if applicable. The cooperation and assistance provided for in this Section 4.4 shall not be required to the extent such cooperation and assistance would result in an undue burden on any Party (or any member of its Group) or would unreasonably interfere with any of its employees’ normal functions and duties.

Section 4.5    IT Assets Separation. Substantially in accordance with the Separation Plan, Remainco shall, and shall cause its respective Affiliates to, logically and physically separate the Spinco IT Assets from the Remainco IT Assets in such a manner that the Spinco IT Assets are not accessible to Remainco or its Affiliates (other than any member of the Spinco Group), and the Remainco IT Assets are not accessible to Spinco or any member of the Spinco Group (except, in each case, as and to the extent such access is necessary for the provision or receipt of services pursuant to the Ancillary Agreements and Continuing Arrangements). Remainco and Spinco (and RMT Partner) shall reasonably cooperate in the migration of Spinco IT Assets to the systems of RMT Partner, as appropriate.

ARTICLE V

INDEMNIFICATION

Section 5.1    Release of Pre-Distribution Claims.

(a)    Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement and (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article V, each Party, on behalf of itself and each member of its Group, and to the extent permitted by Law, all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers, agents or employees of any member of its respective Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, (x) do hereby, irrevocably but

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effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge the other Party and the other members of such other Party’s Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers, agents or employees of any member of such other Party’s Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, including in connection with the Separation, Spinco Distribution or any of the other transactions contemplated hereunder and under the Ancillary Agreements, provided, however, that no Spinco Employee shall be remised, released and discharged to the extent such Liability relates to, arises out of or results from intentional misconduct by such employee. The foregoing release includes a release of any rights and benefits conferred by or under California Civil Code Section 1542 or any law of the United States or principle of common law or any law, which is similar, comparable, or equivalent to California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Party hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and further agrees that this release has been negotiated and agreed upon in light of that awareness and nevertheless each Party expressly waives any and all rights which they may have under Section 1542 of the California Civil Code or any other state or federal statute or common law principle of similar effect.

(b)    Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement or (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article V, RMT Partner on behalf of itself and its Affiliates, successors and assigns (x) does hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge Remainco and the other members of the Remainco Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of the Remainco Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, from existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, to the extent related to the Separation, Spinco Distribution or any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements; provided, however, that no Spinco Employee shall be remised, released

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and discharged to the extent such Liability relates to, arises out of or results from intentional misconduct by such employee. The foregoing release includes a release of any rights and benefits conferred by or under California Civil Code Section 1542 or any law of the United States or principle of common law or any law, which is similar, comparable, or equivalent to California Civil Code Section 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

RMT Partner hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and further agrees that this release has been negotiated and agreed upon in light of that awareness and nevertheless expressly waives any and all rights which it may have under Section 1542 of the California Civil Code or any other state or federal statute or common law principle of similar effect.

(c)    Nothing contained in this Agreement, including Section 5.1(a), Section 5.1(b) or this Section 5.1(c) shall impair or otherwise affect any right of any Party, any member of any Group, or any Party’s or member of a Group’s respective heirs, executors, administrators, successors and assigns to enforce this Agreement, the Merger Agreement, any Ancillary Agreement, any Continuing Arrangements or any agreements, arrangements, commitments or understandings that continue in effect after the Spinco Distribution pursuant to the terms of this Agreement, the Merger Agreement or any Ancillary Agreement. In addition, nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:

(i)    any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Spinco, any Spinco Assumed Liability and (B) with respect to Remainco, any Remainco Assumed Liability;

(ii)    any Liability under any Continuing Arrangements;

(iii)    any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or any Ancillary Agreement or otherwise for claims or Proceedings brought against any Indemnitee by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article V or, in the case of any Liability arising out of an Ancillary Agreement, the applicable provisions of such Ancillary Agreement;

(iv)    the obligation of Remainco, Spinco, RMT Partner or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement;

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(v)    any Liability arising out of or resulting from any Contract that is entered into after the Spinco Distribution between a member of the Remainco Group, on the one hand, and a member of the Spinco Group, on the other hand; and

(vi)    any Liability the release of which would result in a release of any Person other than the Persons released in Section 5.1(a) or Section 5.1(b); provided that the Parties and RMT Partner agree not to bring any Proceeding or permit any of their Subsidiaries or other members of their respective Group, or any of their respective Affiliates, to bring any Proceeding against a Person released in Section 5.1(a) or Section 5.1(b) with respect to such Liability.

In addition, nothing contained in Section 5.1(a) shall release (A) Spinco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Spinco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Proceeding with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Proceeding is a Remainco Assumed Liability, Remainco shall indemnify Spinco for such Liability (including Spinco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V or (B) Remainco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Remainco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Proceeding with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Proceeding is a Spinco Assumed Liability, Spinco shall indemnify Remainco for such Liability (including Remainco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article V.

(d)    From and after the time of the Spinco Distribution, each Party shall not, and shall not permit its Subsidiaries or the other members of its Group, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Proceeding asserting any claim, demand or offset, including any claim for indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 5.1(a) or their respective successors with respect to any Liabilities released pursuant to Section 5.1(a).

(e)    From and after the time of the Spinco Distribution, RMT Partner shall not, and shall not permit its Subsidiaries, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Proceeding asserting any claim, demand or offset, including any claim for indemnification, against Remainco or any member of the Remainco Group, or any other Person released pursuant to Section 5.1(b) or their respective successors with respect to any Liabilities released pursuant to Section 5.1(b).

(f)    It is the intent of each Party and RMT Partner, by virtue of the provisions of this Section 5.1, to provide for, at the time of the Spinco Distribution, a full and complete

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release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Spinco Distribution, whether known or unknown, between or among any Party (and/or a member of such Party’s Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or parties’ Group) (or RMT Partner and its Affiliates), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Spinco Distribution), except as specifically set forth in this Section 5.1. At any time, at the reasonable request of any other Party, each Party shall use commercially reasonable efforts to cause its Subsidiaries and each other member of its respective Group and, to the extent reasonably practicable each other Person on whose behalf it released Liabilities pursuant to this Section 5.1 to execute and deliver releases reflecting the provisions hereof. Furthermore, at any time, at the reasonable request of Remainco, RMT Partner shall cause its Subsidiaries and, to the extent practicable each other Person on whose behalf it released Liabilities pursuant to this Section 5.1 to execute and deliver releases reflecting the provisions hereof.

(g)    Each of Remainco and Spinco, on behalf of itself and the members of its Group, hereby waives any claims, rights of termination and any other rights under any Continuing Arrangement related to or arising out of the Separation or the Spinco Distribution (including with respect to any “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply).

(h)    Each of Remainco and RMT Partner, on behalf of itself and its Subsidiaries, hereby waives any claims, rights of termination and any other rights under any Contract by and between or among any member of the Remainco Group or the Spinco Group, on the one hand, and RMT Partner and its Subsidiaries, on the other hand, related to or arising out of the Separation or the Spinco Distribution (including with respect to any “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply).

Section 5.2    Indemnification by Remainco. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, following the Spinco Distribution Date, Remainco shall and shall cause the other members of the Remainco Group to indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees to the extent relating to, arising out of or resulting from (i) the Liabilities which were expressly assumed by a member of the Remainco Group pursuant to this Agreement, (ii) any breach by Remainco of any provision of this Agreement or, subject to Section 5.9, the Ancillary Agreements and (iii) except to the extent it relates to a Spinco Assumed Liability, any guarantee, indemnification or contribution obligation or Credit Support Instrument for the benefit of any member of the Remainco Group by any member of the Spinco Group that survives following the Spinco Distribution.

Section 5.3    Indemnification by Spinco and RMT Partner. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set

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forth in any provision of this Agreement, (x) Spinco shall, and shall cause the other members of the Spinco Group to, indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from (i) the Liabilities which were expressly assumed by a member of the Spinco Group pursuant to this Agreement, (ii) any breach by Spinco of any provision of this Agreement or, subject to Section 5.9, the Ancillary Agreements and (iii) except to the extent it relates to a Remainco Assumed Liability, any guarantee, indemnification or contribution obligation or Credit Support Instrument for the benefit of any member of the Spinco Group by any member of the Remainco Group that survives following the Spinco Distribution and (y) from and following the Closing, RMT Partner shall and shall cause its Subsidiaries to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees indemnifiable pursuant to this Article V to the extent not paid by a member of the Spinco Group.

Section 5.4    Procedures for Third Party Claims.

(a)    If a claim or demand is made against a Remainco Indemnitee or a Spinco Indemnitee (each, an “Indemnitee”) by any Person who is not a member of the Remainco Group, Spinco Group or RMT Partner and its Affiliates (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party which is or may be required pursuant to this Article V to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as practicable (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations under this Article V except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, as promptly as practicable (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b)    Other than in the case of indemnification by a beneficiary Party of a guarantor Party pursuant to Section 1.10(c) (the defense of which shall be controlled by the beneficiary Party), an Indemnifying Party shall be entitled (but shall not be required) to assume and control the defense of any Third Party Claim at such Indemnifying Party’s own expense and with counsel selected by the Indemnifying Party with the consent of the applicable Indemnitees (such consent not to be unreasonably withheld, conditioned or delayed) if it gives prior written notice of its intention to do so to the applicable Indemnitees within thirty (30) days of the Indemnifying Party’s receipt of notice of the relevant Third Party Claim from the applicable Indemnitees pursuant to Section 5.4(a). Within thirty (30) days after the receipt of notice from an Indemnitee (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election as to whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions to its defense. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an allegation of a criminal violation, (y) seeks injunctive, equitable or other

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relief other than monetary damages against the Indemnitee (provided that such Indemnitee shall reasonably cooperate with the Indemnifying Party, at the request of the Indemnifying Party, in seeking to separate any such claims from any related claim for monetary damages if this clause (y) is the sole reason that such Third Party Claim is a Non-Assumable Third Party Claim) or (z) is made by a Governmental Entity (clauses (x), (y) and (z), the “Non-Assumable Third Party Claims”). After notice from an Indemnifying Party to an Indemnitee of the Indemnifying Party’s election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, materials and other information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as may be reasonably required by the Indemnifying Party; provided, however, that in the event a conflict of interest exists, or is reasonably likely to exist, that would make it inappropriate in the reasonable judgment of counsel to the applicable Indemnitee(s) for the same counsel to represent both the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, one separate counsel (and any necessary local counsel) as required by the applicable rules of professional conduct with respect to such matter. In the event that the Indemnifying Party exercises the right to assume and control the defense of a Third Party Claim as provided above, (1) the Indemnifying Party shall keep the Indemnitee(s) reasonably apprised of all material developments in such defense, (2) the Indemnifying Party shall not withdraw from the defense of such Third Party Claim without providing advance notice to the Indemnitee(s) reasonably sufficient to allow the Indemnitee(s) to prepare to assume the defense of such Third Party Claim, and (3) the Indemnifying Party shall conduct the defense of the Third Party Claim actively and diligently.

(c)    If the Indemnifying Party elects not to assume the defense of such Third Party Claim, fails to notify an Indemnitee of its election or if the claim relates to or arises in connection with a Non-Assumable Third Party Claim, then the applicable Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party to the extent indemnification is available hereunder and the Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at such Indemnifying Party’s own cost and expense with counsel selected by the Indemnifying Party that is reasonably acceptable to the applicable Indemnitees. Other than in the case of a Non-Assumable Third Party Claim, if an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim or fails to notify an Indemnitee of its election as provided in Section 5.4(b), or if the Indemnifying Party fails to actively and diligently defend the Third Party Claim, the applicable Indemnitee(s) may defend such Third Party Claim. If the Indemnitee is conducting the defense of any Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, material and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as may be reasonably required by the Indemnitee pursuant to a joint defense agreement to be entered into by Indemnitee and the Indemnifying Party; provided, however, that such access shall not require the Indemnifying Party to disclose any information the disclosure of which would, in the reasonable judgment of counsel to the Indemnifying Party, result in the loss of any existing attorney-client privilege with respect to such information or violate any applicable Law or such Person’s contractual obligations.

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(d)    No Indemnitee may admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If an Indemnifying Party has failed to assume the defense of a Third Party Claim, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted or that such Indemnifying Party does not approve of the quality or manner of the defense thereof.

(e)    In the case of a Third Party Claim, the Indemnifying Party shall not admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge, the Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(f)    Notwithstanding anything herein or, subject to Section 5.9, in any Ancillary Agreement or any Conveyancing and Assumption Instrument to the contrary, other than (i) the indemnification provisions in Section 1.7 and Section 1.10, (ii) the Spinco Special Cash Payment adjustment mechanism in Section 1.3 and (iii) actions for specific performance or injunctive or other equitable relief pursuant to Section 9.6, the indemnification provisions of this Article V shall be the sole and exclusive remedy of the Parties, the parties to the Conveyancing and Assumption Instruments, RMT Partner and any Indemnitee for any breach of this Agreement or, subject to Section 5.9, any Ancillary Agreement or any Conveyancing and Assumption Instrument and for any failure to perform and comply with any covenant or agreement in this Agreement or in any Conveyancing and Assumption Instrument; (B) each Party, RMT Partner and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies it may have with respect to the foregoing other than under this Article V against any Indemnifying Party; (C) none of the Parties, the members of their respective Groups, RMT Partner or any other Person may bring a claim under any Conveyancing and Assumption Instrument; (D) any and all claims arising out of, resulting from, or in connection with the Separation or the other transactions contemplated in this Agreement must be brought under and in accordance with the terms of this Agreement; and (E) no breach of this Agreement or any Conveyancing and Assumption Instrument shall give rise to any right on the part of any party hereto or thereto, after the consummation of the Spinco Distribution, to rescind this Agreement, any Conveyancing and Assumption Instrument or any of the transactions contemplated hereby or thereby (except as expressly provided in Section 1.8); provided, however, that indemnification for Tax matters shall be governed by the terms, provisions and procedures of the Tax Matters Agreement and not by this Article V. Each Party shall cause the members of its Group to comply with this Section 5.4(f) and RMT Partner shall cause its Subsidiaries to comply with this Section 5.4(f).

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(g)    The provisions of this Article V shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 5.4 to give a notice with respect to the existence of any Third Party Claim that exists as of the Spinco Distribution. Each Party on behalf of itself and each other member of its Group, and RMT Partner on behalf of itself and its Subsidiaries acknowledges that Liabilities for Proceedings (regardless of the parties to the Proceedings) may be partly Liabilities of Spinco and partly Liabilities of Remainco. If the Parties cannot agree on the allocation of any such Liabilities for Proceedings, they shall resolve the matter of such allocation pursuant to the procedures set forth in Article VII. No Party shall, nor shall any Party permit the other members of its Group (or their respective then-Affiliates) to, file Third Party Claims or cross-claims against any other Party or any members of another Group in a Proceeding in which a Third Party Claim is being resolved. RMT Partner shall not, and shall not permit any of its Subsidiaries to, file Third Party Claims or cross-claims against Remainco or any members of the Remainco Group in a Proceeding in which a Third Party Claim is being resolved.

(h)    This Section 5.4, Section 5.5, Section 5.6 and Section 5.7 shall not apply to Tax Contests, which shall be governed exclusively by the Tax Matters Agreement.

Section 5.5    Procedures for Direct Claims. An Indemnitee shall give the Indemnifying Party written notice of any matter that an Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (other than a Third Party Claim which shall be governed by Section 5.4), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.

Section 5.6    Cooperation in Defense and Settlement.

(a)    With respect to any Third Party Claim in which both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable) and the Remainco Group are named parties or that implicates both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable), on the one hand, and Remainco Group, on the other hand, in a material respect, including due to the reasonably foreseeable impact on the Remainco Business or the Spinco Business of the relief sought or the responsibilities for management of defense and related indemnities pursuant to this Agreement, Spinco (or RMT Partner, as applicable) and Remainco agree to use commercially reasonable efforts to cooperate and maintain a joint defense (in a manner that will preserve for all Parties any Privilege). The Party that is not responsible for managing the defense of any such Third Party Claim shall be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims at its own cost and expense. Notwithstanding the foregoing, nothing in this Section 5.6(a) shall derogate from any Party’s rights to control the defense of any Proceeding in accordance with Section 5.4.

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(b)    (i) Notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Remainco, materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group, Remainco shall have, at Remainco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Spinco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Remainco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Spinco Group of any Information relating to any current or former officer or director of any member of the Remainco Group, such Information will only be submitted in a form consented to by Remainco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Spinco, materially and adversely impact the conduct of the Spinco Business or result in a material adverse change to any member of the Spinco Group, Spinco shall have, at Spinco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Remainco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Spinco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Remainco Group of any Information relating to any current or former officer or director of any member of the Spinco Group, such Information will only be submitted in a form consented to by Spinco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed). With regard to the matters specified in the preceding clause (i), Remainco shall have a right to consent to any compromise or settlement related thereto by any member of the Spinco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries at such time or the Remainco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole and with regard to the matters specified in the preceding clause (ii), Spinco shall have a right to consent to any compromise or settlement related thereto by any member of the Remainco Group to the extent that the effect on any member of the Spinco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Spinco and its Subsidiaries at such time or the Spinco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Spinco Group, taken as a whole, than the effect on the Remainco Group, taken as a whole.

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(c)    Each Party agrees on behalf of itself and its Subsidiaries and the other members of its Group that at all times from and after the Spinco Distribution, if a Proceeding is commenced by a Third Party naming both Remainco and Spinco (or any member of such Parties’ respective Groups or their respective then-Affiliates) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group or their respective then-Affiliates) is a nominal defendant and/or such Proceeding is otherwise not a Liability allocated to such named Party under this Agreement, then the other Party shall use, and shall cause the other members of its respective Group to use, commercially reasonable efforts to cause such nominal defendant to be removed from such Proceeding, as soon as reasonably practicable (including using commercially reasonable efforts to petition the applicable court to remove such Party (or member of its Group or their respective then-Affiliates) as a defendant to the extent such Proceeding relates solely to Assets or Liabilities that another Party (or Group) has been allocated pursuant to this Agreement). In the event of a Proceeding in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, each Party shall, and shall cause the other members of its Group to, use commercially reasonable efforts to substitute the Indemnifying Party for the named defendant, if reasonably practicable and advisable under the circumstances. If such substitution or addition cannot be achieved for any reason or is not requested, management of the Proceeding shall be determined as set forth in this Article V.

Section 5.7    Indemnification Payments. Indemnification required by this Article V shall be made by periodic payments of the amount of Indemnifiable Loss in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss or Liability is incurred. The applicable Indemnitee shall deliver to the Indemnifying Party, upon request, reasonable documentation setting forth the basis for the amount of such payments, including documentation with respect to calculations made and consideration of any Insurance Proceeds or Third Party Proceeds that actually reduce the amount of such Indemnifiable Losses; provided that the delivery of such documentation shall not be a condition to the payments described in the first sentence of this Section 5.7, but the failure to deliver such documentation may be the basis for the Indemnifying Party to contest whether the applicable Indemnifiable Loss or Liability was incurred by the applicable Indemnitee.

Section 5.8    Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)    Any Indemnifiable Loss subject to indemnification pursuant to this Article V, shall be calculated (i) net of Insurance Proceeds that actually reduce the amount of the Indemnifiable Loss and (ii) net of any proceeds received by the Indemnitee from any Third Party (net of any deductible, retention amount or increased insurance premiums incurred by the Indemnifying Party in obtaining such recovery) for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying

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Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)    The Parties hereby agree that an insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto and, solely by virtue of the indemnification provisions hereof, shall not have any subrogation rights with respect thereto, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit it would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that it would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnitee is entitled in connection with any Indemnifiable Loss for which the Indemnitee seeks indemnification pursuant to this Article V; provided that the Indemnitee shall not be required to proceed against any key customer, key supplier or other significant commercial counterparty of such Indemnitee’s Business or the business of its Affiliates if, in the reasonable and good faith determination of the Indemnitee, pursuing to collect or recover from such Person would have a material adverse impact on the Indemnitee or its Affiliate’s relationship with such Person; provided, further, that the Indemnitee’s inability, following such efforts, to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit or delay the Indemnifying Party’s obligations hereunder. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment or otherwise satisfying any indemnification obligation, pending the outcome of any Proceeding to collect or recover Insurance Proceeds.

(c)    In addition to the provisions of Section 5.8(a), any Indemnifiable Loss subject to indemnification pursuant to this Article V, shall be (i) increased by the amount of any Tax detriment suffered or incurred by the Indemnitee as a result of the Indemnifiable Loss and indemnification payments received in respect thereof and (ii) reduced by the amount of any Tax Benefit realized by the Indemnitee as a result of the event giving rise to the Indemnifiable Loss; provided that nothing in this Section 5.8(c) shall override the provisions of the Tax Matters Agreement.

Section 5.9    Ancillary Agreements. Notwithstanding anything in this Agreement to the contrary, to the extent any Ancillary Agreement contains any specific, express indemnification obligation or contribution obligation relating to any Asset or Liability contributed, assumed, retained, transferred, delivered or conveyed pursuant to such Ancillary Agreement, or relating to any other specific matter, the indemnification obligations contained herein shall not apply to such Asset or Liability, or such other specific matter, and instead the indemnification and/or contribution obligations set forth in such Ancillary Agreement shall govern with regard to such Asset or Liability or any such other specific matter.

Section 5.10    Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article V) or any Ancillary Agreement, neither Group shall be liable to the other Group or its Indemnitees for, and “Indemnifiable Losses” shall

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not include any (i) amounts for any incidental, indirect or consequential damages or other speculative form of damages (including loss of profits or revenue) or (ii) punitive, treble, special, or exemplary damages, except, in the case of each of clauses (i) and (ii), to the extent actually required to be paid to a Person who is not a member of either Group or RMT Partner and its Subsidiaries pursuant to a Third Party Claim that has been resolved by (a) a settlement entered into in accordance with this Agreement and any applicable Ancillary Agreement or (b) a judicial decision, arbitral award or binding order of a Governmental Entity with competent jurisdiction (in each case without possibility of appeal or where the time for appeal has expired).

Section 5.11    No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party or RMT Partner a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 5.12    Additional Matters; Survival of Indemnities.

(a)    The indemnity agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder; and (iii) any termination of this Agreement. The indemnity agreements contained in this Article V shall survive the Spinco Distribution.

(b)    The rights and obligations of RMT Partner, any member of the Remainco Group or any member of the Spinco Group, in each case, under this Article V, shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such Assets, businesses or Liabilities.

ARTICLE VI

CONFIDENTIALITY; ACCESS TO INFORMATION

Section 6.1    Preservation of Corporate Records.

(a)    Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing (or causing to be provided) Records or access to Information to another Party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party (or its Group or any of its or their respective then-Affiliates) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as are reasonably incurred in providing such Records or access to Information.

(b)    Except as otherwise required or agreed to in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 6.2, each Party shall, and shall cause the other members of its Group (and any of their successors and assigns) to, use commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to

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be retained pursuant to the policies or ordinary course practices of Remainco in effect on the Spinco Distribution Date and communicated to RMT Partner at least thirty (30) days prior to the Spinco Distribution, (ii) the date on which such Information is no longer required to be retained pursuant to any “litigation hold” issued by Remainco or any of its Subsidiaries prior to the Spinco Distribution and communicated to RMT Partner at least thirty (30) days prior to the Spinco Distribution, (iii) the concluding date of any period as may be required by any applicable Law, (iv) with respect to any pending or threatened Proceeding arising after the Spinco Distribution Date, to the extent that any member of the Group in possession of such Information has been notified in writing pursuant to a “litigation hold” by any Party of such pending or threatened Proceeding, the concluding date of any such “litigation hold,” and (v) the concluding date of any period during which the destruction of such Information would reasonably be expected to interfere with a pending or threatened investigation by a Governmental Entity which is known to any member of the Group in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire. The Parties agree that upon reasonable written request from the applicable other Party that certain Information relating to the Remainco Business, the Spinco Business or the transactions contemplated hereby be retained in connection with a Proceeding, each Party shall, and shall cause the other members of its Group (and any of their respective then-Affiliates) to use commercially reasonable efforts (at the requesting Party’s sole cost and expense) to preserve and not to destroy or dispose of such Information without the consent (such consent not to be unreasonably withheld, conditioned or delayed) of the requesting Party (for the avoidance of doubt, reasonable efforts shall include issuing a “litigation hold”).

(c)    The Parties intend, and acknowledge that each of their Subsidiaries and members of its respective Group intends, that any Transfer of Information that would otherwise be within the attorney-client or attorney work product privileges shall not operate as a waiver of any potentially applicable Privilege.

Section 6.2    Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of such Article V will govern) or for matters related to the provision of Tax Records (in which event the Tax Matters Agreement will govern) or for matters related to the separation of Information (which shall be governed by Section 4.2) and without limiting the applicable provisions of Article IV, and subject to appropriate restrictions for Privileged Information or Confidential Information:

(a)    After the Spinco Distribution Date and until the date on which Spinco is no longer required to retain, or cause to be retained, the Information requested pursuant to this Section 6.2(a) in accordance with Spinco’s obligations under Section 6.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Remainco for Information (i) which (A) constitutes an Asset of the Remainco Group, as applicable, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date, or (B) relates to the Remainco Group or the conduct of the Remainco Business, as the case may be, up to the Spinco Distribution Date, solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Spinco shall, and shall cause the other members of the Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such

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request, Remainco, and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of any member of the Spinco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Remainco Group in accordance with clause (i)(A) or relate to the Remainco Group or the conduct of the Remainco Business in accordance with clause (i)(B) and are not already in the possession or control of Remainco (or any member of its Group); provided that, except in the case of clause (i)(A), to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, and shall cause the other members of its Group (and each of its and their respective then-Affiliates) to, at its own expense, return them to Spinco within a reasonable time after the need to retain such originals pursuant to this Section 6.2 has ceased; provided, further, that, in the event that Spinco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Spinco or any member of the Spinco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of the requesting Party), Spinco shall not be obligated to, and shall not be obligated to cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Remainco; provided, however, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Remainco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Remainco (including under applicable securities Laws) by a Governmental Entity having jurisdiction over Remainco, (y) is required by Remainco in connection with the production of any financial statements produced in connection with any acquisition or disposition involving Remainco, or (z) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Proceeding or other similar requirements, as applicable, Spinco shall, and shall cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Remainco Group has a reasonable need for such originals) in the possession or control of Spinco or any other member of the Spinco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (ii)(x), (y) or (z) and are not already in the possession or control of Remainco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return such Information to Spinco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that Spinco reasonably determines that any such access or the

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provision of any such Information (including Information requested under Section 4.1 or Section 4.2(b)) would violate any Law (including any Data Protection Law), Contract with a Third Party or policies or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of the requesting Party), Spinco shall not be obligated to provide such Information requested by Remainco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(b)    After the Spinco Distribution Date and until the date on which Remainco is no longer required to retain, or cause to be retained, the Information requested pursuant to this Section 6.2(b) in accordance with Spinco’s obligations under Section 6.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Spinco for Information (i) which (A) constitutes an Asset of the Spinco Group, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date or (B) relates to the Spinco Group or the conduct of the Spinco Business up to the Spinco Distribution Date solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if the Party making the request has a reasonable need for such originals) in the possession or control of any member of the Remainco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Spinco Group in accordance with clause (i)(A) or relate to the Spinco Group or the conduct of the Spinco Business in accordance with clause (i)(B) and are not already in the possession or control of Spinco (or any member of its Group); provided that, except in the case of clause (i)(A) to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, and shall cause the other members of its Group (and its respective then-Affiliates) to, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 4.1 or Section 4.2(d)) would reasonably be expected to be materially commercially detrimental to Remainco or any member of the Remainco Group or would violate any Law (including any Data Protection Law), Contract with a Third Party or policies or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of Spinco), Remainco shall not be obligated to, and shall not be obligated to cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Spinco, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco

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Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Spinco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on such Person (including under applicable securities Laws) by a Governmental Entity having jurisdiction over such Person, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Proceeding or other similar requirements, as applicable, Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Spinco Group has a reasonable need for such originals) in the possession or control of Remainco or any other member of the Remainco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (ii)(x) or (y) and are not already in the possession or control of Spinco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, at its own expense, return such Information to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 4.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of Spinco), Remainco shall not be obligated to provide such Information requested by Spinco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(c)    Any Information provided by or on behalf of or made available by or on behalf of any Party (or any other member of any Group) pursuant to this Article VI shall be on an “as is,” “where is” basis and no Party (or any member of any Group) is making any representation or warranty with respect to such Information or the completeness thereof.

(d)    Each of Remainco and Spinco shall, and shall cause each other member of its Group to, inform its and their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the Confidential Information or other Information of any member of any other Group provided pursuant to Section 4.1 or this Article VI of their obligation to hold such Information confidential in accordance with the provisions of this Agreement.

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Section 6.3    Disposition of Information.

(a)    Each Party, on behalf of itself and each other member of its Group, acknowledges that Information in its or in a member of its Group’s possession, custody or control as of the Spinco Distribution may include Information owned by another Party or a member of another Party’s Group and not related to (i) it or its Business or (ii) any Ancillary Agreement to which it or any member of its Group is a Party.

(b)    Notwithstanding such possession, custody or control, such Information shall remain the property of such other Party or member of such other Party’s Group. Each Party agrees, on behalf of itself and each other member of its Group, subject to legal holds and other legal requirements and obligations, (i) that any such Information is to be treated as Confidential Information of the Party or Parties to which it relates and (ii) subject to Section 6.1, to use commercially reasonable efforts to within a reasonable time (1) purge such Information from its databases, files and other systems and not retain any copy of such Information (including, if applicable, by transferring such Information to the Party to which such Information belongs) or (2) if such purging is not practicable, to encrypt or otherwise make unreadable or inaccessible such Information.

Section 6.4    Witness Services; Access to Personnel. At all times from and after the Spinco Distribution Date, each of Spinco and Remainco shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and any member of its Group’s officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses (in the presence of counsel for such officer, director, employee or agent, if any, and, if requested by the providing Group, counsel or other representatives designated by the providing Group) to the extent that (i) such Persons may reasonably be required to testify, or the testimony of such Persons would reasonably be expected to be relevant to the requesting Party (or any member of its Group), in connection with the prosecution or defense of any Proceeding in which the requesting Party may from time to time be involved and (ii) there is no conflict in the Proceeding between the requesting Party (or any member of its Group) and the requested Party (or any member of its Group). A Party providing, or causing to be provided, a witness to another Party (or member of such other Party’s Group) under this Section 6.4 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for all reasonable out-of-pocket costs and expenses incurred by such Party or a member of its Group in connection therewith (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be properly paid under applicable Law.

Section 6.5    Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party (or a member of such Party’s Group) providing, or causing to be provided, Information or access to Information to another Party (or a member of such Party’s Group) under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any other member of its Group or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

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Section 6.6    Confidentiality; Non-Use.

(a)    Notwithstanding any termination of this Agreement, each Party shall, and shall cause each of the other members of its Group to, hold, and cause each of their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, at a standard of care no less than that used for its own Confidential Information (and in any event no less than a reasonable standard of care), and not to disclose or release or except as otherwise permitted by this Agreement, use, without the prior written consent of each Party to whom (or to whose Group) the Confidential Information relates (which may be withheld in each such Party’s sole and absolute discretion), any and all Confidential Information concerning or belonging to another Party or any member of its Group; provided that each Party may disclose, or may permit disclosure of, such Confidential Information (i) to its (or any member of its Group’s) respective auditors, attorneys, financial advisors, bankers and other appropriate employees, consultants and advisors who have a need to know such Confidential Information for auditing and other purposes and are informed of the confidentiality and non-use obligations to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (iii) to the extent required in connection with any Proceeding by one Party (or a member of its Group) against any other Party (or member of such other Party’s Group) or in respect of claims by one Party (or member of its Group) against the other Party (or member of such other Party’s Group) brought in a Proceeding, (iv) to the extent necessary in order to permit a Party (or member of its Group) to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) to the extent necessary for a Party (or member of its Group) to enforce its rights or perform its obligations under this Agreement or any Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party that relates to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom (or to whose Group) the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such Party (and/or any applicable member of its Group) a reasonable opportunity to seek, at its expense, an appropriate protective order or other remedy, which such Parties shall, and shall cause the other members of their respective Group to, cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party who is (or whose Group’s member is) required to make such disclosure shall or shall cause the applicable member of its Group to furnish (at the expense of the Party seeking to limit such request, demand or disclosure requirement), or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information (at the expense of the Party seeking (or whose Group’s member is seeking) to limit such request, demand or disclosure requirement).

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(b)    Notwithstanding anything to the contrary set forth herein, (i) a Party shall be deemed to have satisfied its obligations hereunder with respect to Confidential Information if it exercises, and causes the other members of its Group to exercise, at least the same degree of care (but no less than a commercially reasonable degree of care) as such Party takes to preserve confidentiality for its own similar Information and (ii) confidentiality obligations provided for in any agreement between each Party or another member of its Group and its or their respective past and/or present employees as of the Spinco Distribution Date shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, other than with respect to Intellectual Property, Technology and Personal Data, which shall exclusively be governed by the Intellectual Property Matters Agreement, each Party (or another member of its Group) shall be free to use and employ, in any manner and for any purpose, any Information retained in the unaided memories of, or general skills, know-how, expertise, ideas, concepts, methods or techniques gained or learned by the employees, agents and representatives of such Group who have or had access to Confidential Information of the other Group. For the purposes of the preceding sentence, the memory of such Person shall be considered unaided if he or she did not intentionally memorize the Information for the purpose of retaining it and later using it or disclosing it to a Third Party. Notwithstanding anything to the contrary set forth herein, Confidential Information (that is not also Technology or Personal Data, in which case it shall exclusively be governed by the Intellectual Property Matters Agreement) of any Party (or another member of its Group) rightfully in the possession of and used by any other Party (or another member of its Group) in the operation of its Business as of the Spinco Distribution Date may continue to be used by such Party (and/or the applicable members of its Group) in possession of such Confidential Information in and only in the operation of the Remainco Business or Spinco Business, as the case may be; provided that, such Confidential Information may only be used by such Party and/or the applicable members of its Group and its and their respective officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement and may only be shared with additional officers, employees, agents, consultants and advisors of such Party (or Group member) on a need-to-know basis exclusively with regard to such specified use and may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 6.6(a), except that such Confidential Information may be disclosed to third parties other than those listed in Section 6.6(a), provided that such disclosure to such other third parties and any associated use of such Information must be pursuant to a written agreement containing confidentiality obligations at least as protective of the Parties’ rights to such Confidential Information as those contained in this Agreement. Such continued right to use may not be transferred (directly or indirectly) to any Third Party without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Party, except pursuant to Section 9.15.

(c)    Each of Spinco and Remainco acknowledges, on behalf of itself and each other member of its Group, that it and the other members of its Group may have in their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements or policies with each such Third Party while such Party and/or members of its Group were Subsidiaries of Remainco. Each of Spinco and

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Remainco shall, and shall cause the other members of its Group to, hold and cause its and their respective representatives, officers, employees, agents, consultants and advisors (or potential buyers) to hold, in strict confidence the confidential and proprietary Information of third parties to which they or any other member of their respective Groups has access, in accordance with the terms of any policies or agreements entered into prior to the Spinco Distribution Date between one or more members of the Spinco Group and/or Remainco Group (whether acting through, on behalf of, or in connection with, the separated Businesses) and such third parties.

(d)    For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, the disclosure and sharing of Privileged Information shall be governed solely by Section 6.7. For clarity, to the extent that any Contract or policy to which a Party is bound or its Confidential Information is subject provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 6.6, then the applicable provisions contained in such Contract or policy shall control with respect thereto.

Section 6.7    Privileged Matters.

(a)    Pre-Distribution Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Spinco Distribution have been and will be rendered either for (i) the collective benefit of each of the members of the Spinco Group and Remainco Group (“Collective Benefit Services”), or (ii) the sole benefit of (x) Spinco (or a member of Spinco’s Group) in the case of legal and other professional services provided solely in respect of the Spinco Business or (y) Remainco (or a member of Remainco Group) in the case of legal and other professional services provided solely in respect of the Remainco Business, as the case may be (“Sole Benefit Services”). For the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”), (x) each of the members of the Spinco Group and Remainco Group shall be deemed to be the client with respect to Collective Benefit Services, and (y) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall be deemed to be the client with respect to Sole Benefit Services. With respect to all Information subject to Privilege (“Privileged Information”), (A) the Parties shall have a shared Privilege for Privileged Information to the extent relating to Collective Benefit Services, and (B) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall have Privilege for Privileged Information to the extent relating to Sole Benefit Services and shall control the assertion or waiver of such Privilege. For the avoidance of doubt, Privileged Information includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

(b)    Post-Distribution Services. Each Party, on behalf of itself and each other member of its Group, acknowledges that legal and other professional services will be provided following the Spinco Distribution Date which will be rendered solely for the benefit of Spinco (or a member of its Group), or Remainco (or a member of its Group), as the case may be, while other such post-Spinco Distribution services following the Spinco Distribution Date may be

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rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve members of both the Remainco Group and the Spinco Group. With respect to such post-Spinco Distribution services and related Privileged Information, each of the Parties, on behalf of itself and each other member of its Group, agrees as follows:

(i)    Spinco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Spinco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group; and

(ii)    Remainco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Remainco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group.

(c)    Each Party, on behalf of itself and each other member of its Group, agrees as follows in this Section 6.7(c) regarding all Privileges (x) not allocated pursuant to the terms of Section 6.7(a) or Section 6.7(b) and (y) Privileged Information to the extent relating to Collective Benefit Services with respect to which, in each case, the Parties shall have a shared Privilege. All Privileges relating to any Proceedings which involve a member of each Group in respect of which members of both the Remainco Group and the Spinco Group retains any responsibility or Liability under this Agreement, shall be subject to a shared Privilege among them.

(i)    Subject to Sections 6.7(c)(ii) and 6.7(c)(iv), no Party (or any member of its Group) may waive, nor allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which any other Party (or member of its Group) has a shared Privilege, without the consent of such other Party, which shall not be unreasonably withheld, conditioned or delayed. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after written notice upon the other Party requesting such consent.

(ii)    In the event of any Proceeding or Dispute solely between or among the Parties, or any members of their respective Groups, either Party may waive a Privilege in which the other Party or member of such Party’s Group has a shared Privilege, without obtaining the consent of such other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to the Proceeding or Dispute between or among the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to Third Parties.

(iii)    In the event of any Proceeding or Dispute involving a Third Party, if a Dispute arises between or among the Parties (or members of their respective Groups) regarding whether a Privilege should be waived to protect or advance the interest of any Party or its Group, each Party agrees that it shall, and shall cause each other member of its Group to, negotiate in good faith, use commercially reasonable efforts to minimize any prejudice to the rights of the other Party (or members of its respective Group), and shall not, and shall cause each other member of its Group not to, unreasonably withhold

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consent to any request for waiver by the other Party. Each Party specifically agrees that it shall not, and shall cause each other member of its Group not to, withhold consent to waiver for any purpose except to protect its (or its Group’s) own legitimate interests.

(iv)    If, within fifteen (15) days of receipt by the requesting Party of a written objection pursuant to Section 6.7(c)(i), the Parties have not succeeded in resolving in writing any Dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days’ written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with Section 9.6 to enjoin such disclosure under applicable Law shall be deemed full and effective consent to such disclosure, and each Party agrees that any such Privilege shall not be waived by such Party (or any member of its Group) until the final determination of a Dispute in accordance with Section 7.2.

(v)    Upon receipt by any Party or any other member of its Group of any subpoena, discovery or other request which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of Information subject to a shared Privilege or as to which the other Party has the sole right hereunder to assert a Privilege, or if any Party (or other member of its Group) obtains knowledge that any of its or any member of its Group’s current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party (and the relevant members of its Group) a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.7 or otherwise to prevent, restrict or otherwise limit the production or disclosure of such Privileged Information.

(d)    Notwithstanding the foregoing in this Section 6.7, the Parties acknowledge and agree that in any Proceeding or Dispute with respect to this Agreement, the Ancillary Agreements, the Merger Agreement, any other agreement related to the transactions contemplated hereby or thereby and the negotiations, structuring and transactions contemplated hereby and thereby, in each case, in which Remainco, on the one hand, is adverse to Spinco and/or RMT Partner, on the other hand: (i) any and all Privileged Information with respect to such matters belonging to or possessed by the Remainco Group or the Spinco Group prior to the Spinco Distribution shall be deemed to relate solely to the Remainco Business; (ii) any advice given by or communications with each of the parties constituting Remainco Counsel, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business; and (iii) any advice given or communications with in-house counsel of Remainco prior to the Spinco Distribution, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or the negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business. In all other cases, Privileged Information with respect to clauses (i), (ii) and (iii) above shall be a shared privilege.

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(e)    The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Spinco and Remainco as set forth in Sections 6.6 and 6.7, to maintain and cause to be maintained the confidentiality of Privileged Information and to assert and maintain, and cause to be asserted and maintained, all applicable Privileges, including, but not limited to, attorney-client or attorney work product privileges. The access to Information being granted pursuant to Sections 4.1, 5.4 and 6.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 4.1, 5.4 and 6.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Sections 4.1 and 6.4 hereof, and the transfer of Privileged Information between and among the Parties and the members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

Section 6.8    Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, that Remainco has retained the counsel set forth on Schedule 6.8 (“Remainco Counsel”) to act as its counsel in connection with this Agreement, the Ancillary Agreements, the Merger Agreement and the transactions contemplated hereby and thereby (the “Section 6.8 Matters”), and that Remainco Counsel has not acted as counsel for any other Person in connection with the Section 6.8 Matters and that no other party or Person has the status of a client of Remainco Counsel for conflict of interest or any other purposes as a result thereof. Spinco hereby agrees on behalf of itself and each member of its Group and RMT Partner on behalf of itself and its Subsidiaries and Affiliates that, in the event that a dispute arises between or among (x) any member of the Spinco Group, any Spinco Indemnitee, RMT Partner or any of their respective Affiliates, on the one hand, and (y) any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, on the other hand, Remainco Counsel may represent any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, in such dispute even though the interests of such Person may be directly adverse to any Person described in clause (x), and even though Remainco Counsel may have represented a Person described in clause (x), in a matter substantially related to such dispute, or may be handling ongoing matters for a Person described in clause (x), and Spinco hereby waives, on behalf of itself and each other Person described in clause (x), as applicable, any conflict of interest in connection with such representation by Remainco Counsel that arises as a result of its acting as counsel in connection with the Section 6.8 Matters. Each of Remainco and Spinco, on behalf of itself and each other member of its Group and RMT Partner, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 6.8. Each of Remainco and Spinco and each other member of its Group and RMT Partner, further agrees that Remainco Counsel and their respective partners and employees are Third Party beneficiaries of this Section 6.8.

Section 6.9    Ownership of Information. Any Information owned by one Party or any member of its Group that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party (or member of its Group). Unless expressly and specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights to any Party (or member of its Group) of license or otherwise in any such Information, whether by implication, estoppel or otherwise.

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Section 6.10    Prior Contracts. Each of Remainco and Spinco, on behalf of itself and each member of its Group and their respective successors and assigns, acknowledges and agrees that, notwithstanding any Contract governing the use of Intellectual Property or Confidential Information entered into by an employee or contractor of such Party or its Group prior to the Spinco Distribution, to the extent such employee or contractor is working for or on behalf of another Party or a member of its Group after the Spinco Distribution, such employee or contractor shall not be deemed in breach of such Contract due to such employee or contractor using such Intellectual Property or Confidential Information in his or her capacity as an employee or contractor of such other Party (or member of such other Party’s Group), or disclosing such Intellectual Property or Confidential Information to another Party (or member of such Party’s Group) to the extent that this Agreement or an Ancillary Agreement grants a license to, or otherwise permits such other Party (or member of such Party’s Group) to use or have disclosed to it, such Intellectual Property or Confidential Information (and in the case of use by such employee or contractor, solely to the extent such use is permitted by such Party or member of such Party’s Group pursuant to the terms of this Agreement or such Ancillary Agreement).

ARTICLE VII

DISPUTE RESOLUTION

Section 7.1    Disputes. Except as otherwise specifically provided in an Ancillary Agreement or for disputes concerning the correctness of the calculations in the Closing Statement, which shall be resolved in accordance with the process set forth in Section 1.3, any dispute, controversy or claim arising out of or relating to this Agreement or any Ancillary Agreement or the breach, termination or validity thereof (but not, for the avoidance of doubt the Merger Agreement) (“Dispute”) which arises between the Parties or between Remainco and RMT Partner shall be resolved according to the procedures set forth in this Article VII.

Section 7.2    Escalation; Mediation.

(a)    It is the intent of the Parties and RMT Partner to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any party involved in a Dispute may deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the relevant parties at a senior level of management of the relevant parties to such Dispute (or if the relevant parties to such Dispute agree, of the appropriate strategic business unit or division within such entity). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each party involved in the Dispute (which copy shall state that it is an Escalation Notice pursuant to this Agreement). The proposed agenda, location or means of remote communication, requested senior level management participants and procedures proposed for such discussions or negotiations shall be set forth in the Escalation Notice; provided, however, that the parties to the Dispute shall use their commercially reasonable efforts to meet (which meeting may be conducted telephonically) within fifteen (15) days of the Escalation Notice. Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential and privileged information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the parties.

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(b)    If the senior executives are unable to resolve the Dispute within thirty (30) days from the Escalation Notice or one party to the Dispute reasonably concludes that the other parties to such Dispute are not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then such party to the Dispute shall have the right to refer the Dispute to mediation by providing written notice to the other parties to such Dispute, and then the parties to the Dispute shall refer the Dispute to a mediator appointed pursuant to the mediation rules of the American Arbitration Association. Each party to such Dispute will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each party to such Dispute shall bear all of its other costs and expenses related to the mediation, including attorney’s fees, witness fees, and travel expenses. The mediation shall take place in New York City unless the parties to such Dispute mutually agree to select an alternative forum.

(c)    If the parties to such Dispute cannot resolve the Dispute through mediation within forty-five (45) days of the appointment of the mediator (or the earlier withdrawal thereof), each party to such Dispute shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 9.5.

Section 7.3    Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties and/or RMT Partner will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article VII with respect to all matters not specifically subject to such dispute resolution.

ARTICLE VIII

INSURANCE

Section 8.1    Insurance Matters.

(a)    From and after the Spinco Distribution, the Spinco Group and the Spinco Business shall cease to be insured by Remainco and its Subsidiaries’ (other than members of the Spinco Group) Insurance Policies. Remainco shall retain all rights to control its Insurance Policies, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its Insurance Policies nowithstanding whether any such Insurance Policies apply to any Liabilities of any member of the Spinco Group. Following the date of this Agreement, each of Remainco and Spinco shall use commercially reasonable efforts to cooperate to identify all Insurance Policies (and related claims and compliance processes) in place for the benefit of the Spinco Business as of the date of this Agreement, the Spinco Transferred Assets and the Spinco Assumed Liabilities following the Closing. Spinco shall be responsible for securing all Insurance Policies that it considers appropriate for the Spinco Business and the operation thereof by the Spinco Group following the Spinco Distribution. Spinco agrees to arrange for its own Insurance Policies with respect to the Spinco Business and the Spinco Group. Following the date of this Agreement and prior to the Spinco Distribution, Remainco shall reasonably cooperate with RMT Partner, at RMT Partner’s request, to facilitate Spinco putting in place Insurance Policies in respect of the Spinco Business following the Spinco Distribution. Spinco agrees, on behalf of itself and each member of the Spinco Group, from and after the Spinco Distribution, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Remainco Group, except as permitted under Section 8.1(b).

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(b)    For any claim asserted against any member of the Spinco Group after the Spinco Distribution arising out of an occurrence taking place prior to the Spinco Distribution (“Post-Closing Claims”), each member of the Spinco Group may access coverage under any occurrence-based Insurance Policies of the Remainco Group in place prior to the Spinco Distribution under which any member of the Spinco Group is insured (the “Pre-Closing Occurrence-Based Policies”), to the extent such insurance coverage exists and provides coverage, without cost to the Remainco Group, for such Post-Closing Claim. The Remainco Group shall reasonably cooperate with the applicable member or members of the Spinco Group in connection with the tendering of such claims; provided, however, that: (i) the applicable member or members of the Spinco Group shall promptly notify Remainco of all such Post-Closing Claims; (ii) the applicable member or members of the Spinco Group shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim and shall reimburse to the Remainco Group all reasonable out-of-pocket costs and expenses incurred in connection with such claims. In the event that a Post-Closing Claim relates to the same occurrence for which any member of the Remainco Group is seeking coverage under Pre-Closing Occurrence-Based Policies, (i) where the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of the applicable member or members of the Spinco Group and the Remainco Group, amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite and (ii) any applicable retention or deductible amounts shall be allocated among the Parties in the same proportion.

(c)    For the avoidance of doubt, (i) any Liabilities involving or related to Post-Closing Claims that are in excess of insurance coverage therefor (net of any retention amounts, recovery costs, retrospective premium, increases in premium and related deductible payable in connection therewith) under applicable Insurance Policies shall not be by virtue of this Section 8.1 the responsibility of any member of the Remainco Group, and (ii) any amounts paid by an insurer and/or received by any member of the Spinco Group pursuant to this Section 8.1 shall not constitute indemnifiable Liabilities under Article V, and no member of the Spinco Group shall have any right to indemnification under Article V with respect to any such amounts.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Survival. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Spinco Distribution and remain in full force and effect in accordance with their applicable terms.

Section 9.2    Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

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Section 9.3    Modification or Amendment; Waiver.

(a)    This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties and RMT Partner. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party (or RMT Partner) against whom the waiver is to be effective; provided that prior to the Effective Time, Spinco shall not waive any provision of this Agreement without the prior written consent of RMT Partner.

(b)    No failure or delay by any Party or RMT Partner in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.4    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.5    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties and RMT Partner agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.5(b) or that any order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 9.5(b).

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(c)    EACH PARTY AND RMT PARTNER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY AND RMT PARTNER HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES OR RMT PARTNER, AS THE CASE MAY BE, HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES OR RMT PARTNER WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS Section 9.5(c).

Section 9.6    Specific Performance. Each of the Parties and RMT Partner acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement or the Ancillary Agreements are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party and RMT Partner agrees that, in addition to any other available remedies a Party or RMT Partner, as the case may be, may have in equity or at law, each Party and RMT Partner shall be entitled to enforce specifically the terms and provisions of this Agreement and the terms of the Ancillary Agreements and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and the Ancillary Agreements without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement or the Ancillary Agreements, no Party nor RMT Partner shall allege, and each Party and RMT Partner hereby waives the defense, that there is an adequate remedy at law.

Section 9.7    Notice. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties or RMT Partner to one or more of the other Parties or RMT Partner, as the case may be, shall be in writing and shall be deemed to have been duly given or made on the date of receipt by

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the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties and/or RMT Partner for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Party or RMT Partner at the following street addresses or email addresses or at such other street address or email address for a Party or RMT Partner, as the case may be, as shall be specified for such purpose in a notice given in accordance with this Section 9.7:

If to Remainco or, prior to the Spinco Distribution, Spinco:

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	SVP – Corporate Strategy and Development
Email:	sm3763@att.com

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	SVP – Assistant General Counsel
Email:	th4963@att.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Eric M. Krautheimer
Melissa Sawyer
Email:	krautheimere@sullcrom.com
sawyerm@sullcrom.com

If to RMT Partner, or following the Spinco Distribution, to Spinco:

Discovery, Inc.
230 Park Avenue South
New York, NY 10003
Attention:	Bruce Campbell
Email:	bruce_campbell@discovery.com

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with copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:	Jeffrey J. Rosen Jonathan E. Levitsky Sue Meng
Email:	jrosen@debevoise.com jlevitsky@debevoise.com smeng@debevoise.com

Section 9.8    Entire Agreement. This Agreement (including the schedules, exhibits and annexes hereto) and the Transaction Agreements (including the schedules, exhibits and annexes thereto) constitute the entire agreement among the Parties and RMT Partner with respect to the subject matter hereof and subject matter of the Ancillary Agreements and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters. For the avoidance of doubt, this Section 9.8 does not apply to or supersede the equivalent provision in the Merger Agreement, but the RMT Partner Disclosure Letter and the Spinco Disclosure Letter do constitute part of the agreement among the Parties and RMT Partner with respect to this Agreement and the transactions contemplated hereby.

Section 9.9    Third-Party Beneficiaries. Except (i) as provided in Article V relating to Indemnitees and for the release under Section 5.1, in each case, which are intended to benefit, and to be enforceable by, the Persons specified therein, (ii) as provided in Section 6.8 relating to Remainco Counsel and (iii) as specifically provided in any Ancillary Agreement, the Parties and RMT Partner hereby agree that their respective agreements and covenants set forth in this Agreement and in the Ancillary Agreements are solely for the benefit of the other Party and RMT Partner, as the case may be, on the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements, and this Agreement and the Ancillary Agreements are not intended to, and do not, confer upon any Person other than the Parties, RMT Partner and its and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied. For the avoidance of doubt, no stockholder of Remainco, Spinco or RMT Partner shall be third-party beneficiaries for any purpose prior to the Spinco Distribution, and no stockholder (or Party or RMT Partner on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Spinco Distribution based on a decrease in share value or lost premiums.

Section 9.10    Effective Time; Suspension.

(a)    Effective Time. This Agreement shall be effective as of immediately prior to the Spinco Distribution.

(b)    Suspension. Notwithstanding anything to the contrary in this Agreement, solely as between any of the Parties that are Affiliates, the provisions of, and the obligations under, this Agreement shall be suspended as between such Parties until the time of the Spinco Distribution, other than for Section 1.1, Section 1.2, Section 1.3, Section 1.4 and Section 1.13, Article II, Article III and Article IX which shall be in effect from and after the date hereof.

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Section 9.11    Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Spinco Distribution. After the Spinco Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Remainco, Spinco and RMT Partner. In the event of any termination of this Agreement, neither Party nor RMT Partner (or any of their respective directors, officers, members or managers) shall have any Liability or further obligation to any other Party or RMT Partner by reason of this Agreement; provided that, in the event of any termination following the Spinco Distribution, the provisions of Article V shall survive indefinitely unless expressly agreed otherwise by the Parties and RMT Partner; provided, further, that such provisions shall not be terminated with respect to any third party beneficiary thereof.

Section 9.12    Payment Terms.

(a)    Except as set forth in Article V or as otherwise expressly provided to the contrary in this Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group or RMT Partner), on the one hand, to another Party (and/or a member of such Party’s respective Group or RMT Partner), on the other hand, under this Agreement shall be paid or reimbursed hereunder within thirty (30) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)    Except as set forth in Article V or as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to LIBOR (in effect on the date on which such payment was due) plus 3% calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment; provided, however, in the event that LIBOR is no longer commonly accepted by market participants, then an alternative floating rate index selected by Remainco that is commonly accepted by market participants shall be used in lieu thereof.

(c)    In the event of a dispute or disagreement with respect to all or a portion of any amounts requested by any Party (and/or a member of such Party’s Group) as being payable, the payor Party shall in no event be entitled to withhold payments for any such amounts (and any such disputed amounts shall be paid in accordance with Section 9.12(a), subject to the right of the payor Party to dispute such amount following such payment); provided that in the event that following the resolution of such dispute it is determined that the payee Party (and/or a member of the payee Party’s Group or RMT Partner) was not entitled to all or a portion of the payment made by the payor Party, the payee Party shall repay (or cause to be repaid) such amounts to which it was not entitled, including interest, to the payor Party (or its designee), which amounts shall bear interest at a rate per annum equal to LIBOR plus 3%, calculated for the actual number of days elapsed, accrued from the date on which such payment was made by the payor Party to the payee Party.

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(d)    Without the Consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York Time on the day before the date the payment is required to be made or, as applicable, on which an invoice is submitted (provided, however, that with regard to any payments in respect of Indemnifiable Losses for payments made to third parties, the date shall be the day before the relevant payment was made to the Third Party) or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 9.13    Obligations of RMT Partner and Remainco. Whenever this Agreement requires an Affiliate of RMT Partner or, following the Closing, any member of the Spinco Group, to take any action, such requirement shall be deemed to include an undertaking on the part of RMT Partner to cause such Person to take such action. Whenever this Agreement requires an Affiliate of Remainco or, prior to the Closing, any member of the Spinco Group to take any action, such requirement shall be deemed to include an undertaking on the part of Remainco to cause such Person to take such action. Any obligation of one Party under this Agreement or any of the other Transaction Agreements, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.14    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties and RMT Partner, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.15    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and RMT Partner (and any of their respective successors, legal representatives and permitted assigns). No Party or RMT Partner may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties and RMT Partner, as the case may be, except as provided for in Section 9.13, and any attempted or purported assignment or delegation in violation of this Section 9.15 shall be null and void.

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Section 9.16    Tax Treatment of Payments. To the extent permitted under applicable Tax Law and subject to the last sentence of this Section 9.16 any payment required by this Agreement (other than payments of interest) shall be treated for U.S. federal income Tax purposes as either a contribution by Remainco to Spinco or a distribution by Spinco to Remainco, as the case may be, occurring immediately prior to the Spinco Distribution, or as a payment of an assumed or retained Liability, and (b) any payment of interest shall be treated for U.S. federal income Tax purposes as taxable or deductible, as the case may be, to the Party entitled under this Agreement to receive such payment or required under this Agreement to make such payment. Any payment by Spinco attributable to Spinco Designated Transaction Expense that are both (i) paid for by Remainco or a member of the Remainco Group and (ii) liabilities, for U.S. federal income tax purposes, of Spinco or a member of the Spinco Group, shall be treated to the extent permitted under U.S. federal income tax Law as a non-taxable reimbursement by Spinco of Remainco.

Section 9.17    Definitions. For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 9.18    Interpretation and Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)    The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c)    Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (vii) a reference to any Person includes such Person’s successors and permitted assigns.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f)    Unless the context requires otherwise, references in this Agreement to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group, references to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group

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and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Spinco or Remainco shall be deemed to require Spinco (and, from and after the Closing, RMT Partner) or Remainco, as the case may be, to cause the applicable members of the Spinco Group or the Remainco Group, respectively, to take, or refrain from taking, any such action.

(g)    Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(h)    The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any Liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any Third Party, nor, with respect to any Third Party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or Liability or category of item or Liability on any Exhibit or Schedule is made solely for purposes of allocating potential Liabilities among the Parties and shall not be deemed as or construed to be an admission that any such Liability exists.

(i)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(j)    In the event of any inconsistency or conflict that may arise in the application or interpretation of the definitions of “Spinco Transferred Assets” and “Remainco Transferred Assets” or the definitions of “Spinco Assumed Liabilities” and “Remainco Assumed Liabilities” the explicit inclusion of an item on any Schedule referred to in either definition shall take priority over any textual provision of either definition that would otherwise operate to include or exclude such Asset or Liability, as applicable, from the applicable definition.

(k)    In the event of any inconsistency between this Agreement and any Exhibit or Schedule hereto, the Exhibit or Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any provisions relating to the Transfer of Assets to, or the Assumption of Liabilities by, a Party or a member of its Group, the Separation, the Spinco Distribution, the covenants and obligations set forth in Article IV, Article V, Article VI, Article VII, and Article VIII or the application of this Article IX to the terms of this Agreement (or, in each case, any indemnification rights pursuant to this Agreement in respect thereof and/or any other remedies pursuant to this Agreement in respect of any breach of any

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covenant or obligation under this Agreement), in which case this Agreement shall control), (b) this Agreement and any Conveyancing and Assumption Instrument, this Agreement shall control and (c) this Agreement and any agreement which is not an Ancillary Agreement (other than a Conveyancing and Assumption Instrument), this Agreement shall control unless both (x) it is specifically stated in such agreement that such agreement controls and (y) such agreement has been executed by a member of the Remainco Group and the Spinco Group. Except as expressly set forth in this Agreement or any Ancillary Agreement, (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.

* * * * *

[End of page left intentionally blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

AT&T Inc.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title:	Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title:	President

DISCOVERY, INC.

By	/s/ Bruce Campbell
Name:	Bruce Campbell
Title:	Chief Development, Distribution & Legal Officer

[Signature Page to Separation and Distribution Agreement]

Annex A

Certain Definitions

“Accounting Expert” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Accounting Principles” shall mean (a) the accounting principles, policies, procedures, categorizations, definitions, methodologies, practices and techniques set forth in Schedule A-1; and (b) to the extent not addressed in Schedule A-1, the same accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, estimation methodologies, practices and techniques (including management judgement) applied in the preparation of the Spinco Financial Statements (provided that the foregoing clause (a) shall take precedence over the foregoing clause (b)).

“Additional Amount” shall mean $13,000,000,000.00, minus the Spinco Debt Securities Reduction Amounts, plus any positive Reallocation Amounts, minus the absolute value of any negative Reallocation Amounts.

“Additional Bridge Funding Tax Sharing Amount” shall have the meaning set forth in the Merger Agreement.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of capital stock, voting securities or other equity interests, by Contract or otherwise). It is expressly agreed that (a) none of Remainco, Spinco or RMT Partner or member of any Group shall be deemed to be an Affiliate of the other or member of such other’s Group solely by reason of having one or more directors in common or by reason of having been under common control of Remainco or Remainco’s stockholders prior to, or in case of Spinco’s stockholders, after the Spinco Distribution and (b) DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall not be deemed an Affiliate of Remainco or Spinco for purposes of this Agreement.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” shall mean the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Transition Services Agreement and any other agreements to be entered into by and between any member of the Spinco Group or RMT Partner and any member of the Remainco Group, at, prior to or after the Spinco Distribution in connection with the Spinco Distribution (to the extent consented to by RMT Partner), but shall exclude the Conveyancing and Assumption Instruments and, for the avoidance of doubt, the Merger Agreement.

“Assets” shall mean all right, title and ownership interests in and to all properties, claims, Contracts, rights, businesses, Technology or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement, and, therefore, assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)) shall not be treated as Assets.

“Assume” shall have the meaning set forth in Section 1.1(a)(ii) and the term “Assumptions” shall have its correlative meaning.

“Audited Party” shall have the meaning set forth in Section 4.1(c).

“Base Cash Dividend Amount” equals $30,000,000,000.00, minus any positive Reallocation Amounts, plus the absolute value of any negative Reallocation Amounts.

“Business” shall mean (a) with respect to Spinco, the Spinco Business or (b) with respect to Remainco, the Remainco Business.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Capitalized Lease Obligation” of any Person means leases required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP.

“Cash and Cash Equivalents” shall mean, on a consolidated basis, the aggregate balance of cash and cash equivalents, currency on hand, cash balances in deposits with banks or financial institutions, investment accounts, negotiable instruments, checks, money orders, marketable securities, short-term instruments and other cash equivalents, in each case, determined in accordance with the Accounting Principles, minus the amount of any undeposited checks and uncleared drafts and wires sent to third parties, plus the amount of any deposits in transit, plus the amount set forth on Schedule A-2.

“Chosen Courts” shall have the meaning set forth in the Merger Agreement.

“Clean-Up Spin-Off” shall mean the distribution by Remainco, pro rata to its shareholders, of any unsubscribed shares of Spinco Common Stock immediately following the consummation of the Exchange Offer.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Closing Statement” shall have the meaning set forth in Section 1.3(b)(i).

“Closing Statement Preparation Period” shall have the meaning set forth in Section 1.3(b)(i).

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Benefit Services” shall have the meaning set forth in Section 6.7(a).

“Commingled Contract” means any Contract (other than any Dual-Use Contract) to which any member of Remainco Group is a party and relating to both (a) the Spinco Business and (b) the Remainco Business.

“Commitment Fees” shall have the meaning set forth in the Merger Agreement.

“Composite Marks” means any and all Trademarks that constitute: (a) the composite or other combination of any Remainco Trademark with any Trademark owned by the Spinco Group as of immediately following the Spinco Distribution (or licensed to the Spinco Group and owned by any former Subsidiary of any member of the Spinco Group), or (b) the composite or other combination of any Spinco Trademark with any Trademark owned by Remainco Group (or licensed to the Remainco Group and owned by any former Subsidiary of any member of the Remainco Group, excluding the Spinco Group) as of immediately following the Spinco Distribution.

“Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party and/or its Subsidiaries or with respect to Remainco, the Remainco Business, any Remainco Transferred Assets or any Remainco Assumed Liabilities, or with respect to Spinco, the Spinco Business, any Spinco Transferred Assets or any Spinco Assumed Liabilities, which, prior to or following the Spinco Distribution, has been disclosed by a Party or its Subsidiaries to another Party or its Subsidiaries, or otherwise has come into the possession of, the other, including pursuant to the access provisions of Sections 6.1 or 6.2 or any other provision of this Agreement, including any data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party (except to the extent that such Information can be shown to have been (a) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (b) lawfully acquired by the receiving Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Confidential Information or (c) independently developed by the receiving Party or its Affiliates after the time of the Spinco Distribution without reference to or use of any Confidential Information). As used herein, by example and without limitation, Confidential Information shall mean any information of a Party marked as confidential, proprietary and/or privileged.

“Consents” shall mean any consents, waivers, notices, reports or other filings obtained, made or to be obtained from or made, including with respect to any Contract, or any registrations, notifications, dossiers, appendices, licenses, permits, approvals, authorizations obtained or to be obtained from, or approvals from, or notification requirements to, any Person including a Governmental Entity.

“Continuing Arrangements” shall mean those arrangements set forth on Schedule A-3; provided that (a) Remainco may propose reasonable changes in good faith to such schedule during the Preliminary Separation Plan and (b) RMT Partner may propose reasonable changes in good faith to such schedule during the Preliminary Separation Plan Review Period, and, in each case of clause (a) and (b), the procedures set forth in Section 1.2(a) shall apply with respect to the finalization of such schedule.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Contribution” shall mean, collectively, all contributions of Assets to Spinco by Remainco, and all Assumptions by Spinco of Liabilities, in connection with, or in anticipation of, the Spinco Distribution in accordance with this Agreement.

“Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents (including bills of sale, stock powers, certificates of title, assignments of Contracts, assignments of Intellectual Property, Consents (to the extent obtained), permits, easements, leases, deeds and other instruments of conveyance) entered into prior to the Spinco Distribution and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement and the Separation, or otherwise relating to, arising out of or resulting from the Transfer of Assets and/or Assumption of Liabilities between members of two Groups, in substantially the form to be effected pursuant to Delaware Law, the Laws of one of the other states of the United States or the Laws of foreign jurisdictions, and in such form as the applicable parties agree or, if not appropriate for a given Transfer or Assumption, in such form or forms as the applicable parties thereto agree (but taking into account any requirements of applicable Law (including to record or register transfer of title in each applicable jurisdiction), which shall be on an “as is,” “where is,” and “with all faults” basis.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

“Current Assets” means the current assets of the Spinco Business that are included as line items under the heading “Current Assets” and determined in accordance with the Accounting Principles (including any Cash and Cash Equivalents not in excess of the amount of Spinco Cash), net of reserves and allowances.

“Current Liabilities” means the current liabilities of the Spinco Business that are included as line items under the heading “Current Liabilities” and determined in accordance with the Accounting Principles.

“Damages” shall mean any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable out of pocket attorneys’ or advisors’ fees), charge, cost (including reasonable costs of investigation or capital expenditures) or expense of any nature and including amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is otherwise required.

“Data Protection Laws” shall mean any and all Laws concerning the privacy, protection or security of Personal Data throughout the world, including the GDPR, the United Kingdom’s Data Protection Act 2018, the California Consumer Privacy Act of 2018 and Section 5 of the Federal Trade Commission Act, and any Laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the Processing of Personal Data (as amended and/or replaced from time to time).

“Delayed Asset” shall have the meaning set forth in Section 1.7(b).

“Delayed Liability” shall have the meaning set forth in Section 1.7(b).

“Discharge” shall have the meaning set forth in Section 3.7.

“Dispute” shall have the meaning set forth in Section 7.1.

“Disputed Adjustment Amount” shall have the meaning set forth in Section 1.3(b)(iii).

“Distribution Agent” means the Person reasonably agreed by Remainco and RMT Partner to act in such capacity.

“Distribution Disclosure Documents” shall mean (a) any registration statement to be filed by Spinco with the SEC to effect the registration of shares of Spinco Common Stock in connection with the Spinco Distribution (including any registration statement on Form 10 or Form S-1 or Form S-8 related to securities to be offered under any employee benefit plan), and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Entity, (b) if the Spinco Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Separation or the Spinco Group or primarily relates to the transactions contemplated hereby, and (c) any current reports on Form 8-K filed or furnished with the SEC by Spinco in connection with the Spinco Distribution or by Remainco solely to the extent related to the Spinco Distribution.

“Dual-Use Contracts” means any Contract to which a member of Spinco Group is a party and (a) primarily relating to the Spinco Business and (b) also relating to the Remainco Business.

“Engagement Deadline” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Escalation Notice” shall have the meaning set forth in Section 7.2(a).

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Estimated Additional Bridge Funding Tax Sharing Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Excess Tax Liability Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Final Closing Reduction Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Business Asset Conversion Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Business Expenditure Amount” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Expense Reimbursement” shall have the meaning set forth in Section 1.3(a).

“Estimated Spinco Indebtedness” shall have the meaning set forth in Section 1.3(a).

“Estimated Statement” shall have the meaning set forth in Section 1.3(a).

“Excess Tax Liability Amount” shall have the meaning set forth in the Merger Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchange Offer” shall have the meaning set forth in the Merger Agreement.

“Exploitation” (including, with correlative meaning, the term “Exploit”) means the release, exhibition, performance, projection, broadcast, telecast, transmission, promotion, publicizing, advertisement, rental, lease, licensing, sublicensing, sale, transfer, disposition, distribution, sub-distribution, commercializing, merchandising, creation, development, production, marketing, use, exercise, trading in, turning to account, dealing with and in or otherwise exploiting in any form and any and all media now known or hereafter devised of any asset or portions thereof, or any rights therein or relating thereto, including the right to develop, produce and distribute subsequent or derivative productions based thereon.

“Final Closing Reduction Amount” shall mean (1) the Per Diem Reduction Amount multiplied by (2) the actual number of days elapsed beginning on the first Business Day after the Pricing Date through and until the earlier of (a) the Outside Date and (b) the date on which the condition to the Closing set forth in Section 9.3(g) (Private Letter Ruling) of the Merger Agreement has been satisfied or waived.

“Final Net Working Capital” shall mean the Net Working Capital as determined pursuant to Section 1.3(b).

“Final Spinco Business Asset Conversion Amount” shall mean the Spinco Business Asset Conversion Amount as determined pursuant to Section 1.3(b).

“Final Spinco Business Expenditure Amount” shall mean the Spinco Business Expenditure Amount as determined pursuant to Section 1.3(b).

“Final Spinco Expense Reimbursement” shall mean the Spinco Expense Reimbursement as determined pursuant to Section 1.3(b).

“Final Spinco Indebtedness” shall mean the Spinco Indebtedness as determined pursuant to Section 1.3(b).

“Final Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, (b)(i) plus the amount, if any, by which the Final Net Working Capital (as determined in accordance with Section 1.3(b)) exceeds the Target Working Capital or (ii) minus the amount, if any, by which the Target Working Capital exceeds such Final Net Working Capital (as determined in accordance with Section 1.3(b)), minus (c) Final Spinco Indebtedness (as determined in accordance with Section 1.3(b)) (if any), plus (d) the Final Spinco Expense Reimbursement (as determined in accordance with Section 1.3(b)), plus (e) the Additional Bridge Funding Tax Sharing Amount (as determined in accordance with Section 1.3(b)), plus (f) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (as determined in accordance with Section 1.3(b)), minus (g) the Final Closing Reduction Amount (as determined in accordance with Section 1.3(b)).

“Financing” shall have the meaning set forth in the Merger Agreement.

“Financing Disclosure Documents” shall mean any prospectus, offering memorandum, offering circular (including franchise offering circular or any similar disclosure statement) or similar disclosure document, whether or not filed with the SEC or any other Governmental Entity, which offers for sale or registers the Transfer or distribution of securities or Indebtedness of Spinco or any of the members of the Spinco Group.

“GAAP” shall mean United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the Spinco Distribution, as of the date of this Agreement, and (ii) with respect to financial information for periods prior to the Spinco Distribution, as of such applicable time.

“GDPR” shall mean the General Data Protection Regulation (EU) 2016/679.

“Good Faith Resolution Period” shall have the meaning set forth in Section 1.3(b)(iii)(1).

“Governmental Entity” shall have the meaning set forth in the Merger Agreement.

“Group” shall mean (a) with respect to Remainco, the Remainco Group and (b) with respect to Spinco, the Spinco Group.

“Indebtedness” shall mean, with respect to any Person, (a) all obligations for borrowed money, including all obligations evidenced by bonds, debentures, notes, or similar instruments (including the principal amount, any prepayment or other premiums, interest, penalties, breakage costs, make-whole payments, and other costs, fees and expenses (including expense reimbursements) to be paid to satisfy any Indebtedness), (b) any obligations in respect of the deferred purchase price of property or services (excluding accrued capital expenditures in accounts payable and accrued liabilities, trade accounts payable and similar obligations to creditors for goods and services incurred in the ordinary course of business and to the extent included in Net Working Capital), (c) any Capitalized Lease Obligations, (d) obligations in respect of interest rate and currency obligation swaps, hedges, forward agreements or other hedging arrangements or in respect of annuity insurance products, (e) all liabilities under any Credit Support Instruments, (f) without duplication, all direct or indirect guarantees of indebtedness referred to in the foregoing clauses (a) through (e) above, to the extent of the obligation guaranteed, (g) letters of credit to the extent drawn upon by the counterparty thereto and performance bonds in the amounts due and owing, (h) declared but unpaid dividends or distributions to such Person’s equity holders (excluding the transactions contemplated by this Agreement) and (i) cash overdrafts and negative bank balances; provided, however, that “Indebtedness” shall not include: (i) obligations under operating leases or real property leases, (ii) any redemption premium, prepayment penalty or similar payment with respect to Capitalized Lease Obligation to the extent the execution and delivery of this Agreement or the Closing shall not trigger a default under such leases and such leases either are not required by their terms to be repaid in full at the Closing or do not require the lessor to offer to make a repayment as a result of the Closing, (iii) intercompany indebtedness, obligations or liabilities between or among the members of a Group following the Spinco Distribution, (iv) amounts included in Spinco Designated Transaction Expenses or Net Working Capital, or (v) any profit participation rights, film or television financing partnerships, contractual arrangements for film or television financing or Programming Liabilities.

“Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all Damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Proceedings and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

“Indemnifying Party” shall have the meaning set forth in Section 5.4(a).

“Indemnitee” shall have the meaning set forth in Section 5.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 5.8(a).

“Information” shall mean all information in written, oral, electronic, computerized, digital or other tangible or intangible media; provided that the term “Information” does not include any datasets or derived data, or any Intellectual Property rights embodied in any of the foregoing in this definition.

“Insurance Policies” shall mean Third Party insurance policies and Third Party insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonestly insurance policies, together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” shall mean those monies (a) received by an insured from an insurer (other than any captive insurer of either Group) or (b) paid by an insurer (other than any captive insurer of either Group) on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, cost of reserve or collection costs paid or held by or for the benefit of such insured.

“Intellectual Property” shall mean, collectively, all U.S. and foreign intellectual property rights, including (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (b) all patents, patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (c) trade secrets and all other confidential and proprietary information, including, know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); (d) published and unpublished works of authorship in any media, whether copyrightable or not (including software, source code, object code, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to Copyrights; and (f) moral rights, rights of publicity and rights of privacy.

“Intellectual Property Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Intended Tax Treatment” shall have the meaning set forth in the Merger Agreement.

“Intercompany Contract” shall have the meaning set forth in the Merger Agreement.

“Intergroup Accounts” shall have the meaning set forth in Section 1.5.

“Intergroup Contracts” shall have the meaning set forth in Section 1.6(a).

“Internal Control Audit and Management Assessments” shall have the meaning set forth in Section 4.1(b).

“IT Assets” shall mean all (a) Software, computer systems, public Internet protocol address blocks, telecommunications equipment and other information technology infrastructure (including servers and server equipment, computers (including laptop computers), computer equipment and hardware, printers, telephones (including cell phones and smartphones) and telephone equipment (including headsets), network devices and equipment (including routers, wireless access points, switches and hubs), fiber and backbone cabling and other telecommunications wiring, demarcation points and rooms, computer rooms and telecommunications closets) and (b) documentation, reference, resource and training materials to the extent relating thereto; provided that, notwithstanding the foregoing, IT Assets shall exclude datasets and derived data.

“Laws” shall have the meaning set forth in the Merger Agreement.

“Liable Party” shall have the meaning set forth in Section 1.11(b).

“Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, reserved or unreserved, or determined or determinable, including those arising under any Law, Proceeding, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, Damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement other than for purposes of indemnification related to the Distribution Disclosure Documents.

“LIBOR” shall mean the London Interbank Offered Rate.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall mean that certain Agreement and Plan of Merger by and among Remainco, Spinco, RMT Partner, and Merger Sub, dated the date hereof, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Merger Sub” shall have the meaning set forth in the Merger Agreement.

“Net Working Capital” shall mean the amount equal to, as of immediately prior to the Spinco Distribution, the difference between Current Assets and Current Liabilities calculated in accordance with the Accounting Principles of the members of the Spinco Group on a consolidated basis as of immediately prior to the Spinco Distribution and excluding all Intergroup Accounts (to the extent not settled as of immediately prior to the Spinco Distribution), Indebtedness and Spinco Designated Transaction Expenses.

“Non-Assumable Third Party Claims” shall have the meaning set forth in Section 5.4(b).

“Notice of Objection” shall have the meaning set forth in Section 1.3(b)(ii).

“Notifying Party” shall have the meaning set forth in Section 1.4(b).

“Objection Period” shall have the meaning set forth in Section 1.3(b)(ii).

“Other Party” shall have the meaning set forth in Section 1.11(a).

“Other Party’s Auditors” shall have the meaning set forth in Section 4.1(b).

“Outside Date” shall have the meaning set forth in the Merger Agreement.

“Par Exchange Requirement” shall have the meaning set forth in the Merger Agreement.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“Per Diem Reduction Amount” shall mean $5,753,424.66.

“Person” shall have the meaning set forth in the Merger Agreement.

“Personal Data” shall mean any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or a Party’s or any of its Group’s privacy policies including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that is linked to the foregoing.

“Post-Closing Claims” shall have the meaning set forth in Section 8.1(b).

“Pre-Closing Occurrence-Based Policies” shall have the meaning set forth in Section 8.1(b).

“Pre-Closing RMT Partner Common Stock” shall have the meaning set forth in the Merger Agreement.

“Preliminary Separation Plan” shall have the meaning set forth in Section 1.2(a).

“Preliminary Separation Plan Review Period” shall have the meaning set forth in Section 1.2(a).

“Pricing Date” shall mean the pricing date with respect to any proposed issuance of any Spinco Debt Securities issued to Remainco such that the principal amount of such issuance, together with the aggregate amount of Spinco Debt Securities issued prior to such date, would equal the Additional Amount.

“Private Letter Ruling” shall have the meaning set forth in the Merger Agreement.

“Privilege” shall have the meaning set forth in Section 6.7(a).

“Privileged Information” shall have the meaning set forth in Section 6.7(a).

“Proceeding” shall have the meaning set forth in the Merger Agreement.

“Processing” (and its cognates) shall mean any operation or set of operations performed upon Personal Data or sets of Personal Data, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Programming Liabilities” means all obligations incurred in the ordinary course of business to finance, produce, distribute, acquire, market, license, syndicate, publish, transmit or otherwise Exploit print, audio, visual and other content and information available for publication, distribution, broadcast, transmission or any other form of delivery for Exploitation on any form of media or medium of communication, whether now known or hereafter discovered or created, other than any such obligations for borrowed money or guarantees of borrowed money.

“Public Reports” shall have the meaning set forth in Section 4.1(d).

“Reallocation Amount” shall mean an amount (which may be positive or negative) equal to: (i) $30,000,000,000 minus (ii) Remainco’s good faith estimate of the aggregate basis for U.S. federal income tax purposes of the assets to be contributed to Spinco in the Contribution, such estimate to be provided in a notice delivered in writing to RMT Partner prior to the Pricing Date.

“Record Date” shall mean the close of business on the date to be determined by the Remainco Board as the record date for determining stockholders of Remainco entitled to receive shares of Spinco Common Stock in the Spinco Distribution.

“Record Holders” shall mean the holders of record of shares of Remainco Common Stock as of the close of business on the Record Date.

“Records” shall mean any Contracts, documents, books, records or files.

“Regulatory Approvals Date” shall mean the date on which all the conditions set forth in Section 9.1 of the Merger Agreement and Section 9.3 of the Merger Agreement have been satisfied or waived (other than Section 9.3(g) (Private Letter Ruling) of the Merger Agreement and except for those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions were then capable of being satisfied if the Closing had taken place).

“Remainco” shall have the meaning set forth in the Preamble.

“Remainco Assumed Liabilities” shall mean any and all Liabilities of Remainco or any of its Subsidiaries (including the members of the Spinco Group and members of the Remainco Group) (except for Liabilities related to Taxes, which are governed exclusively by the Tax Matters Agreement) other than the Spinco Assumed Liabilities, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Proceeding associated with any Liability, including the following:

(a)    any and all Liabilities that are expressly assumed by or allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Liabilities and any and all obligations and Liabilities of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(b)    any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding Remainco, the Spinco Group and the Spinco Business in the Distribution Disclosure Documents and Financing Disclosure Documents provided by a member of the Remainco Group;

(c)    any Proceedings brought by or on behalf of any stockholders of Remainco relating to any state Laws or fiduciary claims relating to, arising out of or resulting from (i) the transactions contemplated by this Agreement or the Merger Agreement, including the Spin-Off, the Exchange Offer, the Clean-Up Spin-Off and/or the Merger (other than the Liabilities described in clause (c) of the definition of Spinco Assumed Liabilities) or (ii) Remainco’s acquisition of the Spinco Business;

(d)    subject to Section 1.4 and Section 1.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Remainco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(e)    any and all Liabilities to the extent related to or arising out of any Remainco Transferred Assets or the Remainco Business.

“Remainco Board” shall have the meaning set forth in the Recitals.

“Remainco Business” shall mean all businesses, operations and activities (whether conducted independently or in association with one or more third parties through a partnership, joint venture or other mutual enterprise) conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group, other than the Spinco Business.

“Remainco Common Stock” shall have the meaning set forth in Section 3.2(a).

“Remainco Counsel” shall have the meaning set forth in Section 6.8.

“Remainco CSIs” shall have the meaning set forth in Section 1.10(d).

“Remainco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Group” shall mean Remainco and each Person (other than Spinco and the other members of the Spinco Group) that is a direct or indirect Subsidiary of Remainco immediately prior to the Spinco Distribution, and each Person that becomes a Subsidiary of Remainco after the Spinco Distribution.

“Remainco Indemnitees” shall mean each member of the Remainco Group and each of their Affiliates from and after the Spinco Distribution and each member of the Remainco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Remainco IT Assets” shall mean any and all IT Assets primarily related to the Remainco Business.

“Remainco Non-Patent IP” shall mean any and all Intellectual Property (but not including Patents, Trademarks and Technology) owned by Remainco and its Affiliates (including the Spinco Group) immediately prior to the Spinco Distribution and primarily related to the Remainco Business.

“Remainco Patents” shall mean any and all Patents owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, for which all named inventors were (at the time of conception or reduction to practice) employees of the members of the Remainco Group.

“Remainco Trademarks” shall mean any and all Trademarks owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, used and displayed as the name for a product or service of the Remainco Business and not of the Spinco Business, excluding any Composite Marks (the treatment of such Composite Marks, along with all domain name that include any such Composite Marks, will be addressed in the Intellectual Property Matters Agreement).

“Remainco Transferred Assets” shall mean any and all of Remainco’s or any of its Subsidiaries’ (including the members of the Spinco Group and the members of the Remainco Group) right, title and interest in and to, immediately prior to the Spinco Distribution, any and all Assets other than the Spinco Transferred Assets (provided, however, that Remainco Transferred Assets shall not include any assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)), which shall be governed by the Tax Matters Agreement), including:

(a)    any and all Assets set forth on Schedule A-4;

(b)    any and all (i) shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Remainco that are not members of the Spinco Group, (ii) shares of capital stock of, or any other equity or ownership interests in, the entities held by Remainco that are not members of the Spinco Group, (iii) shares of Spinco Common Stock contemplated to be received by members of the Remainco Group in exchange for the Contribution pursuant to Section 1.1(a)(ii) and (iv) the Spinco Debt Securities;

(c)    any and all Contracts other than (i) Contracts exclusively related to the Spinco Business and (ii) the Dual-Use Contracts; provided, however, that any Commingled Contracts and Dual-Use Contracts shall be subject to Section 1.4;

(d)    any and all Assets that are expressly allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement (including through the limitations expressed or implied in the definition of Spinco Assets) or any Ancillary Agreement, including the Remainco Employee Assets and any and all right of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(e)    any and all Cash and Cash Equivalents other than the Spinco Cash;

(f)    any and all financial records relating to the Spinco Business that form part of the general ledger of Remainco or any of its Affiliates (other than the members of the Spinco Group), any working papers of Remainco’s auditors, and any other accounting records of Remainco or any of its Affiliates (other than the members of the Spinco Group); and

(g)    any and all records relating to the negotiation and consummation of the transactions contemplated by this Agreement and any and all records prepared in connection with the potential divestiture of all or a part of the Spinco Business, including: (A) bids received from third parties and analyses relating to such transactions and (B) confidential communications with legal counsel representing Remainco or its Affiliates and the right to assert the attorney-client privilege with respect thereto (subject to Section 6.7).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article VIII herein.

“RMT Partner” shall have the meaning set forth in the Preamble.

“RMT Partner Special Election” shall have the meaning set forth in the Merger Agreement.

“SEC” shall mean the Securities and Exchange Commission.

“Section 6.8 Matters” shall have the meaning set forth in Section 6.8.

“Securities Act” shall mean the Securities Act of 1933.

“Securities Exchange” shall have the meaning set forth in the Merger Agreement.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws and non-exclusive licenses of Intellectual Property.

“Separation” shall mean the Transfer and/or assignment and assumption of Assets and Liabilities by means of the Conveyancing and Assumption Instruments, as set forth in Section 1.1, as conducted substantially in accordance with the Separation Plan (to the extent expressly contemplated thereby).

“Separation Committee” shall have the meaning set forth in Section 1.2(b).

“Separation Plan” shall have the meaning set forth in Section 1.2(a).

“Set-Up Costs” shall mean all fees, costs and expenses for preparation and setting up activities with respect to the Separation, including any one-time license fees, one time set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation.

“Shared Data” shall mean any and all datasets or derived data, to the extent Processed in both the operation of the Remainco Business and the operation of the Spinco Business, during the period commencing on June 14, 2018 and ending immediately prior to the Spinco Distribution.

“Software” shall mean all computer programs and applications (whether in source code, object code, or other form), models and methodologies, software implementations of algorithms, computerized databases and compilations (but excluding datasets and derived data), and related documentation, descriptions or other work product used to design or develop any of the foregoing, including flowcharts and other logic and design diagrams, technical, functional and other specifications, tools, templates, and user and training materials related to any of the foregoing.

“Sole Benefit Services” shall have the meaning set forth in Section 6.7(a).

“Solvency Opinion” shall have the meaning set forth in Section 3.3(d).

“Spin-Off” shall have the meaning set forth in the Recitals.

“Spinco” shall have the meaning set forth in the Preamble.

“Spinco Assumed Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes which are governed exclusively by the Tax Matters Agreement) of Remainco or any of its Subsidiaries (including the members of the Spinco Group and members of the Remainco Group) in the following categories, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Proceeding associated with any Liability:

(a)    any and all Liabilities set forth on Schedule A-5;

(b)    any and all Liabilities that are expressly assumed by or allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Liabilities and any and all obligations and Liabilities of any member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(c)    any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) information regarding Spinco or RMT Partner in the Distribution Disclosure Documents and Financing Disclosure Documents provided by RMT Partner and (B) from the Spinco Financing Arrangements;

(d)    one hundred percent (100%) of any and all Spinco Designated Transaction Expenses;

(e)    any and all Liabilities taken into account in the Final Net Working Capital;

(f)    any and all Liabilities for the Spinco Indebtedness, Spinco Debt Financing and any Spinco Debt Securities;

(g)    subject to Section 1.4 and Section 1.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Spinco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(h)    any and all Liabilities to the extent related to or arising out of any Spinco Transferred Assets or the Spinco Business.

“Spinco Board” shall have the meaning set forth in the Recitals.

“Spinco Business” shall mean the business, operations and activities that constitute the WarnerMedia segment of Remainco as narratively described in the Form 10-K of Remainco for the period ending December 31, 2020, as constituted as of the date of this Agreement, as such business, operations and activities have been conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or the Remainco Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments; provided that, the Spinco Business shall not include the business, operations and activities related to any Remainco Transferred Assets or any business or entity set forth on Schedule A-6.

“Spinco Business Asset Conversion Amount” shall mean an amount equal to the net after tax Cash and Cash Equivalents amounts received during the period starting on the date of this Agreement and ending immediately prior to the Spinco Distribution from sales of any business constituting Spinco Assets, whether by merger, consolidation, sale of property or Assets (other than as set forth on Schedule A-7 and pursuant to Contracts in effect prior to the date of this Agreement).

“Spinco Business Expenditure Amount” shall mean the aggregate amount of (1) marketing expenses of the Spinco Business, for Global HBO/HBO Max Business and (2) cash programming and production expenditures of the Spinco Business, in each case, during the period starting on January 1, 2021 and ending immediately prior to the Spinco Distribution.

“Spinco Business Expenditure Target Amount” shall mean the aggregate amount of (1) budgeted marketing expenses of the Spinco Business for Global HBO/HBO Max Business, as set forth on Schedule A-8 and (2) cash programming and production expenditures of the Spinco Business, as set forth on Schedule A-8, in each case, for the period starting on January 1, 2021 and ending immediately prior to the Spinco Distribution.

“Spinco Cash” shall mean the amount equal to (a) the aggregate amount of Cash and Cash Equivalents of the members of the Spinco Group as determined on a combined basis as of immediately prior to the Spinco Distribution, prior to giving effect to the Spinco Special Cash Payment, calculated in accordance with the Accounting Principles minus (b) the proceeds of the Spinco Debt Financing (other than Spinco Debt Securities).

“Spinco Common Stock” shall mean all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco.

“Spinco Consideration Amount” shall have the meaning set forth in the Merger Agreement.

“Spinco CSIs” shall have the meaning set forth in Section 1.10(d).

“Spinco Debt Financing” shall mean any Indebtedness for borrowed money incurred in connection with the Financing (as defined in the Merger Agreement).

“Spinco Debt Securities” shall mean notes issued by Spinco to Remainco, which notes shall (unless otherwise agreed by Remainco and RMT Partner) have the terms specified in Schedule A-9.

“Spinco Debt Securities Reduction Amount” shall mean (1) the Per Diem Reduction Amount multiplied by (2) the actual number of days elapsed beginning on the first Business Day after the Regulatory Approvals Date through and until the Pricing Date.

“Spinco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses (including all fees and expenses of counsel , accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses, including in respect of debt financing, the ratings process, underwriting fees, upfront fees and any solvency opinions (including, for the avoidance of doubt, the Solvency Opinion)) actually incurred or accrued, prior to or at the Effective Time (as defined in the Merger Agreement), by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable (excluding the costs of salaries and benefits of employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the following) in connection with or related to (i) the drafting or negotiation of the Transaction Agreements, (ii) the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Separation, the Spinco Distribution and any Conveyancing and Assumption Instruments), (iii) the preparation, review and audit of any financial statements of the Spinco Business, (iv) the preparation of the Spinco Business for sale or separation and any due diligence, marketing or similar activities in connection therewith, (v) the preparation, printing, filing and mailing of the Financing Disclosure Documents, the Spinco Form 10 (including any related prospectus or information statement) and the preparation and filing of any other filings with the SEC to the extent related to the transactions contemplated by the Transaction Agreements, (vi) the filing of the Certificate of Merger (as defined in the Merger Agreement) in respect of the Merger, and (vii) all other matters related to the Merger, the Separation, the Spinco Distribution and any other transaction contemplated by the Transaction

Agreements, (b) any and all out-of-pocket fees and expenses actually incurred or accrued by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable in connection with or related to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; (c) Set-Up Costs and (d) all Commitment Fees.

“Spinco Distribution” shall mean the distribution (by dividend or otherwise) or other transfer of all of the outstanding shares of Spinco Common Stock to holders of Remainco Common Stock in accordance with Section 3.1 and Section 3.2.

“Spinco Distribution Date” shall mean the date, as shall be determined by the Spinco Board, on which Remainco distributes all of the issued and outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock.

“Spinco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Expense Reimbursement” shall mean all Spinco Designated Transaction Expenses either incurred or payable by Remainco or paid by Spinco prior to Closing.

“Spinco Financial Statements” shall have the meaning set forth in the Merger Agreement.

“Spinco Financing Agreements” shall have the meaning set forth in the Merger Agreement.

“Spinco Financing Arrangements” shall mean any and all agreements providing for (or relating to) the Spinco Debt Financing.

“Spinco Form 10” shall mean the registration statement on Form 10 filed by Spinco with the SEC in connection with the Spinco Distribution.

“Spinco Group” shall mean, prior to the Spinco Distribution, Spinco and each of its Subsidiaries, and following the Spinco Distribution, Spinco and each Person that is a direct or indirect Affiliate of Spinco immediately following the Spinco Distribution (other than Remainco or any member of the Remainco Group), and each Person that becomes a Subsidiary of Spinco after the Spinco Distribution.

“Spinco Indebtedness” shall mean the aggregate amount of outstanding Indebtedness of the Spinco Group, as of the time immediately preceding the Spinco Distribution, calculated in accordance with the Accounting Principles (provided that such amount shall not include or reflect any Indebtedness pursuant to the Spinco Debt Financing and any costs, fees and expenses in connection therewith (including the Commitment Fees) or as otherwise contemplated to be incurred by the Spinco Group at the Spinco Distribution pursuant to this Agreement).

“Spinco Indemnitees” shall mean each member of the Spinco Group and each of their Affiliates from and after the Spinco Distribution (including, for the avoidance of doubt, RMT Partner and each of its Affiliates) and each member of the Spinco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

“Spinco IT Assets” shall mean any and all IT Assets primarily related to the Spinco Business.

“Spinco Non-Patent IP” shall mean any and all Intellectual Property (but not including Patents, Trademarks and Technology) owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution and primarily related to the Spinco Business.

“Spinco Patents” shall mean any and all Patents owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, for which all named inventors were (at the time of conception or reduction to practice) employees of the members of the Spinco Group.

“Spinco Trademarks” shall mean any and all Trademarks owned by Remainco and its Affiliates (including the Spinco Group) as of immediately prior to the Spinco Distribution, used and displayed as the name for a product or service of the Spinco Business and not of the Remainco Business, excluding any Composite Marks (the treatment of such Composite Marks, along with all domain name that include any such Composite Marks, will be addressed in the Intellectual Property Matters Agreement).

“Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, (b)(i) plus the amount, if any, by which the Estimated Net Working Capital (as determined in accordance with Section 1.3(a)) exceeds the Target Working Capital or (ii) minus the amount, if any, by which the Target Working Capital exceeds such Estimated Net Working Capital (as determined in accordance with Section 1.3(a)), minus (c) Estimated Spinco Indebtedness (as determined in accordance with Section 1.3(a)) (if any), plus (d) the Estimated Spinco Expense Reimbursement (as determined in accordance with Section 1.3(a)), plus (e) the Additional Bridge Funding Tax Sharing Amount (as determined in accordance with Section 1.3(a)), plus (f) if an RMT Partner Special Election is made by RMT Partner pursuant to Section 8.19(k) of the Merger Agreement, the Excess Tax Liability Amount (as determined in accordance with Section 1.3(a)), minus (g) the Final Closing Reduction Amount (as determined in accordance with Section 1.3(a)).

“Spinco Transferred Assets” shall mean any and all right, title and interest in and to any and all Assets (other than Patents and Trademarks (which are separately addressed below in sub-sections (h) and (i) of this definition, respectively) and datasets and derived data (which is addressed by Section 8.24 of the Merger Agreement) of Remainco and its Subsidiaries immediately prior to the Spinco Distribution (except that Spinco Assets shall not include assets related to Taxes (including any

Tax Items, Tax Attributes or rights to receive any Tax refunds (each as defined in the Tax Matters Agreement)), which shall be governed by the Tax Matters Agreement) primarily related to the Spinco Business (except as otherwise expressly contemplated in this Agreement or the Ancillary Agreements), including:

(a)    any and all Assets set forth on Schedule A-10(a);

(b)    interests in the capital stock of, or any other equity interests in the members of the Spinco Group, including the interests in the capital stock of, or any other equity interests in the Persons set forth Schedule A-10(b);

(c)    (i) any and all Contracts exclusively related to Spinco, (ii) any and all Dual-Use Contracts; provided; however, that any such Dual-Use Contracts shall be subject to Section 1.4;

(d)    any and all Assets that are expressly allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Assets and any and all rights of member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(e)    any and all Cash and Cash Equivalents held by the members of the Spinco Group to the extent taken into account in the determination of Net Working Capital;

(f)    any Spinco IT Assets;

(g)    any and all Spinco Non-Patent IP;

(h)    the Spinco Patents; and

(i)    the Spinco Trademarks.

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article VIII herein.

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, or is, such Person or by one or more of its Subsidiaries; provided that DIRECTV Entertainment Holdings LLC, and any successor entity thereto or Subsidiary thereof, shall not be deemed a Subsidiary of Remainco or Spinco for purposes of this Agreement.

“Target Working Capital” shall mean the amount set forth on Schedule A-11.

“Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Authority” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Attributes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Benefit” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Contest” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Items” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Tax Records” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” shall mean tangible embodiments, whether in electronic, written or other media, of Intellectual Property, including designs, documentation (such as bill of materials, build instructions and test reports), schematics, layouts, reports, algorithms, routines, software (including source code and object code), lab notebooks, equipment, processes, prototypes and devices. For clarity, Technology does not include any Intellectual Property itself, datasets or derived data, or any visual, audio or audiovisual programming content.

“Third Party” shall mean any Person other than (i) the members of the Remainco Group and the Spinco Group and (ii) RMT Partner and its Affiliates.

“Third Party Claim” shall have the meaning set forth in Section 5.4(a).

“Third Party Proceeds” shall have the meaning set forth in Section 5.8(a).

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Agreements” shall mean the Merger Agreement, this Agreement and the Ancillary Agreements.

“Transfer” shall have the meaning set forth in the Recitals and the term “Transferred” shall have its correlative meaning.

“Transfer Agent” shall mean the Person reasonably agreed by Remainco and RMT Partner to act in such capacity.

“Transition Services Agreement” shall have the meaning set forth in the Merger Agreement.

Exhibit 10.1

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT, is made and entered into as of May 17, 2021 (this “Agreement”), by and among John C. Malone (“JCM”), each of the stockholders listed on the signature page hereto (each of JCM and each stockholder a “Stockholder” and together the “Stockholders”), Discovery, Inc., a Delaware corporation (“RMT Partner”), AT&T Inc., a Delaware corporation (“Remainco”), and Magallanes, Inc., a Delaware corporation (“Spinco”).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the Beneficial Owner of the number of shares of RMT Partner Series A Common Stock and RMT Partner Series B Common Stock, in each case set forth opposite the Stockholder’s name on Schedule A hereto (together with such additional shares of Pre-Closing RMT Partner Voting Capital Stock that become Beneficially Owned by any Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, RMT Partner, Remainco, Spinco and Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of RMT Partner, are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Spinco (the “Merger”), with Spinco surviving the Merger as a wholly owned subsidiary of RMT Partner;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement at a meeting of the stockholders of RMT Partner (the “Stockholders Meeting”) duly called in accordance with the Merger Agreement, the stockholders of RMT Partner will vote upon (i) the Amended RMT Partner Charter (which vote will require the approval of (w) the shares of RMT Partner Series A-1 Preferred Stock, voting as a class; (x) the shares of RMT Partner Series C-1 Preferred Stock, voting as a class; (y) the shares of RMT Partner Series B Common Stock, voting as a class; and (z) the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class); and (ii) the RMT Partner Share Issuance (which vote will require the approval of the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class);

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the Charter Amendment Effective Time, RMT Partner will cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware and (ii) at the Effective Time, RMT Partner will consummate the RMT Partner Share Issuance;

WHEREAS, pursuant to the RMT Partner Charter Amendment, among other things, at the Charter Amendment Effective Time, each share of (i) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”), (ii) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iii) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Charter Amendment Effective Time;

WHEREAS, as a condition and inducement to the willingness of RMT Partner, Remainco and Spinco to enter into the Merger Agreement, Remainco and Spinco have required that the Stockholders enters into this Agreement, and the Stockholders desires to enter into this Agreement to induce Remainco and Spinco to enter into the Merger Agreement and to agree to certain exclusivity and related provisions included therein; and

WHEREAS, concurrently with the execution of this Agreement, Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (together, “Advance/Newhouse”), RMT Partner, Remainco and Spinco are entering into a Voting Agreement, dated as of the date hereof, pursuant to which Advance/Newhouse is agreeing to vote the shares of Pre-Closing RMT Partner Voting Capital Stock Beneficially Owned by it in favor of the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance on terms and subject to conditions similar to those set forth herein.

2

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date (the “Support Period”), at every meeting of holders of capital stock of RMT Partner called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the holders of capital stock of RMT Partner with respect to any of the following, the Stockholders shall (i) appear (in person, including virtually, or by proxy) at each such meeting (including every adjournment or postponement thereof) or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum and (ii) vote or cause to be voted all of the Subject Shares that each such Stockholder is entitled to vote:

(a) in favor of the RMT Partner Share Issuance;

(b) in favor of the RMT Partner Charter Amendment, including the share reclassifications and conversions, the board structure and all other terms set forth therein (and, in the event that the RMT Partner Charter Amendment is presented as more than one proposal, in favor of each such proposal);

(c) in favor of the Transactions;

(d) in favor of any proposal to adjourn or postpone such meeting of the RMT Partner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 8.5 of the Merger Agreement;

(e) against any RMT Partner Acquisition Proposal or any RMT Partner Superior Proposal (without regard to the terms of such RMT Partner Acquisition Proposal or RMT Partner Superior Proposal, as applicable); and

(f) against any amendment of the Organizational Documents of RMT Partner (other than the RMT Partner Charter Amendment) or other action or agreement of RMT Partner, in each case for which the vote or consent of the applicable class of capital stock of RMT Partner is required to authorize such action or agreement, that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of RMT Partner under the Merger Agreement, (ii) result in any of the conditions to the consummation of the Transactions under the Merger Agreement or the Separation and Distribution Agreement not being fulfilled, or (iii) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions; provided, that Remainco has advised the Stockholders of such asserted effect set forth in clause (i), (ii) or (iii) in writing at least ten (10) Business Days prior to the applicable vote. In furtherance of the foregoing, RMT Partner shall notify Remainco of any action or consent of the holders of Series A-1 Preferred Stock or Series C-1 Preferred Stock proposed to be taken or given written consent pursuant to the Series A-1 or Series C-1 Preferred Certificate of Designations in writing at least twenty (20) Business Days prior to the applicable action or consent.

2. Transfer of Shares. Each Stockholder agrees that, during the Support Period, other than the reclassification to be effected pursuant to the RMT Partner Charter Amendment and other than the RSU Transactions, such Stockholder will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (“Transfer”) any of the Subject Shares; (ii) deposit any

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of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Subject Shares, (iv) enter into any agreement, arrangement or understanding with any Person, or take any other action, that would conflict with, restrict, limit, violate or interfere with the performance of such Stockholder’s representations, warranties, covenants and obligations hereunder, or (v) take any action that would reasonably be expected to restrict or otherwise adversely affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement; provided, that the death or incapacity of JCM shall itself not be a sale, transfer or disposition of any Subject Shares prohibited by this Section 2 (and in any such event, the proxy granted pursuant to the Zaslav Agreement shall not become operative) as long as JCM’s spouse, estate or any trust to which assets of JCM may be transferred upon his death or incapacity continues to own such Subject Shares and agrees to perform his obligations hereunder. Any Transfer in violation of this provision shall be void ab initio. RMT Partner agrees not to register the Transfer of any certificate or book-entry representing any Subject Shares on the books of RMT Partner unless such Transfer is made in compliance with this Agreement. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by any Stockholder in connection with the Transactions.

3. Non-Solicitation. Each Stockholder hereby agrees, and agrees to cause his, her or its controlled Affiliates (which, for the avoidance of doubt, does not include RMT Partner) and its and their Representatives not to, take any action which, were it taken by RMT Partner or its Representatives, would violate Section 8.3 of the Merger Agreement, it being understood that any action in compliance with Section 8.3 of the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 3.

4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform its obligations under this Agreement.

(b) Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the shares of capital stock of RMT Partner by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “shares of capital stock of RMT Partner” and “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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(c) Notice of Acquisitions. Each Stockholder hereby agrees to notify RMT Partner, Remainco and Spinco in writing as promptly as practicable of the number of any additional shares of Pre-Closing RMT Partner Voting Capital Stock of which such Stockholder acquires Beneficial Ownership on or after the date hereof; provided, that any timely filing with the SEC by a Stockholder pursuant to Section 13 or Section 16 of the Exchange Act reporting any such acquisition shall constitute notice with respect to this Section 4(c).

(d) Disclosure. Subject to reasonable prior notice (including reasonable opportunity to review and comment) provided to the Stockholders by RMT Partner, the Stockholders hereby authorize RMT Partner, Remainco and Spinco to publish and disclose in any announcement or disclosure required by the SEC, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement, the Stockholders’ identity and ownership of the Stockholders’ Subject Shares and the nature of the Stockholders’ obligations under this Agreement. Each Stockholder shall not be permitted to make any public statement regarding this Agreement, the Merger Agreement or the Transactions without the prior written consent of Remainco; provided, that the foregoing shall not restrict any Stockholder from making any disclosure or other public statement required to be made by such Stockholder under applicable Law, including any amendment filed with the SEC on Schedule 13D, so long as such Stockholder provides Remainco with reasonable prior notice (including reasonable opportunity to review and comment) on such disclosure.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants as of the date hereof to RMT Partner, Remainco and Spinco, with respect to himself and his ownership of his Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by the Stockholder with the SEC, the execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Transactions and other than pursuant to the Exchange Act, the Securities Act, the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the performance by the Stockholder of his obligations hereunder, nor compliance with the terms hereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder.

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(c) The Subject Shares. The Stockholder is the Beneficial Owner of, and has good and marketable title to, the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), other than pursuant to the Zaslav Agreement. As of the date hereof, the Stockholder does not Beneficially Own any shares of Pre-Closing RMT Partner Voting Capital Stock other than the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto. The Stockholder has, or will have at the time of the applicable meeting of holders of shares of capital stock of RMT Partner, the sole right to vote or direct the vote of, or to dispose of or direct the disposition of, such Subject Shares. None of the Subject Shares is subject to any voting trust, agreement, arrangement or restriction with respect to the voting of such Subject Shares, including without limitation the granting of any proxy or power of attorney with respect thereto, that would prevent or delay the Stockholder’s ability to perform his obligations hereunder. Other than the Zaslav Agreement and the RSU Transactions, there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

(d) Reliance by Remainco and Spinco. The Stockholder understands and acknowledges that RMT Partner, Remainco and Spinco are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

(f) No Other Arrangements. Other than as set forth in this Agreement, or as expressly granted pursuant to the terms of the Series A-1 or Series C-1 Preferred Certificate of Designations, the Stockholder does not have any agreements, arrangements or understandings of any kind with RMT Partner or any other Person (i) with respect to the Transfer or voting of the Subject Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) except for the arrangements referred to on Schedule 7.16 of the RMT Partner Disclosure Letter, in connection with the transactions contemplated by the Merger Agreement.

6. Representations and Warranties of Other Parties.

(a) RMT Partner represents and warrants to each Stockholder as follows: RMT Partner is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by RMT Partner and the consummation of the Transactions have been duly and validly authorized by the board of directors of RMT Partner, and no other corporate proceedings on the part

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of RMT Partner are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by RMT Partner and, subject to receipt of the RMT Partner Stockholder Approval, the consummation of the Transactions. RMT Partner has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of RMT Partner enforceable against RMT Partner in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by RMT Partner does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to RMT Partner or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of RMT Partner pursuant to, any agreement or other instrument or obligation binding upon RMT Partner or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act, the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

(b) Remainco represents and warrants to each Stockholder as follows: Remainco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by Remainco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Remainco, and no other corporate proceedings on the part of Remainco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Remainco and, the consummation of the Transactions, other than such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Remainco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Remainco enforceable against Remainco in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by Remainco does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to Remainco or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of Remainco pursuant to, any agreement or other instrument or obligation binding upon Remainco or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

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(c) Spinco represents and warrants to each Stockholder as follows: Spinco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Spinco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Spinco, and no other corporate proceedings on the part of Spinco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Spinco and the consummation of the Transactions. Spinco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Spinco enforceable against Spinco in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by Spinco does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, in any material respect conflict with or violate any law applicable to Spinco or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any property of Spinco pursuant to, any agreement or other instrument or obligation binding upon Spinco or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act or any other Regulatory Approvals required in connection with the Transactions.

7. Stockholder Capacity. Notwithstanding anything to the contrary in this Agreement, each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of Subject Shares and nothing herein is intended to or shall limit, affect or restrict any actions taken (or any failures to act) by a Stockholder in the Stockholder’s capacity as a director of RMT Partner. The taking of any actions (or any failures to act) by the Stockholder (including voting on matters put to the board of directors of RMT Partner or any committee thereof, influencing officers, employees, agents, management or the other directors of RMT Partner and taking any action of making any statement at any meeting of such board or any committee thereof) solely in the Stockholder’s capacity as a director of RMT Partner shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

8. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement, the term:

(a) “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time; provided, that JCM will not be deemed to Beneficially Own any Subject Shares held by (i) his spouse or (ii) The Tracy M. Amonette Trust A (also known as the Tracy L. Neal Trust A) or The Evan D. Malone Trust A, unless and until JCM exercises his right of substitution and acquires such Subject Shares from The Tracy M. Amonette Trust A (also known as the Tracy L. Neal Trust A) or The Evan D. Malone Trust A, respectively.

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(b) “RSU Transactions” shall mean the sale of up to 6768 shares of RMT Partner Series A Common Stock by John C. Malone upon vesting of restricted stock units pursuant to a previously established 10b5-1 Plan.

(c) “Zaslav Agreement” shall mean that certain letter agreement, dated as of February 13, 2014, from JCM to David Zaslav, filed as Exhibit 7(a) to Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2014 by JCM with respect to his shares of RMT Partner Common Stock.

9. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of the RMT Partner Stockholders Meeting, including any adjournments or postponements thereof, if the RMT Partner Stockholder Approval is not obtained at such meeting taken in accordance with the Merger Agreement, (iv) the date the parties to the Merger Agreement enter into a material amendment thereto without the prior written consent of the Stockholders (other than with respect to a Delayed RMT), (v) if the Triggering Event has occurred, upon a RMT Partner Change of Recommendation and (vi) the written agreement of the Stockholders, RMT Partner, Remainco and Spinco to terminate this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such termination shall relieve any party of any liability or damages to any other party resulting from any Willful Breach of this Agreement, (b) the provisions set forth in this Section 9, Section 5(f), Section 8 and Sections 11 through 22, inclusive, shall survive the termination of this Agreement and (c) the provisions set forth in Section 4(d) and Section 10 shall survive the termination of this Agreement until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

10. Specific Performance. The Stockholders acknowledges and agrees that (i) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (ii) Remainco and Spinco are relying on such covenants in connection with entering into the Merger Agreement and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause Remainco and Spinco irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, the Stockholders, RMT Partner, Remainco and Spinco agree that the parties hereunder shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond), in addition to remedies at law or in damages, as a court of competent jurisdiction may deem necessary or appropriate to restrain the Stockholders from committing any violation of such covenants, obligations or agreements, and shall not oppose the granting of such relief on the basis that RMT Partner, Remainco or Spinco has an adequate remedy at law or in damages.

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11. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties hereto agrees that: (i) he or it (as applicable) shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) he or it (as applicable) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) he or it (as applicable) waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) he or it (as applicable) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) he or it (as applicable) shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 11(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 11(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE

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TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) HE OR IT (AS APPLICABLE) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) HE OR IT (AS APPLICABLE) MAKES THIS WAIVER VOLUNTARILY AND (IV) HE OR IT (AS APPLICABLE) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11(C).

12. Modification or Amendment. This Agreement may be amended, modified or supplemented only in writing by the parties hereto.

13. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

14. Assignment. This Agreement shall not be assignable by operation of Law or otherwise, except that the obligations of the Stockholders under this Agreement may be assigned pursuant to the proviso in the first sentence of Section 2. Any assignment in contravention of the preceding sentence shall be null and void.

15. No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied.

16. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 16:

(A) if to RMT Partner to:

Discovery, Inc.

230 Park Avenue South

New York, New York 10003

Attn: Bruce Campbell

Email: bruce_campbell@discovery.com

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with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attn:	Jeffrey J. Rosen

Jonathan E. Levitsky

Sue Meng

Email:	jrosen@debevoise.com

jelevitsky@debevoise.com

smeng@debevoise.com

(B) if to a Stockholder to:

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

E-Mail: mflessner@libertymedia.com

With a copy (which shall not constitute notice) to:

Sherman & Howard L.L.C.

633 Seventeenth Street

Suite 3000

Denver, CO 80202

Attn:	Steven D. Miller

Jeffrey R. Kesselman

E-Mail:	smiller@shermanhoward.com

jkesselman@shermanhoward.com

(C) if to Remainco or Spinco to:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email: sm3763@att.com

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AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention:  Senior Executive Vice President and General Counsel dm952g@att.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn:    Eric M. Krautheimer

Melissa Sawyer

Email:  krautheimere@sullcrom.com

sawyerm@sullcrom.com

17. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such illegality, invalidity or unenforceability, except as a result of such modification, nor shall such illegality, invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

19. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

20. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

21. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

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22. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in RMT Partner, Remainco or Spinco any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including RMT Partner, Remainco and Spinco, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution & Legal Officer

AT&T INC.

By:	/s/ Stephen McGaw
Name: Stephen McGaw
Title: Senior Vice President, Corporate Strategy and
Development

MAGALLANES, INC.

By:	/s/ Stephen McGaw
Name: Stephen McGaw
Title: President

[Signature page to RMT Partner JM Voting Agreement]

[STOCKHOLDERS]

John C. Malone

/s/ John C. Malone

John C. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

Malone Discovery 2021 Charitable Remainder Unitrust

/s/ John C. Malone
John C. Malone, Trustee

Malone CHUB 2017 Charitable Remainder Unitrust

/s/ John C. Malone
John C. Malone, Trustee

[Signature page to RMT Partner JM Voting Agreement]

SCHEDULE A

Name of Stockholder	Number of shares of RMT Partner Series A Common Stock	Number of shares of RMT Partner Series B Common Stock
John C Malone 1995 Revocable Trust	2,000	5,923,019
Malone Discovery 2021 Charitable Remainder Unitrust	804,323	0
Malone CHUB 2017 Charitable Remainder Unitrust	300,000	0

Exhibit 10.2

ExecutionVersion

VOTING AGREEMENT

This VOTING AGREEMENT, is made and entered into as of May 17, 2021 (this “Agreement”), by and among the stockholders listed on the signature pages hereto (the “Stockholder”), Discovery, Inc., a Delaware corporation (“RMT Partner”), AT&T Inc., a Delaware corporation (“Remainco”), and Magallanes, Inc., a Delaware corporation (“Spinco”).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the Beneficial Owner of the number of shares of RMT Partner Series A-1 Preferred Stock and RMT Partner Series C-1 Preferred Stock, in each case set forth opposite such Stockholder’s name on Schedule A hereto (together with such additional shares of Pre-Closing RMT Partner Voting Capital Stock that become Beneficially Owned by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof until the Expiration Date, the “Subject Shares”);

WHEREAS, concurrently with the execution of this Agreement, RMT Partner, Remainco, Spinco and Drake Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of RMT Partner, are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Spinco (the “Merger”), with Spinco surviving the Merger as a wholly owned subsidiary of RMT Partner;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, at a meeting of the stockholders of RMT Partner (the “Stockholders Meeting”) duly called in accordance with the Merger Agreement, the stockholders of RMT Partner will vote upon (i) the Amended RMT Partner Charter (which vote will require the approval of (w) the shares of RMT Partner Series A-1 Preferred Stock, voting as a class; (x) the shares of RMT Partner Series C-1 Preferred Stock, voting as a class; (y) the shares of RMT Partner Series B Common Stock, voting as a class; and (z) the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class); and (ii) the RMT Partner Share Issuance (which vote will require the approval of the shares of Pre-Closing RMT Partner Voting Capital Stock, voting as a class);

WHEREAS, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the Charter Amendment Effective Time, RMT Partner will cause the Amended RMT Partner Charter to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Sections 242 and 245 and the other applicable provisions of the General Corporation Law of the State of Delaware and (ii) at the Effective Time, RMT Partner will consummate the RMT Partner Share Issuance;

WHEREAS, pursuant to the RMT Partner Charter Amendment, among other things, each share of (i) RMT Partner Series A Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”), (ii) RMT Partner Series B Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iii) RMT Partner Series C Common Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock, (iv) RMT Partner Series A-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock and (v) RMT Partner Series C-1 Preferred Stock issued and outstanding or held by RMT Partner as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of RMT Partner Series C Common Stock each such share of RMT Partner Series C-1 Preferred Stock would have been convertible into under the Existing RMT Partner Charter (including, the Series C-1 Preferred Certificate of Designations) in effect immediately prior to the Effective Time;

WHEREAS, as a condition and inducement to the willingness of RMT Partner, Remainco and Spinco to enter into the Merger Agreement, Remainco and Spinco have required that the Stockholder enters into this Agreement, and the Stockholder desires to enter into this Agreement to induce Remainco and Spinco to enter into the Merger Agreement and to agree to certain exclusivity and related provisions included therein; and

WHEREAS, concurrently with the execution of this Agreement, Dr. John C. Malone, RMT Partner, Remainco and Spinco are entering into a Voting Agreement, dated as of the date hereof, pursuant to which Mr. Malone is agreeing to vote the shares of Pre-Closing RMT Partner Voting Capital Stock Beneficially Owned by him in favor of the approval of the Amended RMT Partner Charter and the RMT Partner Share Issuance on terms and subject to conditions substantially similar to as those set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting of Shares. From the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date (the “Support Period”), at every meeting of holders of capital stock of RMT Partner called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the holders of capital stock of RMT Partner with respect to any of the following (except with respect to the Stockholder’s right to vote on

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Special A-1 Class Vote Matters (as defined in the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock of RMT Partner) with respect to which the Stockholder shall have no obligation to vote or cause to be voted the Subject Shares under this Agreement but with respect to which the Stockholder has obligations under that certain Consent Agreement, entered into contemporaneously herewith by RMT Partner and the Stockholders (the “Consent Letter”), the Stockholder shall (1) appear (in person, including virtually, or by proxy) at each such meeting (including every adjournment or postponement thereof) or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of establishing a quorum and (2) vote or cause to be voted all of the Subject Shares that the Stockholder is entitled to vote:

(a) in favor of the RMT Partner Share Issuance;

(b) in favor of the RMT Partner Charter Amendment, including the share reclassifications and conversions, the board structure and all other terms set forth therein (and, in the event that the RMT Partner Charter Amendment is presented as more than one proposal, in favor of each such proposal);

(c) in favor of the Merger (but not, for the avoidance of doubt, the Alternative Transaction Structure);

(d) in favor of any proposal to adjourn or postpone such meeting of the RMT Partner’s stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 8.5 of the Merger Agreement;

(e) against any RMT Partner Acquisition Proposal or any RMT Partner Superior Proposal (without regard to the terms of such RMT Partner Acquisition Proposal or RMT Partner Superior Proposal, as applicable); and

(f) against any amendment of the Organizational Documents of RMT Partner (other than the RMT Partner Charter Amendment) or other action or agreement of RMT Partner, in each case for which the vote or consent of the applicable class of capital stock of RMT Partner is required to authorize such action or agreement, that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of RMT Partner under the Merger Agreement, (ii) result in any of the conditions to the consummation of the Transactions under the Merger Agreement or the Separation and Distribution Agreement not being fulfilled, or (iii) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions; provided, that Remainco has advised the Stockholder of such asserted effect set forth in clause (i), (ii) or (iii) in writing at least ten (10) Business Days prior to the applicable vote. In furtherance of the foregoing, the Stockholder and RMT Partner shall notify Remainco of any action or consent of the holders of Series A-1 Preferred Stock or Series C-1 Preferred Stock proposed to be taken or given written consent pursuant to the Series A-1 or Series C-1 Preferred Certificate of Designations in writing to the extent practical, at least twenty (20) Business Days prior to, and in any event prior to, the applicable action or consent.

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2. Transfer of Shares. The Stockholder agrees that, during the Support Period, other than the reclassification to be effected pursuant to the RMT Partner Charter Amendment, the Stockholder will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (each of the foregoing, a “Transfer”) any of the Subject Shares; (ii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any Subject Shares, (iv) enter into any agreement, arrangement or understanding with any Person, or take any other action, that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s representations, warranties, covenants and obligations hereunder, or (v) take any action that would reasonably be expected to restrict or otherwise adversely affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement; provided, however, that the foregoing shall not apply to (x) any conversion of RMT Partner Class C-1 Preferred Stock, (y) any RMT Partner Class C Common Stock and (z) the shares that are subject to the collar transactions described in the Amendment No. 14 to the Schedule 13D filed by the Stockholders on February 24, 2021; provided, further, that the foregoing shall not prevent the Stockholders from transferring any Subject Shares to any Person who signs a joinder to this Agreement (in a form reasonably acceptable to RMT Partner) to agree to, and be bound by, the applicable Stockholder’s obligations herein. Any Transfer in violation of this provision shall be void ab initio. RMT Partner agrees not to register the Transfer of any certificate or book-entry representing any Subject Shares on the books of RMT Partner unless such Transfer is made in compliance with this Agreement. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholders in connection with the Transactions.

3. Acquisition Proposals. Except with respect to any Transfer by the Stockholders as contemplated by Section 2, (a) the Stockholders shall not and shall instruct and use their respective reasonable best efforts to cause their respective Affiliates and their Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly encourage or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, (iii) provide any information to any Person in connection with any RMT Partner Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an RMT Partner Acquisition Proposal, or (iv) otherwise knowingly facilitate any effort or attempt to make any RMT Partner Acquisition Proposal or (v) make any public statement approving or recommending, any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an RMT Partner Acquisition Proposal, and the Stockholders shall not, alone or together with any other Person, make an RMT Partner Acquisition Proposal, and (b) if either Stockholder receives any inquiry or proposal regarding any RMT Partner Acquisition Proposal, such Stockholder shall promptly inform RMT Partner, Remainco and Spinco of such inquiry or proposal and the details thereof.

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4. Additional Covenants of the Stockholders.

(a) Further Assurances. From time to time and without additional consideration, the Stockholders shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform their respective obligations under this Agreement.

(b) Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the shares of capital stock of RMT Partner by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “shares of capital stock of RMT Partner” and “Subject Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c) Notice of Acquisitions. Each Stockholder hereby agrees to notify RMT Partner, Remainco and Spinco in writing as promptly as practicable of the number of any additional shares of Pre-Closing RMT Partner Voting Capital Stock of which such Stockholder acquires Beneficial Ownership on or after the date hereof; provided, that any timely filing with the SEC by a Stockholder pursuant to Section 13 or Section 16 of the Exchange Act reporting any such acquisition shall constitute notice with respect to this Section 4(c).

(d) Disclosure. Without reasonable prior notice (including reasonable opportunity to review and comment) provided to the Stockholders by RMT Partner and the prior written consent of the Stockholders, RMT Partner, Remainco and Spinco shall not include in any press release or disclose in any announcement or disclosure required by the SEC, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement any information relating to any Stockholder or any of its Affiliates other than a Stockholder’s identity and ownership of the Stockholder’s Subject Shares or the nature of the Stockholder’s obligations under this Agreement or the Consent Letter; provided, that the foregoing shall not restrict RMT Partner, Remainco and Spinco from making any disclosure, public statements or filings with a regulatory authority (other than filings and correspondence with the SEC related to the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including the background section thereof)), in connection with a legal process, to enforce their rights under any agreement relating to the Transactions or as otherwise required by law. Except as required by Law, the Stockholders shall not make any public statement regarding this Agreement, the Merger Agreement or the Transactions without the prior written consent of RMT Partner after consultation with Remainco; provided, that the foregoing shall not restrict the Stockholders from making any disclosure or other public statement approved by RMT Partner substantially consistent with any previous disclosure or public statement or as required to be made by the Stockholders under applicable Law, including any amendment filed with the SEC on Schedule 13D.

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5. Transaction Litigation. The Stockholders and RMT Partner, on the one hand, and Remainco and Spinco, on the other hand, shall promptly advise one another in writing of any (i) RMT Partner Transaction Litigation or Spinco Transaction Litigation, as applicable, or (ii) other litigation, whether or not brought by a stockholder of RMT Partner or Remainco, as applicable, relating to this Agreement, the Merger Agreement or the Transactions that is brought or, to the applicable party’s knowledge, threatened against such party or any of its Affiliates in its or their capacity as a participant in the Transactions (together, “Transaction Litigation”), and the Stockholders, RMT Partner, Remainco and Spinco, as applicable, shall keep one another informed on a reasonably prompt basis regarding any such Transaction Litigation.

6. Regulatory Commitment. The Stockholders shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to assist and cooperate in obtaining any necessary regulatory approvals; provided, that neither Stockholder nor any such Subsidiaries shall be required to (i) sell, divest, hold separate or otherwise dispose of any portion of their respective assets, properties or businesses, (ii) take any action that limits their freedom of action with respect to, or their ability to retain, one or more of their assets, properties or businesses or (iii) take or agree to take any other action or agree to any limitation that would have an adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Stockholders or any of their Affiliates.

7. Representations and Warranties of the Stockholder. Each Stockholder on its own behalf hereby represents and warrants as of the date hereof to RMT Partner, Remainco and Spinco, with respect to such Stockholder and such Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Other than as provided in the Merger Agreement and any filings by the Stockholder with the SEC, the execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Transactions.

(b) No Conflicts. Neither the execution and delivery of this Agreement, nor the performance by the Stockholder of his obligations hereunder, nor compliance with the terms hereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder, other than any such violation, conflict, breach or default that would not, individually or in the aggregate, be reasonably expected to prevent or materially delay its performance hereunder or the consummation of the Merger or the RMT Partner Charter Amendment.

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(c) The Subject Shares. The Stockholder is the Beneficial Owner of, and has good and marketable title to, the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto, free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such liens or other restrictions arising under applicable securities Laws or under the Existing Charter or any of the Certificates of Designations. The Stockholder does not Beneficially Own any shares of Pre-Closing RMT Partner Voting Capital Stock other than the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto. The Stockholder has, or will have at the time of the applicable meeting of holders of shares of capital stock of RMT Partner, the sole right to vote or direct the vote of, or to dispose of or direct the disposition of, such Subject Shares. None of the Subject Shares is subject to any voting trust, agreement, arrangement or restriction with respect to the voting of such Subject Shares, including without limitation the granting of any proxy or power of attorney with respect thereto, that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer, or cause to be Transferred, any of the Subject Shares set forth opposite the Stockholder’s name on Schedule A hereto and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Subject Shares.

(d) Reliance by Remainco and Spinco. The Stockholder understands and acknowledges that RMT Partner, Remainco and Spinco are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

(f) No Other Arrangements. Other than as set forth in this Agreement, the Consent Letter, or as expressly granted pursuant to the terms of the Series A-1 or Series C-1 Preferred Certificate of Designations, the Stockholder does not have any agreements, arrangements or understandings of any kind with RMT Partner or any other Person (i) with respect to the Transfer or voting of the Subject Shares or the Transactions, (ii) that would conflict with, restrict, limit, violate or interfere with the performance of the Stockholder’s covenants and obligations hereunder or (iii) except for the arrangements referred to on Schedule 7.16 of the RMT Partner Disclosure Letter, in connection with the transactions contemplated by the Merger Agreement.

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8. Representations and Warranties.

(a) RMT Partner represents and warrants to the Stockholders as follows: RMT Partner is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the Merger Agreement by RMT Partner and this Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of RMT Partner, and no other corporate proceedings on the part of RMT Partner are necessary to authorize the execution, delivery and performance of this Agreement or the Merger Agreement by RMT Partner and, subject to receipt of the RMT Partner Stockholder Approval, the consummation of the Transactions. RMT Partner has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of RMT Partner enforceable against RMT Partner in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Stockholders’ execution of this Agreement and performance of their obligations hereunder shall not trigger a Series A-1 Mandatory Conversion (as defined in the Existing RMT Partner Charter).

(b) Remainco represents and warrants to the Stockholders as follows: Remainco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Remainco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Remainco, and no other corporate proceedings on the part of Remainco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Remainco and the consummation of the Transactions, other than such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Remainco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Remainco enforceable against Remainco in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Spinco represents and warrants to the Stockholders as follows: Spinco is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Merger Agreement by Spinco and the consummation of the Transactions have been duly and validly authorized by the board of directors of Spinco, and no other corporate proceedings on the part of Spinco are necessary to authorize the execution and delivery of this Agreement or the Merger Agreement by Spinco and the consummation of the Transactions. Spinco has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Spinco enforceable against Spinco in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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9. Stockholder Capacity. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of RMT Partner shall be deemed to make any agreement or understanding in this Agreement regarding such Person’s performance of his obligations as a director or officer. Each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of Subject Shares and nothing herein shall limit or affect any actions taken (or any failures to act) by such Stockholder in such Stockholder’s capacity as a director or officer of RMT Partner. The taking of any actions (or any failures to act) by any Stockholder (including voting on matters put to the board of directors of RMT Partner or any committee thereof and making any statement at any meeting of such board or any committee thereof) in such Stockholder’s capacity as a director or officer of RMT Partner shall not be deemed to constitute a breach of this Agreement.

10. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise indicated. For purposes of this Agreement, the term “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time.

11. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of the RMT Partner Stockholders Meeting, including any adjournments or postponements thereof, after the polls close at such meeting and only if the RMT Partner Stockholder Approval is not obtained at such meeting where a vote was taken in accordance with the Merger Agreement, (iii) any amendment, supplement or modification to the Merger Agreement or the Separation Agreement or waiver of any condition therein which would materially and adversely affect the Stockholders or increase the relative pro forma aggregate ownership percentage of Remainco’s stockholders in RMT Partner (as compared to the aggregate ownership percentage of RMT Partner’s stockholders in RMT Partner prior to the Effective) at the Effective Time (other than in a de minimis manner), in each case, if effected without the prior written consent of the Stockholders, (iv) effectuation of any Alternative Transaction Structure without the prior written consent of the Stockholders, (v) if the Triggering Event has occurred, upon a RMT Partner Change of Recommendation and (vi) the written agreement of the Stockholders, RMT Partner, Remainco and Spinco to terminate this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such termination shall relieve any party of any liability or damages to any other party resulting from any Willful Breach of this Agreement, (b) the provisions set forth in this Section 11, Section 7(f) and Sections 13 through 23, inclusive, shall survive the termination of this Agreement and (c) the provisions set forth in Section 4(d), Section 5, Section 6 and Section 12 shall survive the termination of this Agreement until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

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12. Specific Performance. The parties acknowledge and agree that (i) the covenants, obligations and agreements contained in this Agreement relate to special, unique and extraordinary matters, (ii) the parties are relying on such covenants in connection with entering into the Merger Agreement and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause the other parties irreparable injury for which adequate remedies are not available at law and for which monetary damages are not readily ascertainable. Therefore, the parties agree that the other parties hereunder shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond), in addition to remedies at law or in damages, as a court of competent jurisdiction may deem necessary or appropriate to restrain any other party from committing any violation of such covenants, obligations or agreements, and shall not oppose the granting of such relief on the basis that the applicable other party has an adequate remedy at law or in damages.

13. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 16 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 13(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 13(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER

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DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 13(C).

14. Modification or Amendment. This Agreement may be amended, modified or supplemented only in writing by the parties hereto.

15. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

16. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.

17. No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied.

18. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email;

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provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 18:

(A)	if to RMT Partner to:

Discovery, Inc.

230 Park Avenue South

New York, New York

Attention: Bruce Campbell

Email: bruce_campbell@discovery.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue New York,

New York 10022

Attn:	Jeffrey J. Rosen

  Jonathan E. Levitsky

  Sue Meng

Email:	jrosen@debevoise.com

   jelevitsky@debevoise.com

  smeng@debevoise.com

(B)	if to the Stockholders to:

Advance Publications, Inc.

1 World Trade Center

New York, NY 10007

Attention: Michael Fricklas

Email: CLO@advance.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:  Robert B. Schumer, Esq.

        Ariel J. Deckelbaum, Esq.

        Cullen L. Sinclair, Esq.

Email:       rschumer@paulweiss.com

        ajdeckelbaum@paulweiss.com

        csinclair@paulweiss.com

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(C)	if to Remainco or Spinco to:

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: SVP – Corporate Strategy and Development

Email: sm3763@att.com

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Attention: Senior Executive Vice President and General Counsel

dm952g@att.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street New York,

New York 10004

Attn:	Eric M. Krautheimer

   Melissa Sawyer

Email:	krautheimere@sullcrom.com

  sawyerm@sullcrom.com

19. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such illegality, invalidity or unenforceability, except as a result of such modification, nor shall such illegality, invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

20. Entire Agreement. This Agreement and, with respect to the Stockholders and RMT Partner, the Consent Letter constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

21. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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22. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

23. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

24. Series A-1 Mandatory Conversion. Nothing in this Agreement shall trigger a Series A-1 Mandatory Conversion (as defined in the RMT Partner Existing Charter).

25. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in RMT Partner, Remainco or Spinco any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including RMT Partner, Remainco and Spinco, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution & Legal Officer

AT&T INC.

By:	/s/ Stephen McGaw
Name: Stephen McGaw
Title: Senior Vice President, Corporate Strategy and Development

MAGALLANES, INC.

By:	/s/ Stephen McGaw
Name: Stephen McGaw
Title: President

[Signature page to RMT Partner A/N Voting Agreement]

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

[Signature page to RMT Partner A/N Voting Agreement]

SCHEDULE A

Name of Stockholder	Number of shares of RMT Partner Series A-1 Preferred Stock	Number of shares of RMT Partner Series C-1 Preferred Stock	Number of shares of Series C Common Stock
Advance/Newhouse Programming Partnership	7,852,582.44	4,099,296.50	12,507,224
Advance/Newhouse Partnership	0	214,053	2

Exhibit 10.3

EXECUTION VERSION

EMPLOYEE MATTERS AGREEMENT

BY AND AMONG

AT&T INC.,

MAGALLANES, INC.,

AND

DISCOVERY, INC.

Dated as of May 17, 2021

EMPLOYEE MATTERS AGREEMENT

EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of May 17, 2021, by and among AT&T Inc., a Delaware corporation (“Remainco”), Magallanes, Inc., a Delaware corporation (“Spinco”), and Discovery, Inc., a Delaware corporation (“RMT Partner”). Each of Remainco, Spinco and RMT Partner is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to separate the Spinco Business from the Remainco Business subject to the conditions set forth in the Separation and Distribution Agreement, dated as of the date hereof, by and among Remainco, Spinco and RMT Partner (the “Separation Agreement”) and the other Transaction Documents;

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub (as defined in the Merger Agreement), a wholly owned Subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity, all upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in connection with the transactions contemplated by the Separation Agreement and the Merger Agreement, the Parties wish to enter into this Agreement in respect of certain employee matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Accrued Vacation” shall have the meaning set forth in Section 7.5.

“Adjusted Remainco Option Award” shall have the meaning set forth in Section 8.2(c).

“Adjusted Remainco PSU Award” shall have the meaning set forth in Section 8.2(b).

“Adjusted Remainco Restricted Stock Award” shall have the meaning set forth in Section 8.2(a).

“Adjusted Remainco RSU Award” shall have the meaning set forth in Section 8.2(a).

“Affiliate” shall have the meaning ascribed to it in the Merger Agreement.

“Agreement” shall have the meaning ascribed to it in the preamble to this Agreement, including all the exhibits hereto, and all amendments made hereto from time to time.

“Assets” shall have the meaning ascribed to it in the Separation Agreement.

“Benefit Plans” mean any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits or remuneration of any kind.

“Closing” shall have the meaning ascribed to it in the Merger Agreement.

“Closing Date” shall have the meaning ascribed to it in the Merger Agreement.

“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA.

“Code” shall have the meaning ascribed to it in the Merger Agreement.

“Continuation Period” shall have the meaning set forth in Section 3.4(a).

“DOL” means the U.S. Department of Labor.

“Employee Representative Body” means any union, works council, or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or established for the purposes of notification of or consultation on behalf of any employees.

“Equity Compensation” means, collectively, the Remainco Option Awards, Remainco PSU Awards, Remainco RSU Awards and RMT Partner RSU Awards.

“ERISA” shall have the meaning ascribed to it in the Merger Agreement.

“Excluded Employees” means employees currently employed by the Spinco Group who do not provide substantial services relating to the Spinco Business as of immediately prior to the Spinco Distribution Date.

“Former Remainco Employees” means any individual who, as of immediately prior to the Spinco Distribution Date is a former employee of Remainco or the Remainco Group, or any of their respective predecessors or former Affiliates and who, upon his or her last termination of employment with all members of the Remainco Group and their respective predecessors or former Affiliates (a) was identified in the system then of record as an employee of an entity with a business identifier attributable as of the date hereof to the Remainco Business or (b) otherwise upon such termination of employment was primarily dedicated to the Remainco Business as evidenced by the records of Remainco or Remainco Group.

“Former Spinco Employee” means any individual who, as of immediately prior to the Spinco Distribution Date is a former employee of Remainco, Spinco or a member of their respective Groups, or any of their respective predecessors or former Affiliates and who, upon his or her last termination of employment with all members of the Spinco Group and Remainco Group and their respective predecessors or former Affiliates (a) was identified in the system then of record as an employee of an entity with a business identifier attributable as of the date hereof to the Spinco Business or (b) otherwise upon such termination of employment was primarily dedicated to the Spinco Business as evidenced by the records of Remainco, Spinco or their respective Groups.

“Governmental Entity” shall have the meaning ascribed to it in the Merger Agreement.

“Group” shall have the meaning ascribed to it in the Separation Agreement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“Information” shall mean all information, whether in written, oral, electronic or other tangible or intangible form, stored in any medium, including non-public financial information, studies, reports, records, books, accountants’ work papers, contracts, instruments, flow charts, data, communications by or to attorneys, memos and other materials prepared by attorneys and accountants or under their direction (including attorney work product) and other financial, legal, employee or business information or data.

“IRS” means the U.S. Internal Revenue Service.

“Laws” shall have the meaning ascribed to it in the Merger Agreement.

“Liabilities” shall have the meaning ascribed to it in the Separation Agreement.

“Merger Agreement” shall have the meaning ascribed to it in the Separation Agreement.

“NASDAQ” means The NASDAQ Stock Market LLC.

“NYSE” means the New York Stock Exchange.

“Party” and “Parties” shall have the meanings ascribed thereto in the preamble to this Agreement.

“Person” shall have the meaning ascribed to it in the Merger Agreement.

“Remainco” shall have the meaning ascribed to it in the preamble to this Agreement.

“Remainco Business” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Common Stock” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Compensation Committee” shall have the meaning set forth in Section 8.1.

“Remainco Employee” means an employee of a member of the Remainco Group, other than a Spinco Employee.

“Remainco Employee Liabilities” shall have the meaning set forth in Section 10.1.

“Remainco Flexible Spending Accounts Plan” shall have the meaning set forth in Section 7.2.

“Remainco Group” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Health & Welfare Plans” shall have the meaning set forth in Section 7.1(a).

“Remainco Option Award” means an option to purchase shares of Remainco Common Stock.

“Remainco Participant” means any individual who, immediately following the Spinco Distribution Date, is a Remainco Employee, a Former Remainco Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“Remainco Plan” means any Benefit Plan sponsored or maintained by Remainco or any member of the Remainco Group.

“Remainco Pension Plan” shall have the meaning set forth in Section 4.1.

“Remainco PSU Award” means an award of units representing a general unsecured promise by Remainco to deliver a share of Remainco Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a performance-based vesting requirement.

“Remainco Restricted Stock Award” means an award of shares of Remainco Common Stock subject to time-based vesting conditions.

“Remainco RSU Award” means an award of units representing a general unsecured promise by Remainco to deliver a share of Remainco Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“Remainco Share Plans” means, collectively, the AT&T Inc. 2018 Incentive Plan, AT&T Inc. 2016 Incentive Plan and AT&T Inc. 2011 Incentive Plan and any other equity incentive compensation plan or arrangement maintained by Remainco as of immediately before the Spinco Distribution.

“Remainco U.S. Savings Plan” shall have the meaning set forth in Section 5.1.

“RMT Partner” shall have the meaning ascribed to it in the preamble to this Agreement.

“RMT Partner Common Stock” shall have the meaning ascribed to it in the Merger Agreement.

“RMT Partner Equity Adjustment Ratio” means a number, (a) the numerator of which is the volume-weighted average price of a share of Remainco Common Stock on NYSE trading on the “regular way” basis (inclusive of Spinco value) on NYSE for each of the ten (10) trading days ending on the last trading day preceding the Spinco Distribution Date, and (b) the denominator of which is the volume-weighted average of a share of RMT Partner Common Stock on NASDAQ trading on the “regular way” basis (inclusive of Spinco value) on NASDAQ for each of the ten (10) trading days starting on the first trading day following the Closing Date.

“RMT Partner RSU Award” means a unit representing a general unsecured promise by RMT Partner to deliver a share of RMT Partner Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“RMT Partner Share Plan” means, collectively, the Discovery Communications, Inc. 2013 Incentive Plan, as amended and restated and any other equity incentive compensation plan or arrangement maintained by RMT Partner as of immediately before the Spinco Distribution.

“Separation” shall have the meaning ascribed to it in the Separation Agreement.

“Separation Agreement” shall have the meaning ascribed to it in the recitals to this Agreement.

“Spinco” shall have the meaning ascribed to it in the preamble to this Agreement.

“Spinco Business” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Disclosure Letter” shall have the meaning ascribed to it in the Merger Agreement.

“Spinco Distribution” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Distribution Date” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Employee” means, collectively, each employee of the Spinco Group as of the Spinco Distribution Date, including any such employee who is on an approved leave at such time; provided that, for the avoidance of doubt, Spinco Employee shall not include any Excluded Employees.

“Spinco Employee Adjusted Remainco Option Award” shall have the meaning set forth in Section 8.2(f).

“Spinco Employee Adjusted Remainco Vested RSU Award” shall have the meaning set forth in Section 8.2(e).

“Spinco Employee Liabilities” shall have the meaning set forth in Section 10.1.

“Spinco Entity” shall have the meaning ascribed to it in the Merger Agreement.

“Spinco Flexible Spending Accounts Plan” shall have the meaning set forth in Section 7.2.

“Spinco Group” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Health & Welfare Plans” shall have the meaning set forth in Section 7.1(a).

“Spinco Labor Agreement” means any agreement with any Employee Representative Body to which Remainco or a member of the Remainco Group, or Spinco or a member of the Spinco Group, is a party or bound that pertains to any Spinco Employees.

“Spinco Multiemployer Plans” shall have the meaning ascribed to it in the Merger Agreement.

“Spinco Participant” means any individual who, immediately following the Spinco Distribution Date, is a Spinco Employee, a Former Spinco Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“Spinco Plan” means any Benefit Plan sponsored or maintained by Spinco or any member of the Spinco Group that is in place immediately prior to the Spinco Distribution.

“Spinco U.S. Savings Plan” shall have the meaning set forth in Section 5.1.

“Subsidiary” shall have the meaning ascribed to it in the Merger Agreement.

“Tax” shall have the meaning ascribed to it in the Tax Matters Agreement.

“Tax Matters Agreement” shall have the meaning ascribed to it in the Merger Agreement.

“Transactions” shall have the meaning ascribed to it in the Merger Agreement.

“Transaction Documents” shall have the meaning ascribed to it in the Merger Agreement.

“TTT 401(k) Plan” shall have the meaning set forth in Section 5.2.

“U.S.” means the United States of America.

“WM Supplemental Savings Plan” shall have the meaning set forth in Section 6.1.

ARTICLE II

IN-SCOPE EMPLOYEES

Section 2.1 In-Scope Employees. The Parties intend that there shall be continuity of employment with respect to the Spinco Employees as set forth below. Each Spinco Employee shall continue to be employed by the Spinco Group on and after the Spinco Distribution Date.

ARTICLE III

GENERAL PRINCIPLES

Section 3.1 Assumption and Retention of Liabilities; Related Assets.

(a) As of the Spinco Distribution Date, except as otherwise expressly provided for in this Agreement, Spinco shall, or shall cause one or more members of the Spinco Group to, assume or retain and Spinco hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all Spinco Plans, (ii) all Liabilities with respect to the employment, retirement, service, termination of employment or termination of service of all Spinco Employees, Former Spinco Employees, their dependents and beneficiaries and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker of any member of the Spinco Group or in any other employment, non-employment, or retainer arrangement or relationship with any member of the Spinco Group), to the extent arising in connection with or as a result of employment with or the performance of services for any member of the Spinco Group, (iii) any other Liabilities expressly assumed by or retained by Spinco or any of its Subsidiaries under this Agreement, including, without limitation, Liabilities assumed pursuant to Articles V and VI of this Agreement, and (iv) all Liabilities under all Spinco Multiemployer Plans. For the avoidance of doubt, all Spinco Plans (including Spinco Plans not specifically addressed in this Agreement) shall continue to be Spinco Plans following the Spinco Distribution Date and shall remain obligations of Spinco.

(b) As of the Spinco Distribution Date, except as otherwise expressly provided for in this Agreement, Remainco shall, or shall cause one or more members of the Remainco Group to, assume or retain and Remainco hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all Remainco Plans, (ii) all Liabilities with respect to the employment, service, retirement, termination of employment or termination of service of all Remainco Employees, Former Remainco Employees, their dependents and beneficiaries and other service providers (including any individual who is, or was, an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker of any member of the Remainco Group or in any other employment, non-employment, or retainer arrangement or relationship with any member of the Spinco Group), and (iii) any other Liabilities expressly assumed or retained by Remainco or any of its Subsidiaries under this Agreement.

Section 3.2 Spinco Participation in Remainco Plans. Except as otherwise expressly provided for in this Agreement, effective as of the Spinco Distribution Date, each Spinco Participant shall cease to be an active participant in any Remainco Plan, and Remainco and Spinco shall take all necessary action to effectuate each such cessation.

Section 3.3 Service Recognition. Spinco shall give each Spinco Participant full credit for purposes of eligibility, vesting, determination of level of benefits, and, to the extent applicable, benefit accruals under any Spinco Plan for such Spinco Participant’s service with any member of the Remainco Group or Spinco Group prior to the Spinco Distribution Date to the same extent such service was recognized by the corresponding Remainco Plans immediately prior to the Spinco Distribution Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in the duplication of benefits.

Section 3.4 Post-Distribution Compensation and Benefit Matters.

(a) Compensation, Benefits. For the period commencing on the Spinco Distribution Date until December 31, 2023 or, if the Closing occurs after March 31, 2023, until December 31, 2024 (or any longer period as may be required by Law) (the “Continuation Period”), Spinco shall, or shall cause the applicable member of the Spinco Group to, provide each Spinco Employee with:

(i) base salary or base wage that is no less favorable than the base salary or base wage such employee received immediately prior to the Spinco Distribution Date; provided that in no event shall such Continuation Period be less than one year with respect to such base salary or base wage,

(ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities (which, for the avoidance of doubt, may be delivered to Spinco Employees in the form of cash awards) no less favorable in the aggregate than the target annual cash bonus opportunities and target long-term incentive compensation opportunities such employee received immediately prior to the Spinco Distribution Date; provided that in no event shall such Continuation Period be less than one year with respect to such target annual cash bonus opportunities and target long-term incentive compensation opportunities, and

(iii) employee benefits that are substantially no less favorable in the aggregate (excluding any Remainco deferred compensation benefits other than as provided in Section 6.1) than those such employee received immediately prior to the Spinco Distribution Date.

(b) Severance. Without limiting subsection (a) above, for the two-year period immediately following the Spinco Distribution Date (or any longer period as may be required by Law), Spinco shall, or shall cause the applicable member of the Spinco Group, to provide each Spinco Employee whose employment terminates in such period with severance benefits no less favorable than the severance benefits provided to such Spinco Employee prior to the Spinco Distribution Date (including, for the avoidance of doubt, as permitted pursuant to Section 8.1(a)(iv) of the Spinco Disclosure Letter).

(c) Labor Agreements. Notwithstanding, and without limiting, the foregoing, Spinco shall, or shall cause the applicable member of the Spinco Group, to provide compensation and benefits to each Spinco Participant covered by a Spinco Labor Agreement in accordance with the applicable Spinco Labor Agreement.

        (d) Preservation of Right to Amend or Terminate Plans. Except as otherwise expressly provided in this Agreement or the Merger Agreement, no provisions of this Agreement shall be construed as a limitation on the right of Remainco, Spinco or RMT Partner, or any Affiliate thereof, to amend any Benefit Plan or terminate its participation therein that Remainco, Spinco, or RMT Partner, or any Affiliate thereof, would otherwise have under the terms of such Benefit Plan or otherwise, and no provision of this Agreement shall be construed to create a right in any Spinco Employee or Former Spinco Employee, or dependent or beneficiary of such Spinco Employee or Former Spinco Employee, under a Benefit Plan that such person would not otherwise have under the terms of the Benefit Plan itself.

ARTICLE IV

U.S. QUALIFIED DEFINED BENEFIT PLANS

Section 4.1 Remainco Defined Benefit Plan. From and after the Spinco Distribution Date, Remainco shall retain all assets and Liabilities for the benefits payable to the Spinco Participants under the AT&T/WarnerMedia Pension Benefit Plan (the “Remainco Pension Plan”). Each Spinco Participant shall continue to have such rights, privileges and obligations under the Remainco Pension Plan as is provided thereunder following the Spinco Distribution Date.

ARTICLE V

U.S. QUALIFIED DEFINED CONTRIBUTION PLANS

Section 5.1 Remainco 401(k) Plan(a) . Prior to the Spinco Distribution Date, Remainco shall (i) cause the trustee of the AT&T Retirement Savings Plan (the “Remainco U.S. Savings Plan”) to segregate the assets of such Remainco U.S. Savings Plan representing the full account balances of Spinco Participants as of the Closing Date, and (ii) make all necessary amendments to the Remainco U.S. Savings Plan and related trust agreement to provide for such segregation of assets and the transfer of assets as described below. As of the Spinco Distribution Date, Spinco shall, or shall cause the applicable members of the Spinco Group to, establish an individual account plan or individual account plans and associated trusts for the benefit of Spinco Participants (the “Spinco U.S. Savings Plan”), shall take all necessary action, if any, to qualify such plan under the applicable provisions of the Code and shall make any and all filings and submissions to the appropriate Governmental Entities required to be made by it in connection with the transfer of assets described below. Spinco shall reimburse Remainco for costs incurred by Remainco with respect to establishing the Spinco U.S. Savings Plan, except to the extent that such reimbursement would result in duplicate payments by Spinco. As soon as practicable (but no later than 90 days) following the earlier of the delivery to Remainco of a favorable determination letter from the IRS regarding the qualified status of the Spinco U.S. Savings Plan (as amended to the date of transfer), or the issuance of indemnities satisfactory to Remainco and Spinco, Remainco shall cause the trustee of the Remainco U.S. Savings Plan to transfer in the form of cash (or promissory notes representing outstanding loans of the Spinco Participants) the full account balances of the Spinco Participants under the Remainco U.S. Savings Plan (which account balances will have been credited with appropriate earnings attributable to the period from the Spinco Distribution Date to the date of transfer described herein), reduced by any necessary benefit or withdrawal payments to or in respect of Spinco Participants occurring during the period from the Spinco Distribution Date to the date of transfer described herein, to the appropriate trustee as designated by Spinco or the applicable members of the Spinco Group under the trust agreement forming a part of the Spinco U.S. Savings Plan; provided, however, such transferred amounts shall only be transferred in accordance with Section 414(l) of the Code and all other applicable Law. In consideration for the transfer of assets described herein, Spinco shall, or shall cause to the applicable members of the Spinco Group, effective as of the date of transfer described herein, to assume all of the obligations of Remainco or Remainco U.S. Savings Plan in respect of the account balances accumulated by Spinco Participants under the Remainco U.S. Savings Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the date of transfer described herein) on or prior to the Spinco Distribution Date.

Section 5.2 TTT West Coast, Inc. 401(k) Retirement Savings Plan. Effective no later than the Spinco Distribution Date, Remainco shall transfer the TTT West Coast, Inc. 401(k) Retirement Savings Plan (the “TTT 401(k) Plan”) to Spinco and Spinco shall assume sponsorship of and responsibility for the TTT 401(k) Plan, including Liabilities associated with the accounts of each Spinco Participant under the TTT 401(k) Plan. Each Spinco Participant who immediately prior to the Spinco Distribution Date was a participant in, or entitled to future benefits under, the TTT 401(k) Plan shall continue to have such rights, privileges and obligations under the TTT 401(k) Plan as is provided thereunder following the Spinco Distribution Date.

ARTICLE VI

NONQUALIFIED PLANS; RETIREE MEDICAL

Section 6.1 Supplemental Savings Plan. Effective no later than the Spinco Distribution Date, Remainco shall transfer the Warner Media Employee Supplemental Savings Plan (the “WM Supplemental Savings Plan”) to Spinco and Spinco shall assume all Liabilities therefor, including Liabilities associated with the accounts of each Spinco Participant under the WM Supplemental Savings Plan. Each Spinco Participant who immediately prior to the Spinco Distribution Date was a participant in, or entitled to future benefits under, the WM Supplemental Savings Plan shall continue to have such rights, privileges and obligations under the WM Supplemental Savings Plan as is provided thereunder following the Spinco Distribution Date.

Section 6.2 Remainco Retiree Medical Plans. For three years following the Spinco Distribution Date, Spinco shall, or shall cause the applicable member of the Spinco Group, to provide each eligible Spinco Participant with retiree or post-employment medical, dental, vision or other welfare benefits that are substantially similar to those provided by Remainco immediately prior to the Spinco Distribution Date; provided that Spinco shall not be required to provide any such benefits to, and Remainco shall retain all Liabilities in respect of such benefits for, any Spinco Participants who met the applicable age and service eligibility provisions in order to be retirement eligible under the Remainco Plans for such benefits on or prior to the Spinco Distribution Date.

ARTICLE VII

U.S. HEALTH AND WELFARE PLANS

Section 7.1 Spinco Health and Welfare Plans.

(a) Establishment of the Spinco Health & Welfare Plans. Remainco or one or more of its Subsidiaries maintain each of the health and welfare plans set forth on Exhibit A attached hereto (the “Remainco Health & Welfare Plans”) for the benefit of eligible Spinco Participants and Remainco Participants. Effective as of the Spinco Distribution Date, Spinco shall adopt health and welfare plans for the benefit of eligible Spinco Participants (collectively, the “Spinco Health & Welfare Plans”).

(b) Terms of Participation in Spinco Health & Welfare Plans. Spinco shall cause all Spinco Health & Welfare Plans, if applicable, to (i) waive all limitations as to preexisting conditions, exclusions, and service conditions with respect to participation and coverage requirements applicable to Spinco Participants, other than limitations that were in effect with respect to Spinco Participants immediately prior to the Spinco Distribution Date, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Spinco Participant immediately prior to the Spinco Distribution Date to the extent such Spinco Participant had satisfied any similar limitation under the analogous Remainco Health & Welfare Plan, and (iii) credit each Spinco Participant, for the plan year in which the Spinco Distribution occurs, with the amount of any co-insurance, deductibles and out-of-pocket requirements or maximums such Spinco Participant paid prior to the Spinco Distribution Date during such plan year.

Section 7.2 Flexible Spending Accounts Plan. As of the Spinco Distribution Date, Spinco shall establish a flexible spending accounts plan (the “Spinco Flexible Spending Accounts Plan”) with features that are comparable to those contained in the flexible spending accounts plan maintained by Remainco for the benefit of Spinco Participants immediately prior to the Spinco Distribution Date (the “Remainco Flexible Spending Accounts Plan”). As of the Spinco Distribution Date, Spinco shall be responsible for administering all reimbursement claims of Spinco Participants under the Spinco Flexible Spending Accounts Plan with respect to the calendar year in which the Spinco Distribution Date occurs under the Spinco Flexible Spending Accounts Plan. If the aggregate contributions to the Remainco Flexible Spending Accounts Plan made by Spinco Participants prior to the Spinco Distribution Date for the plan year in which the Spinco Distribution Date occurs is over the aggregate reimbursement payouts made to Spinco Participants prior to the Spinco Distribution Date for such plan year, then (i) Remainco shall make a payment equal to the value of such excess to Spinco by wire transfer of immediately available funds as soon as practicable, but in no event later than 45 days, following the Spinco Distribution Date and (ii) Spinco shall cause such amounts to be credited to each such Spinco Participant’s accounts under the Spinco Flexible Spending Accounts Plan. In connection with such transfer, Spinco shall deem that such employees’ deferral elections made under the Remainco Flexible Spending Accounts Plan for the plan year in which the Spinco Distribution Date occurs shall continue in effect under the Spinco Flexible Spending Accounts Plan for the remainder of the plan year in which the Spinco Distribution Date occurs. If the aggregate reimbursement payouts made to Spinco Participants from the Remainco Flexible Spending Accounts Plan prior to the Spinco Distribution Date for the plan year in which the Spinco

Distribution Date occurs exceed the aggregate accumulated contributions made by the Spinco Participants to such plan prior to the Spinco Distribution Date for such plan year, then Spinco shall make a payment equal to the value of such excess to Remainco by wire transfer of immediately available funds as soon as practicable, but in no event later than 45 days, following the Spinco Distribution Date.

Section 7.3 COBRA and HIPAA. Spinco shall assume responsibility for compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Spinco Health & Welfare Plans, with respect to any Spinco Participant who incurs a qualifying event or loss of coverage under the Spinco Health & Welfare Plans on or after the Spinco Distribution Date. Remainco shall retain responsibility for compliance with the health care continuation coverage requirements of COBRA with respect to Spinco Participants who, as of the day prior to the Spinco Distribution Date, were covered under a Remainco Health & Welfare Plan pursuant to COBRA or who had incurred a COBRA “qualifying event” and were eligible to elect COBRA under a Remainco Health & Welfare Plan. The Parties hereto agree that neither the Separation nor any transfers of employment directly from the Spinco Group to the Remainco Group or directly from the Remainco Group to the Spinco Group that occur before the Spinco Distribution Date shall constitute a COBRA “qualifying event” for purposes of COBRA.

Section 7.4 Liabilities.

(a) Health & Welfare. Except as expressly provided in this Agreement, Remainco shall retain all Liabilities under any Remainco Health & Welfare Plans that are not, after the Spinco Distribution Date, sponsored or maintained by Spinco or a member of the Spinco Group, including Liabilities arising under any group life, accident, medical, dental or disability plan or similar arrangement (whether or not insured) (other than severance benefit plans) maintained by an entity other than Spinco or a member of the Spinco Group for the benefit of Spinco Participants under each such plan or similar arrangement to the extent that such Liabilities relate to claims which have been incurred on or prior to the Spinco Distribution Date. For the avoidance of doubt, Spinco shall be responsible for all Liabilities, whenever incurred, under any employee benefit or compensation plan, program, policy or arrangement that is sponsored or maintained by Spinco or a member of the Spinco Group.

(b) Workers’ Compensation. Spinco shall assume all Liabilities of Remainco, with respect to each Spinco Participant, arising under any workers’ compensation laws relating to accidents or occupational diseases that occurred on, before or after the Spinco Distribution Date, except that Remainco shall retain responsibility for any and all claims that relate to events occurring prior to the Spinco Distribution Date that are covered under an applicable Remainco workers’ compensation insurance policy, including, without limitation, any such policies issued by a captive insurer.

(c) Incurred Claim Definition. For purposes of this Section 7.4, a claim or Liability is deemed to be incurred (i) with respect to medical, dental, vision and/or prescription drug benefits, upon the rendering of health services or provision of supplies giving rise to such claim or Liability; (ii) with respect to life insurance, accidental death and dismemberment and business travel accident insurance, upon the occurrence of the event giving rise to such claim or Liability;

(iii) with respect to disability benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or Liability; and (iv) with respect to a period of continuous hospitalization (or any medical or other service or supply performed or provided during the period of continuous hospitalization), upon the date of admission to the hospital.

Section 7.5 Time-Off Benefits. Following the Spinco Distribution Date, Spinco shall retain all Liabilities for earned but unused vacation time, sick time and other time-off benefits of the Spinco Participants (“Accrued Vacation”) through the Spinco Distribution Date. Spinco shall not take away from any Spinco Employee any such Accrued Vacation to the extent such Accrued Vacation was not subject to forfeiture in accordance with the terms and conditions of the applicable vacation policy of Spinco or its respective Subsidiary pursuant to which it was earned as in effect on the date hereof.

Section 7.6 Severance Pay Plans. The Parties acknowledge and agree that the transactions contemplated by the Separation Agreement will not constitute a termination of employment of any Spinco Participant or Remainco Participant for purposes of any policy, plan, program or agreement of Spinco or Remainco or any member of the Spinco Group or Remainco Group that provides for the payment of severance, separation pay, salary continuation or similar benefits in the event of a termination of employment. Spinco shall retain all Liabilities for severance, separation pay, salary continuation or similar benefits payable to any Spinco Employee of Former Spinco Employee as a result of a termination of employment outstanding as of and arising after the Spinco Distribution Date.

ARTICLE VIII

EQUITY COMPENSATION

Section 8.1 Equity Compensation. The Parties, including through instructions with their respective administrators and recordkeepers, shall use commercially reasonable efforts and shall cooperate in good faith to take all actions reasonably necessary or appropriate for the adjustment of the Equity Compensation under the Remainco Share Plans, for the issuance of the Equity Compensation under the RMT Partner Share Plans, and to coordinate the tax treatment of such Equity Compensation as set forth in this Article VIII, all in a manner consistent with the resolutions adopted by the Compensation Committee of the Board of Directors of Remainco (the “Remainco Compensation Committee”) in connection with the Spinco Distribution and the provisions of this Article VIII.

Section 8.2 Adjustments, Taxes and Withholding.

(a) Remainco RSU and Restricted Stock Awards Held by Remainco Employees. Upon or following the Closing, each Remainco RSU Award and Remainco Restricted Stock Award held by a Remainco Employee that is outstanding as of the Closing shall remain an award denominated in Remainco Common Stock and shall be equitably adjusted as determined by the Remainco Compensation Committee to reflect the Spinco Distribution (each adjusted award, an “Adjusted Remainco RSU Award” and an “Adjusted Remainco Restricted Stock Award” ), (which shall include an adjustment to the number of shares of Remainco Common Stock to which the Adjusted Remainco RSU Award or Adjusted Remainco Restricted Stock Award relates), and the adjusted award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Remainco RSU Award or Remainco Restricted Stock Award immediately prior to the Closing.

(b) Remainco PSU Awards Held By Remainco Employees. Upon or following the Closing, each Remainco PSU Award held by a Remainco Employee that is outstanding as of the Closing shall remain an award denominated in Remainco Common Stock and shall be equitably adjusted as determined by the Remainco Compensation Committee to reflect the Spinco Distribution (each adjusted award, an “Adjusted Remainco PSU Award”), (which shall include an adjustment to the number of shares of Remainco Common Stock to which the Adjusted Remainco PSU Award relates and may include an adjustment to the performance metrics applicable to the original Remainco PSU Award), and the Adjusted Remainco PSU Award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Remainco PSU Award immediately prior to the Closing.

(c) Remainco Stock Option Awards Held By Remainco Employees. Upon or following the Closing, each Remainco Option Award held by a Remainco Employee that is outstanding as of the Closing shall remain an award denominated in Remainco Common Stock and shall be equitably adjusted as determined by the Remainco Compensation Committee to reflect the Spinco Distribution (each adjusted award, an “Adjusted Remainco Option Award”), (which shall include an adjustment to the number of shares of Remainco Common Stock and the exercise price per share of Remainco Common Stock to which the Adjusted Remainco Option Award relates), and the Adjusted Remainco Option Award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Adjusted Remainco Option Award immediately prior to the Closing.

(d) Remainco RSU Awards Held By Spinco Employees as of Signing (Unvested Awards). Upon the Closing, each Remainco RSU Award held by a Spinco Employee that was granted prior to the date hereof and is outstanding and unvested as of the Closing shall be forfeited as of the Closing. Following the Closing, RMT Partner shall grant such Spinco Employee an RMT Partner RSU Award. The number of shares of RMT Partner Common Stock to which such RMT Partner RSU Award relates shall be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (i) the number of unvested shares of Remainco Common Stock to which the corresponding Remainco RSU Award related immediately prior to the Closing by (ii) the RMT Partner Equity Adjustment Ratio, and the RMT Partner RSU Award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Remainco RSU Award immediately prior to the Closing.

(e) Remainco RSU Awards Held By Spinco Employees as of Signing (Vested Awards). Upon or following the Closing, each Remainco RSU Award held by a Spinco Employee that was granted prior to the date hereof and is outstanding and vested as of the Closing shall remain an award denominated in Remainco Common Stock and shall be equitably adjusted as determined by the Remainco Compensation Committee to reflect the Spinco Distribution (each adjusted award, a “Spinco Employee Adjusted Remainco Vested RSU Award”) (which shall include an adjustment to the number of shares of Remainco Common Stock to which the Spinco Employee Adjusted Remainco Vested RSU Award relates), and the adjusted award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Remainco RSU Award immediately prior to the Closing.

(f) Remainco Stock Option Awards Held By Spinco Employees as of Signing. Upon or following the Closing, each Remainco Option Award held by a Spinco Employee that was granted prior to the date hereof and is outstanding as of the Closing shall remain an award denominated in Remainco Common Stock and shall be equitably adjusted as determined by the Remainco Compensation Committee to reflect the Spinco Distribution (each adjusted award, a “Spinco Employee Adjusted Remainco Option Award”), (which shall include an adjustment to the number of shares of Remainco Common Stock and the exercise price per share of Remainco Common Stock to which the Spinco Employee Adjusted Remainco Option Award relates), and the adjusted award shall otherwise be subject to the same terms and conditions as the terms and conditions applicable to the corresponding Remainco Option Award immediately prior to the Closing.

(g) Remainco RSU Awards Granted to Spinco Employees After Signing. Upon or following the Closing, each Remainco RSU Award, if any, held by a Spinco Employee that was granted after the date hereof and is outstanding as of the Closing shall be converted into an RMT Partner RSU Award, and shall otherwise be subject to the same terms and conditions after the Closing as the terms and conditions applicable to the corresponding Remainco RSU Award immediately prior to the Closing; provided, however, that the number of shares of RMT Partner Common Stock to which such RMT Partner RSU Award relates shall be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (i) the number of shares of Remainco Common Stock to which the corresponding Remainco RSU Award related immediately prior to the Closing by (ii) the RMT Partner Equity Adjustment Ratio.

(h) Payment; Tax Deductions.

(i) From and after Closing, Remainco shall have sole responsibility for the settlement of and/or delivery of shares of Remainco Common Stock pursuant to Adjusted Remainco RSU Awards, Adjusted Remainco Restricted Stock Awards, Adjusted Remainco PSU Awards, Adjusted Remainco Option Awards, Spinco Employee Adjusted Remainco Option Awards and Spinco Employee Adjusted Remainco Vested RSU Awards. Upon the vesting, exercise, payment or settlement, as applicable, of Adjusted Remainco RSU Awards, Adjusted Remainco Restricted Stock Awards, Adjusted Remainco PSU Awards, Adjusted Remainco Option Awards, Spinco Employee Adjusted Remainco Option Awards and Spinco Employee Adjusted Remainco Vested RSU Awards, Remainco shall claim any federal, state and/or local tax deductions, and Spinco shall not claim such deductions, and Remainco shall be responsible for ensuring the satisfaction of all applicable Tax payment and withholding requirements in respect thereof and for ensuring the collection and remittance of applicable Taxes to the applicable Governmental Entity.

(ii) From and after Closing, RMT Partner shall have sole responsibility for the settlement of and/or delivery of shares of RMT Partner Common Stock pursuant to RMT Partner equity awards (including RMT Partner RSU Awards held by Spinco Employees). Upon the vesting, payment or settlement, as applicable, of RMT Partner equity awards (including RMT Partner RSU Awards held by Spinco Employees), RMT Partner shall claim any federal, state and/or local tax deductions, and Remainco shall not claim such deductions, and Spinco shall be responsible for ensuring the satisfaction of all applicable Tax payment and withholding requirements in respect thereof and for ensuring the collection and remittance of applicable Taxes to the applicable Governmental Entity.

(iii) If either Remainco or Spinco determines in its reasonable judgment that there is a substantial likelihood that a tax deduction that was assigned to Remainco or Spinco pursuant to this Section 8.2 will instead be available only to the other party (whether as a result of a determination by the IRS, a change in the Code or the regulations or guidance thereunder, or otherwise), it will notify the other party and both Parties will negotiate in good faith to resolve the issue in accordance with the following principle: the party entitled to the deduction shall pay to the other party an amount that places the other party in a financial position equivalent to the financial position the party would have been in had the party received the deduction as intended under this Section 8.2. Such amount shall be paid within 90 days of filing the last tax return necessary to make the determination described in the preceding sentence.

Section 8.3 Cooperation. In addition to any cooperation principles governed by Article XIII, if, after the Spinco Distribution Date, Spinco or Remainco identify an administrative error in the individuals identified as holding Equity Compensation, the amount of Equity Compensation so held, the vesting level of such Equity Compensation, or any other similar error, Spinco and Remainco shall mutually cooperate in taking such actions as are necessary or appropriate to place, as nearly as reasonably practicable, the individual and Spinco and Remainco in the position in which they would have been had the error not occurred. For purposes of administering Spinco Employee Adjusted Remainco RSU Awards and Spinco Employee Adjusted Remainco Option Award, Spinco shall provide Remainco any information required for tax withholding/remittance obligations and promptly inform Remainco of any change in employment status of any Spinco Employee who holds a Spinco Employee Adjusted Remainco RSU Award or a Spinco Employee Adjusted Remainco Option Award.

Section 8.4 SEC Registration. Prior to the Closing, RMT Partner shall have filed a registration statement on Form S-8 (or other applicable form) with respect to the RMT Partner Common Stock authorized for issuance under the awards converted pursuant to Section 8.2. The Parties mutually agree to take such additional actions as are deemed necessary or advisable to comply securities laws and other legal requirements associated with equity compensation awards in the U.S. and affected non-U.S. jurisdictions with respect to the shares of RMT Partner Common Stock authorized for issuance under RMT Partner RSU Awards.

ARTICLE IX

ADDITIONAL COMPENSATION AND BENEFITS MATTERS

Section 9.1 Cash Incentive Awards. Effective as of the Spinco Distribution Date, Spinco shall assume or retain, as applicable, responsibilities for all Liabilities, and fully perform, pay and discharge all Liabilities when such Liabilities become due, relating to any annual bonus, commission, short- and long- term cash incentive and retention bonus awards, or portion of any such incentive awards, that any Spinco Participant is eligible to receive with respect to the calendar year in which the Spinco Distribution Date occurs and, effective as of the Spinco Distribution Date, Remainco shall have no Liability with respect to any such annual bonus, commission, short- and long- term cash incentive and retention bonus to be paid to Spinco Employees with respect to the calendar year in which the Spinco Distribution Date occurs.

Section 9.2 Individual Arrangements.

(a) Spinco Individual Arrangements. Spinco acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the Spinco Group or Remainco Group to any Spinco Participant (including, for the avoidance of doubt, pursuant to Section 8.1(a)(iv) of the Spinco Disclosure Letter). As of the Spinco Distribution Date, RMT Partner shall, or shall cause one of its Subsidiaries to, take any actions necessary to expressly assume any individual agreements (or obligations thereunder) with Spinco Employees that are Spinco Employee Liabilities to the extent necessary pursuant to their terms.

(b) Remainco Individual Arrangements. Remainco acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the Spinco Group or Remainco Group to any Remainco Participant.

(c) Effect of the Distribution on Severance. The Parties acknowledge and agree that the transactions contemplated by the Separation Agreement will not constitute a termination of employment of any Spinco Participant for purposes of any policy, plan, program or agreement of Spinco or Remainco or any member of the Spinco Group or Remainco Group that provides for the payment of severance, separation pay, salary continuation or similar benefits in the event of a termination of employment.

(d) Restrictive Covenants in Employment and Other Agreements. Effective on the Spinco Distribution Date, Spinco shall be considered to be a third-party beneficiary with respect to, all agreements containing restrictive covenants (including confidentiality, non-competition, and non-solicitation provisions) between Remainco and a Spinco Employee or a Former Spinco Employee, such that RMT Partner shall enjoy all the rights and benefits, in addition to Remainco, under such agreements (including rights and benefits as a third-party beneficiary), with respect to the Spinco Business. Following the Spinco Distribution Date, Remainco and its Affiliates shall not enforce against any Spinco Employee any confidentiality obligations (solely to the extent such obligations relate to the Spinco Business), or non-competition, non-solicitation or similar contractual obligations, or otherwise assert with respect to any such Spinco Employee or Spinco Entity claims that would otherwise prohibit or place conditions on any such Spinco Employee’s employment with Spinco or any of its Affiliates, or any actions taken by such Spinco Employee as an employee of Spinco or any of its Affiliates, in each case, solely to the extent such Spinco Employee is acting in furtherance of the operations or activities relating to the Spinco Business.

Section 9.3 Labor Matters.

(a) Notwithstanding anything to the contrary in this Agreement, as of the Spinco Distribution Date, Spinco shall, or shall cause the applicable members of the Spinco Group to, assume, in accordance with their terms, each of the Spinco Labor Agreements covering Spinco Employees as of immediately prior to the Spinco Distribution. For the avoidance of doubt, nothing in this Section 9.3 shall prohibit Spinco or the applicable members of the Spinco Group from amending, modifying or terminating a Spinco Labor Agreement in accordance with its terms and applicable Law.

(b) Prior to the Spinco Distribution Date, the Parties (to the extent applicable) shall satisfy all legal or contractual requirements that may apply to them between the date of this Agreement and the Spinco Distribution Date to provide notice to, or to enter into any consultation or bargaining procedure with, any employee or any labor union, labor organization or works council, which is representing any employee, in connection with the Transactions contemplated by the Separation Agreement. To the extent applicable, each Party (and each of its respective Affiliates) agrees to cooperate and use its reasonable best efforts to assist the other Party in satisfying information and consultation obligations owed to any employee, labor union, labor organization or works council in relation to the Transactions.

Section 9.4 Section 409A. Notwithstanding anything in this Agreement to the contrary (including the treatment of supplemental and deferred compensation plans, outstanding long-term incentive awards and annual incentive awards as described herein), the Parties agree to negotiate in good faith regarding the need for any treatment different from that otherwise provided herein to ensure that the treatment of such supplemental or deferred compensation or long-term incentive award, annual incentive award or other compensation does not cause the imposition of a Tax under Section 409A of the Code.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification. All Liabilities retained or assumed by or allocated to Spinco or the Spinco Group pursuant to this Agreement (“Spinco Employee Liabilities”) shall be deemed to be “Spinco Assumed Liabilities” (as defined in the Separation Agreement) for purposes of the Separation Agreement, and all Assets retained or assumed by or allocated to Spinco or the Spinco Group pursuant to this Agreement (“Spinco Employee Assets”) shall be deemed to be “Spinco Transferred Assets” (as defined in the Separation Agreement). All Liabilities retained or assumed by or allocated to Remainco or the Remainco Group pursuant to this Agreement (“Remainco Employee Liabilities”) shall be deemed to be “Remainco Assumed Liabilities” (as defined in the Separation Agreement) for purposes of the Separation Agreement, and all Assets retained or assumed by or allocated to Remainco or the Remainco Group pursuant to this Agreement (“Remainco Employee Assets”) shall be deemed to be “Remainco Transferred Assets” (as defined in the Separation Agreement).

ARTICLE XI

RMT PARTNER

Section 11.1 Obligations of RMT Partner. Following the Closing, in accordance with Section 9.13 of the Separation Agreement, RMT Partner agrees to cause, and to take all actions to enable, Spinco and the members of the Spinco Group to adhere to each provision of this Agreement which requires an act on the part of Spinco or any member of the Spinco Group or any of its or their Affiliates to cause or enable Spinco and the Spinco Group to comply with their obligations under this Agreement. In connection with the foregoing, to the extent applicable, RMT Partner may satisfy any Spinco obligation to provide or establish compensation or benefits to Spinco Participants in accordance with this Agreement pursuant to a Benefit Plan sponsored or maintained by RMT Partner or any of its Subsidiaries.

ARTICLE XII

GENERAL AND ADMINISTRATIVE

Section 12.1 Sharing of Information. Remainco and Spinco (acting directly or through their respective Subsidiaries) shall provide to the other and their respective agents and vendors all Information as the other may reasonably request to enable the requesting Party to administer efficiently and accurately each of its Benefit Plans, to assist Spinco in obtaining its own insurance policies to provide benefits under Spinco Plans, and to determine the scope of, as well as fulfill, its obligations under this Agreement; provided, however, that, in the event that any Party reasonably determines that any such provision of Information could be commercially detrimental to such Party or any member of its Group, violate any Law or agreement to which such Party or member of its Group is a party, or waive any attorney-client privilege applicable to such Party or member of its Group, the Parties shall provide any such Information and the Parties shall take all reasonable measures to comply with the obligations pursuant to this Section 12.1 in a manner that mitigates any such harm or consequence to the extent practicable, and the Parties agree to cooperate with each other and take such commercially reasonable steps as may be practicable to preserve the attorney-client privilege with respect to the disclosure of any such Information. Such Information shall, to the extent reasonably practicable, be provided in the format and at the times and places requested, but in no event shall the Party providing such Information be obligated to incur any out-of-pocket expenses not reimbursed by the Party making such request or make such Information available outside of its normal business hours and premises. Any Information shared or exchanged pursuant to this Agreement shall be subject to the same confidentiality requirements set forth in Article VI of the Separation Agreement.

Section 12.2 Reasonable Efforts/Cooperation. Each of the Parties hereto will use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement, including adopting plans or plan amendments. Each of the Parties hereto shall cooperate fully on any issue relating to the transactions contemplated by this Agreement for which the other Party seeks a determination letter or private letter ruling from the IRS, an advisory opinion from the DOL or any other filing, consent or approval with respect to or by a Governmental Entity.

Section 12.3 Non-Termination of Employment; No Third-Party Beneficiaries. No provision of this Agreement or the Separation Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any Remainco Employee or Spinco Employee or other future, present, or former employee of any member of the Remainco Group or Spinco Group under any Remainco Plan or Spinco Plan or otherwise. This Agreement is solely for the benefit of the Parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons (including any employee or former employee of Remainco or Spinco or either of their respective Subsidiaries or any beneficiary or dependent thereof) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. No provision in this Agreement shall modify or amend any other agreement, plan, program, or document unless this Agreement explicitly states that the provision “amends” that other agreement, plan, program, or document. This shall not prevent the Parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other person shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to another agreement, plan, program, or document unless the provision is explicitly designated as such in this Agreement, and the person is otherwise entitled to enforce the other agreement, plan, program, or document. If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to another agreement, plan, program, or document, and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision in this Agreement shall be void ab initio, thereby precluding it from having any amendatory effect. Furthermore, nothing in this Agreement is intended to confer upon any employee or former employee of Remainco, Spinco or either of their respective Subsidiaries any right to continued employment, or any recall or similar rights to an individual on layoff or any type of approved leave.

Section 12.4 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties hereto shall use their reasonable best efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision in a mutually satisfactory manner.

Section 12.5 Access to Employees. Following the Spinco Distribution Date, Remainco and Spinco shall, or shall cause each of their respective Subsidiaries to, make available to each other those of their employees who may reasonably be needed in order to defend or prosecute any legal or administrative action (other than a legal action between any member of the Remainco Group and any member of the Spinco Group) to which any employee, director or Benefit Plan of the Remainco Group or Spinco Group is a party and which relates to their respective Benefit Plans prior to the Spinco Distribution Date.

Section 12.6 Beneficiary Designation/Release of Information/Right to Reimbursement. To the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of information and rights to reimbursement made by or relating to Spinco Participants under Remainco Plans shall be transferred to and be in full force and effect under the corresponding Spinco Plans until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply to, the relevant Spinco Participant.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Effect If Separation Does Not Occur. Notwithstanding anything in this Agreement to the contrary, if the Separation Agreement is terminated prior to the Spinco Distribution Date, then all actions and events that are, under this Agreement, to be taken or occur effective immediately prior to or as of the Spinco Distribution Date, or otherwise in connection with the transactions, shall not be taken or occur except to the extent specifically agreed to in writing by Spinco and Remainco and neither Party shall have any Liability to the other Party under this Agreement.

Section 13.2 Miscellaneous. Section 11.4 (Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), Section 11.5 (Specific Performance), Section 11.6 (Notices), Section 11.14 (Successors and Assigns) and Section 11.16 (Interpretation and Construction) of the Merger Agreement are incorporated by reference herein and are effective mutatis mutandis with respect to this Agreement as if set forth herein in their entirety.

Section 13.3 Complete Agreement; Construction. This Agreement, including Exhibit A, together with the Transaction Documents, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

Section 13.4 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 13.5 Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Spinco Distribution Date.

Section 13.6 Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any consent required or permitted to be given by any Party to any other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and the members of its Group).

Section 13.7 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 13.8 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any entity that is contemplated to be a Subsidiary of such Party after the Spinco Distribution Date.

Section 13.9 No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification or payment pursuant to this Agreement or Article V of the Separation Agreement).

Section 13.10 Title and Headings. Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 13.11 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 13.12 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of this Agreement or any of the Transaction Documents).

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

AT&T INC.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title: Senior Vice President, Corporate Strategy and
Development

MAGALLANES, INC.

By	/s/ Stephen McGaw
Name:	Stephen McGaw
Title:	President

DISCOVERY, INC.

By	/s/ Bruce Campbell
Name:	Bruce Campbell
Title:	Chief Development, Distribution & Legal Officer

Exhibit A

REMAINCO HEALTH & WELFARE PLANS

1.	AT&T Healthcare Spending Account

2.	AT&T Tuition Aid Policy (Tuition Assistance – Management)

3.	AT&T Paid Time Off Policies for U.S. Management Employees (Revised January 2021)

a.	Calculating Payouts for Unused PTO

b.	Holidays & Holiday Pay

c.	Paid Time Off Policy

d.	Jury Duty & Court Appearances

e.	Paid Time Off Capping and Carryover

f.	Paid Time Off for Bereavement

g.	Situations Impacting PTO for Managers

h.	Volunteering & Your Community Day

i.	Paid Caregiver Leave

j.	Sick Time Guidelines (Revised April 2020)

k.	Paid Parental Leave Policy

4.	The following Remainco Plans under the AT&T Umbrella Benefit Plan No. 3:

a.	AT&T Medical Programs, administered by Aetna Life Insurance Company & Blue Cross and Blue Shield of Illinois (Remainco Employees)

b.	AT&T Group Life Insurance Program for Active Employees

c.	WarnerMedia Medical Program (Spinco Employees)

d.	AT&T Dental Program

e.	AT&T Vision Program

f.	AT&T CarePlus – A Supplemental Benefit Program

g.	AT&T Disability Income Program (Management Employees)

h.	AT&T Flexible Spending Account Plan

i.	AT&T Onsite Health Center Program

j.	AT&T Group Life Insurance Program for Former Management Employees

5.	The following Remainco Plans under the AT&T Umbrella Benefit Plan No. 2:

a.	AT&T Consolidated Long-Term Care Insurance Plan

b.	Employee Assistance Program

6.	The following Remainco Plans under the AT&T Umbrella Benefit Plan No. 1:

a.	AT&T Group Life Insurance Program for Former Management Employees

b.	Former Eligible Employee Medical, Dental and Vision Programs

7.	Umbrella Benefit Plan—The CW Network and underlying programs

8.	AT&T Commuter Benefit Policy

9.	AT&T Adoption Reimbursement Policy, AT&T Surrogacy Reimbursement Policy and AT&T Cryopreservation Reimbursement Policy

10.	AT&T Retiree Discounts, Discounts for Retired Employees

Exhibit 10.4

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is made as of this 16th day of May, 2021 (this “Agreement”), by and between Discovery, Inc., a Delaware corporation with its principal place of business at 230 South Park Avenue, New York, NY 10003 (the “Company”) and David Zaslav (the “Executive”), (collectively, the “Parties”), and amends and restates the prior Employment Agreement between the Parties dated January 2, 2014 as previously amended and restated as of July 16, 2018 (the “Prior Agreement”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger, as of even date herewith with AT&T Inc., (“Remainco”), Magallanes, Inc., a wholly owned subsidiary of Remainco (“Spinco”), and Drake Subsidiary, Inc. (the “Merger Agreement”), pursuant to which Spinco will merge into Drake Subsidiary, Inc. and become a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, in connection with the execution of the Merger Agreement, the Company desires to continue to have access to the Executive’s services as President and Chief Executive Officer (“CEO”), the Executive is willing to commit to such longer period of service, and the Parties desire to enter into this Agreement to secure the Executive’s employment during the term hereof, on the terms and conditions set forth herein.

NOW, THEREFORE, the Parties agree as follows:

1. Title. The Company hereby employs the Executive, and the Executive agrees to serve the Company as President and CEO, on the terms and conditions hereinafter set forth, headquartered principally in the Company’s New York, New York offices, provided, however, that the Executive may from time to time render his services remotely from a personal residence.

2. Employment Term. The Executive’s employment by the Company pursuant to the Prior Agreement shall be extended until December 31, 2027, unless sooner terminated pursuant to Paragraph 10 hereof (the “Term of Employment”). References to the “expiration of the Term of Employment” shall refer to the expiration of the Term of Employment on December 31, 2027.

3. Duties. The Executive shall report directly and solely to the Board of Directors of the Company (the “Board”). The Executive shall have all of the power, authority and responsibilities customarily attendant to the position of President and CEO, including the supervision and responsibility for all operations and management of the Company and its subsidiaries (the “Company Entities”). The Executive shall be the most senior executive having management responsibilities for the assets and day-to-day operations of the Company. During the Term of Employment, the Board shall not give another employee of the Company a title which includes the word “chairman”. The Executive shall work under the direction and control of the Board. The Executive agrees to render his services under this Agreement loyally and faithfully, to the best of his abilities and in substantial conformance with all laws, rules and Company policies. The Executive shall be subject to all of the Company’s policies, including conflicts of interest.

4. Compensation.

(a) Base Salary. The Company shall pay the Executive a base salary (the “Base Salary”), to be paid on the same payroll cycle as other U.S.-based executive officers of the Company (which shall be not less than bi-monthly), at an annual rate of Three Million Dollars ($3,000,000).

(b) Annual Bonus. For each full calendar year for which the Executive is employed by the Company (or as otherwise specifically provided in Paragraph 10 following termination of employment), the Executive will be eligible to earn an “Annual Bonus,” provided the Executive remains employed under this Agreement throughout the calendar year (or as otherwise specifically provided in Paragraph 10 following termination of employment). The Executive’s “Target” Annual Bonus for each year ending during the term of this Agreement shall be $22,000,000. For calendar years after 2021, Executive’s Annual Bonus can exceed the Target, with a cap of 125% of the Target.

Except as otherwise expressly provided herein, no portion of the Annual Bonus shall be guaranteed. The amount of the Annual Bonus will depend upon the achievement of quantitative and qualitative objectives with one-half of the Target Annual Bonus subject to achievement of quantitative objectives and one-half of the Annual Bonus subject to the achievement of qualitative objectives. The quantitative and qualitative objectives will be established each year by the Compensation Committee of the Board (“Compensation Committee”) in consultation with the Executive during the first ninety (90) days of each calendar year. The review of performance relative to the quantitative objectives for each year shall be completed within thirty (30) days of the delivery of the audited financial statements of the Company for such year. The review of performance relative to qualitative objectives shall be completed by the end of March following such year, and achievement of the qualitative objectives will be determined by the Compensation Committee after consultation with the Board. Notwithstanding the foregoing provisions of this paragraph, in the event that the Merger closes, for the calendar year following the calendar year in which the closing of the Merger occurs, if at all, the Annual Bonus for such year shall be payable at target.

With respect to the quantitative objectives, the Compensation Committee shall determine the type of objectives (e.g., annual revenue, operating income and cash flow objectives), the relative weight to be given to each type of objective (e.g., 33% each), and the numerical performance targets for each objective. The full Target Annual Bonus attributable to the quantitative objectives (i.e., 50% of the Target Annual Bonus) shall be earned only upon full (100%) achievement of each quantitative component; if the Executive’s performance relative to the quantitative performance targets is less than 70% of such targets, then no quantitative portion of the Target Annual Bonus will be earned; and if the Executive’s performance relative to the quantitative performance targets is between 70% and 100% of such targets, then the amount of the Target Annual Bonus earned with respect to that quantitative component shall be pro-rated from 0% to 100%. By way of example, 50% of such Target Annual Bonus ($11,000,000) is contingent upon meeting quantitative objectives; if there are two quantitative performance objectives and the Company achieves 95% of such objectives, then the Executive will have earned 91.67% of the quantitative portion of the Target Annual Bonus, or $9,166,667.

In the event the Company restates its financial statements for any year after having paid an Annual Bonus for such year (including any bonus paid under the Prior Agreement), then the Compensation Committee shall recalculate the quantitative portion of the Executive’s Annual Bonus for such year, based upon the restated financial statements, and (x) if the Company previously underpaid the quantitative portion of the Annual Bonus for such year, the Company shall promptly pay to the Executive (without interest) any additional Annual Bonus he was due for such year, and (y) if the Company previously overpaid the Annual Bonus for such year, the Executive shall promptly repay to the Company (without interest) the amount of the excess quantitative portion of Annual Bonus previously paid for such year; provided that, in the event the Party required to make a payment under this sentence is entitled to receive future payments from the Party entitled to receive payment under this sentence, then the Party required to make the payment under this sentence may reduce the payment due under this sentence by the present value of the future payments to be received from the other Party.

For purposes of Section 409A of the Internal Revenue Code (“IRC 409A”), (i) the Annual Bonus shall be paid in the calendar year following the year of performance, in accordance with past practice, but in no event later than December 31st of such following year, and (ii) in the event the adjustment mechanism in the preceding sentence is applicable to an Annual Bonus (because the Company restates its financial statements), the Party required to make a payment under such provision may not use the present value of future payments of “deferred compensation” (as defined under IRC 409A) to reduce the payment due under such provision.

(c) Stock Options.

(i) Prior Agreement Awards. The Stock Options granted under the Prior Agreement shall continue to vest as provided for in the Prior Agreement, provided, however, that, in lieu of the treatment that would have applied upon a Change in Control under the Prior Agreement, upon and subject to the closing of the Merger, 70% of the granted and unvested Stock Options pursuant to the Prior Agreement shall become fully vested as of the closing of the Merger, with the balance of 30% of such unvested Stock Options continuing to vest as provided for in the Prior Agreement.

(ii) 2021 Signing Awards. In addition to the Stock Options granted under the Prior Agreement, the Executive shall receive as of the date of this Agreement (May 16, 2021) the following grants, made under the Company’s 2013 Incentive Plan, as amended and restated (the “Incentive Plan”), to purchase the Company’s Series A common stock. Except as specifically stated herein, such stock options shall have terms and conditions consistent with the Company’s standard award agreement, including a maximum term of seven (7) years from the date of grant (the “2021 Signing Stock Options”). The 2021 Signing Stock Options shall be broken into two groups, with each group having a separate vesting schedule.

(A) Group 1: The Group 1 Stock Options will be earned and become eligible to vest and be exercised in five tranches (with each tranche’s vesting/exercisability on May 16 in the year set forth under the Vesting/Exercise schedule heading in the following table), and each successive tranche will have a higher exercise price, as follows:

Tranche (shares)	Exercise Price	Vesting/Exercise schedule
2021 1,635,284	Closing Price on the Last Business Day Prior to the Grant Date (the “Applicable Closing Price”), which is $35.65	2022, 2023, 2024, 2025 (25%/yr)
2022 1,519,414	105% of Applicable Closing Price, which is $37.43	2023, 2024, 2025, 2026 (25%/yr)
2023 1,557,685	110.25% of Applicable Closing Price on Grant Date, which is $39.30	2024, 2025, 2026 (33%, 33% and 34%)
2024 1,603,292	115.76% of Applicable Closing Price, which is $41.27	2025, 2026 (50%/yr)
2025 1,682,083	121.55% of Applicable Closing Price, which is $43.33	2026 (100%)

(B) Group 2: The Group 2 Stock Options will be earned and become eligible to vest and be exercised in five tranches (with each tranche’s vesting/exercisability occurring on January 1 in the year set forth under the Vesting/Exercise schedule heading in the following table) and each successive tranche will have a higher exercise price, as follows:

Tranche (shares)	Exercise Price	Vesting/Exercise schedule
2023 1,360,127	Applicable Closing Price on Grant Date, which is $35.65	2024 2025, 2026, 2027 (25%/yr)
2024 1,421,234	105% of Applicable Closing Price, which is $37.43	2025, 2026, 2027, 2028 (25%/yr)
2025 1,401,917	110.25% of Applicable Closing Price, which is $39.30	2026, 2027 and 2028 (33%, 33%, 34%)
2026 1,270,188	115.76% of Applicable Closing Price, which is $41.27	2027 and 2028 (50%/yr)
2027 1,322,488	121.55% of Applicable Closing Price, which is $43.33	2028 (100%)

Provided that any vesting/exercise date designated in the foregoing chart as 2028 shall be December 31, 2027.

(iii) Additional Options. On January 3, 2022, the Executive shall receive an additional grant of options under the Incentive Plan to purchase 198,132 shares of the Company’s Series A common stock (“Follow-on Options”), provided he is employed by the Company on such date. Such award is intended to supplement the 2022 tranche of the Group 1 Stock Options. Except as stated herein, such options shall have terms and conditions consistent with the Company’s standard award agreement and shall vest and become exercisable in four (4) equal tranches of 49,533 shares on

May 16 of 2023, 2024, 2025 and 2026. Notwithstanding the foregoing, if the value on the date of grant exceeds such exercise price, the exercise price shall be the closing price on the date of grant and the Parties shall discuss how to make up for the lost economic value attributable to the higher exercise price (e.g., through the grant of additional stock options which have a Black Scholes value equal to the difference between the Black Scholes value of the option promised in the first sentence hereof and the option with the higher exercise price than the 2022 tranche of the Group 1 Stock Options, or a PRSU for a number of shares equal to the difference between the exercise prices on the 198,132 shares.

(iv) The 2021 Signing Stock Options and the Follow-On Options are sometimes collectively referred to herein as the “Stock Options”.

(v) The Executive shall have the right to pay the exercise price for the 2021 Signing Stock Options, the Follow-On Options and the Stock Options granted under the Prior Agreement, as well as the taxes on the compensation recognized upon such exercise (up to his estimated marginal tax rate), through a contemporaneous broker-assisted sale of shares by the Executive (in accordance with applicable securities laws).

(vi) Upon the Executive’s termination of employment without Cause or for Good Reason, pursuant to subparagraph 10(c) below, the granted Stock Options shall be fully vested and shall become exercisable at the same time such Stock Options would have become exercisable as if the Executive had continued to be employed by the Company through the end of the Employment Term, and upon the Executive remaining employed for thirty days following a Change in Control, pursuant to subparagraph 10(g) below, the granted Stock Options shall be fully vested and shall become immediately exercisable.

(d) SAR Awards. New SARs granted under the Prior Agreement shall continue to vest as provided for in the Prior Agreement, including, with limitation, to the extent provided in paragraph 10 of the Prior Agreement; provided, however, that in lieu of the treatment that would have applied upon a Change in Control under the Prior Agreement, upon and subject to the closing of the Merger, 70% of the granted and unvested New SARs granted pursuant to the Prior Agreement shall become fully vested as of the closing of the Merger, with the balance of 30% of such unvested New SARs continuing to vest as provided for in the Prior Agreement.

(e) PRSUs.

(i) The outstanding PRSUs and Prior PRSUs (for which the performance period has not expired) granted pursuant to the Prior Agreement shall continue to vest as provided for in the Prior Agreement, including, with limitation, to the extent provided in paragraph 10 of the Prior Agreement; provided, however, that in lieu of the treatment that would have applied upon a Change in Control under the Prior Agreement, upon and subject to the closing of the Merger, 70% of the outstanding PRSUs and Prior PRSUs (for which the performance period has not expired) shall become fully vested as of the closing of the Merger, with the balance of 30% of such unvested PRSUs continuing to vest as provided for in the Prior Agreement.

(ii) Commencing in 2022, the Executive shall be awarded PRSUs under the terms of the Incentive Plan and the implementing award agreements in each of the following six (6) calendar years: 2022, 2023, 2024, 2025, 2026 and 2027, conditioned upon the Executive being employed by the Company on the applicable grant date therefore (“PRSUs”). The number of PRSUs to be awarded to the Executive in each of said six (6) years shall be determined by dividing $12,000,000 by the closing price of the Company’s Series A common stock on the last business day prior to the grant date. In each case the number of PRSUs shall be adjusted in accordance with the terms of the Incentive Plan for occurrences such as stock splits, recapitalizations, etc., in order to maintain the expected economics of the PRSU grant provided herein.

Each tranche of PRSUs shall be granted by the Compensation Committee in the first ninety (90) days of the year of the award (i.e., 2022, 2023, 2024, 2025, 2026 and 2027) provided the Executive is employed by the Company on the date of grant. The PRSUs granted to the Executive in each tranche shall be earned (if and to the extent) the Executive is employed by the Company as of the last day of the calendar year in which the PRSU was granted (or otherwise in accordance with Paragraph 10) and meets the performance metrics established for that one-year performance period, as determined by the Compensation Committee, in accordance with the terms of the implementing award agreement (which shall be consistent with the terms of this Agreement). The one-year performance metrics for each tranche shall be determined by the Compensation Committee in consultation with the Executive prior to the grant date. The annual metrics will be 75% qualitative business criteria (e.g., quality of programming and succession planning) and 25% quantitative business criteria (e.g., as described in subparagraph 4(b) with respect to the Annual Bonus). The Compensation Committee shall determine the type of metrics (e.g., revenue, operating income and cash flow objectives), the relative weight to be given to each metric (e.g., 33% each), and the numerical performance targets for each metric.

(iii) Each tranche of PRSUs will vest only if the Compensation Committee certifies that the performance metrics are satisfied during the applicable one (1)-year performance period.

The review of performance relative to the pre-determined metrics for the one (1)-year performance period shall be completed within thirty (30) days of the delivery of the audited financial statements of the Company for the last year of such one (1)-year performance period. The achievement of the pre-determined metrics will be determined by the Compensation Committee. The full tranche of PRSUs shall be earned only upon full (100%) achievement of the target for each pre-determined metric. If the Executive’s performance relative to the targets is less than 70% of such targets, then no portion of the tranche will be earned; and if the Executive’s performance relative to the targets is between 70% and 100%, then the amount of the tranche earned shall be pro-rated from 0% to 100%. By way of example, if 95% of such objectives are achieved, then the Executive will earn 91.67% of the PRSUs.

To the extent the Executive earns all or any portion of a tranche of PRSUs, the PRSUs shall be paid to the Executive as follows:50% of the earned PRSUs shall be paid in the calendar year immediately following the last calendar year of the applicable one (1)-year performance period, as soon as practicable following the Compensation Committee’s determination of performance for such one (1)-year performance period; and the remaining 50% of the earned PRSUs shall be paid: one-half as soon as practicable after the beginning of the second calendar year following the last calendar year of the applicable 1-year performance period, and one-half as soon as practicable after the beginning of the third calendar year following the last calendar year of the applicable 1-year performance period, in each case assuming that the Executive has not elected to defer the receipt of shares in a manner consistent with IRC 409A and the parameters established by the Compensation Committee. The Executive shall have the right to pay taxes on the stock-settled PRSUs by reducing the number of shares delivered to satisfy the elected withholding (including withholding up to his estimated marginal tax rate, even though it exceeds the minimum withholding requirements).

(iv) All of the PRSUs will be paid in the form of shares of the Company’s Series A common stock (as adjusted in accordance with the terms of the Incentive Plan for occurrences such as stock splits, recapitalizations, etc., in order to maintain the expected economics of the PRSU grant provided herein) registered on a Form S-8 under the Incentive Plan. The Company has reserved (and in the future will continue to reserve) sufficient shares under the Form S-8 to enable the Company to settle the Executive’s PRSUs with such shares. This provision shall not require the Company to deliver registered shares in settlement of the PRSUs if the Form S-8 registration has been suspended or otherwise is not in effect (for example, because all of the Company’s periodic information statements have not been timely filed). The Compensation Committee will use reasonable efforts to enable the Executive to pay any taxes required to be withheld in respect of the settled PRSUs either (A) by having the Company withhold from the shares delivered to the Executive a number of shares with a fair market value equal to such taxes, and/or (B) to the extent the Compensation Committee reasonably believes to be appropriate for the Company’s cash flow requirements, through a contemporaneous broker-assisted sale of shares by the Executive.

(v) In the event the Company’s financial statements for any year(s) during any one (1)-year performance period for the PRSUs (or for any performance period related to PRSUs awarded pursuant to the Prior Agreement) are restated within five (5) years following the close of such performance period, then the Compensation Committee shall re-determine whether, and the extent to which, the pre- determined metrics for such period were achieved, based upon the restated financial statements, and (x) if the Company previously delivered too few shares of stock in settlement of the PRSUs for such performance period, the Company shall promptly deliver to the Executive (without interest or other adjustment for the passage of time) any additional shares he was due for such performance period, and (y) if the Company previously delivered too many shares of stock in settlement of the PRSUs for such performance period, the Executive shall promptly deliver to the Company (without interest or other adjustment for passage of time) the excess shares he previously was delivered for such performance period; provided that, in the event the Party required to deliver shares under this sentence is entitled to receive future payments (other than payments which would constitute “deferred compensation” under IRC 409A) from the Party entitled to receive delivery of shares under this sentence, then the Party required to make the delivery of shares under this sentence may reduce the number of shares due under this sentence by a number of shares which have a fair market value equal to the present value of the future payments to be received from the other Party.

(f) Stockholding Requirements. The Executive has agreed to hold 1,500,000 shares of the Company’s common stock. The foregoing holding requirements supersede any holding requirements applicable to equity grants under the Prior Agreement. PRSU awards are not counted until shares are delivered; similarly Stock Options are not counted until exercised and shares are delivered. The Stockholding Requirements under the Prior Agreement shall, as of the date of this Agreement, be superseded by this paragraph. These holding requirements shall expire with the Term of Employment.

(g) Withholding. The Company will have the right to withhold from payments otherwise due and owing to the Executive, an amount sufficient to satisfy any federal, state, and/or local income and payroll taxes, any amount required to be deducted under any employee benefit plan in which Executive participates or as required to satisfy any valid lien or court order.

5.	Employee Benefits.

(a) Group Benefits. During the Term of Employment, the Executive shall be eligible to participate in all employee benefit plans and arrangements sponsored or maintained by the Company for the benefit of its senior executive group, including, without limitation, all group insurance plans (term life, medical and disability) and retirement plans, as long as any such plan or arrangement remains generally applicable to its senior executive group. The Executive shall be entitled to four (4) weeks of vacation in each calendar year of employment; the Executive may take vacation in accordance with Company policy, consistent with the best interests of the Company; and annual leave not taken during a calendar year shall be carried forward and/or forfeited in accordance with Company policy.

(b) Office. The Company will provide the Executive with office space and such other facilities, support staff (Executive Assistant) and services suitable to his position, adequate for the performance of his duties and reasonably acceptable to Executive.

(c) Equipment. The Company will provide and pay all such reasonable expenses related to Executive’s use of mobile technology during the Term of Employment, including monthly fees for business use of a cellular telephone, a wireless email device (e.g., an IPhone), a personal digital assistant (PDA), and a laptop computer, in each case as approved by the Company, to allow Executive to perform his job duties outside of the Company’s offices.

6. Business Expenses. The Executive shall be reimbursed for all reasonable expenses incurred by him in the discharge of his duties, including, but not limited to, expenses for entertainment and travel, provided the Executive shall account for and substantiate all such expenses in accordance with the Company’s written policies for its senior executive group. Executive shall be entitled to travel via Company aircraft, pursuant to Company policy, or first class air transportation. The Executive or his designee shall manage and approve the business use of Company aircraft generally consistent with past practices and consistent with Company policy as may be in effect from time to time.

7. Car Allowance. During the Term of Employment the Executive will receive a car allowance of $ 1,400 per calendar month.

8. Airplane. During the Term of Employment, in addition to the other compensation payable under Paragraph 4 of the Employment Agreement, the Executive shall be eligible to use the Company’s aircraft for up to 250 hours of personal use in each calendar year, provided that (i) the Company shall pay for the first 125 hours of use during any calendar year, and (ii) the Executive shall reimburse the Company for personal use in excess of such first 125 hours (up to the 250 hour limit) at two times the actual fuel cost for the airplane in accordance with that certain Aircraft Time Sharing Agreement by and between the Executive and Discovery Communications, LLC (as amended from time to time; and any references in such agreement to the Prior Agreement shall hereby be considered references to this Agreement). Executive shall have the right to permit his spouse to travel separate and apart from Executive, provided such travel is to join the Executive at a location where he has travelled for business purposes, which spousal travel shall be considered personal use. If the Company requests that a family member or guest accompany the Executive on a business trip such use shall not be considered personal use, and to the extent the Company imputes income to the Executive for such requested family member or guest travel, the Company may, consistent with company policy, pay the Executive a lump sum “gross-up” payment sufficient to make the Executive whole for the amount of federal, state and local income and payroll taxes due on such imputed income as well as the federal, state and local income and payroll taxes with respect to such gross- up payment.

9. Freedom to Contract. The Executive agrees to hold the Company harmless from any and all liability arising out of any prior contractual obligations entered into by the Executive with another employer. The Executive represents and warrants that he has not made and, during the Term of Employment, will not make any contractual or other commitments that would conflict with or prevent his performance of any portion of this Agreement or conflict with the full enjoyment by the Company of the rights herein granted.

10. Termination. Notwithstanding the provisions of Paragraph 2 of this Agreement, the Executive’s employment under this Agreement and the Term of Employment hereunder shall terminate on the earliest of the following dates:

(a) Death. Upon the date of the Executive’s death. In such event, the Company shall pay to the Executive’s legal representatives or named beneficiaries (as the Executive may designate from time to time in a writing delivered to the Company): (i) the Executive’s accrued but unpaid Base Salary through the date of termination, plus (ii) any Annual Bonus for a completed year which was earned but not paid as of the date of termination; plus (iii) any accrued but unused vacation leave pay as of the date of termination; plus (iv) any accrued vested benefits under the Company’s employee welfare and tax-qualified retirement plans, in accordance with the terms of those plans; plus (v) reimbursement of any business expenses in accordance with Paragraph 6 hereof ((i), (ii), (iii), (iv) and (v) hereinafter, the “Accrued Benefits”). In addition, the Company shall pay (w) an amount equal to a fraction of the Annual Bonus the Executive would have received for the calendar year of the Executive’s death, where the numerator of the fraction is the number of calendar days the Executive was actively employed during the calendar year and the denominator of the fraction is 365, which amount shall be payable at the time the Company normally pays the Annual Bonus; plus (x) the Executive’s family may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the survivors of Company executives at Executive’s level in the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to the Executive’s family pursuant to Paragraph 5 (provided his family timely elects such COBRA coverage) in which case the Company shall pay the premiums for such COBRA coverage up to the maximum COBRA period, provided that if the Company determines that the provision of continued group health coverage at the Company’s expense may result in Federal taxation of the benefit provided thereunder to Executive’s family (e.g., because such benefits are provided by a self-insured basis by the Company), or in other penalties applied to the Company, then the family shall be obligated to pay the full monthly premium for such coverage and, in such event, the Company shall pay Executive’s surviving spouse, in a lump sum (or, if such lump sum would violate IRC 409A, in monthly installments), an amount equivalent to the monthly premium for COBRA coverage for the remaining balance of the maximum COBRA period; plus (y) the granted New SARs pursuant to the terms of their award agreements, including the payment of the New SARs in a single lump sum no later than the regular Company payroll date that is closest in time to the date that is sixty (60) days following the date of death; plus (z) the granted Stock Options shall be fully vested and exercisable pursuant to the terms of their award agreement. If the Executive dies during the Term of Employment and prior to the last day of the performance period for any tranche of PRSUs (including any PRSUs granted under the Prior Agreement), then the Executive shall be entitled to a pro-rata portion of such tranche of PRSUs, based upon actual performance through the date of death. The achievement of the pre-determined metrics for the PRSUs will be determined by the Compensation Committee following receipt of the Company financial statements for the quarter which included the date of death and will be distributed to the Executive’s designated beneficiary (or estate, if there is no designated beneficiary or the designated beneficiary did not survive the Executive) in a lump sum; if the Executive died during the first two quarters of a calendar year, the earned PRSUs will be paid no later than the end of such calendar year, and if the Executive died during the last two quarters of a calendar year, the earned PRSUs will be paid in the following calendar year. If the Executive dies prior to the grant date (within the first ninety (90) days of the applicable performance period before the performance metrics for such performance period have been established) then there will be no grant of such tranche (and no pro-rated vesting for such tranche).

(b) Cause. Upon the date specified in a written notice from the Board terminating the Executive’s employment for “Cause.” In such event, the Company shall pay to the Executive the Accrued Benefits, and all other benefits or payments due or owing the Executive shall be forfeited.

The Company shall have “Cause”:

(i)

As a result of the Executive’s gross neglect, willful malfeasance or willful gross misconduct in connection with his employment hereunder which has had a material adverse effect on the business of the Company, unless the Executive reasonably believed in good faith that such act or non-act was in or not opposed to the best interests of the Company;

(ii)	If the Executive is convicted of, or pleads guilty or nolo contendre to, fails to defend against, a felony;

(iii)

If the Executive substantially and continuously refuses to perform his duties hereunder or to follow the lawful directions of the Board (provided such directions do not include meeting any specific financial performance metrics);

(iv)	Upon the Executive’s material breach of the provisions of paragraph 11;

(v)

If the Executive violates any policy of the Company that is generally applicable to all employees or all officers of the Companies or the Company’s code of conduct, that the Executive knows or reasonably should know could reasonably be expected to result in a material adverse effect on the Company; or

(vi)	If the Executive fails to cooperate, if requested by the Board, with any investigation or inquiry into his or the Company’s business practices.

The Executive’s employment shall not be terminated for Cause under this subparagraph (b) unless the Company notifies the Executive in writing of its intention to terminate his employment for Cause, describes with reasonably specificity the circumstances giving rise thereto, and (provided the Board believes such circumstances are susceptible of being cured by the Executive) provides the Executive a period of at least ten (10) business days to cure, and the Executive has failed to effect such a cure within such period. The Board, in its reasonable discretion, exercised in good faith, shall determine whether the Executive has cured the circumstances giving rise to Cause.

(c) Other Than for Cause or for Good Reason. Upon the date specified in a written notice (i) from the Board terminating the Executive’s employment for any reason other than for Cause, the Executive’s death, the Executive’s “Disability,” or the expiration of the Term of Employment (and in the event no date is specified in the notice, the termination shall be effective upon the date on which the notice is delivered to the Executive); or (ii) from the Executive terminating his employment for “Good Reason.” In such event, the Company shall pay to the Executive: (t) the Accrued Benefits; plus (u) an amount equal to a fraction of the Annual Bonus the Executive would have received for the calendar year of the termination, where the numerator of the fraction is the number of calendar days the Executive was employed during the calendar year and the denominator of the fraction is 365, which amount shall be payable at the time the Company normally pays the Annual Bonus and subject to achievement of the applicable performance metric; (v) an amount equal to one-twelfth (1/12) of the average annualized Base Salary the Executive was earning in the calendar year of the termination and the immediately preceding calendar year, multiplied by the applicable number of months in the Severance Period, which amount shall be paid in substantially equal payments over the course of the Severance Period in accordance with the Company’s normal payroll practices during such period; plus (w) an amount equal to one-twelfth (1/12) of the average Annual Bonus paid to the Executive for the immediately preceding two (2) years (provided that the amount of any Annual Bonus in excess of $12,000,000 shall be disregarded), multiplied by the number of months in the Severance Period, which amount shall be paid in substantially equal payments over the course of the Severance Period in accordance with the Company’s normal payroll practices during such period; plus (x) plus accelerated vesting of the granted but unvested Stock Options in accordance with Paragraph 4(c)(vi); plus (y) accelerated vesting and payment of the Executive’s granted and unvested New SARs pursuant to the terms of Paragraph 4(d)(ii) of the Prior Agreement; plus (z) the Executive and his dependents may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the former executives of the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to the Executive and his family pursuant to Paragraph 5 (provided Executive timely elects such COBRA coverage) in which case the Company shall pay the premiums for such COBRA coverage up to the maximum applicable COBRA period, provided that if the Company determines that the provision of continued group health coverage at the Company’s expense may result in Federal taxation of the benefit provided thereunder to Executive or his family (e.g., because such benefits are provided by a self-insured basis by the Company) or in other penalties applied to the Company, then the Executive shall be obligated to pay the full monthly premium for such coverage and, in such event, the Company shall pay the Executive, in a lump sum (or, if such lump sum would violate IRC 409A, in monthly installments), an amount equivalent to the monthly premium for COBRA coverage for the remaining balance of the maximum COBRA period (provided, that the Company shall cease to pay such COBRA premiums at such time that Executive obtains new employment and is eligible for health insurance benefits from the new employer or COBRA rights otherwise expire) ((u), (v), (w), (x) (y) and (z) hereinafter, the “Severance Benefits”). For the purposes of this Agreement, the “Severance Period” shall be a period of twenty-four (24) months commencing on the termination of the Executive’s employment.

If the Executive’s employment is terminated by the Executive for Good Reason or by the Company other than for Cause the Executive shall continue to earn each of the outstanding PRSUs (including any outstanding PRSUs granted under the Prior Agreement), if and to the extent the performance metrics are satisfied during the applicable performance period, based upon actual performance through the end of the applicable performance period, as certified by the Compensation Committee, as if the Executive’s employment had not terminated. The PRSUs shall be paid at the same time as if the Executive continued to be employed by the Company. If such termination is prior to the grant date (within the first ninety (90) days of the applicable performance period before the performance metrics for such performance period have been established) then there will be no grant of such tranche (and no PRSUs for such tranche may be earned).

The Executive shall have “Good Reason” as a result of the Company’s:

(i)	reduction of Executive’s Base Salary;

(ii)	material reduction in the amount of the Annual Bonus which Executive is eligible to earn;

(iii)

relocation of Executive’s primary office at the Company to a facility or location that is more than forty (40) miles away from Executive’s primary office location immediately prior to such relocation and is further away from Executive’s residence;

(iv)	material reduction of Executive’s duties; or

(v)	material breach of this Agreement.

The Executive’s employment shall not be terminated for Good Reason under this subparagraph (c) unless the Executive notifies the Board in writing, within 90 days of the event or last event giving rise to the alleged Good Reason, of his intention to terminate his employment for Good Reason, describes with reasonably specificity the circumstances giving rise thereto, and (provided such circumstances are susceptible of being cured by the Company) provides the Company a period of at least ten (10) business days to cure, and the Company has failed to effect such a cure within such period and the Executive then resigns within ten (10) business days following the end of the cure period.

(d) Disability. Upon the date specified in a written notice from the Board of Directors terminating the Executive’s employment for “Disability.” In the event of the Executive’s Disability, the Company shall pay to the Executive (v) the Accrued Benefits; plus (w) an amount equal to a fraction of the Annual Bonus the Executive would have received for the calendar year of the Executive’s Disability, where the numerator of the fraction is the number of calendar days the Executive was actively employed during the calendar year and the denominator of the fraction is 365, which amount shall be payable at the time the Company normally pays the Annual Bonus; plus (x) the Executive and his dependents may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the former executives of the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to the Executive and his family pursuant to Paragraph 5 (provided Executive timely elects such COBRA coverage) in which case the Company shall pay the premiums for such COBRA coverage up to the maximum applicable COBRA period, provided that if the Company determines that the provision of continued group health coverage at the Company’s expense may result in Federal taxation of the benefit provided thereunder to Executive or his family (e.g., because such benefits are provided by a self-insured basis by the Company) or in other penalties applied to the Company, then the Executive shall be obligated to pay the full monthly premium for such coverage and, in such event, the Company shall pay the Executive, in a lump sum (or if such lump sum would violate IRC 409A in monthly installments), an amount equivalent to the monthly premium for COBRA coverage for the remaining balance of the maximum COBRA period (provided, that the Company shall cease to pay such COBRA premiums at such time that Executive obtains new employment and is eligible for health insurance benefits from the new employer); plus (y) the granted New SARs pursuant to the terms of their award agreements, including the payment of the New SARs in a single lump sum no later than the regular Company payroll date that is closest in time to the date that is sixty (60) days following the date the Executive has a Separation From Service as a result of such Disability; and (z) the granted Stock Options shall be fully vested and exercisable pursuant to the terms of their award agreements. If the Executive’s employment is terminated as a result of Disability prior to the last day of the performance period for any tranche of PRSUs (including any PRSUs granted under the Prior Agreement), then the Executive shall be entitled to a pro-rata portion of such tranche of PRSUs, based upon actual performance through the date of termination; provided that the maximum number of Prior PRSUs in each tranche which may be earned is limited to (A) 1 divided by the number of years in the tranche’s performance period, multiplied by (B) the number of full or partial years completed for the performance period (for example, if a tranche of Prior PRSUs has a 3-year performance period and the Executive is terminated as a result of his Disability during the second year of such performance period, the pro-rated vesting cannot exceed 2/3 of such tranche of Prior PRSUs). The achievement of the pre-determined metrics for the PRSUs will be determined by the Compensation Committee following receipt of the Company financial statements for the year which included the date of termination, and the earned PRSUs shall be paid at the same time as if the Executive continued to be employed by the Company. If such termination is prior to the grant date (within the first ninety (90) days of the applicable performance period before the performance metrics for such performance period have been established) then there will be no grant of such tranche (and no pro-rata vesting for such tranche).

For purposes of this Agreement, the Executive shall be deemed to have a “Disability” if the Executive is unable to perform substantially all of his duties under this Agreement in the normal and regular manner due to mental or physical illness or injury, and has been unable so to perform for one hundred fifty (150) days or more during the twelve (12) consecutive months then ending. The determination of Executive’s Disability shall be made by the Board. The Executive shall cooperate fully with any physician or health care professional (the “Doctor”) chosen by the Board, in its sole discretion, to review Executive’s medical condition. The Executive shall cooperate with the Doctor by, among other things, executing any necessary releases to grant the Doctor full access to any and all of the Executive’s medical records, authorizing or requiring physicians and other healthcare professionals who have treated or dealt with the Executive to consult with the Doctor and submitting to such physical examinations or testing as may be requested by the Doctor. The Executive shall be deemed to have a Disability if he is receiving disability benefits under the long term disability plan sponsored by the Company.

(e) Quit. Upon the date the Executive retires, resigns or otherwise terminates his employment with the Company other than with Good Reason or on account of Executive’s death. If the Executive so voluntarily terminates his employment with the Company prior to December 31, 2023, it shall be considered a material breach of this Agreement (unless such termination is within the 30-day window following the thirtieth day following a Change in Control, as contemplated by subparagraph 10(g)). In the event of the Executive’s quit, the Company shall pay to the Executive the Accrued Benefits, and all other benefits or payments due or owing the Executive shall be forfeited.

(f) Term. Upon the expiration of the Term of Employment. In the event of the termination of the Executive’s employment upon the expiration of the Term of Employment, the Company shall pay to the Executive (w) the Accrued Benefits; plus (x) the Executive and his dependents may elect to (1) continue to receive coverage under the Company’s group health benefits plan to the extent permitted by, and under the terms of, such plan and to the extent such benefits continue to be provided to the former executives of the Company generally, or (2) receive COBRA continuation of the group health benefits previously provided to the Executive and his family pursuant to Paragraph 5 (provided Executive timely elects such COBRA coverage) in which case the Company shall pay the premiums for such COBRA coverage up to the maximum applicable COBRA period, provided that if the Company determines that the provision of continued group health coverage at the Company’s expense may result in Federal taxation of the benefit provided thereunder to Executive or his family (e.g., because such benefits are provided by a self-insured basis by the Company) or in other penalties applied to the Company, then the Executive shall be obligated to pay the full monthly premium for such coverage and, in such event, the Company shall pay the Executive, in a lump sum (or if such lump sum would violate IRC 409A in monthly installments), an amount equivalent to the monthly premium for COBRA coverage for the remaining balance of the maximum COBRA period (provided, that the Company shall cease to pay such COBRA premiums at such time that Executive obtains new employment and is eligible for health insurance benefits from the new employer or COBRA rights otherwise expire); plus (y) the granted New SARs pursuant to the terms of their award agreements, including payment of such New SARs on the Scheduled Payment Date(s), as if the Executive’s employment had not terminated; plus (z) an amount equal to the sum of (1) the annualized Base Salary the Executive was earning upon expiration of the Term plus (2) the average of the Annual Bonus paid to the Executive for the immediately preceding two (2) years (provided the amount of any Annual Bonus in excess of $12,000,000 shall be disregarded), which amount shall be paid in substantially equal payments over the course of the twelve (12) months immediately following his Separation From Service after the expiration of the Term of Employment, in accordance with the Company’s normal payroll practices during such period. It is the intent of the Parties that the deferred compensation under this subparagraph will not be due or paid if the Executive is entitled to receive Severance Benefits under Paragraph 10(c) or 10(g). The Executive shall continue to earn each of the outstanding PRSUs (including any outstanding PRSUs granted under the Prior Agreement), if and to the extent the performance metrics are satisfied during the applicable performance period, based upon actual performance through the end of the applicable performance period, as certified by the Compensation Committee, as if the Executive’s employment had not terminated. The PRSUs shall be paid at the same time as if the Executive continued to be employed by the Company. The Stock Options shall be fully vested and shall become exercisable at the same time such Stock Options would have become exercisable as if the Executive had continued to be employed by the Company.

(g) Change in Control. If the Executive remains employed by the Company (or its successor) for thirty (30) days following a Change in Control, then the outstanding PRSUs for which the performance period has not expired (including any outstanding PRSUs granted under the Prior Agreement), the granted and unvested New SARs and the granted and unvested Stock Options will become fully vested as of the thirtieth day following the Change in Control and the PRSUs shall be earned regardless of actual performance. In the event the Executive’s employment is terminated (i) other than for Cause or for Good Reason (pursuant to subparagraph 10(c)) within sixty (60) days following a Change in Control, or (ii) voluntarily by the Executive within the 30 calendar days commencing on the thirty-first day following a Change in Control, then the Executive shall be treated as if his employment was terminated pursuant to subparagraph 10(c) except that (A) the outstanding PRSUs (for which the performance period has not expired) and the PRSUs and the granted but unvested New SARs shall be earned regardless of actual performance and the PRSUs shall be distributed immediately to the extent permissible under IRC 409A, and (B) the Stock Options will become fully vested and immediately exercisable.

For the purposes of this Agreement, “Change in Control” shall mean

(A)

the merger, consolidation or reorganization of the Company with any other company (or the issuance by the Company of its voting securities as consideration in a merger, consolidation or reorganization of a subsidiary with any other company) unless, immediately following such a merger, consolidation or reorganization the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the other entity) at least 50% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such merger, consolidation or reorganization;

(B)

within any 12 month period, “Incumbent Directors” (as defined below) shall cease to constitute a majority of the members of the Board. Incumbent Directors shall mean (i) those persons serving as members of the Board at the beginning of the applicable 12-month period and (ii) any other person nominated for election or elected to the Board by a majority of the persons then serving on the Board who are treated as Incumbent Directors, unless such person’s election, or nominated for election, to the Board was as a result of, or in connection with, a proxy contest;

(C)

any person, including a group as defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, other (i) than Advance/Newhouse Programming Partnership (individually and with its affiliates) or (ii) John C. Malone (individually and with his respective affiliates) or his heirs shall acquire stock representing 33% or more of the combined voting power of the voting securities of the Company; or

(D)	the consummation by the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

Notwithstanding the foregoing, (i) the Merger shall not be deemed to be a “Change in Control” for any purpose under this Agreement, (ii) if the Merger is abandoned or terminated, the term “Change in Control” for purposes of this Agreement shall definition ascribed to such term in the Prior Agreement and (iii) a Change in Control will not accelerate the payment of any “deferred compensation” (as defined under IRC 409A) unless the Change in Control also qualifies as a change in control under Treasury Regulation 1.409A-3(i)(5). For the avoidance of doubt, any transactions occurring subsequent to the closing of the Merger may qualify as a “Change in Control” as defined herein.

Following the termination of the Term of Employment and the Executive’s employment under this Agreement, the Company will have no further liability to the Executive hereunder and no further payments will be made to him, except as provided in subparagraphs (a) through (g) above. On or following the date of termination of the Executive’s employment pursuant to subparagraph (c), (d), (f) or (g) above, in consideration of the payments to be made to the Executive pursuant to such subparagraph (other than the Accrued Benefits, which are payable regardless of whether the Executive signs a release) and as a condition to the payment thereof, the Executive agrees to execute a release of any claims against the Company, its employees, officers, directors, members, shareholders, affiliates and subsidiaries arising out of, in connection with or relating to the Executive’s employment with or termination of employment from the Company including any claims under the terms of this Agreement and including a release of claims under the Age Discrimination in Employment Act, in a form to be provided by the Company. The release must become irrevocable within sixty (60) calendar days (or such earlier date as the release provides) after termination. Payment of any “409A Payment” (as defined in Paragraph 14(a)) shall be made as provided in subparagraph (c), (d), (f) or (g), as modified by Paragraph 14(a), but, in any event, not before the first business day of the year subsequent to the year in which occurs the date of termination if the sixty (60) calendar day period specified above ends in the calendar year subsequent to such date of termination. The Company agrees that such release will provide that: (1) the Term of Employment has ended and the Company will no longer require the Executive to perform any additional duties under this Agreement on behalf of the Company, except those post-employment duties contemplated by the release (if any) and Paragraphs 11, 12 and 13 below; (2) other than as set forth or otherwise addressed in the release, the Board has no actual knowledge of any claim, charge or complaint against the Executive; and (3) the release shall not be construed to prohibit the Executive from presenting any defense against any claim, charge or complaint the Company subsequently may bring against him.

In the event that the Term of Employment has expired, no successor agreement has been executed by the Executive and the Company, and the Executive continues to provide his services to the Company at the Company’s request, such employment shall be at will on such terms and conditions as may be established by the Company and may be terminated for any reason or no reason at any time by either Party with or without notice.

11.	Restrictive Covenants.

(a) Exclusive Services. The Executive shall during the Term of Employment, except during vacation periods, periods of illness and the like, devote his full and undivided business time and attention to his duties and responsibilities for the Company. During the Executive’s employment with the Company, the Executive shall not engage in any other business activity that would interfere with his responsibilities or the performance of his duties under this Agreement, provided that the Executive may sit on the boards of directors of other entities, with the prior written approval of the Board. The Executive will not during the Term of Employment solicit offers for the Executive’s services, negotiate with potential employers, enter into any oral or written agreement for the Executive’s services, give or accept any option for the Executive’s services, enter into the employment of, perform services for, or grant or receive future rights of any kind relating to the Executive’s services to or from any person or entity whatsoever other than the Company.

(b) Non-Solicitation, Non-Interference and Non-Competition. As a means to protect the Company’s legitimate business interests including protection of the “Confidential Information” (as defined in subparagraph 11(c)) of the Company (Executive hereby agreeing and acknowledging that the activities prohibited by this Paragraph 11 would necessarily involve the use of Confidential Information), during the “Restricted Period” (as defined below), the Executive shall not, directly, indirectly or as an agent on behalf of any person, firm, partnership, corporation or other entity:

(i) solicit for employment, consulting or any other provision of services or hire any person who is a full-time or part-time employee of (or in the preceding six (6) months was employed by) the Company (or a Company Entity) or an individual performing, on average, twenty or more hours per week of personal services as an independent contractor to the Company (or a Company Entity), provided the prohibition in this clause (i) shall not apply to the Executive’s Executive Assistant. This includes, but is not limited to, inducing or attempting to induce, or influencing or attempting to influence, any such person to terminate his or her employment or performance of services with or for the Company (or a Company Entity); or

(ii) (x) solicit or encourage any person or entity who is or, within the prior six (6) months, was a customer, producer, advertiser, distributor or supplier of the Company (or a Company Entity) during the Term of Employment to discontinue such person’s or entity’s business relationship with the Company (or a Company Entity); or (y) discourage any prospective customer, producer, advertiser, distributor or supplier of the Company (or a Company Entity) from becoming a customer, producer, advertiser, distributor or supplier of the Company (or a Company Entity), including, without limitation, making any negative statements or communications about the Company (or a Company Entity) or their respective shareholders, directors, officers, employees or agents; provided that the restrictions of this clause (ii) shall apply only to customers, producers, advertisers, distributors or suppliers of the Company with which the Executive had personal contact, or for whom the Executive had some responsibility in the performance of the Executive’s duties for the Company, during the Term of Employment; or

(iii) hold any interest in (whether as owner, investor, shareholder, lender or otherwise) or perform any services for (whether as employee, consultant, advisor, director or otherwise), including the service of providing advice for, a Competitive Business. For the purposes of this Agreement, a “Competitive Business” shall be any business that directly competes with the Company for viewers, advertisers, distributors, producers, actors or the like in the production, post-production assembly, or distribution/delivery by electronic means (including, but not limited to, broadcast, cable, satellite, or the internet) of video entertainment, or (y) the exploitation of video entertainment through retail sales establishments, theatres or the internet. Notwithstanding the foregoing, if the Merger Agreement is terminated such that the Merger is not consummated, the parties agree and acknowledge that, from and after any such termination of such Merger Agreement, the foregoing provisions of this subclause (iii) will not prohibit the Executive from working for or engaging in activities on behalf of a business primarily engaged in the production, distribution and exploitation of video entertainment in the form of motion pictures intended primarily for theatrical release or computer-based gaming, such as Lions Gate Entertainment, Paramount Pictures and Electronic Arts (as those businesses are currently constituted and operated).

(iv) The “Restricted Period” shall begin on the date of this Agreement and shall expire on the second anniversary of the Executive’s termination of employment with the Company on account of Executive’s voluntarily terminating his employment (other than for Good Reason); provided, however, that, the Restricted Period shall expire on the first anniversary of such termination, if the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason.

(v) Notwithstanding clauses (iii) and (iv) above, the Executive may own, directly or indirectly, of an aggregate of not more than 2% of the outstanding publicly traded stock or other publicly traded equity interest in any entity that engages in a Competitive Business, so long as such ownership therein is solely as a passive investor and does not include the performance of any services (as director, employee, consultant, advisor or otherwise) to such entity.

(c) Confidential Information.

(i) No Disclosure. Executive shall not, at any time (whether during or after the Term of Employment) (x) retain or use for the benefit, purposes or account of himself or any other person or entity, or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any person or entity outside the Company (other than its shareholders, directors, officers, managers, employees, agents, counsel, investment advisers or representatives in the normal course of the performance of their duties), any non-public, proprietary or confidential information (including trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approval) concerning the past, current or future business, activities and operations of the Company, any Company Entities and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior authorization of the Board. Confidential Information shall not include any information that is (A) generally known to the industry or the public other than as a result of the Executive’s breach of this Agreement; (B) is or was available to the Executive on a non-confidential basis prior to its disclosure to such Executive by the Company (or a Company Entity), or (C) made available to the Executive by a third party who, to the best of the Executive’s knowledge, is or was not bound by a confidentiality agreement with (or other confidentiality obligation to) the Company (or a Company Entity) or another person or entity. The Executive shall handle Confidential Information in accordance with the applicable federal securities laws.

(ii) Permitted Disclosures. Notwithstanding the provisions of the immediately preceding clause (i), nothing in this Agreement shall preclude the Executive from (x) using any Confidential Information in any manner reasonably connected to the conduct of the Company’s business; or (y) disclosing the Confidential Information to the extent required by applicable law, rule or regulation (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which Executive is subject), provided that the Executive gives the Company prompt notice of such request(s), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and the Executive shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such law, rule or regulation). Nothing contained herein shall prevent the use in any formal dispute resolution proceeding (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any claim, charge or other dispute by or against the Company or the Executive. Provided Executive does so consistent with the Defend Trade Secrets Act (18 U.S.C. § 1833), Executive may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or submit it under seal in certain court proceedings without fear of prosecution or liability. For the avoidance of doubt, and notwithstanding the foregoing, nothing herein or in this Agreement shall (x) prohibit the Executive from communicating with a government agency, regulator or legal authority concerning any possible violations of federal or state law or regulation, or (y) prevent or limit the Executive from discussing his terms and conditions of employment. Nothing herein or in this Agreement, however, authorizes the disclosure of information the Executive obtained through a communication that was subject to the attorney-client privilege, unless disclosure of the information would otherwise be permitted by an applicable law or rule.

(iii) Return All Materials. Upon termination of the Executive’s employment for any reason, the Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company (or a Company Entity), (y) immediately destroy, delete, or return to the Company (at the Company’s option) all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in the Executive’s possession or control (including any of the foregoing stored or located in the Executive’s office, home, smartphone, laptop or other computer, whether or not such computer is Company property) that contain Confidential Information or otherwise relate to the business of the Company, except that the Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which the Executive is or becomes aware.

(d) Reasonableness of Covenants. The Executive acknowledges and agrees that the services to be provided by him under this Agreement are of a special, unique and extraordinary nature. The Executive further acknowledges and agrees that the restrictions contained in this Paragraph 11 are necessary to prevent the use and disclosure of Confidential Information and to protect other legitimate business interests of the Company. The Executive acknowledges that all of the restrictions in this Paragraph 11 are reasonable in all respects, including duration, territory and scope of activity. The Executive agrees that the restrictions contained in this Paragraph 11 shall be construed as separate agreements independent of any other provision of this Agreement or any other agreement between the Executive and the Company. The Executive agrees that the existence of any claim or cause of action by the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and restrictions in this Paragraph 11. The Executive agrees that the restrictive covenants contained in this Paragraph 11 are a material part of the Executive’s obligations under this Agreement for which the Company has agreed to compensate the Executive as provided in this Agreement. The Restricted Period referenced above shall be tolled on a day-for-day basis for each day during which the Executive violates the provisions of the subparagraphs above in any respect, so that the Executive is restricted from engaging in the activities prohibited by the subparagraphs for the full period.

12. Intangible Property. The Executive will not at any time during or after the Term of Employment have or claim any right, title or interest in any trade name, trademark, or copyright belonging to or used by the Company or Company Entities and shall not have or claim any right, title or interest in any material or matter of any sort prepared for or used in connection with the programming, advertising, broadcasting or promotion of the Company or Company Entities, whatever the Executive’s involvement with such matters may have been, and whether procured, produced, prepared, published or broadcast in whole or in part by the Executive, it being the intention of the Parties that the Executive shall, and hereby does, recognize that the Company or Company Entities now has and shall hereafter have and retain the sole and exclusive rights in any and all such trade names, trademarks, copyrights (all the Executive’s work in this regard being a work for hire for the Company under the copyright laws of the United States), character names, material and matter as described above. The Executive shall cooperate fully with the Company during his employment and thereafter in the securing of trade name, patent, trademark or copyright protection or other similar rights in the United States and in foreign countries and shall give evidence and testimony and execute and deliver to the Company all papers reasonably requested by it in connection therewith, provided however that the Company shall reimburse the Executive for reasonable expenses related thereto.

13. Arbitration.

(a) The Parties shall retain all rights and remedies available to them under law, in equity, or otherwise with respect to any dispute, claim or controversy arising out of, relating to, concerning, involving, or requiring the interpretation of the provisions of Paragraphs 11-12 of this Agreement, and any such dispute, claim or controversy shall not be subject to arbitration under this Paragraph 13 or otherwise. The Parties consent to the exclusive jurisdiction of the state and federal courts located in borough of Manhattan in New York City, New York.

(b) All other disputes, claims or controversies arising out of or relating to this Agreement or Executive’s employment with the Company shall be settled by confidential arbitration initiated within the applicable statute of limitations period and administered by the American Arbitration Association under its National Rules for the Resolution of Employment Disputes in the form obtaining when the arbitration is initiated. The determination of the arbitrator shall be final and binding on the Parties and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The place of arbitration shall be the New York City metropolitan area.

(c) The arbitrator shall be selected by mutual agreement of the Parties. If the Parties are not able to agree upon an available arbitrator within seven days of the initiation of the arbitration, the Parties shall obtain from the National Academy of Arbitrators a panel of seven available arbitrators and the arbitrator shall be selected by each Party striking the name of one arbitrator in turn, until only one name of an available arbitrator remains. The Party initiating the arbitration shall make the first strike within 48 hours of receiving the panel list and each successive strike shall be made within 48 hours of the previous strike.

(d) Consistent with the expedited nature of arbitration, each Party will, upon written request of the other Party, promptly provide the other with copies of documents on which the producing Party may rely in support of or in opposition to any claim or defense. Any dispute regarding discovery, or the scope thereof, shall be determined by the arbitrator, which determination shall be conclusive. All discovery shall be completed within 30 days following the appointment of the arbitrator.

(e) The arbitrator may grant any remedy or relief that would be available in a court of law provided, however, that the arbitrator will have no authority to award punitive or other damages not measured by the prevailing Party’s actual damages, except as may be required by statute. The Parties hereby expressly waive any right to a jury trial and this waiver of a jury trial is absolute under this agreement to arbitrate.

(f) Except as may be required by law, neither Party nor an arbitrator may disclose the existence, content, any documents received in discovery, or results of any arbitration hereunder without the prior written consent of both Parties.

(g) Unless otherwise determined by the arbitrator, each Party shall be responsible for its own fees and expenses (including all attorneys’ fees and witness fees) incurred by the Party in the arbitration.

14. Miscellaneous.

(a) 409A Limitations. To the extent that any payment to the Executive constitutes a “deferral of compensation” subject to IRC 409A (a “409A Payment”), and such payment is triggered by the Executive’s termination of employment for any reason other than death, then such 409A Payment shall not commence unless and until the Executive has experienced a “separation from service,” as defined in Treasury Regulation 1.409A-1(h) (“Separation From Service”). Furthermore, if on the date of the Executive’s Separation From Service, the Executive is a “specified employee,” as such term is defined in Treas. Reg. Section 1.409A-1(h), as determined from time to time by the Company, then such 409A Payment shall not be made to the Executive prior to the earlier of (i) six (6) months after the Executive’s Separation from Service; or (ii) the date of his death. The 409A Payments under this Agreement that would otherwise be made during such period shall be aggregated and paid in one lump sum, without interest, on the first business day following the end of the six (6) month period or following the date of the Executive’s death, whichever is earlier, and the balance of the 409A Payments, if any, shall be paid in accordance with the applicable payment schedule provided in this Agreement. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.

The intent of the parties hereto is that payments and benefits under this Agreement comply with or be exempt from IRC 409A and the regulations and guidance promulgated thereunder. Accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith or exempt therefrom. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “paid within sixty (60) days”) following the Executive’s termination of employment, such payment shall commence following the Executive’s Separation From Service and the actual date of payment within the specified period shall be within the sole discretion of the Company. With respect to reimbursements (whether such reimbursements are for business expenses or, to the extent permitted under the Company’s policies, other expenses) and/or in-kind benefits, in each case, that constitute deferred compensation subject to IRC 409A, each of the following shall apply: (1) no reimbursement of expenses incurred by the Executive during any taxable year shall be made after the last day of the following taxable year of the Executive; (2) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a taxable year of the Executive shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, to the Executive in any other taxable year; and (3) the right to reimbursement of such expenses or in- kind benefits shall not be subject to liquidation or exchange for another benefit.

(b) Equity Awards. If there is any discrepancy between the terms set forth herein for the Stock Options and/or PRSUs promised to be awarded to the Executive under this Agreement, and the terms of the award agreements memorializing such awards, then the terms of the Stock Options or PRSUs as set forth in this Agreement shall control.

(c) Waiver or Modification. Any waiver by either Party of a breach of any provision of this Agreement shall not operate as, or to be, construed to be a waiver of any other breach of such provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in writing and signed by each of the Parties. Any waiver of any right of the Company hereunder or any amendment hereof shall require the approval of the Chairman of the Board or the Chairman of the Compensation Committee. Until such approval or waiver has been obtained, no such waiver or amendment shall be effective.

(d) Successors and Assigns. The rights and obligations of the Company under this Agreement shall be binding on and inure to the benefit of the Company, its successors and permitted assigns. The rights and obligations of the Executive under this Agreement shall be binding on and inure to the benefit of the heirs and legal representatives of the Executive. The

Company may assign this Agreement to a successor in interest, including the purchaser of all or substantially all of the assets of the Company, provided that the Company shall remain liable hereunder unless the assignee purchased all or substantially all of the assets of the Company. The Executive may not assign any of his duties under this Agreement.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

(f) Governing Law. This Agreement will be governed and construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of law rules.

(g) Entire Agreement. This Agreement contains the entire understanding of the Parties relating to the subject matter of this Agreement and supersedes all other prior written or oral agreements, understandings or arrangements regarding the subject matter hereof. Specifically, except as specifically stated in this Agreement, the Prior Agreement is superseded with respect to the terms of the Executive’s employment on or after the date of this Agreement, provided that any outstanding equity awards under such Prior Agreement shall continue to be governed by the terms of the applicable award agreement and their treatment under the Prior Agreement (e.g., upon termination of employment), but there shall not be any duplication of benefits with respect to any such awards by reason thereof. The Executive and the Company each acknowledges that, in entering into this Agreement, he/it does not rely on any statements or representations not contained in this Agreement.

(h) Severability. Any term or provision of this Agreement which is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

(i) Notices. Except as otherwise specifically provided in this Agreement, all notices and other communications required or permitted to be given under this Agreement shall be in writing and delivery thereof shall be deemed to have been made (i) three business days following the date when such notice shall have been deposited in first class mail, postage prepaid, return receipt requested, to any comparable or superior postal or air courier service then in effect, or (ii) on the date transmitted by hand delivery to, or (iii) on the date transmitted by telegram, telex, telecopier, facsimile or email transmission (with receipt confirmed by telephone), to the Party entitled to receive the same, at the address indicated below or at such other address as such Party shall have specified by written notice to the other Party hereto given in accordance herewith:

If to the Company:	Corporate Secretary Discovery, Inc. 230 South Park Avenue, New York, NY 10003 (tel): 212-548-5159 Email: tara_smith@discovery.com

With a copy to:	General Counsel Discovery, Inc. 230 South Park Avenue, New York, NY 10003 (tel) 240-662-4719 Email: savalle_sims@discovery.com

If to the Executive:	David Zaslav At the home address then on file with the Company

With a copy to:	David Nochimson Attorney at Law 221 Euclid Street Santa Monica, CA 90402 (tel) (310) 844-7510 Email: david@nochimsonlaw.com

(j) Titles. The titles and headings of any paragraphs in this Agreement are for reference only and shall not be used in construing the terms of this Agreement.

(k) No Third Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

(l) Survival. The covenants, agreements, representations and warranties contained in this Agreement shall survive the termination of the Term of Employment and the Executive’s termination of employment with the Company for any reason.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the Parties as of the first date written above.

/s/ David Zaslav	Date: May 16, 2021
DAVID ZASLAV

DISCOVERY, INC.

/s/ Bruce Campbell	Date: May 16, 2021
By: Bruce Campbell
Its: Chief Development, Distribution & Legal Officer

Exhibit 10.5

David M. Zaslav

Dear David,

Congratulations, you have been given a stock option grant in recognition of your contributions to the success of Discovery, Inc. (the “Company”). A stock option grant gives you the right to purchase a specific number of shares of the Company’s Series A common stock at a fixed price, assuming that you satisfy conditions of the Plan and the implementing agreement. We would like you to have an opportunity to share in the continued success of the Company through this stock option grant under the Discovery Communications, Inc. 2013 Incentive Plan (the “Plan”). The Company’s general program to offer equity and equity-type awards to eligible employees is referred to as the Performance Equity Program (“PEP”). The following represents a brief description of your grant. Additional details regarding your award are provided in the attached Nonqualified Stock Option Agreement (the “Grant Agreement”) and in the Plan.

Stock Option Grant Summary

Date of Grant
Vesting Start Date
Option Shares
Grant Price per Share
Exercisability Dates

•

You have been granted a nonqualified stock option to purchase a certain number of shares of Discovery, Inc. Series A Common Stock at a specific price. The total number of shares under your grant is specified in the chart above under “Option Shares.” The price per share is under “Grant Price per Share.”

•

The potential value of your stock option grant increases if the price of the Company’s stock increases, but you also have to continue to work for the Company (except as the Grant Agreement provides) to actually receive such value. Of course, the value of the stock may go up and down over time.

•

You may not exercise the stock option (actually purchase the shares) until it becomes exercisable. Your stock option becomes exercisable as set forth above, assuming you remain an employee of the Company or an eligible Subsidiary, and subject to the terms in the Grant Agreement.

•

Whether or not you decide to exercise your stock option and purchase the stock is your decision, and, except with respect to certain instances when your stock option will be automatically exercised, you have until the stock option expires (which will be no later than May 16, 2028 (the seventh anniversary of the Date of Grant), but can end earlier in various situations) to make that decision.

•

Once you have purchased the stock, you will own the stock and, subject to the provisions of your employment agreement with Discovery, Inc. dated May 16, 2021 (the “2021 Employment Agreement”), may decide whether to hold the stock, sell the stock or give the stock to someone as a gift.

•

In most countries, you will be taxed on your stock option as soon as you exercise the stock option to purchase or sell the stock. However, tax laws vary by country, so please check with your tax advisor or government tax office.

•	Your ability to purchase shares through the exercise of a stock option is conditioned upon compliance with any local laws that apply to you.

•	The number of Option Shares shall be adjusted in accordance with the terms of the Plan for occurrences such as stock splits, recapitalizations, etc.

Please note the Clawback section of the Grant Agreement, which reflects an important policy of ours. The Compensation Committee of our Board of Directors has determined that awards under the Plan are subject to a clawback in certain circumstances. By accepting this award, you agree that the Compensation Committee may change the Clawback section of any or all of the grant agreements from time to time without your further consent to reflect changes in law or company policy.

You can access the PEP portal for updates and information, email pepquestions@discovery.com, or call the Compensation Hotline at + 1 240-662-3493 with any questions.

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DISCOVERY PERFORMANCE EQUITY PROGRAM

NONQUALIFIED STOCK OPTION GRANT AGREEMENT FOR EMPLOYEES

Discovery, Inc. (the “Company”) has granted you an option (the “Option”) under the Discovery Communications, Inc. 2013 Incentive Plan (the “Plan”). The Option lets you purchase a specified number (the “Option Shares”) of shares of the Company’s Series A common stock, at a specified price per share (the “Grant Price”).

The individualized communication you received (the “Cover Letter”) provides the details for your Option. It specifies the number of Option Shares, the Grant Price, the Date of Grant, the Vesting Start Date, the schedule for exercisability (“Exercisability Dates”), and the latest date the Option will expire (the “Term Expiration Date”).

The Option is subject in all respects to the applicable provisions of the Plan. This Grant Agreement does not cover all of the rules that apply to the Option under the Plan; please refer to the Plan document. Capitalized terms are defined either further below in this grant agreement (the “Grant Agreement”) or in the Plan.

The Plan document is available on the Fidelity web site. The Prospectus for the Plan, the Company’s S-8, Annual Report on Form 10-K, and other filings the Company makes with the Securities and Exchange Commission are available for your review on the Company’s web site. You may also obtain paper copies of these documents upon request to the Company’s Human Resources department.

Neither the Company nor anyone else is making any representations or promises regarding the duration of your service, exercisability of the Option, the value of the Company’s stock or of this Option, or the Company’s prospects. The Company is not providing any advice regarding tax consequences to you or regarding your decisions regarding the Option. You agree to rely only upon your own personal advisors.

NO ONE MAY SELL, TRANSFER, OR DISTRIBUTE THE OPTION OR THE SECURITIES THAT MAY BE PURCHASED UPON EXERCISING THE OPTION WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO DISCOVERY, INC. OR OTHER INFORMATION AND REPRESENTATIONS SATISFACTORY TO IT THAT SUCH REGISTRATION IS NOT REQUIRED.

In addition to the Plan’s terms and restrictions, the following terms and restrictions apply:

1.

Option Exercisability. While your Option remains in effect under the Option Expiration section, below, you may exercise any exercisable portions of the Option (and buy the Option Shares) under the timing rules of this section.

3

The Option will become exercisable on the schedule provided in the Cover Letter to this Grant Agreement, assuming you remain employed through each Exercisability Date. Any fractional shares will be carried forward to the following Exercisability Date, unless the Compensation Committee of the Board of Directors (the “Committee”) selects a different treatment. For purposes of this Grant Agreement, employment with the Company will include employment with any Subsidiary whose employees are then eligible to receive Awards under the Plan (provided that a later transfer of employment to an ineligible Subsidiary will not terminate employment unless the Committee determines otherwise).

If your employment ends as a result of your resignation for Good Reason or termination without Cause, the Option will become fully vested and will become exercisable at the same time the Option would have become exercisable if you had remained employed through December 31, 2027. If your employment ends as a result of your death, Disability, or resignation more than 30 days after the Change in Control, the Option will become fully vested and immediately exercisable. The conditions for “Good Reason” resignation and the definitions of “Cause,” “Disability” and “Change in Control” are as set forth in your 2021 Employment Agreement. For the avoidance of doubt, a Cause termination for purposes of your Option includes your resignation without Good Reason before December 31, 2027, under circumstances that constitute breach of the 2021 Employment Agreement.

Accelerated vesting under this Option will be subject to the Release requirements in the 2021 Employment Agreement, where applicable in connection with a termination without Cause, resignation for Good Reason, Change in Control, or Disability. The Option will be frozen as to any unvested portions between the date your employment ends and the date your Release requirement is met (or the deadline for providing the Release expires), at which point the unvested portions of the Option will expire if the Release has not become irrevocable.

2.

Change in Control. Notwithstanding the Plan’s provisions, if a Change in Control (as defined in the 2021 Employment Agreement) occurs before the Option is fully vested and exercisable and while you remain employed by the Company, the Option will only have accelerated vesting and exercisability as a result of the Change in Control if you remain employed by the Company (or a successor) through the date that is 30 days following the closing of the Change in Control (or your employment is terminated without Cause, or you resign for Good Reason, within such 30 day period).

3.

Option Expiration. You cannot exercise the Option after it has expired. The Option will expire on the Term Expiration Date. However, if the Company terminates your employment for Cause, the Option will immediately expire on the effective date of such termination without regard to whether it is then exercisable.

Exercisable portions of the Option remain exercisable until the first to occur of the following (the “Final Exercise Date”), each as defined further in the Plan or the Grant Agreement, and then immediately expire:

•	Immediately upon the effective date of a termination of employment for Cause

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•	The Term Expiration Date

•	The first anniversary of a Change in Control that closes while you are an employee of the Company

•	The first anniversary following your termination of employment by reason of death or Disability

•	December 31, 2028 if your employment ends on December 31, 2027

•

If your employment ends as a result of a termination without Cause or a resignation for Good Reason, prior to the closing of a Change in Control, (i) for the portion of the Option that is exercisable as of the termination of employment, the 91st day following termination of employment, and (ii) for each portion of the Option that becomes exercisable following the termination of employment, the 91st day following the date that portion of the Option becomes exercisable

The Committee can override the expiration provisions of this Grant Agreement, provided such override is not less favorable to you than is provided for in this Grant Agreement or your 2021 Employment Agreement.

4.

Automatic Exercise. At close of business on the Final Exercise Date (or the preceding trading day if the Final Exercise Date is not a trading day), if the Exercise Spread Test (defined below) is met, the Option will be automatically exercised using the “net exercise” method described below, without regard to the notice requirement and with additional shares retained for purposes of satisfying the minimum applicable tax withholdings (the “Automatic Exercise”). The Option satisfies the “Exercise Spread Test” if the per share spread between the closing price of the Company’s Series A common stock and the Grant Price (the “Exercise Spread”) on the Final Exercise Date is at least one dollar. If the Exercise Spread Test is not satisfied, the unexercised portions of the Option will expire as of close of business on the Final Exercise Date.

For avoidance of doubt, you may exercise any exercisable portion of the Option prior to the time of an Automatic Exercise and no portion of the Option may or will be exercised at or after the effective date of your termination for Cause.

The Automatic Exercise procedure is provided as a convenience and as a protection against inadvertent expiration of an Option. Because any exercise of an Option is normally your responsibility, you hereby waive any claims against the Company or any of its employees or agents if an Automatic Exercise does not occur for any reason and the Option expires.

By accepting this award, you agree that the Automatic Exercise procedure shall apply to any outstanding awards of nonqualified stock options and cash-settled stock appreciation rights.

5.

Method of Exercise and Payment for Shares. Subject to this Grant Agreement and the Plan, and other than for portions of the Option that are automatically exercised as described in the section, you may exercise the Option only by providing a written notice (or notice through another previously approved method, which could include a web-based or voice- or e-mail

5

system) to the Secretary of the Company or to whomever the Committee designates, received on or before the date the Option expires. Each such notice must satisfy whatever then-current procedures apply to that Option and must contain such representations (statements from you about your situation) as the Company requires. You must, at the same time, pay the Grant Price using one or more of the following methods:

(a)	Cash/Check. Cash or check in the amount of the Grant Price payable to the order of the Company;

(b)

Cashless Exercise. An approved cashless exercise method, including directing the Company to send the stock certificates (or other acceptable evidence of ownership) to be issued under the Option to a licensed broker acceptable to the Company as your agent in exchange for the broker’s tendering to the Company cash (or acceptable cash equivalents) equal to the Grant Price and, if you so elect, any required tax withholdings; or

(c)

Net Exercise. By delivery of a notice of “net exercise” to or as directed by the Company, as a result of which you will receive (i) the number of shares underlying the portion of the Option being exercised less (ii) such number of shares as is equal to (X) the aggregate Grant Price for the portion of the Option being exercised divided by (Y) the Fair Market Value on the date of exercise.

The Committee can approve additional payment methods, including use of a fully or partially recourse promissory note, subject to any prohibitions of applicable law.

6.

Clawback. If the Company’s Board of Directors or the Committee determines, in its sole discretion, that you engaged in fraud or misconduct as a result of which or in connection with which the Company is required to or decides to restate its financial statements, the Committee may, in its sole discretion, impose any or all of the following:

(a)

Immediate expiration of the Option, whether vested or not, if granted within the first 12 months after issuance or filing of any financial statement that is being restated (the “Recovery Measurement Period”)

(b)

As to any exercised portion of the Option (to the extent, during the Recovery Measurement Period, the Option is granted, vests, is exercised, or the purchased shares are sold), prompt payment to the Company of any Option Gain. For purposes of this Agreement, the “Option Gain” per share you received on exercise of options for stock you have sold or transferred without sale, the greater of (i) the Exercise Spread and (ii) the spread between the price at which you sold (or the fair market value on the date of other disposition of) the stock and the Grant Price paid, and for stock you have retained, the greater of (i) Exercise Spread and (ii) the spread between the closing price on the date of the Committee’s request for repayment and the Grant Price paid.

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This remedy is in addition to any other remedies that the Company may have available in law or equity.

Payment is due in cash or cash equivalents within 10 days after the Committee provides notice to you that it is enforcing this clawback. Payment will be calculated on a gross basis, without reduction for taxes or commissions. The Company may, but is not required to, accept retransfer of shares in lieu of cash payments.

7.

Withholding. Issuing the Option Shares is contingent on satisfaction of all obligations with respect to required tax or other required withholdings (for example, in the U.S., Federal, state, and local taxes generally are due upon exercise of the Option). Except as provided in the Automatic Exercise section, the Company may take any action permitted under Section 11.9 of the Plan to satisfy such obligation, including, if the Committee so determines, satisfying the tax obligations by (i) reducing the number of Option Shares to be issued to you in connection with any exercise of the Option by that number of Option Shares (valued at their Fair Market Value on the date of exercise) that would equal all taxes required to be withheld (at their minimum withholding levels), (ii) accepting payment of the withholdings from a broker in connection with a Cashless Exercise of the Option or directly from you, or (iii) taking any other action under Section 11.9. You may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

8.

Compliance with Law. You may not exercise the Option if the Company’s issuing stock upon such exercise would violate any applicable Federal or state securities laws or other laws or regulations. You may not sell or otherwise dispose of the Option Shares in violation of applicable law. As part of this prohibition, you may not use the Cashless Exercise methods if the Company’s insider trading policy then prohibits you from selling to the market.

9.	Additional Conditions to Exercise. The Company may postpone issuing and delivering any Option Shares for so long as the Company determines to be advisable to satisfy the following:

(a)

its completing or amending any securities registration or qualification of the Option Shares or its or your satisfying any exemption from registration under any Federal or state law, rule, or regulation;

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(b)	its receiving proof it considers satisfactory that a person seeking to exercise the Option after your death is entitled to do so;

(c)	your complying with any requests for representations under the Plan; and

(d)	your complying with any Federal, state, or local tax withholding obligations.

10.

Additional Representations from You. If you exercise the Option at a time when the Company does not have a current registration statement (generally on Form S-8) under the Securities Act of 1933(the “Act”) that covers issuances of shares to you, you must comply with the following before the Company will issue the Option Shares to you. You must —

(a)

represent to the Company, in a manner satisfactory to the Company’s counsel, that you are acquiring the Option Shares for your own account and not with a view to reselling or distributing the Option Shares; and

(b)	agree that you will not sell, transfer, or otherwise dispose of the Option Shares unless:

(i) a registration statement under the Act is effective at the time of disposition with respect to the Option Shares you propose to sell, transfer, or otherwise dispose of; or

(ii) the Company has received an opinion of counsel or other information and representations it considers satisfactory to the effect that, because of Rule 144 under the Act or otherwise, no registration under the Act is required.

11.

No Effect on Employment or Other Relationship. Nothing in this Grant Agreement restricts the Company’s rights or those of any of its affiliates to terminate your employment or other relationship at any time and for any or no reason. The termination of employment or other relationship, whether by the Company or any of its affiliates or otherwise, and regardless of the reason for such termination, has the consequences provided for under the Plan and your 2021 Employment Agreement.

12.

Not a Stockholder. You understand and agree that the Company will not consider you a stockholder for any purpose with respect to any of the Option Shares until you have exercised the Option, paid for the shares, and received evidence of ownership.

13.

No Effect on Running Business. You understand and agree that the existence of the Option will not affect in any way the right or power of the Company or its stockholders to make or authorize any adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or other stock, with preference ahead of or convertible into, or otherwise affecting the Company’s common stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether or not of a similar character to those described above.

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14.	Governing Law. The laws of the State of Delaware will govern all matters relating to the Option, without regard to the principles of conflict of laws.

15.

Notices. Any notice you give to the Company must follow the procedures then in effect. If no other procedures apply, you must send your notice in writing by hand or by mail to the office of the Company’s Secretary (or to the Chair of the Committee if you are then serving as the sole Secretary). If mailed, you should address it to the Company’s Secretary (or the Chair of the Committee) at the Company’s then corporate headquarters, unless the Company directs optionees to send notices to another corporate department or to a third party administrator or specifies another method of transmitting notice. The Company and the Committee will address any notices to you using its standard electronic communications methods or at your office or home address as reflected on the Company’s personnel or other business records. You and the Company may change the address for notice by like notice to the other, and the Company can also change the address for notice by general announcements to optionees.

16.

Amendment. Subject to any required action by the Board or the stockholders of the Company, the Company may cancel the Option and provide a new Award in its place, provided that the Award so replaced will satisfy all of the requirements of the Plan as of the date such new Award is made and no such action will adversely affect the Option to the extent then exercisable.

17.

Plan Governs. Wherever a conflict may arise between the terms of this Grant Agreement and the terms of the Plan, the terms of the Plan will control. The Committee may adjust the number of Option Shares and the Grant Price and other terms of the Option from time to time as the Plan provides, subject to the provisions of your 2021 Employment Agreement.

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Exhibit 10.6

Execution Version

CONSENT AGREEMENT

This CONSENT AGREEMENT is entered into as of May 17, 2021 (this “Agreement”), by and among Advance/Newhouse Programming Partnership, a New York partnership (“ANPP”), Advance/Newhouse Partnership, a New York partnership (“ANP, and together with ANPP, collectively, the “Stockholders”), and Discovery, Inc., a Delaware corporation (the “Company” and, together with the Stockholders, the “parties”).

RECITALS

WHEREAS, as of the date hereof, (i) ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Convertible Participating Preferred Stock, par value $0.01 per share, of the Company (“Series A-1 Preferred Stock”), 4,099,296.50 shares of Series C-1 Convertible Preferred Stock, par value $0.01 per share, of the Company (“Series C-1 Preferred Stock”), and 12,507,224 shares of Series C Common Stock, par value $0.01 per share, of the Company (“Series C Common Stock”) and (ii) ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock, and two shares of Series C Common Stock;

WHEREAS, it is contemplated that the Company enter into a potential business combination transaction involving the Company and certain businesses of AT&T Inc. (“AT&T”), a Delaware corporation, in accordance with an Agreement and Plan of Merger to be entered into by the Company, AT&T, Magallanes, Inc., a Delaware corporation (“Spinco”), a Delaware corporation and subsidiary of AT&T, and Drake Subsidiary, Inc., a Delaware corporation and a subsidiary of the Company, in substantially the form attached hereto as Exhibit A (as it may be amended, supplemented, modified or waived from time to time in accordance with this Agreement, the “Merger Agreement” and such transaction, the “Merger”); and

WHEREAS, in connection with the consummation of the Merger, it is contemplated that the Company will amend and restate its Restated Certificate of Incorporation (the “Existing Charter”), pursuant to which, among other things, each share of (i) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”) (the “Series A Common Reclassification”), (ii) Series B Common Stock, par value $0.01 per share, (the “Series B Common Stock”) of the Company issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Series B Common Reclassification”), (iii) Series C Common Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, one (1) validly issued, fully paid and non-

assessable share of Common Stock (the “Series C Common Reclassification”), (iv) Series A-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of Common Stock (the “Preferred A Reclassification”) and (v) Series C-1 Preferred Stock issued and outstanding or held by the Company as treasury stock as of immediately prior to the Effective Time shall be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of Common Stock as the number of shares of Series C Common Stock each such share of Series C-1 Preferred Stock would have been convertible into under the Certificate of Incorporation of the Company (including, the Company’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock) in effect immediately prior to the effective time (the “Preferred C Reclassification” and the Preferred C Reclassification together with the Series A Common Reclassification, the Series B Common Reclassification, Series C Common Reclassification and the Preferred A Reclassification, the “Reclassification”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Consent. ANPP hereby agrees that, concurrently with the execution and delivery of this Agreement and the Merger Agreement by the parties hereto and thereto, ANPP shall execute and deliver to the Company a consent in the form attached hereto as Exhibit B (the “Consent”). The Consent, once delivered, is irrevocable, unconditional and effective immediately; provided, however, that unless there has been a Series A-1 Mandatory Conversion (as defined in the Existing Charter), each of the following shall require the prior written consent (not to be unreasonably withheld, conditioned or delayed) of ANPP if taken or effectuated prior to the Charter Amendment Effective Time:

(a) any amendment, supplement or modification to the Merger Agreement or the Separation Agreement or waiver of any condition therein which would materially and adversely affect the Stockholders or increase the relative pro forma aggregate ownership percentage of AT&T’s stockholders in the Company (as compared to the aggregate ownership percentage of the Company’s stockholders in the Company) at the Effective Time (other than in a de minimis manner); or

(b) entry into any Alternative Transaction Structure.

2. Transfer of Shares. Each Stockholder agrees that from and after the date of this Agreement until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the date that the Company has obtained the RMT Partner Stockholder Approval, it will not, directly or indirectly, (i) sell, transfer, distribute, pledge, hypothecate, donate, assign, appoint or otherwise dispose of or encumber (each of the foregoing, a “Transfer”) any shares of Series A-1 Preferred Stock, (ii) deposit any shares of Series A-1 Preferred Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Series A-1 Preferred Stock

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or grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of any shares of Series A-1 Preferred Stock, or (iv) take any action that would reasonably be expected to conflict with, violate, restrict or otherwise adversely affect such Stockholder’s legal power, authority, right and ability to comply with and perform its representations, warranties, covenants and obligations under this Agreement in any material respect; provided, however, that the foregoing shall not prevent any Stockholder from transferring any shares of Series A-1 Preferred Stock to any Person who signs a joinder to this Agreement (in a form reasonably acceptable to the Company) to agree to, and be bound by, such Stockholder’s obligations herein and, if requested by the Company, to execute a written consent in the form of the Consent. Any Transfer in violation of this provision shall be void ab initio.

3. Board Seat. The Company agrees that Steve Miron and Steven Newhouse (the “Specified Directors”) shall be designated by the Company pursuant to Section 2.8 of the Merger Agreement to serve as RMT Partner Designees at the Effective Time in the class of directors whose terms will expire at the third annual meeting of stockholders following the Effective Time; provided, however, that each such individual’s service as a director of the Company must comply with applicable Laws, including without limitation any applicable requirements of the Clayton Antitrust Act of 1914 and other competition laws and regulations, and the Company shall not be required to designate any such individual to serve as a director if a Governmental Entity (x) advises the Company that such service would be inconsistent with competition laws and regulations or (y) asserts (and after objection by the Company continues to assert that) the approval of the Transactions under applicable antitrust laws should be conditioned on the Company’s commitment not to designate such individual(s) as director(s); provided, further, that the Company shall have used its commercially reasonable efforts to limit the imposition of any such condition by the applicable Governmental Entity. For purposes of the foregoing sentence, “commercially reasonable efforts” shall not require the Company or any of its Subsidiaries to take any action that would reasonably be expected to have a Detriment. If any Specified Director is unable or unwilling to serve as a director for his initial term, then the Company shall designate such replacement(s) to serve as RMT Partner Designee(s) as may be selected by the Stockholders and reasonably acceptable to the Company, subject to the proviso of the first sentence of this Section 3. Notwithstanding the foregoing, the Company’s obligation pursuant to this Section 3 shall terminate if the Stockholders and their Affiliates hold less than 5% of the outstanding voting stock of the Company at or prior to the Effective Time.

4. Registration Rights. Following the date hereof, the Company and the Stockholders shall enter into a registration rights agreement on customary terms (including five (5) demand rights for the Stockholders) to be effective following consummation of the Merger. In addition, any Stockholder or an Affiliate thereof may exercise any demand right under and in accordance with the terms of the Registration Rights Agreement, dated as of September 17, 2008 by and between the Company and ANPP, as amended on August 7, 2017 (the “Existing RRA”), between the date of the RMT Partner Stockholder Meeting and the Effective Time and, subject to and in accordance with the Existing RRA, if exercised, the Company shall use commercially

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reasonable efforts to provide that there shall be an effective registration statement available in respect of any such demand for at least one thirty (30) consecutive trading days period prior to consummation of the Merger unless such consummation is reasonably expected to occur within three (3) months of the RMT Partner Stockholder Meeting.

5. Further Assurances.

(a) From time to time and without additional consideration, each of the Stockholders and the Company shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as are reasonably necessary in order to perform its obligations under this Agreement.

(b) The Stockholders shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to assist and cooperate in obtaining any necessary regulatory approvals; provided, that neither Stockholder nor any such Subsidiaries shall be required to (i) sell, divest, hold separate or otherwise dispose of any portion of their respective assets, properties or businesses, (ii) take any action that limits their freedom of action with respect to, or their ability to retain, one or more of their assets, properties or businesses or (iii) take or agree to take any other action or agree to any limitation that would have an adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of any Stockholder or any of its Affiliates.

6. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants as of the date hereof to the Company with respect to the Stockholder and such Stockholder’s ownership of shares of Series A-1 Preferred Stock (if applicable) as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and the Consent and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution, delivery and performance by the Stockholder of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

(b) No Conflicts. Neither the execution and delivery of this Agreement or the Consent, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms hereof or thereof, will violate, conflict with or result in a material breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, other agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder, other than any such violation, conflict, breach or default that would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger or the Reclassification.

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(c) Series A-1 Preferred Stock. ANPP is the direct record holder as well as the Beneficial Owner of 7,852,582.44 shares of Series A-1 Preferred Stock, 4,099,296.50 shares of Series C-1 Preferred Stock, and 12,507,224 shares of Series C Common Stock. ANP is the direct record holder as well as the Beneficial Owner of 214,053 shares of Series C-1 Preferred Stock and two shares of Series C Common Stock. Each of ANPP and ANP own such shares free and clear of any and all security interests, liens, encumbrances, equities, claims, options or limitations of whatever nature (including any restriction on the right to vote, sell or otherwise dispose of such shares), except for any such lien or other restriction arising under applicable securities Laws or under the Existing Charter or any of the Certificates of Designations. None of the shares of Series A-1 Preferred Stock is subject to any agreement, arrangement or restriction with respect to such shares that would prevent or delay ANPP’s ability to perform its obligations hereunder. There are no agreements or arrangements of any kind, contingent or otherwise, obligating ANPP to Transfer, or cause to be Transferred, any shares of Series A-1 Preferred Stock and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such shares.

(d) Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Consent.

(e) Litigation. As of the date hereof, to the knowledge of the Stockholder, there is no action, proceeding or investigation pending or threatened in writing against the Stockholder that questions the validity of this Agreement or any action taken or to be taken by the Stockholder in connection with this Agreement.

7. Representations and Warranties of the Company. The Company represents and warrants to the Stockholders that (a) the Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and (b) the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and, subject to receipt of the RMT Partner Stockholder Approval and the Consent, the consummation of the transactions contemplated hereby and thereby. The Company has duly and validly executed this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. Other than as set forth in the Transaction Documents and except for any other agreements, true, correct and complete copies of which have been made available to the Stockholders prior the execution of this Agreement, the Company does not have any agreements, arrangements or understandings of any kind with Dr. John C. Malone with respect to the Transactions. The Transactions and the entry into this Agreement by the Stockholder do not constitute or trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

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8. Tax Treatment. The parties intend that for U.S. federal income tax purposes the Reclassification be treated as a tax-free transaction in which no gain or loss is recognized by the Stockholders, and neither party shall take any tax position inconsistent therewith except as otherwise required by a change in applicable law or a good faith resolution of a tax contest.

9. Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement unless otherwise indicated. For purposes of this Agreement, the term “Beneficial Ownership” and related terms such as “Beneficially Owned” or “Beneficial Owner” have the meaning given such terms in Rule 13d-3 under the Exchange Act, and the rules and regulations promulgated thereunder, as in effect from time to time.

10. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the written agreement of the Stockholders and the Company to terminate this Agreement with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors. For the avoidance of doubt, this Agreement shall survive the closing of the Merger. No termination of this Agreement shall relieve any party of any liability or damages to any other party resulting from any prior breach of this Agreement and the provisions set forth in Sections 9 through 24 shall survive any such termination.

11. Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement (in each case, without the requirement to post a bond), this being in addition to any other remedy to which the parties are entitled at law or in equity, and each of the parties agrees that it shall not oppose the granting of such relief on the basis that the other party has an adequate remedy at law or in damages.

12. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

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(b) Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) it acknowledges and agrees that the mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 19 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 12(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 12(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 12(C).

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13. Modification or Amendment. This Agreement may be amended, modified or supplemented only in a writing signed by the Stockholders, AT&T and the Company with the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

14. Conflicting Agreements. The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement, arrangement or understanding which would conflict with or violate the terms of this Agreement. The Stockholders’ execution of this Agreement and performance of their obligations hereunder shall not trigger a Series A-1 Mandatory Conversion (as defined in the Existing Charter).

15. Disclosure. The Company shall not issue any press release or investor relations materials or make any other public disclosure, including in the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof), or any filings with or notices to governmental authorities in connection with the Merger Agreement (other than any Regulatory Approvals (but excluding, for the avoidance of doubt, filings and correspondence with the SEC related to the Distribution Registration Statement, RMT Partner Registration Statement, Tender Offer Statement or Proxy Statement (including in the background section thereof)), in each case, without the prior written consent of the Stockholders (not to be unreasonably withheld, conditioned or delayed) and without giving the Stockholders a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure to the extent that any such press release, other materials or other public disclosure expressly refers to any Stockholder or any of its Affiliates in connection with the Transactions, including their role in the Transactions, ownership of the Company or the nature of the Stockholders’ obligations under this Agreement or the other Transaction Documents. Except as required by Law, the Stockholders shall not issue any press release or make any other public disclosure, including in any filings with or notices to governmental authorities in connection with the Merger Agreement without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and without giving the Company a reasonable opportunity to review and comment on any such press release, other materials and other public disclosure.

16. Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. Any waivers hereunder by the Company shall require the prior written consent of a majority of the members of the Independent Transaction Committee of the Company’s Board of Directors.

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17. Assignment. This Agreement shall not be assignable by operation of Law or otherwise. Any assignment in contravention of the preceding sentence shall be null and void.

18. No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

19. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (i) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested or (iii) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 19:

(A) if to the Company to:

Discovery, Inc.

230 Park Avenue South

New York, NY 10003

Attention:     Bruce Campbell

Fax:               (212) 548-5848

Email:           bruce_campbell@discovery.com

with copies (which shall not constitute notice) to:

Discovery, Inc.

1 Discovery Place

Silver Spring, MD 20910

Attention:     Savalle Sims, Executive Vice President and General Counsel

Email:           savalle_sims@discovery.com

and

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Debevoise & Plimpton LLP

919 Third Avenue New York,

New York 10022

Attn:         Jeffrey J. Rosen

Jonathan E. Levitsky

Sue Meng

Email:       jrosen@debevoise.com

jelevitsky@debevoise.com

smeng@debevoise.com

and

Wachtell, Lipton, Rosen & Katz

51 W 52nd Street

New York, NY 10019

Attention: Andrew J. Nussbaum, Esq.

                 Karessa L. Cain, Esq.

Email:      AJNussbaum@wlrk.com

                 KLCain@wlrk.com

(B) if to the Stockholders to:

Advance Publications, Inc.

1 World Trade Center

New York, NY 10007

Attention: Michael Fricklas

Email: CLO@advance.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:     Robert B. Schumer, Esq.

    Ariel J. Deckelbaum, Esq.

    Cullen L. Sinclair, Esq.

Email:           rschumer@paulweiss.com

    ajdeckelbaum@paulweiss.com

    csinclair@paulweiss.com

The Company shall deliver to the Stockholders copies of any material written notices delivered by AT&T or Spinco to the Company under the Merger Agreement or any other Transaction Document promptly following receipt thereof by the Company.

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20. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) the parties shall negotiate in good faith to modify this Agreement to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such modification, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

21. Entire Agreement. This Agreement and the Voting Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.

22. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

23. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) or by other electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

24. No Ownership Interests. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any shares of Series A-1 Preferred Stock. All rights, ownership and economic benefits of and relating to the shares of Series A-1 Preferred Stock shall remain vested in and belong to ANPP. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including the Company, for the purposes of Rule 13d-5(b)(1) of the Exchange Act or for any other similar provision of applicable Law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DISCOVERY, INC.

By:	/s/ Bruce Campbell
Name: Bruce Campbell
Title: Chief Development, Distribution & Legal Officer

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

[Signature Page to Consent Agreement]

Exhibit A

Merger Agreement

Exhibit B

Written Consent of Holders of

Series A-1 Preferred Stock and Series C-1 Preferred Stock

May 17, 2021

WHEREAS, Advance/Newhouse Programming Partnership, a New York partnership (the “Stockholder”), being the holder of all of the outstanding shares of Series A-1 Convertible Participating Preferred Stock (“Series A-1 Preferred Stock”) of Discovery, Inc. (the “Company”), pursuant to Article VI, Section B of the Restated Certificate of Incorporation of the Company (the “Charter”), the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock (the “Certificate of Designation”) and the Delaware General Corporation Law (the “DGCL”) hereby consents to the adoption of the following actions in accordance with Section 228 of the DGCL, without the necessity of a meeting of the stockholders and directs the Secretary of the Company to file this written consent (the “Written Consent”) with the records of the meetings of the Company’s stockholders;

WHEREAS, Section 6(c) of the Certificate of Designation provides that neither the Company nor any of its Subsidiaries (as defined in the Charter) may take any action constituting a Special A-1 Class Vote Matter (as defined in the Charter) without having obtained the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Series A-1 Preferred Stock;

WHEREAS, it is proposed that the Corporation enter into an Agreement and Plan of Merger in the form attached as Annex A (as it may be amended, supplemented, modified or waived from time to time, the “Merger Agreement”), by and among the Company, AT&T Inc. (“AT&T”), a Delaware corporation, Magallanes, Inc., a Delaware corporation and a subsidiary of AT&T and Drake Subsidiary, Inc., a Delaware corporation and a subsidiary of the Company;

WHEREAS, in connection with the Merger Agreement, among other things, it is contemplated that the Company will amend and restate its Charter, pursuant to which, among other things, (i) each issued and outstanding share of the Company’s Series B Common Stock, par value $0.01 per share (“Series B Common Stock”), will be reclassified and converted into such number of shares of Series A Common Stock, par value $0.01 per share, of the Company (“Series A Common Stock”) into which such share could have been converted as provided in the Charter, (ii) each issued and outstanding share of Series C-1 Convertible Participating Preferred Stock will be reclassified and converted into such number of shares of Series C Common Stock, par value $0.01 per share (“Series C Common Stock”) into which such share could have been converted as provided in the Company’s Certificate of Designation of Series C-1

Convertible Participating Preferred Stock, (iii) each issued and outstanding share of Series C Common Stock (including those issued and outstanding as a result of the reclassifications and conversions described in the foregoing clause (ii)) will be reclassified and converted into one share of Series A Common Stock and (iv) each issued and outstanding share of Series A-1 Preferred Stock will be converted into 13.11346315 shares of Series A Common Stock (the reclassifications or conversions described in the foregoing clauses (i) through (iv), the “Reclassification”);

WHEREAS, the Stockholder, the Company and Advance/Newhouse Partnership, a New York partnership, are entering into a Consent Agreement, dated as of May 17, 2021 (the “Consent Agreement”); and

WHEREAS, capitalized terms used but not defined in this Written Consent shall have the meanings given to them in the Merger Agreement unless otherwise specified.

NOW, THEREFORE, BE IT:

RESOLVED, that, effective immediately, the Stockholder, on behalf of itself and any of its affiliates and related entities who own any of the Series A-1 Preferred Stock, hereby irrevocably and unconditionally consents to, approves and adopts in all respects the Merger Agreement and any actions required thereby, including without limitation the Merger, the RMT Partner Share Issuance, and the Reclassification, in accordance with and for purposes of any affirmative vote or written consent required pursuant to the Certificate of Designation, the DGCL or the Charter for any Special A-1 Class Vote Matter (as defined in the Certificate of Designation).

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of this 17th day of May, 2021.

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:
Name:
Title:

Exhibit 10.7

TAX MATTERS AGREEMENT

between

AT&T Inc.,

on behalf of itself

and the members

of the Remainco Group

and

Magallanes, Inc.,

on behalf of itself

and the members

of the Spinco Group

and

Discovery, Inc.

on behalf of itself

and the members

of the RMT Group

Dated as of May 17, 2021

i

ANNEXES

Annex A – Tax Receivable Annex

ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of May 17, 2021, by and among AT&T INC. (“Remainco”), a Delaware corporation, on behalf of itself and the members of the Remainco Group, MAGALLANES, INC. (“Spinco”), a Delaware corporation, on behalf of itself and the members of the Spinco Group, and DISCOVERY, INC. (“RMT Partner”), a Delaware corporation, on behalf of itself and the members of the RMT Group (Remainco, Spinco, and RMT Partner are sometimes collectively referred to herein as the “Parties” and, as the context requires, individually referred to herein as a “Party”).

RECITALS

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, contemporaneously with the execution of this Agreement, Remainco, Spinco and RMT Partner are entering into the Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which Remainco will (in accordance with the Separation) separate the Spinco Business such that, as of the Spinco Distribution, the Spinco Business is held by members of the Spinco Group;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment;

WHEREAS, following the Separation, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution and/or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity (the “Merger”), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger will qualify for the Intended Tax Treatment;

WHEREAS, pursuant to the Tax Laws of various jurisdictions, certain members of the Spinco Group presently file certain Tax Returns on an affiliated, consolidated, combined, unitary, fiscal unity or other similar group basis (including as permitted by Section 1501 of the Internal Revenue Code of 1986, as amended (the “Code”)) with certain members of the Remainco Group; and

WHEREAS, Remainco, Spinco, and RMT Partner desire to set forth their agreement on the rights and obligations of Remainco, Spinco, RMT Partner and the members of the Remainco Group, the Spinco Group, and the RMT Group respectively, with respect to (A) the administration and allocation of federal, state, local, and foreign Taxes incurred in Tax Periods beginning prior to the Spinco Distribution Date, (B) Taxes resulting from the Spinco Distribution and transactions effected in connection with the Spinco Distribution, and (C) various other Tax matters;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

Section 1. Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation Agreement:

“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.

“Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) of the Spinco Business as conducted immediately prior to the Spinco Distribution by the Spinco SAG.

“Additional Amount Distribution” means any distribution of the cash proceeds of the “Additional Amount” as defined in the Merger Agreement.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for refund or credit of Taxes previously paid.

“Affiliate” has the meaning set forth in the Merger Agreement.

“Agreement” means this Tax Matters Agreement.

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“Ancillary Agreement” has the meaning set forth in the Separation Agreement; provided, that for purposes of this Agreement, this Agreement shall not constitute an Ancillary Agreement.

“ATB Obligations” has the meaning set forth in Section 6.02(b)(iv) of this Agreement.

“Business Day” has the meaning set forth in the Merger Agreement.

“Capital Stock” means all classes or series of capital stock of a corporation, including (i) common stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in such corporation for U.S. federal Income Tax purposes.

“Chosen Courts” has the meaning set forth in the Merger Agreement.

“Closing” has the meaning set forth in the Merger Agreement.

“Closing of the Books Method” means: (i) in the case of Taxes imposed on a periodic basis and that are not Income Taxes, the apportionment of items between portions of a Tax Period on the basis of the elapsed days during the relevant portion of the Tax Period and (ii) in the case of Taxes not described in clause (i), the apportionment of items between portions of a Tax Period based on a closing of the books and records on the close of the Spinco Distribution Date (and in the event that the Spinco Distribution Date is not the last day of the Tax Period, as if the Spinco Distribution Date were the last day of the Tax Period).

“Code” has the meaning set forth in the recitals to this Agreement.

“Consents” has the meaning set forth in the Separation Agreement.

“Contribution” has the meaning set forth in the Separation Agreement.

“Controlling Party” has the meaning set forth in Section 9.02(c) of this Agreement.

“Dispute” has the meaning set forth in the Separation Agreement.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Final Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

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“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for any Tax Period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the Parties.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, in each case, including the IRS or any other Taxing authority.

“Group” means (a) with respect to Remainco, the Remainco Group, (b) with respect to Spinco, the Spinco Group, and (c) with respect to RMT Partner, the RMT Group, as the context requires.

“Income Tax” means all U.S. federal, state, local and foreign income, franchise or similar Taxes imposed on (or measured by) net income or net profits, and any interest, penalties, additions to Tax or additional amounts in respect of the foregoing.

“Intended Tax Treatment” has the meaning set forth in the Merger Agreement.

“Interest Rate” shall mean the rate of interest payable on amounts not paid when due under the Separation Agreement as provided under Section 9.12(b) thereof.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

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“Joint Return” means any Tax Return that actually includes, by election or otherwise, one or more members of the Remainco Group and one or more members of the Spinco Group.

“Law” has the meaning set forth in the Merger Agreement.

“Liability” has the meaning set forth in the Separation Agreement.

“LIBOR” has the meaning set forth in the Separation Agreement.

“Merger” has the meaning set forth in the Separation Agreement.

“Merger Agreement” has the meaning set forth in the Separation Agreement.

“Merger Sub” has the meaning set forth in the recitals to this Agreement.

“Non-Controlling Party” has the meaning set forth in Section 9.02(c) of this Agreement.

“Notified Action” has the meaning set forth in Section 6.04 of this Agreement.

“Parties” and “Party” have the meaning set forth in the preamble to this Agreement.

“Payor” has the meaning set forth in Section 4.03(a) of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal Income Tax purposes.

“Post-Distribution Period” means any Tax Period beginning after the Spinco Distribution Date and, in the case of any Straddle Period, the portion of such Tax Period beginning on the day after the Spinco Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Spinco Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Spinco Distribution Date.

“Prior Group” means any group that filed or was required to file (or will file or be required to file) a Tax Return for any Pre-Distribution Period, on an affiliated, consolidated, combined, unitary, fiscal unity or other similar group basis (including as permitted by Section 1501 of the Code) that includes at least one member of the Spinco Group.

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“Private Letter Ruling” has the meaning set forth in the Merger Agreement.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions, as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, a number of shares of Capital Stock in Spinco or RMT Partner that would, when combined with any other changes in ownership of Capital Stock in Spinco or RMT Partner pertinent for purposes of Section 355(e) of the Code (including the Merger and any issuances of preferred stock in RMT Partner as a part of a plan that includes the Merger), compose forty-five percent (45%) or more of (i) the value of all outstanding shares of stock of Spinco or RMT Partner, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Spinco or RMT Partner, as applicable, as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Spinco or RMT Partner of a shareholder rights plan, (ii) issuances by Spinco or RMT Partner that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations Section 1.355-7(d)), (iii) acquisitions that satisfy Safe Harbor VII of Treasury Regulations Section 1.355-7(d), or (iv) Specified Repurchases or Redemptions). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Proposed Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

“Protective Section 336(e) Election” has the meaning set forth in Section 3.04(a) of this Agreement.

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“Remainco” has the meaning set forth in the preamble to this Agreement.

“Remainco Business” has the meaning set forth in the Separation Agreement.

“Remainco Common Stock” has the meaning set forth in the Separation Agreement.

“Remainco Group” means Remainco and each Person (other than Spinco or any other members of the Spinco Group) that is a direct or indirect Subsidiary of Remainco immediately prior to the Spinco Distribution, and each Person that becomes a Subsidiary of Remainco after the Spinco Distribution.

“Remainco Ownership Period” means, with respect to any member of the Spinco Group, (i) any Tax Period beginning on or after the Remainco Prior Merger Date and ending on or before the Spinco Distribution Date, (ii) in the case of any Tax Period that begins before and ends after the Remainco Prior Merger Date, the portion of such Tax Period beginning on the date of the Remainco Prior Merger Date, or (iii) in the case of any Tax Period that begins before and ends after the Spinco Distribution Date, the portion of such Tax Period ending on the Spinco Distribution Date.

“Remainco Prior Merger Date” means June 14, 2018.

“Remainco Retained Assets” mean any assets, businesses or operations conducted, operated, managed or owned by any member of the Spinco Group at any time prior to the Spinco Distribution Date that are conducted, operated, managed or owned by any member of the Remainco Group immediately after the Spinco Distribution.

“Remainco Tax Representation Letters” has the meaning set forth in the Merger Agreement.

“Refund” means any remittance or credit from any Taxing Authority in respect of any previously paid Taxes.

“Required Party” has the meaning set forth in Section 4.03(a) of this Agreement.

“Responsible Party” means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return under this Agreement.

“RMT Group” means RMT Partner and its Subsidiaries immediately prior to the Effective Time and, after the Effective Time, also includes the entities comprising the Spinco Group, including any predecessors or successors thereto (other than those entities comprising the Remainco Group).

“RMT Partner” has the meaning set forth in the preamble to this Agreement.

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“RMT Partner Tainting Action” has the meaning set forth in Section 2.01(b)(iv) of this Agreement.

“RMT Partner Tax Representation Letters” has the meaning set forth in the Merger Agreement.

“RMT Parties” means either or both of RMT Partner and Spinco, as the context requires.

“Ruling” has the meaning set forth in Section 6.02(b) of this Agreement.

“Securities Exchange” has the meaning set forth in the Merger Agreement.

“Securities Issuance” has the meaning set forth in the Merger Agreement.

“Separation” has the meaning set forth in the Separation Agreement.

“Separation Agreement” has the meaning set forth in the recitals to this Agreement.

“Specified Repurchases or Redemptions” means repurchases or redemptions by RMT Partner that satisfy the following criteria: (i) the repurchase or redemption is motivated by a non-tax business purpose, (ii) the stock to be repurchased or redeemed is widely held, (iii) the repurchase or redemption is made in the open market or from or through a securities brokerage or investment bank that is not related to RMT Partner at an agreed price or formula (including through a call option or derivative), as part of a repurchase program (including an accelerated share repurchase program) in which the securities brokerage or investment bank purchases shares of stock of RMT Partner from anonymous sellers (iv) the repurchase or redemption is not motivated to any extent by a desire to increase or decrease the ownership percentage of any particular shareholder or group of shareholders, and (v) RMT Partner will not know the identity of any shareholder from which its stock is redeemed or repurchased.

“Spinco” has the meaning provided in the preamble to this Agreement.

“Spinco Assets” has the meaning set forth in the Merger Agreement.

“Spinco Business” has the meaning set forth in the Separation Agreement.

“Spinco Carryback” means any net operating loss, net capital loss, excess Tax credit, or other similar Tax Item of any member of the Spinco Group that may or must be carried from one Tax Period to a prior Tax Period under the Code or other applicable Tax Law.

“Spinco Common Stock” has the meaning set forth in the Separation Agreement.

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“Spinco Debt Financing” has the meaning set forth in the Separation Agreement; provided that for purposes of this Agreement, any refinancing of the Spinco Debt Financing with the proceeds of new third-party indebtedness of Spinco (excluding, for the avoidance of doubt, any member of the RMT Group other than Spinco) shall be treated as Spinco Debt Financing (and not considered to be a refinancing).

“Spinco Debt Securities” has the meaning set forth in the Separation Agreement.

“Spinco Distribution” has the meaning set forth in the Separation Agreement.

“Spinco Distribution Date” has the meaning set forth in the Separation Agreement.

“Spinco Group” means Spinco and each of its Subsidiaries immediately following the Spinco Distribution, including any predecessors thereof (except for any such predecessor that is a member of the Remainco Group immediately following the Spinco Distribution).

“Spinco SAG” means the separate affiliated group of Spinco, within the meaning of Section 355(b)(3)(B) of the Code.

“Spinco Separate Return” means any Tax Return of or including any member of the Spinco Group (including any consolidated, combined or unitary Tax Return) that does not include any member of the Remainco Group.

“Spinco Tax Representation Letters” has the meaning set forth in the Merger Agreement.

“Straddle Period” means any Tax Period that begins before and ends after the Spinco Distribution Date.

“Subsidiary” has the meaning set forth in the Merger Agreement.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” means a Tax counsel or accountant, in each case of nationally recognized standing.

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“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign Tax credit (including credits of a foreign company under Section 902 of the Code), excess charitable contribution, general business credit, research and development credit, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.

“Tax Contest” means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means the Law of any Governmental Entity or political subdivision thereof relating to any Tax.

“Tax Opinion” means an opinion of a Tax Advisor relevant to any aspect of the transactions described in this Agreement or any subsequent transactions relating thereto.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed with respect to or otherwise relating to Taxes.

“Tax Return” or “Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

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“Third Party” means any Person other than the Parties or any of their respective Subsidiaries.

“TRA” means the “Tax Receivable Annex” set forth on Annex A.

“Transaction Taxes” means any and all Taxes arising in connection with the Spinco Distribution, the Separation, the Contribution, the Spinco Special Cash Payment, any Securities Issuance, any Securities Exchange or the Merger.

“Transfer Taxes” means all sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes arising in connection with the Separation, the Contribution, or the Spinco Distribution (excluding any such taxes the payment or reimbursement of which is expressly addressed by any other Transaction Document).

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means any unqualified “will” opinion of a Tax Advisor to the effect that a transaction will not adversely affect the Intended Tax Treatment (assuming that the Separation, the Contribution, the Spinco Distribution and the Merger would have qualified for the Intended Tax Treatment if the transaction in question did not occur).

Section 2. Allocation of Tax Liabilities.

Section 2.01 General Rule.

From and after the Spinco Distribution Date:

(a) Remainco Liability. Except with respect to Transaction Taxes described in Section 2.01(b)(iv), Remainco shall be liable for, and shall indemnify and hold harmless the Spinco Group and the RMT Group from and against any liability for:

(i) any Taxes reported, or required to be reported, on any Joint Return for any Pre-Distribution Period (including Taxes resulting from any (A) gain recognized under Treasury Regulations Section 1.1502-19(b) in connection with an excess loss account with respect to the stock of Spinco or any member of the Spinco Group at the time of the Spinco Distribution, (B) deferred gains taken into account under Treasury Regulations Section 1.1502-13(d) associated with deferred intercompany transactions between a Spinco Group member and a Remainco Group member, and (C) gains described in clause (A) or (B) that are imposed under similar state, local or foreign Law), excluding any Taxes of any member of the Spinco Group (other than with respect to the Remainco Retained Assets or that are the responsibility of Remainco under clause (v) below) for any Tax Period ending on or before the Remainco Prior Merger Date;

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(ii) any Taxes that (i) are attributable to the ownership by any member of the Spinco Group of any equity interest in any “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) of the Spinco Group, including any Taxes due under Sections 951(a) or 951A of the Code or (ii) are attributable to the ownership by the Spinco Group of any equity interest in any partnership or other “flowthrough” entity, in each case, for the pre-Spinco Distribution portion of the Tax Period in which the Spinco Distribution occurs (determined under the Closing of the Books Method, as though the Tax Period of each controlled foreign corporation or partnership or other “flowthrough” entity giving rise to any such Taxes ended on the date of the Spinco Distribution);

(iii) any Taxes imposed on any member of the Spinco Group pursuant to the provisions of Treasury Regulations Section 1.1502-6 (or similar provisions of state, local, or foreign Tax Law) as a result of any member of the Spinco Group being or having been a member of a Prior Group (other than any such Prior Group of which any member of the Spinco Group, including for the avoidance of doubt Time Warner Inc., was the common parent, for any Tax Period (or portion thereof) ending on or before the Remainco Prior Merger Date);

(iv) any Taxes of any member of the Spinco Group reported, or required to be reported, on a Spinco Separate Return, or that are not required to be reported on any Tax Return, (i) with respect to a Remainco Ownership Period or (ii) attributable to any Remainco Retained Assets;

(v) any Taxes of any member of the Spinco Group arising as a result of any carryback of a Tax Attribute (including any adjustment or disallowance thereof) from any Remainco Ownership Period to any Tax Period (or portion thereof) ending on or before the Remainco Prior Merger Date; and

(vi) any Transaction Taxes.

(b) Spinco and RMT Partner Liability. The RMT Parties shall be liable for, and shall jointly and severally indemnify and hold harmless the Remainco Group from and against any liability for:

(i) any Taxes reported, or required to be reported, on any Tax Return that any member of the RMT Group (as constituted before the Effective Time) files or is required to file under the Code or other applicable Tax Law for any Pre-Distribution Period;

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(ii) any Taxes of any member of the Spinco Group or the RMT Group reported, or required to be reported, on a Spinco Separate Return, or that are not required to be reported on any Tax Return, other than any Taxes described in Section 2.01(a); and

(iii) any Taxes of any member of the Spinco Group for any Tax Period ending on or before the Remainco Prior Merger Date that become due or payable or arise as a result of an adjustment after the Spinco Distribution (except to the extent described in Section 2.01(a) or attributable to any Remainco Retained Assets);

(iv) any Transaction Taxes that would not have been imposed but for (i) any breach by RMT Partner (or by Spinco solely to the extent relating to any Tax Period (or portion thereof) beginning after the Effective Time) of any of its representations, warranties or covenants set forth in Section 6.01, to the extent RMT Partner or Spinco bears responsibility therefor pursuant to Section 6.01 or (ii) any act or failure to act by RMT Partner described in Section 6.02 (regardless of whether an Unqualified Tax Opinion, Ruling or waiver described in clause (A), (B) or (C) of Section 6.02(b), (c), or (d) may have been provided) (in either case (i) or (ii), an “RMT Partner Tainting Action”); provided, that where an RMT Partner Tainting Action gives rise to Transaction Taxes, the RMT Parties shall not be relieved of liability by reason of acts or omissions by Remainco or its Affiliates following such RMT Partner Tainting Action that might have caused such Transaction Taxes but for the prior RMT Partner Tainting Action.

Section 2.02 Apportionment. For purposes of Section 2.01, in the case of a Straddle Period, the apportionment of Taxes shall be determined under the Closing of the Books Method.

Section 2.03 Transfer Taxes. Any Transfer Taxes attributable to or that arise as a result of the Separation, the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange or related transactions (excluding the Merger and transactions undertaken by the RMT Group) shall be allocated solely to Remainco, and Remainco shall indemnify and hold harmless the Spinco Group against such Transfer Taxes.

Section 3. Preparation and Filing of Tax Returns.

Section 3.01 Joint Returns. Remainco shall timely prepare and file, or cause to be timely prepared and filed, all Joint Returns for Pre-Distribution Periods, and each member of the Spinco Group to which any such Joint Return relates shall execute and file such consents, elections and other documents as Remainco may reasonably determine, after consulting with RMT Partner in good faith, are required or appropriate (unless such an election would be binding on any member of the RMT Group for any Tax Period beginning on or after the Spinco Distribution Date) in connection with the filing of such Joint Return. The Parties and their respective Affiliates shall elect to close the Tax Period of each Spinco Group member on the Spinco Distribution Date to the extent permitted by applicable Tax Law.

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Section 3.02 Spinco Separate Tax Returns.

(a) Tax Returns to be Prepared by Remainco. Remainco shall timely prepare and file, or cause to be timely prepared and filed, all Spinco Separate Returns required to be filed prior to the time of the Spinco Distribution consistent with Remainco’s obligations under the Merger Agreement.

(b) Tax Returns to be Prepared by RMT Partner. RMT Partner shall timely prepare and file, or cause to be timely prepared and filed, all Spinco Separate Returns required to be filed after the time of the Spinco Distribution that relate to any Pre-Distribution Period; provided, that not later than twenty (20) Business Days prior to the due date for filing each such Tax Return, RMT Partner shall provide Remainco with a draft of such Tax Return for Remainco’s review, comment and consent (which consent shall not be unreasonably withheld, conditioned or delayed). Remainco shall pay to RMT Partner at least (5) Business Days prior to the due date for filing each such Tax Return an amount equal to the amount of any Taxes shown to be due on such Tax Return for which Remainco is responsible under this Agreement.

(c) Tax Returns for Transfer Taxes. Notwithstanding Section 3.01 and Section 3.02, Tax Returns relating to Transfer Taxes shall be prepared and filed when due (including extensions) by the Party obligated to file such Tax Returns under applicable Tax Law. The non-filing Party shall pay to the filing Party at least (5) Business Days prior to the due date for filing each such Tax Return an amount equal to the amount of any Transfer Taxes shown to be due on such Tax Return for which the non-filing Party is responsible for under this Agreement. The Parties shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Section 7 with respect to the preparation and filing of such Tax Returns, including providing information required to be provided in Section 7.

Section 3.03 Tax Reporting Practices.

(a) General Rule. Except as provided in Section 3.04(b), the portion of any Joint Return described in Section 3.01 that relates exclusively to the Spinco Group and all Tax Returns described in Section 3.02(a) or Section 3.02(b) shall be prepared in accordance with past practices, permissible accounting methods, elections or conventions prior to the signing date of the Merger Agreement, except to the extent otherwise required by applicable Tax Law.

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(b) Consistency with Intended Tax Treatment. The Parties shall report the Contribution, the Spinco Distribution and the Merger in a manner consistent with the Intended Tax Treatment, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

Section 3.04 Protective Section 336(e) Election and Tax Receivable Agreement.

(a) The Parties hereby agree to make a timely protective election under Section 336(e) of the Code and Treasury Regulations Section 1.336-2(j) (and any similar provision of applicable state, local or foreign Tax Law) for each member of the Spinco Group that is a domestic corporation for U.S. federal income tax purposes (and for any applicable members of the Spinco Group under applicable foreign Tax Law) with respect to the Spinco Distribution (the “Protective Section 336(e) Election”). Remainco and the RMT Parties shall cooperate in making the Protective Section 336(e) Election, including filing any statements, amending any Tax Returns or undertaking such other actions reasonably necessary to carry out the Protective Section 336(e) Election. For the avoidance of doubt, (i) this Section 3.04(a) is intended to constitute a written, binding agreement to make the Protective Section 336(e) Election within the meaning of Treasury Regulations Section 1.336-2(h)(1)(i), and (ii) it is intended that the Protective Section 336(e) Election will have no effect unless, pursuant to a Final Determination, the Distribution is treated as a “qualified stock disposition” within the meaning of Treasury Regulations Section 1.336-1(b)(6).

(b) Tax Receivable Agreement. The TRA shall be deemed incorporated by reference as if fully set forth herein.

Section 3.05 Consolidated or Combined Tax Returns. Spinco will elect and join, and will cause its respective Affiliates to elect and join, in filing any Joint Returns that Remainco determines are required to be filed or that Remainco elects to file, in each case pursuant to Section 3.01.

Section 3.06 Spinco Carrybacks and Claims for Refund.

(a) The RMT Parties hereby agree that, except as otherwise required by applicable Tax Law, any available elections to waive the right to claim in any Pre-Distribution Period with respect to any Tax Return any Spinco Carryback arising in a Post-Distribution Period shall be made, and no affirmative election shall be made to claim any such Spinco Carryback. In the event that Spinco (or the appropriate member of the Spinco Group) is prohibited by applicable Law from waiving or otherwise forgoing a Spinco Carryback, Remainco shall promptly pay over to Spinco any Tax Benefit the Remainco Group actually realizes with respect to any such Spinco Carryback “as and when” realized on a “with and without” basis (net of reasonable out-of-pocket costs, including Taxes, incurred in connection with receiving such Tax Benefit), determined by Remainco in good faith. In the event that Spinco (or the appropriate member of the

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Spinco Group) is prohibited by applicable Law from waiving or otherwise forgoing a Spinco Carryback, Spinco shall notify Remainco in writing that such Spinco Carryback must be carried back. For purposes of this Section 3.06(a), a Tax Benefit shall be deemed to have been realized at the time any actual refund of Taxes is received or applied against other cash Taxes due, or at the time of filing a Tax Return (including a Tax Return relating to estimated Taxes) on which Spinco Carryback is applied in reduction of cash Taxes that would otherwise be payable.

(b) The RMT Parties hereby agree that, unless Remainco consents in writing (which consent may not be unreasonably withheld, conditioned, or delayed) or as required by applicable Tax Law, no member of the RMT Group shall file any Adjustment Request with respect to any Tax Return (or the applicable portion thereof) relating to a member of the Spinco Group for any Pre-Distribution Period.

(c) Remainco hereby agrees that, unless RMT Partner consents in writing (which consent may not be unreasonably withheld, conditioned, or delayed) or as required by applicable Tax Law, no member of the Remainco Group shall file any Adjustment Request with respect to any Tax Return (or the applicable portion thereof) relating to a member of the Spinco Group for any Pre-Distribution Period.

Section 3.07 Apportionment of Tax Attributes.

(a) Tax Attributes arising in a Pre-Distribution Period will be allocated to (and the benefits and burdens of such Tax Attributes will inure to) the members of the Remainco Group and the members of the Spinco Group as determined in good faith by Remainco in accordance with the Code, Treasury Regulations, and any other applicable state, local or foreign Tax Law.

(b) As promptly as practicable following the close of the taxable year in which the Spinco Distribution occurs, Remainco shall deliver to RMT Partner in writing for RMT Partner’s review Remainco’s good faith determination of the portion, if any, of any earnings and profits, Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other similar group Tax Attribute which is allocated or apportioned to the members of the Spinco Group under applicable Tax Law and this Agreement (the “Proposed Allocation”). RMT Partner shall have sixty (60) days from its receipt of the Proposed Allocation to review and provide Remainco any comments with respect thereto. Remainco shall consider in good faith any comments received from RMT Partner within such sixty (60) day period, and shall provide to RMT Partner a final allocation following the conclusion of such sixty (60) day period (the “Final Allocation”). All members of the Remainco Group and RMT Group shall prepare all Tax Returns in accordance the Final Allocation. In the event of any adjustment to the earnings and profits, any Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other similar group Tax Attribute, Remainco shall promptly notify RMT Partner in writing of such adjustment.

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(c) Except as otherwise provided herein, to the extent that the amount of any Tax Attribute is later reduced or increased by a Tax Authority or Tax Proceeding, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to Section 3.07(a), as agreed by the Parties, and the relevant Parties shall notify the other Parties of any such reduction or increase.

Section 4. Tax Payments.

Section 4.01 Taxes Shown on Returns. Remainco shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the Remainco Group is responsible for preparing under Section 3, and RMT Partner shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the RMT Group is responsible for preparing under Section 3.

Section 4.02 Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any Tax, the Party to which such Tax is allocated pursuant to this Agreement shall pay to the applicable Tax Authority when due any additional Tax required to be paid as a result of such adjustment.

Section 4.03 Indemnification Payments.

(a) If any Party (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Party (the “Required Party”) is liable for, in whole or in part, under this Agreement, the Required Party shall reimburse the Payor within twenty (20) Business Days of delivery by the Payor to the Required Party of an invoice for the amount due from the Required Party, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. The reimbursement shall include (i) interest on the Tax payment computed at the Interest Rate based on the number of days from the later of: (A) date of the Payor’s payment to the Tax Authority or (B) the date of the invoice required by this Section 4.03(a), to the date of reimbursement by the Required Party under this Section 4.03 and (ii) reasonable and documented costs and expenses incurred by the Payor.

(b) All indemnification payments under this Agreement shall be made by Remainco directly to RMT Partner or by RMT Partner directly to Remainco, as the case may be; provided, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Remainco Group, on the one hand, may make such indemnification payment to any member of the RMT Group, on the other hand, and vice versa. All indemnification payments under this Agreement shall be treated in the manner described in Section 12.

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Section 5. Tax Refunds. Remainco shall be entitled (subject to the limitations provided in Section 3.06) to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which Remainco is liable hereunder, and RMT Partner shall be entitled (subject to the limitations provided in Section 3.06) to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which the RMT Parties are liable hereunder. A Party receiving a refund to which another Party is entitled hereunder, in whole or in part, shall pay over such refund (or portion thereof), net of any reasonable costs (including Taxes) resulting therefrom, to such other Party within twenty (20) Business Days after such refund is received (together with interest computed at the Interest Rate based on the number of days from the date the refund was received to the date the refund was paid over).

Section 6. Intended Tax Treatment.

Section 6.01 Representations and Warranties.

(a) Spinco. Spinco hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made by Spinco in the Spinco Tax Representation Letters and the Private Letter Ruling, to the extent that such facts and representations (A) are descriptive of the Spinco Group (including the business purposes for the Spinco Distribution) to the extent they relate to the Spinco Group and the plans, proposals, intentions and policies of the Spinco Group after the Effective Time, or (B) relate to the actions or non-actions of the Spinco Group to be taken (or not taken, as the case may be) after the Effective Time, are, or will be from the time presented or made through and including the Effective Time (and thereafter as relevant) true, correct and complete in all material respects; provided that, notwithstanding anything to the contrary in this Agreement, neither RMT Partner nor Spinco (after the Effective Time) shall be responsible for (i) the accuracy of any such representation, warranty or covenant with respect to periods prior to the Effective Time and (ii) the accuracy of any such representation, warranty or covenant in the Spinco Tax Representation Letters or the Private Letter Ruling that has not been consented to by RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed).

(b) RMT Partner. RMT Partner hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made by RMT Partner in the RMT Partner Tax Representation Letters and the Private Letter Ruling, to the extent descriptive of the RMT Group at any time (including the plans, proposals, intentions and policies of the RMT Group at any time), are, or will be at the time presented or made (and, if applicable, through and including the Effective Time and thereafter as relevant), true, correct and complete in all material respects; provided that, notwithstanding anything to the contrary in this Agreement, RMT Partner shall not be responsible for the accuracy of any such representation, warranty or covenant in the Private Letter Ruling that has not been consented to by RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed).

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(c) Remainco. Remainco hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made by Remainco in the Remainco Tax Representation Letters and the Private Letter Ruling, to the extent descriptive of (A) the Remainco Group at any time or (B) the Spinco Group at any time at or prior to the Effective Time (including, in each case, (x) the business purpose for the Spinco Distribution described in the Remainco Tax Representation Letters or in the Private Letter Ruling to the extent that they relate to the Remainco Group at any time or the Spinco Group at any time at or prior to the Effective Time, and (y) the plans, proposals, intentions and policies of the Remainco Group at any time or the Spinco Group at any time at or prior to the Effective Time), are, or will be from the time presented or made through and including the Effective Time (and thereafter as relevant) true, correct and complete in all material respects.

(d) No Contrary Knowledge. Each of Remainco, RMT Partner and Spinco represents and warrants that it is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger from qualifying for the Intended Tax Treatment. Remainco represents and warrants that it is not aware of the existence of any acquisition, as such term is used in Section 355(e) of the Code, in connection with the transactions contemplated by the Separation Agreement or the Merger Agreement, other than as a result of the Merger or any required dispositions by employee plans of Remainco.

(e) Active Trade or Business. RMT Partner agrees that, from the date hereof until the first Business Day after the two-year anniversary of the Spinco Distribution Date, the RMT Group will continue and cause to be continued the Active Trade or Business, to the extent required under Section 355 and the Treasury Regulations promulgated thereunder. Remainco agrees that, from the date hereof until the first Business Day after the two-year anniversary of the Spinco Distribution Date, the Remainco Group will continue and cause to be continued an active trade or business of the Remainco Group, to the extent required under Section 355 and the Treasury Regulations promulgated thereunder.

Section 6.02 Restrictions on Members of the Spinco and RMT Groups.

(a) RMT Partner agrees that it will not take or fail to take, or permit any member of the RMT Group, as the case may be, to take or fail to take, as applicable, any action where such action or failure to act would reasonably be expected to cause any material representation, warranty or covenant of any member of the RMT Group in the Private Letter Ruling application (or related documentation), in any RMT Partner Tax Representation Letter or in this Agreement to be untrue in any material respect.

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(b) RMT Partner agrees that, from the date hereof until the first Business Day after the two-year anniversary of the Spinco Distribution Date, the RMT Group shall not do any of the following:

(i) enter into any Proposed Acquisition Transaction or, to the extent that any member of the RMT Group has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur;

(ii) merge or consolidate RMT Partner with any other Person, unless RMT Partner is the survivor of the merger or consolidation;

(iii) fail to be actively engaged in the conduct of the Active Trade or Business;

(iv) individually or in the aggregate, measured based on fair market value as of the time of the Spinco Distribution or relevant disposition transaction or transactions, except for (A) sales or other dispositions in the ordinary course of business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s length transaction or (C) any cash paid for to effect a mandatory or optional repayment (or pre-payment) of any indebtedness of Spinco or any member of the Spinco Group, sell or otherwise dispose of (or approve or allow the disposition of) more than thirty-five (35%) percent of the gross assets of the Spinco Group or more than thirty-five (35%) percent of the gross assets of the Active Trade or Business, other than within the Spinco Group’s “separate affiliated group” within the meaning of Section 355(b)(3)(B) (clauses (iii) and (iv) collectively, the “ATB Obligations”);

(v) redeem or repurchase any Capital Stock of RMT Partner, other than any Specified Repurchases or Redemptions;

(vi) take any action (including an amendment to the certificate of incorporation or other organizational documents of RMT Partner), affecting the voting rights of the Capital Stock of RMT Partner;

(vii) liquidate or partially liquidate Spinco for U.S. federal Income Tax purposes;

(viii) merge Spinco with any other Person, unless Spinco is the survivor of the merger; or

(ix) take any action or actions or permit any member of the RMT Group to take such action or actions (including any transactions with a third party) that, individually or in the aggregate, would be reasonably likely to result in one or more Persons acquiring stock, directly or indirectly, representing a Fifty-Percent or Greater Interest in Spinco or to adversely affect the Intended Tax Treatment; or

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(x) adopt a plan or enter into any agreement to do any of the actions set forth in the foregoing clauses (i) through (ix);

unless prior to taking any such action set forth in the foregoing clauses (i) through (x), RMT Partner shall have received (A) an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco, (B) a ruling, including a supplemental ruling, from the IRS (a “Ruling”) in form and substance reasonably satisfactory to Remainco, or (C) Remainco shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or Ruling.

(c) RMT Partner agrees that the RMT Group shall not pre-pay, pay down, redeem or otherwise acquire (which shall not include any acquisition solely to effect an exchange of registered securities for unregistered securities) any of the Spinco Debt Securities issued to Remainco in connection with the Spinco Distribution within five years of the issuance of the Spinco Debt Securities, except to the extent that failure to take such an action would violate the terms of the Spinco Debt Securities or documents entered into in connection with the issuance thereof; unless prior to taking any such action, RMT Partner shall have received (A) an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco, (B) a Ruling in form and substance reasonably satisfactory to Remainco, or (C) Remainco shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or Ruling.

(d) RMT Partner agrees that the RMT Group shall not refinance or assume the Spinco Debt Financing (excluding any guarantee by RMT Partner or any of its Affiliates and, for the avoidance of doubt, excluding any repayment or prepayment) within ninety (90) days after the Spinco Distribution; unless prior to taking any such action, RMT Partner shall have received (A) an Unqualified Tax Opinion in form and substance reasonably satisfactory to Remainco, (B) a Ruling in form and substance reasonably satisfactory to Remainco, or (C) Remainco shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or Ruling.

Section 6.03 Restrictions on Remainco. Remainco agrees that it will not take or fail to take, or permit any member of the Remainco Group, as the case may be, to take or fail to take, as applicable, any action where such action or failure to act would reasonably be expected to cause any material representation, warranty or covenant of any member of the Remainco Group in the Private Letter Ruling application (or related documentation), in any Remainco Tax Representation Letter or in this Agreement to be untrue in any material respect.

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Section 6.04 Procedures Regarding Opinions and Rulings. If RMT Partner notifies Remainco that it or Spinco desires to take one of the actions described in Section 6.02(b), (c) or (d) (a “Notified Action”), Remainco shall (subject to the proviso set forth in Section 7.01) cooperate with RMT Partner in good faith and in an expeditious manner to seek to obtain a Ruling or Unqualified Tax Opinion for the purpose of permitting RMT Partner or Spinco, as applicable, to take the Notified Action unless Remainco shall have waived in writing the requirement to obtain such Ruling or Unqualified Tax Opinion. If such a Ruling is to be sought, Remainco shall apply for such Ruling and Remainco and RMT Partner shall jointly control the process of obtaining such Ruling.

Section 7. Assistance and Cooperation.

Section 7.01 Assistance and Cooperation.

(a) Without limiting any of the Parties’ obligations under the Merger Agreement, the Parties shall reasonably cooperate and assist (and cause their respective Affiliates to reasonably cooperate) each other, in connection with Tax matters relating to the Parties and their Affiliates including, among other things, (i) preparation and filing of Tax Returns, (ii) Tax Contests, (iii) determining the amount of any Tax liabilities owed under this Agreement, (iv) obtaining a Ruling or Tax Opinion with respect to the Spinco Distribution, the Merger, or any subsequent transactions (including, without limitation, by providing appropriate representations regarding discussions and negotiations prior to the Spinco Distribution with potential acquisition candidates that may be relevant under Treasury Regulations Section 1.355-7) and (v) determining the size of acquisitions as such term is used in 355(e) of the Code, in connection with the transactions contemplated by the Separation Agreement or the Merger Agreement, other than as a result of the Merger; provided that the Party requesting such assistance shall reimburse the other Party and its Affiliates for any reasonable and documented out-of-pocket costs incurred by such other Party in connection with such request. Such cooperation shall include making available, upon reasonable notice and during normal business hours, information and documents in their possession relating to any other Party and its Affiliates reasonably available to such other Party. Each of the Parties shall also make available to any other Party, as reasonably requested and available during normal business hours, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

(b) The Remainco Group and RMT Group shall cooperate in good faith to minimize the impacts of the ATB Obligations following the Spinco Distribution, including by cooperating in good faith to define the Active Trade or Business in connection with the application for the Private Letter Ruling and by cooperating in good faith to obtain Tax Opinions or Rulings with respect to transactions implicating the ATB Obligations occurring after the Spinco Distribution.

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(c) Any information or documents provided under this Section 7 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement, the Separation Agreement or any Ancillary Agreement, (i) neither Remainco nor any Remainco Affiliate shall be required to provide Spinco, RMT Partner or any of their respective Affiliates or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the Spinco Group or to the Spinco Business, (ii) neither Spinco, RMT Partner nor any of their respective Affiliates shall be required to provide Remainco or any Remainco Affiliate or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the Spinco Group or to the Spinco Business, (iii) in no event shall Remainco or any Remainco Affiliate be required to provide Spinco, RMT Partner or any of their respective Affiliates or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege and (iv) in no event shall Spinco, RMT Partner or any of their respective Affiliates be required to provide Remainco or any Remainco Affiliate or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that Remainco determines that the provision of any information or documents to Spinco, RMT Partner or any of their respective Affiliates, or Spinco or RMT Partner determines that the provision of any information or documents to Remainco or any Remainco Affiliate, could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit each other’s compliance with its obligations under this Section 7 in a manner that avoids any such harm or consequence.

Section 7.02 Tax Return Information. Each of Remainco, Spinco and RMT Partner, and each member of their respective Groups, acknowledges that time is of the essence in relation to any request for information, assistance or cooperation made pursuant to Section 7.01 or this Section 7.02. Any information or documents the Responsible Party requires to prepare such Tax Returns under this Agreement shall be provided in such form as the Responsible Party reasonably requests and at or prior to the time reasonably specified by the Responsible Party so as to enable the Responsible Party to file such Tax Returns on a timely basis.

Section 7.03 Reliance by Remainco. If any member of the RMT Group supplies information to a member of the Remainco Group in connection with a Tax liability and an officer of a member of the Remainco Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Remainco Group identifying the information

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being so relied upon, the chief financial officer of RMT Partner (or any officer of Spinco or RMT Partner as designated by the chief financial officer of RMT Partner), shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 7.04 Reliance by the RMT Parties. If any member of the Remainco Group supplies information to a member of the RMT Group in connection with a Tax liability and an officer of a member of the RMT Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the RMT Group identifying the information being so relied upon, the chief financial officer of Remainco (or any officer of Remainco as designated by the chief financial officer of Remainco) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 7.05 The Separation. The Remainco Group and the RMT Group shall cooperate in good faith with respect to the structuring and implementation of the Separation. Without limiting the generality of the foregoing:

(a) the Remainco Group shall use its reasonable best efforts to structure the Separation and related transactions to minimize the extent to which the Separation, the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange and the Merger is structured through taxable transactions (including that the Remainco Group may structure the Separation to include transactions that are tax-free under Section 368(a)(1)(D) and/or Section 355 to the extent a “should” level Tax Opinion can be obtained by Remainco with respect to such transactions);

(b) the Remainco Group and the RMT Group shall cooperate in good faith and use their respective reasonable best efforts to provide customary representations, warranties or covenants, in each case, not extending more than two years from the Spinco Distribution Date with respect to any transactions forming part of the Separation to preserve the tax-free nature of such transactions or to obtain a Tax Opinion or Ruling on such transactions; and

(c) the Remainco Group and the RMT Group shall cooperate in good faith and use their respective reasonable best efforts to minimize the impacts and restrictions associated with the Separation following the Spinco Distribution (including any representations, warranties or covenants with respect thereto) to the Spinco Group, consistent with the intended tax-free nature of any such transactions and any Tax Opinions or Rulings thereon.

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(d) In the event Remainco determines in its reasonable discretion that it cannot obtain a “should level” Tax Opinion that the Separation and related transactions, the Spinco Special Cash Payment, and/or any Additional Amount Distribution, any Securities Issuance, any Securities Exchange can be structured in a tax-free manner (in whole or in part), Remainco shall have the right to structure the Separation so that, to the maximum extent possible, the taxable transaction gives rise to a basis step-up that is expected to result in Income Tax Benefits (as defined in the Annex).

Section 7.06 Tax Sharing Agreements. Any and all existing Tax sharing or Tax allocation agreements or arrangements, written or unwritten, between any member of the Remainco Group, on the one hand, and any member of the Spinco Group, on the other hand, if not previously terminated, shall be terminated as of the Spinco Distribution Date without any further action by the parties thereto. Following the Spinco Distribution Date, no member of the Remainco Group or the Spinco Group shall have any further rights, liabilities or obligations thereunder and all tax allocations matters between the Remainco Group, on the one hand, and the Spinco Group, on the other hand, shall be governed exclusively pursuant to the terms of this Agreement.

Section 8. Tax Records.

Section 8.01 Retention of Tax Records. Each of Remainco and Spinco shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Remainco shall preserve and keep all other Tax Records relating to Taxes of the Remainco and Spinco Groups for Pre-Distribution Periods, for so long as the contents thereof may be or become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Spinco Distribution Date (such later date, the “Retention Date”). After the Retention Date, each of Remainco and Spinco may dispose of such Tax Records upon sixty (60) Business Days’ prior written notice to the other Parties. If, prior to the Retention Date, (a) Remainco or Spinco reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 8.01 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Parties agree, then such first Party may dispose of such Tax Records upon sixty (60) Business Days’ prior notice to the other Parties. Any notice of an intent to dispose given pursuant to this Section 8.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Parties shall have the opportunity, at their cost and expense, to copy or remove, within such sixty (60) Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Party or any of its Affiliates determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such program or system may be decommissioned or discontinued upon ninety (90) Business Days’ prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

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Section 8.02 Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession pertaining to (i) in the case of any Tax Return of the Remainco Group, the portion of such Tax Return that relates to Taxes for which the Spinco Group or the RMT Group may be liable pursuant to this Agreement or (ii) in the case of any Tax Return of the Spinco Group or the RMT Group, the portion of such Tax Return that relates to Taxes for which the Remainco Group may be liable pursuant to this Agreement, and shall permit the other Parties and their Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of the requesting Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

Section 8.03 Preservation of Privilege. The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Spinco Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 9. Tax Contests.

Section 9.01 Notice. Each of Remainco, Spinco and RMT Partner shall provide prompt notice to the other Parties of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for Tax Periods for which it is indemnified by another Party hereunder or for which it may be required to indemnify another Party hereunder, or otherwise relating to the Intended Tax Treatment or the Separation, the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance, any Securities Exchange or the Merger (including the resolution of any Tax Contest relating thereto). Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to give the indemnifying Party prompt notice of such asserted Tax liability and the indemnifying Party is entitled under this Agreement

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to contest the asserted Tax liability, then (i) if the indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Party shall have no obligation to indemnify the indemnified Party for any Taxes arising out of such asserted Tax liability, and (ii) if the indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Party, then any amount which the indemnifying Party is otherwise required to pay the indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

Section 9.02 Control of Tax Contests.

(a) Remainco Control. Remainco shall have the right to control any Tax Contest with respect to Tax Matters relating to (i) any Joint Return for any Pre-Distribution Period, (ii) any member of the Remainco Group, (iii) any member of the Spinco Group relating to a Remainco Ownership Period and (iv) Transaction Taxes, and in each case excluding any Tax Matters relating to the Spinco Group or any member thereof for any Tax Period ending on or before the Remainco Prior Merger Date. Subject to Section 9.02(c) and Section 9.02(d), Remainco shall have reasonable discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Tax Contest that Remainco has the right to control relating to a Spinco Separate Return for a Straddle Period, and absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any other such Tax Contest that Remainco has the right to control; provided, that notwithstanding anything in this Section 9.02(a) to the contrary, in the case of any Transaction Taxes for which RMT Partner may be liable under this Agreement, RMT Partner and Remainco shall have joint rights to control any Tax Contest relating thereto.

(b) RMT Partner Control. Except as otherwise provided in this Section 9.02, RMT Partner shall have the right to control any Tax Contest with respect to any member of the Spinco Group to the extent related to solely to any Post-Distribution Period or any Tax Period ending on or before the Remainco Prior Merger Date. Subject to Section 9.02(c) and Section 9.02(d), RMT Partner shall have absolute discretion with respect to any decisions to be made, or the nature of any action to be taken, with respect to any such Tax Contest.

(c) Settlement Rights. The Controlling Party shall have the sole right to contest, litigate, compromise and settle any Tax Contest without obtaining the prior consent of the Non-Controlling Party; provided, that to the extent any such Tax Contest may give rise to a claim for indemnity by the Controlling Party or its Affiliates against the Non-Controlling Party or its Affiliates under this Agreement or would be reasonably expected to affect adversely the Non-Controlling Party in any material respect with respect to Taxes, the Controlling Party shall not settle any such Tax Contest without the Non-Controlling Party’s prior written consent (which consent may not be unreasonably

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withheld, conditioned, or delayed). Subject to Section 9.02(e), and unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party. In the case of any Tax Contest described in this Section 9, “Controlling Party” means the Party entitled to control the Tax Contest under such Section and “Non-Controlling Party” means (x) Remainco if RMT Partner is the Controlling Party and (y) RMT Partner if Remainco is the Controlling Party.

(d) Tax Contest Participation. Subject to Section 9.02(e), and unless waived by the Parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend, any scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement. The failure of the Controlling Party to provide any notice specified in this Section 9.02(d) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

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(e) Remainco Consolidated Federal Income Tax Return. Notwithstanding anything in this Section 9 to the contrary, in the case of a Tax Contest related to a Joint Return of Remainco with respect to U.S. federal income Taxes, the rights of the RMT Parties and their Affiliates under Section 9.02(c) and Section 9.02(d) shall be limited in scope to the portion of such Tax Contest relating to Taxes for which the RMT Parties may reasonably expected to become liable to make any indemnification payment to Remainco under this Agreement.

(f) Power of Attorney. Each member of the RMT Group shall execute and deliver to Remainco (or such member of the Remainco Group as Remainco shall designate) any power of attorney or other similar document reasonably requested by Remainco (or such designee) in connection with any Tax Contest (as to which Remainco is the Controlling Party) described in this Section 9. Each member of the Remainco Group shall execute and deliver to RMT Partner(or such member of the RMT Group as RMT Partner shall designate) any power of attorney or other similar document requested by RMT Partner(or such designee) in connection with any Tax Contest (as to which RMT Partner is the Controlling Party) described in this Section 9.

Section 10. Effective Date. Except as expressly set forth in this Agreement, the Separation Agreement or the Merger Agreement, as between Remainco and Spinco, this Agreement shall become effective upon the consummation of the Spinco Distribution, and as between Remainco, Spinco and RMT Partner, this Agreement shall become effective upon the consummation of the Merger.

Section 11. Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 12. Tax Treatment of Payments. The tax characterization of payments made hereunder (including under the TRA) shall be determined under the principles of Section 9.16 of the Separation Agreement.

Section 13. Dispute Resolution. In the event that an RMT Party and Remainco are unable to resolve a disagreement with respect to matters governed by this Annex (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert in the area of disagreement (the “Independent Expert”) mutually acceptable to both parties cooperating in good faith. The Independent Expert shall be a partner in a nationally recognized accounting firm or a law firm, and the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with RMT Partner or Remainco or any other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed in the same manner as provided in Article VII of the Separation Agreement, mutatis mutandis. The Expert shall resolve any matter submitted thereto within thirty (30) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the

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preceding sentence, if the Reconciliation Dispute is not resolved before any payment that is the subject of the Reconciliation Dispute, such payment shall be made on the date prescribed by this Agreement, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or the amendment of any Tax Return shall be borne equally by Remainco and RMT Partner, except as provided in the next sentence. Each party shall bear its own costs and expenses (including, without limitation, fees of such party’s own attorneys or accountants) of such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 13 shall be binding on the RMT Partner and Remainco and may be entered and enforced in any court having jurisdiction.

Section 14. Miscellaneous.

Section 14.01 Survival. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Spinco Distribution and remain in full force and effect in accordance with their applicable terms.

Section 14.02 Other Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement, the Merger Agreement or the Ancillary Agreements.

Section 14.03 Modification or Amendment Waiver.

(a) This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective; provided, that prior to the Spinco Distribution, Spinco shall not waive any provision of this Agreement without the prior written consent of RMT Partner.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 14.04 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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Section 14.05 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agree that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 14.07 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 14.05(b) or that any order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 14.05(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS

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CONTEMPLATED HEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS Section 14.05(b).

Section 14.06 Specific Performance. Each of the Parties acknowledge and agree that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 14.07 Notice. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties, as the case may be, shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided, that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Party at the following street addresses or email addresses or at such other street address or email address for a Party, as the case may be, as shall be specified for such purpose in a notice given in accordance with this Section 14.07:

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If to Remainco or, prior to the Spinco Distribution, Spinco:

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	SVP – Corporate Strategy and Development
Email:	sm3763@att.com

AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Attention:	Senior Executive Vice President and General Counsel
Email:	dm952g@att.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Isaac J. Wheeler
Eric M. Krautheimer
Melissa Sawyer
Email:	wheeleri@sullcrom.com
krautheimere@sullcrom.com
sawyerm@sullcrom.com

If to RMT Partner, or following the Spinco Distribution, to Spinco:

Discovery, Inc.
230 Park Avenue South
New York, New York
Attention:	Bruce Campbell
Email:	Bruce_campbell@discovery.com

with a copies (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:	Jeffrey J. Rosen Jonathan E. Levitsky Sue Meng
Email:	jrosen@debevoise.com jelevitsky@debevoise.com smeng@debevoise.com

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Section 14.08 Complete Agreement; Construction. This Agreement, together with the Separation Agreement, the Merger Agreement and the Ancillary Agreements constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof; for the avoidance of doubt, the preceding clause shall apply to all other agreements, whether or not written, in respect of any Tax between or among any member or members of the Remainco Group, on the one hand, and any member or members of the Spinco Group, on the other hand, which agreements shall be of no further effect between the parties thereto and any rights or obligations existing thereunder shall be fully and finally settled, calculated as of the date hereof. Except as expressly set forth in the Separation Agreement, the Merger Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries, to the extent such matters are the subject of this Agreement, shall be governed exclusively by this Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between the Separation Agreement, the Merger Agreement or any Ancillary Agreement, on the one hand, and this Agreement, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern.

Section 14.09 Third Party Beneficiaries. Except as specifically provided herein, the Parties hereby agree that their respective agreements and covenants set forth in this Agreement are solely for the benefit of the other Parties, as the case may be, on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied. For the avoidance of doubt, no stockholder of Remainco, Spinco or RMT Partner shall be third-party beneficiaries for any purpose prior to the Spinco Distribution, and no stockholder (or Party on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Spinco Distribution based on a decrease in share value or lost premiums.

Section 14.10 Termination. This Agreement shall terminate immediately upon the valid termination of the Merger Agreement, if the Merger Agreement is validly terminated in accordance with its terms prior to the Spinco Distribution. After the Spinco Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Remainco and Spinco. In the event of any termination of this Agreement, neither Party (or any of their respective directors, officers, members or managers) shall have any Liability or further obligation to any other Party by reason of this Agreement.

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Section 14.11 Payment Terms.

(a) Except as otherwise expressly provided to the contrary in this Agreement, any amount to be paid or reimbursed by a Party (where applicable, or a member of such Party’s Group) to the other Party (where applicable, or a member of such other Party’s Group) under this Agreement shall be paid or reimbursed hereunder within thirty (30) days after presentation of an invoice or a written demand therefor, in either case setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b) Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to Interest Rate on the date on which such payment was due, calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

(c) Without the Consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York City Time on the day before the date the payment is required to be made or, as applicable, on which an invoice is submitted or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the indemnifying Party.

Section 14.12 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any Person that becomes a Subsidiary of such Party at or after the time of the Spinco Distribution, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 14.13 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this

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Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 14.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, as the case may be and any attempted or purported assignment or delegation in violation of this Section 14.14 shall be null and void.

Section 14.15 Interpretation and Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (vii) a reference to any Person includes such Person’s successors and permitted assigns.

Section 14.16 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

AT&T INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	Senior Vice President, Corporate Strategy and Development

DISCOVERY, INC.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Development, Distribution & Legal Officer

MAGALLANES, INC.

By	/s/ Stephen McGaw
	Name:	Stephen McGaw
	Title:	President

Signature Page to Tax Matters Agreement

ANNEX A

Tax Receivable Annex

Section 1. Definitions

As used in this Annex, the terms set forth in this Section 1 shall have the meanings set forth below. All capitalized terms used but not defined in this Annex shall have the same meanings ascribed to them in the Agreement.

“Additional Bridge Funding Tax Liability” has the meaning set forth in the Merger Agreement.

“Applicable Transaction” means any transaction or event that may give rise to a Covered Attribute.

“Assumed Tax Rates” means, with respect to an Applicable Transaction, the highest federal tax rate applicable to corporations and the highest blended state or local rates applicable to corporations, as applicable, in each case effective for the taxable period in which the gain or income is recognized with respect to such Applicable Transaction.

“Bankruptcy Code” means Title 11 of the United States Code.

“Covered Attribute” means, without duplication, an increase in Tax basis for U.S. federal, state or local income Tax purposes attributable to:

(i) The failure of the Contribution, the Spinco Distribution, the Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance or any Securities Exchange to qualify for the Intended Tax Treatment, including any Income Tax Benefit resulting from the Protective Section 336(e) Election provided for in the Agreement, except to the extent that the RMT Group is responsible for the Taxes giving rise to, or imposed on the transactions giving rise to, the relevant Tax Benefits;

(ii) Any transaction undertaken pursuant to the Internal Restructuring; provided, that any step-up in Tax basis relating to the Internal Restructuring shall be determined without regard to any adjustments that increase Covered Attributes resulting from any amendment, audit or similar adjustment (including, for the avoidance of doubt, valuation adjustments) not reflected on a timely filed Tax Return for the relevant taxable period that includes the relevant Applicable Transaction;

(iii) A transaction generating an Additional Bridge Funding Tax Liability; provided however, that (i) in the event of a step-up in the tax basis of assets acquired by Spinco as a result of one or more Applicable Transaction(s) attributable to an Additional Bridge Funding Tax Liability of $4,000,000,000 or less, the Covered Attributes with respect to such Applicable Transaction(s) shall be equal to the amount of Covered Attributes attributable to 50% of such step up in basis, apportioned to the assets with respect to which such step up applies on a pro rata basis, (ii) in the event (A) the Additional Bridge Funding Tax Liability exceeds $4,000,000,000 and (B) the RMT Partner has not made an RMT Partner Special Election, in addition to the Covered Attributes described in (i), 100% of every dollar of the step-up in tax basis of assets contributed to Spinco corresponding to Additional Bridge Funding Tax Liability above $4,000,000,000 shall be considered to be a Covered Attribute, and (iii) in the event (A) the Additional Bridge Funding Tax Liability exceeds $4,000,000,000 and (B) the RMT Partner has made an RMT Partner Special Election, then none of the step-up in the tax basis of assets contributed to Spinco corresponding to an Additional Bridge Funding Tax Liability in excess of $4,000,000,000 shall be considered to be a Covered Attribute; it being understood that apportionment of amounts of Covered Attributes to amounts of Additional Bridge Funding Tax Liability not in excess of $4,000,000,000 and to amounts of Additional Bridge Funding Tax Liability in excess of $4,000,000,000 shall occur on a pro rata basis;

provided, further, that if the amount of the Covered Attributes does not exceed the Threshold Amount, the Covered Attributes shall be deemed to be zero.

“Covered Tax Benefits” means the Income Tax Benefit attributable to a Covered Attribute.

“Discount Rate” means SOFR plus 100 basis points; provided, however, in the event that SOFR is no longer commonly accepted by market participants, then an alternative floating rate index jointly selected by Remainco and RMT Partner that is commonly accepted by market participants shall be used in lieu thereof.

“Income Tax Benefit” means the reduction in cash Income Taxes actually payable by a member of the RMT Group (calculated on a “with and without” basis).

“Internal Restructuring” means the Separation, but excluding: the Contribution, the Spinco Distribution, any Spinco Special Cash Payment, any Additional Amount Distribution, any Securities Issuance and any Securities Exchange.

“Realized Covered Tax Benefits” means, with respect to an taxable period, the cumulative amount of Covered Tax Benefits realized in such taxable period and all prior taxable periods less Realized Covered Tax Benefits taken into account in prior taxable periods.

“SOFR”, as of any date, means the secured overnight financing rate as published by the Federal Reserve Bank of New York (or successor administrator) on its website on the immediately preceding Business Day.

“Threshold Amount” means $700,000,000, in U.S. dollars.

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Section 2. [Intentionally Omitted]

[Intentionally Omitted]

Section 3. [Intentionally Omitted]

[Intentionally Omitted]

Section 4. Tax Receivable Payments

(a) The Remainco Group shall be entitled, subject to the modifications set forth in this Annex, to 85% of all Realized Covered Tax Benefits (the “Tax Receivable Entitlement”).

(b) To the extent that the RMT Group realizes an Income Tax Benefit due to the payment of, or obligation to pay, any Tax Receivable Entitlement with respect to any Covered Tax Benefit, such additional Tax Benefit shall be treated as a Covered Tax Benefit for purposes of this Annex.

(c) Any Tax Receivable Entitlement shall be reduced (but not below zero) by 85% of the reasonable out-of-pocket costs (net of Tax Benefits resulting from such out-of-pocket costs actually realized in the taxable period in which such costs are incurred or in the following taxable period) incurred to third-parties attributable to the computation of such Tax Receivable Entitlement or the Covered Tax Benefits to which such Tax Receivable Entitlement relates, as reasonably determined by RMT Partner in good faith.

(d) The RMT Parties shall pay (a “Tax Receivable Payment”) to the Remainco Group any Tax Receivable Entitlement within ten (10) days of the final determination thereof.

(e) Any Tax Receivable Payment required to be made by RMT Partner under this Annex that is not made when due under this Annex shall be payable together with any interest thereon, computed at the Interest Rate and commencing from the date on which such payment was due and payable.

(f) Notwithstanding the foregoing, in no event will the cumulative Tax Receivable Payments required to be made to the Remainco Group exceed 100% of the aggregate income taxes incurred, at the Assumed Tax Rates, by the Remainco Group in respect of the Applicable Transactions and the receipt of Tax Receivable Payments under this Annex (taking into account any increase in cash taxes arising from any amendment, audit or similar adjustment (including, for the avoidance of doubt, valuation adjustments)). For the avoidance of doubt, amounts determined under the immediately preceding sentence shall be determined under procedures substantially similar to Section 5, mutatis mutandis, for the tax period in which such taxes are incurred.

(g) In the event that it is subsequently determined that the Remainco Group has received cumulative Tax Receivable Payments in excess of the amounts that should have been paid (by reason of audit adjustments, subsequent events, carrybacks or otherwise), subsequent Tax Receivable Payments shall be reduced accordingly until the cumulative Tax Receivable Payments received reflect the correct cumulative amount. The procedures of Section 5, mutatis mutandis, shall apply with respect to any redetermination under this Section 4(g).

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Section 5. Determination of Tax Receivable Payments and Additional Amount Reimbursement Payments

(a) No later than thirty (30) days after the due date (taking into account extensions validly obtained) for filing the consolidated U.S. federal income tax return of the RMT Partner consolidated group with respect to any taxable period, RMT Partner shall provide Remainco with a certification (a “RMT Partner Certification”) prepared by a nationally recognized tax advisor and signed by the chief financial officer of RMT Partner setting forth the amount, if any, of: (i) any Realized Covered Tax Benefits computed for such taxable period and (ii) the Tax Receivable Entitlement with respect to such Realized Covered Tax Benefits.

(b) An RMT Partner Certification shall set forth in reasonable detail the basis for computations reflected in such RMT Partner Certification.

(c) The RMT Partner Certification delivered under Section 5(b) shall become final and binding on all parties if no Remainco Material Objection Notice is delivered under Section 5(d) within thirty (30) calendar days after receiving such RMT Partner Certification or if Remainco provides written notice to RMT Partner that Remainco has no material objection to the RMT Partner Certification.

(d) If Remainco objects to an RMT Partner Certification, Remainco may in good faith deliver a notice of material objection to the RMT Partner Certification (a “Remainco Material Objection Notice”) within thirty (30) calendar days after receiving such RMT Partner Certification. Remainco and RMT Partner shall negotiate in good faith to resolve any such objection, and to the extent the parties are unable to resolve the objection, the procedures of Section 13 of the Agreement shall apply.

Section 6. Termination

(a) This Annex shall terminate on the earlier of (i) the time that all payments that are or may be required under this Annex have been made to Remainco and (ii) the last day of the first taxable year that ends fifteen (15) years following the closing of the Merger (the “Final Termination Date”).

(b) Notwithstanding Section 6(a), RMT Partner may deliver a notice to Remainco that RMT Partner is terminating its obligations to make Tax Receivable Payments under this Annex (an “Early Termination Notice”), including in such notice, in reasonable detail, a computation prepared by a nationally recognized tax advisor of the Early Termination Payment as of the date of such notice. The procedures of Section 5, mutatis mutandis, shall apply with respect to such certification. Upon payment of the Early Termination Payment, RMT Partner shall have no obligation to make further Tax Receivable Payments, except with respect to Covered Tax Benefits arising from any step-up in Tax basis with respect to non-amortizable, non-depreciable assets

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(provided, for the avoidance of doubt, that Tax Receivable Payments shall continue to be required with respect to such non-amortizable, non-depreciable assets). If the RMT Partner fails to pay the Early Termination Payment within ten (10) days of the final determination thereof, the Early Termination Notice shall have no effect. For purposes of this Annex with respect to an Early Termination Notice:

(i) The “Early Termination Payment” means the sum of: (A) the Acceleration Payment, (B) without duplication, any Tax Receivable Payments due under this Annex as of the date of the Early Termination Notice and (C) without duplication, any Tax Receivable Payments payable with respect to any taxable period (or portion thereof) ending on or prior to the date of the Early Termination Notice (for the avoidance of doubt, in each case, taking into account any reduction in Tax Receivable Payments pursuant to Section 4(g)).

(ii) The “Acceleration Payment” means, as of the date of the Early Termination Notice, the present value, discounted at the Discount Rate determined as of the date of the Early Termination Notice, of all Tax Receivable Payments that would be required to be paid by RMT Partner to Remainco beginning from the date of the Early Termination Payment, assuming such payments would be timely paid on the date the relevant Certification would be due under Section 5 and assuming that the Valuation Assumptions are applied.

(iii) The “Valuation Assumptions” mean, as of the date of the Early Termination Notice, that: (A) in each taxable period ending on or after such date, the RMT Group (or relevant entity(ies) thereof) will generate an amount of taxable income sufficient to fully use all Covered Tax Benefits in the tax period in which such Covered Tax Benefits become available, (B) the Covered Tax Benefits for such taxable period or future taxable periods will be determined based on the Tax laws in effect on the date of the Early Termination Notice, (C) any non-amortizable, non-depreciable assets with respect to a step-up in Tax basis that could give rise to a Covered Tax Benefit will not be treated as giving rise to a Covered Tax Benefit and (D) any net operating loss or other carryovers are recoverable ratably until their expiration date or, if such carryovers do not have an expiration date, over the fifteen year period after such carryovers were generated.

(c) Within thirty (30) Business Days of the Final Termination Date, RMT Partner will provide Remainco a notice including, in reasonable detail, a computation prepared by a nationally recognized tax advisor of the Final Termination Payment as of the date of such notice. The procedures of Section 5, mutatis mutandis, shall apply with respect to such a certification. RMT Partner shall make the Final Termination Payment promptly following the final determination thereof.

(i) The “Final Termination Payment” means the sum of: (A) the Final Payment, (B) without duplication, any Tax Receivable Payments due under this Annex as of the Final Termination Date and (C) without duplication, any Tax Receivable Payments payable with respect to any taxable period (or portion thereof) ending on or prior to the Final Termination Date (for the avoidance of doubt, in each case, taking into account any reduction in Tax Receivable Payments pursuant to Section 4(g)).

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(ii) The “Final Payment” means, as of the Final Termination Date, the present value, discounted at the Discount Rate determined as of the Final Termination Date, of all Tax Receivable Payments that would be required to be paid by RMT Partner to Remainco beginning from the Final Termination Date, assuming such payments would be timely paid on the date the relevant Certification would be due under Section 5 and assuming that the Final Valuation Assumptions are applied.

(iii) The “Final Valuation Assumptions” mean, as of the Final Termination Date, that: (A) in each taxable period ending on or after such date, the RMT Group (or relevant entity(ies) thereof) will generate an amount of taxable income sufficient to fully use all Covered Tax Benefits in the tax period in which such Covered Tax Benefits become available, (B) the Covered Tax Benefits for such taxable period or future taxable periods will be determined based on the Tax laws in effect on the Final Termination Date, (C) any non-amortizable, non-depreciable assets with respect to a step-up in Tax basis that could give rise to a Covered Tax Benefit will not be treated as giving rise to a Covered Tax Benefit and (D) any net operating loss or other carryovers are recoverable ratably until their expiration date or, if such carryovers do not have an expiration date, over the fifteen year period after such carryovers were generated.

(d) Notwithstanding Section 6(a), in the event that the RMT Parties breach any of their material obligations to make Tax Receivable Payments, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of their obligations to make Tax Receivable Payments in a case commenced under the Bankruptcy Code or otherwise, then all obligations to make Tax Receivable Payments hereunder shall be accelerated, and such obligations shall be calculated in the same manner as the required Early Termination Payment if an Early Termination Notice had been delivered on the date of such breach. Notwithstanding the foregoing, in the event that RMT Parties breach this Annex, Remainco shall be entitled to elect to receive the amounts above or to seek specific performance of the terms hereof. The parties agree that the failure to make any Tax Receivable Payment due pursuant to this Annex within ninety (90) days of the date such payment is due shall be deemed to be a breach of a material obligation under this Annex for all purposes of this Annex, and that it will not be considered to be a breach of a material obligation under this Annex to make a Tax Receivable Payment due pursuant to this Annex within ninety (90) days of the date such payment is due; provided, that, in the event that payment is not made within ninety (90) days of the date such payment is due, Remainco shall be required to give written notice to RMT Partner that the RMT Parties have breached their material obligations to pay Tax Receivable Payments, and so long as such payment is made within ten (10) days of the delivery of such notice to the RMT Partner, the RMT Parties shall no longer be deemed to be in breach of its material obligations to pay Tax Receivable Payments under this Annex.

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(e) For the avoidance of doubt, RMT Partner will not be considered to be in breach of its obligation to make Tax Receivable Payments to the extent that it is not permitted to make such payments (or to receive sufficient cash from its Subsidiaries to make such payments) under the terms of its debt obligations, or to the extent any payments would result in RMT Partner or any of its Subsidiaries losing its investment grade rating. RMT Partner will use commercially reasonable efforts to structure its debt obligations in a manner that would permit Tax Receivable Payments to be made in accordance with this Annex.

Section 7. Assignments

No party may assign any of its rights or delegate any of its obligations under this Annex, in whole or in part, without the prior written consent of the other parties, and any attempted or purported assignment or delegation in violation of this Section 7 shall be null and void.

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